As filed with the Securities and Exchange Commission on June 22, 2011
Registration No. 333-173440

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 7
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
KiOR, Inc.
(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	2860 (Primary Standard Industrial Classification Code Number)	51-0652233 (I.R.S. Employer Identification Number)

13001 Bay Park Road
Pasadena, Texas 77507
(281) 694-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Christopher A. Artzer
Vice President, General Counsel and Secretary
13001 Bay Park Road
Pasadena, Texas 77507
(281) 694-8700
(Address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Felix P. Phillips Troy S. Lee Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1234	Andrew S. Williamson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:  As soon as practicable on or after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Registered(1)	Share(2)	Offering Price(1)(2)	Registration Fee(3)
Class A common stock, par value $0.0001 per share	11,500,000	$21.00	$241,500,000	$28,039

(1)	Includes 1,500,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	$28,039 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2011

10,000,000 Shares

Class A Common Stock

Prior to this offering, there has been no public market for KiOR, Inc. Class A common stock. We anticipate that the initial public offering price will be between $19.00 and $21.00 per share. Our Class A common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “KIOR.”

Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are identical, except with respect to voting and conversion. Each share of our Class A common stock is entitled to one vote per share and will not convert into any other shares of our capital stock. Each share of our Class B common stock is entitled to 10 votes per share and will convert into one share of our Class A common stock upon the occurrence of specified events. Please read “Description of Capital Stock — Common Stock — Conversion.”

Entities affiliated with Khosla Ventures and Artis Capital Management, L.P., two of our principal stockholders, have indicated an interest in purchasing shares of our Class A common stock in this offering at the initial public offering price up to an aggregate of 3,500,000 shares. Because this indication of interest is not a binding agreement or commitment to purchase, these existing investors may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our Class A common stock purchased by these existing investors as they will from any other shares of our Class A common stock sold to the public in this offering.

Entities affiliated with Khosla Ventures will, following the completion of this offering and assuming the purchase of 3,500,000 shares of our Class A common stock that may be acquired by them in this offering, own shares of our Class A common stock and Class B common stock representing approximately 72% of the combined voting power of our outstanding common stock. Khosla Ventures II, L.P. has agreed not to sell any of the 46,259,738 shares of our common stock that it beneficially owns, representing approximately 47% of our outstanding common stock immediately prior to this offering, for a period of 360 days after the date of this prospectus.

We are selling 10,000,000 shares of our Class A common stock through the underwriters.

The underwriters have an option to purchase a maximum of 1,500,000 additional shares to cover over-allotments of shares, if any.

Investing in our Class A common stock involves risks. Please read “Risk Factors” on page 13.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	KiOR

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of Class A common stock will be made on or about          , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank	Goldman, Sachs & Co.

Piper Jaffray	Citi	Deutsche Bank Securities

The date of this prospectus is          , 2011.

KiOR

Transportation fuels from renewable crude

Gasoline

Diesel

Jet fuel

Real • Renewable • Rural • Repeatable

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or such other dates as are stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and related notes before deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, the terms “KiOR,” “the Company,” “we,” “us” and “our” in this prospectus refer to KiOR, Inc. and its subsidiaries.

Overview

We are a next-generation renewable fuels company.

Our mission is to produce renewable fuels in a profitable yet sustainable manner. We strive to achieve net environmental and social benefits by achieving a negative carbon footprint, responsibly managing our land use and water resources, and preserving our forests and food sources, while promoting energy independence, job creation and community investment. Our strategy is generally predicated on feedstock sources consisting of unirrigated crops that can be harvested on a sustainable basis on non-food or degraded lands in rural areas where our investment will result in welcomed new jobs and economic revitalization.

We have developed a proprietary technology platform to convert low-cost, abundant and sustainable non-food biomass into hydrocarbon-based oil. We process our renewable crude oil using standard refinery equipment into gasoline and diesel blendstocks that can be transported using the existing fuels distribution system for use in vehicles on the road today. According to a February 2011 analysis performed by TIAX LLC, a leading technology processing and commercialization company, using data we provided, gasoline and diesel blendstocks produced from our proprietary biomass fluid catalytic cracking, or BFCC, process in our planned commercial production facilities are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the petroleum-based fuels they displace.

We are fundamentally different from traditional oil and biofuels companies. Unlike traditional oil companies, we generate hydrocarbons from renewable sources rather than depleting fossil fuel reserves. At the same time, we differ from most traditional biofuels companies because our end products are fungible gasoline and diesel blendstocks rather than alcohols or fatty acid methyl esters, or FAME, such as ethanol or biodiesel. As compared to ethanol, the energy density of one gallon of our renewable blendstocks equates to 1.7 gallons of ethanol equivalent. While we are a development stage company that has not generated any revenue and has experienced net losses since inception, through our proprietary technology platform, we expect to provide new domestic sources of liquid transportation fuels — sustainably — using a variety of renewable natural resources to help further energy independence and reduce greenhouse gas emissions.

Based on the technological and operational milestones we have achieved to date, we believe that when we are able to commence commercial production at our planned first standard commercial production facility, primarily using Southern Yellow Pine whole tree chips, we will be able to produce gasoline and diesel blendstocks without government subsidies on a cost-competitive basis with petroleum-based blendstocks produced from various crude oil resources on- and offshore worldwide at current pricing. Our proprietary catalyst systems, reactor design and refining processes have achieved yields of renewable fuel products of approximately 67 gallons per bone dry ton of biomass, or BDT, in our demonstration unit that we believe would allow us to produce gasoline and diesel blendstocks today at a per-unit unsubsidized production cost below $1.80 per gallon, if produced in a standard commercial production facility with a feedstock processing capacity of 1,500 BDT per day. This unsubsidized production cost equates to less than $550 per metric ton, $0.50 per liter and $1.10 per gallon of ethanol equivalent. This per-unit cost assumes a price of $72.30 per BDT for Southern Yellow Pine clean chip mill chips and anticipated operating expenses at the increased scale and excludes cost of financing and facility depreciation. Over time, we expect to improve our overall process yield by enhancing our technology and to significantly reduce our feedstock costs by using lower grade chips, logging residues, branches and bark and lower our operating expenses through various initiatives. For the month of May 2011, the average U.S. Gulf Coast spot prices for conventional gasoline and ultra-low sulfur diesel were $3.024 and $3.001 per gallon, respectively. For the month of May 2011, market prices for corn ethanol, biodiesel and sugarcane ethanol were $2.587, $5.148 and $3.889 per gallon, respectively.

We believe that the solution to the world’s growing transportation fuel demands must be:

•	Real. Our technology produces high-quality hydrocarbon blendstocks that we believe will “drop in” to the existing transportation fuels infrastructure for use in vehicles on the road today. Our fuels are not ethanol or FAME diesel. Unlike ethanol, which is generally subject to a 10% to 15% blend wall, we believe that our gasoline and diesel blendstocks can be used as components in formulating a variety of fuel products meeting specifications of ASTM International for finished gasoline and diesel derived from petroleum-based blendstocks.

•	Renewable. Our proprietary technology platform allows us to convert a variety of low-cost, abundant and sustainable non-food biomass, including woody biomass, such as whole tree chips, logging residues, branches and bark, agricultural residues, such as sugarcane bagasse, and energy crops, such as switchgrass and miscanthus, into renewable transportation fuels that we believe will help to satisfy mandates under the Renewable Fuel Standard program, or RFS2.

•	Rural. We plan to locate our commercial production facilities in rural areas near sources of low-cost, abundant and sustainable non-food biomass, which we believe will help revitalize rural communities impacted by closed paper mills.

•	Repeatable. We plan to employ a “copy exact” modular design for our standard commercial production facilities that can be replicated in numerous locations with abundant and sustainable non-food feedstock in the southeastern United States and beyond, which we believe will help us reduce our capital costs. After we commercialize our technology, our repeatable renewable crude oil production process will effectively eliminate the exploration risk experienced by traditional exploration and production companies.

We expect that our renewable fuels will offer several environmental benefits compared to traditional petroleum-based fuels. According to a February 2011 analysis performed by TIAX LLC using data we provided, gasoline and diesel blendstocks produced from our proprietary BFCC process in our planned commercial production facilities are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the fuels they displace. In addition, we are designing our planned standard commercial production facilities to meet the criteria for minor sources under the Clean Air Act.

Under RFS2, a renewable fuel must reduce direct lifecycle greenhouse gas emissions by at least 20%, an advanced biofuel must reduce lifecycle greenhouse gas emissions by at least 50%, a biomass-based diesel must reduce lifecycle greenhouse gas emissions by at least 50% and a cellulosic biofuel must reduce lifecycle greenhouse gas emissions by at least 60%. Under the Argonne National Laboratory’s Greenhouse Gases, Regulated Emissions and Energy Use in Transportation, or GREET, model, the estimated default reductions in direct lifecycle greenhouse gas emissions of certain renewable fuels and the projected reductions in direct lifecycle greenhouse gas emissions of our renewable gasoline and diesel blendstocks are as follows:

Renewable Fuel Category	% Lifecycle GHG Reduction

Corn ethanol (renewable fuel)	25%
Sugarcane ethanol (advanced biofuel)	71%
Biodiesel (biomass-based diesel)	76%
KiOR gasoline blendstocks (cellulosic biofuel)	82%
KiOR diesel blendstocks (cellulosic diesel)	83%

Our Technology

We have developed a process that converts cellulosic biomass into a renewable crude oil that can be refined in a conventional hydrotreater into light refined products, such as gasoline and diesel blendstocks. Our biomass-to-renewable fuel technology platform combines our proprietary catalyst systems with well-established fluid catalytic cracking, or FCC, processes that have been used in crude oil refineries to produce gasoline for over 60 years. Our BFCC process operates at moderate temperatures and pressures to convert biomass in a matter of seconds into the renewable crude oil that we process using standard refining equipment into our gasoline and diesel blendstocks. As of June 9, 2011, we had 70 pending original patent application families containing over 2,000 pending claims.

Our Facilities

After an initial research and development effort, we successfully converted biomass into a renewable crude oil in a laboratory program that validated the technical feasibility of our BFCC process. Building on the success of this program, we constructed a pilot unit outside of Houston, Texas to continue developing and validating our technology. This pilot unit has amassed over 9,000 hours of operation and evaluated more than 250 catalyst systems. We subsequently commenced operation of a larger demonstration unit also outside of Houston that is designed to process 10 BDT per day and represents a 400-times scale-up from our pilot unit. Our demonstration unit has amassed over 3,000 hours of operation and produced over 32,000 gallons of our renewable crude oil.

We commenced construction of our initial-scale commercial production facility in Columbus, Mississippi in the first quarter of 2011, which we are financing with a combination of existing cash on hand, including $55 million of proceeds from the April 2011 sale of our Series C convertible preferred stock to existing investors, and a $75 million interest-free loan from the Mississippi Development Authority. We estimate that the total cost to construct this facility, including a hydrotreater, and place it into service will be approximately $190 million, with an estimated 15% to 20% of these costs attributable to the hydrotreater. We engaged KBR, Inc., a global engineering, construction and services company, to conduct the engineering, design and construction of this initial-scale commercial production facility. We are designing this facility to process 500 BDT per day, representing an additional 50-times scale-up from our demonstration unit.

Going forward, we intend to construct our larger standard commercial production facilities beginning in the third quarter of 2012 with our first planned facility in Newton, Mississippi. These facilities are being designed to process approximately 1,500 BDT of feedstock per day, approximately three times the size of our Columbus facility, in order to take advantage of economies of scale. Moreover, these standard commercial production facilities are being designed to utilize a centralized hydrotreating facility rather than dedicated, standalone hydrotreaters such as the one being constructed at our Columbus facility. Our two-train centralized hydrotreaters will be constructed in phases, with each train expected to support up to two standard commercial production facilities. By employing larger plant designs and shared hydrotreating facilities, we expect to be able to more effectively allocate our fixed costs and stage our capital program to reduce the capital intensity of our commercial expansion. By staging the expansion of our standard commercial facilities in discrete facility-by-facility projects that are independently viable, we believe that we will have flexibility to plan our growth in response to capital availability and market conditions.

In selecting sites for our facilities, we plan to consider the carbon emissions, land use, air pollution and water impact of our facilities.

Our Feedstock Strategy

Our technology platform is feedstock flexible and has been successfully tested on a variety of biomass. We have selected Southern Yellow Pine whole tree chips as our primary feedstock because of its abundant, sustainable supply and its generally stable pricing history. This non-food feedstock has a low cost relative to traditional renewable feedstocks and a long lifecycle that we believe significantly dampens price volatility compared to seasonal feedstocks that depend more on weather and other short-term supply and demand dynamics. Based on data from the USDA Forest Service from 2005 to 2008, there was an estimated 18% surplus of softwood in the South, over 95% of which is Southern Yellow Pine. This surplus represents an excess supply of nearly 60,000 BDT per day, which we believe far exceeds what is necessary to execute our initial commercialization plan. Each of our planned standard commercial production facilities is expected to use 1,500 BDT per day, or approximately 500,000 BDT per year.

We plan to reduce our feedstock costs by increasing the use of lower grade woody biomass, such as logging residues, branches and bark, at our commercial production facilities. Over time, we also plan to explore co-feeding other types of renewable cellulosic biomass, including other woody biomass, such as poplar and eucalyptus tree chips, agricultural residues, such as sugarcane bagasse, and energy crops, such as sorghum, switchgrass and miscanthus. Ideal crops vary by region and climate. For example, certain energy crops like sorghum are more appropriate in drier regions with low rainfall, while others like miscanthus are higher yielding but also require more rain and may be sensitive to cold; however, both offer significant opportunities for per-acre yield improvements. Over time, we expect to investigate a variety of feedstock opportunities in other parts of the United States and in Canada, Brazil and other international locations. We currently intend to emphasize non-food, rain-fed feedstocks to minimize the environmental impact and water use from irrigation. We generally expect the feedstocks we use to be grown on land that is not in use for food production. In the long term, we believe that crops will be developed for marginal or degraded lands that can no longer be used for economic food production. We believe millions of acres of agricultural lands previously used for food production have been degraded. In addition, a U.S. Department of Energy, or DOE, study in 2005 estimated that in the United States alone, almost a billion tons of unutilized biomass may be available. Eventually, we expect that our technology’s ability to accept mixed feedstocks will allow feedstock producers to increase biodiversity in cultivating biomass.

We believe that our feedstock flexibility will allow us to expand the geographic scope of our business both domestically and internationally, identify locations with proximity to multiple feedstocks and use the most cost-effective feedstock or combination of feedstocks at a given location. Initially, we expect to investigate many site opportunities in the United States focusing on the locations of numerous paper mills that have closed in the United States over the past 20 years.

We recently entered into a feedstock supply agreement with Catchlight Energy, LLC, or Catchlight, for all of the supply of pulpwood, whole tree chips and forest residuals for our initial-scale commercial production facility. Subject to the terms and conditions of the agreement, Catchlight has agreed to supply all of the specified feedstock for the facility.

Our Distribution Plan

We believe that we will be able to sell the output from our planned commercial production facilities to a range of potential customers, including refiners, terminal and rack owners and fleet users. Unlike ethanol, which is generally subject to a 10% to 15% blend wall, we believe that our gasoline and diesel blendstocks can be used as components in formulating a variety of fuel products meeting specifications of ASTM International for finished gasoline and diesel derived from petroleum-based blendstocks. We currently are performing motor vehicle fuel tests as we seek to register our gasoline and diesel blendstocks with the U.S. Environmental Protection Agency, or EPA. We also intend to seek certification of our blendstocks for use in jet fuel.

We recently entered into agreements with Hunt Refining Company, or Hunt, Catchlight and FedEx Corporate Services, Inc., or FedEx, for the purchase of blendstocks to be produced from our initial-scale commercial production facility. We are also in negotiations with these companies and additional prospective customers for the purchase of blendstocks to be produced from our planned standard commercial production facilities.

Production and sale of our fuel products pursuant to our agreements with Hunt, Catchlight and FedEx and our other potential customer relationships will depend on the satisfaction of contract-specific conditions, including establishing product specifications and satisfying commercial and production requirements.

Our Market

The global transportation fuels market represents one of the world’s largest markets at over $2 trillion. According to the U.S. Energy Information Administration, or EIA, for 2009, there was a 138 billion gallon market for gasoline and a 49 billion gallon market for diesel in the United States alone. Over time, we expect to compete in the broader market for crude oil. We also expect our products to have “drop in” compatibility with traditional hydrocarbons, unlike conventional biofuels such as FAME diesel, corn ethanol and sugarcane ethanol.

Although we expect that our blendstocks will be marketable into the global transportation fuels market, their renewable nature also allows us to benefit from government programs and incentives. In 2007, the Energy Independence and Security Act, or EISA, was adopted to move the United States toward greater energy independence and security and to increase the production of clean renewable fuels domestically. EISA updated the Renewable Fuel Standard program to require the use of cellulosic biofuel, a renewable fuel derived from renewable cellulosic biomass that produces at least 60% lower lifecycle greenhouse gas emissions compared to a 2005 baseline.

We believe that our gasoline and diesel blendstocks will qualify as cellulosic biofuel under RFS2, which will provide an opportunity to obtain premium pricing for our renewable blendstocks. We expect that this designation will make our blendstocks attractive to fuel producers because our blendstocks can be used to satisfy specific volume requirements for cellulosic biofuel, as well as the volume requirements for both advanced biofuel and renewable fuel under RFS2. This provides cellulosic biofuel producers like our company an opportunity to compete with producers of advanced biofuel and other renewable fuels, but not vice versa. Accordingly, the potential size of the mandated market for cellulosic biofuel in 2022 under RFS2 encompasses the 36.0 billion gallon mandate for all renewable fuels, which includes the 21.0 billion gallon mandate for advanced biofuel, which also includes the 16.0 billion gallon mandate for cellulosic biofuel. Under the EISA mandates, by 2022 renewable fuels are expected not only to make up an increasing percentage of liquid transportation fuels in the United States, but also are expected to contribute to an approximately 15% reduction in net imports of crude oil from 2009 levels. At May 2011 per gallon market prices of $2.587 for ethanol as renewable fuel pricing, $3.889 for sugarcane ethanol as advanced biofuel pricing, $5.148 for biodiesel as biomass-based diesel pricing and $1.130 cellulosic waiver as the premium to advanced biofuels, the 36.0 billion gallon RFS2 mandated market for 2022 would be worth approximately $138 billion. Additional renewable fuel mandates exist in Europe and other countries with varying mandates and volume requirements for premium renewable fuels.

Our Competitive Strengths

We believe that our business benefits from a number of competitive strengths, including the following:

•	Our renewable fuel products are hydrocarbons compatible with the existing transportation fuels infrastructure. Unlike other renewable fuels such as ethanol or biodiesel, our gasoline and diesel blendstocks are compatible hydrocarbons that can “drop in” to the existing petroleum-based transportation fuels infrastructure interchangeably with their petroleum-based counterparts to produce various fuel products. In addition, due to the higher energy content of our gasoline and diesel blendstocks, we believe that our transportation fuels will sell at a premium to ethanol. Currently, we expect to compete in the mandated renewable fuels market against corn ethanol, sugarcane ethanol and biodiesel, as well as in the general market for gasoline and diesel fuels.

•	We combine proprietary technology with well-established FCC and other refining processes. We have developed a technology platform that uses our proprietary catalyst systems, process design and know-how, while leveraging well-established FCC and other refining processes, to convert a variety of cellulosic biomass into high-quality gasoline and diesel blendstocks. As of June 9, 2011, we had 70 pending original patent application families containing over 2,000 pending claims.

•	Our BFCC process provides product flexibility and higher yields of more valuable products. Our BFCC process affords us flexibility to tailor our blendstock product spectrum to attain higher overall product yields, as well as higher proportions of valuable transportation fuels. Our realized yield of gasoline and diesel blendstocks from our renewable crude oil is approximately 90%, which is higher than the yields that are typically attained when refining petroleum-based crude oil.

•	Our technology is feedstock flexible, and we have identified low-cost, abundant and sustainable feedstock. Our technology platform is feedstock flexible and has been successfully tested on a variety of biomass. We believe that our feedstock flexibility will allow us to use the most cost-effective feedstock or combination of feedstocks at a given location. We have selected Southern Yellow Pine whole tree chips as our primary feedstock because of their abundant, sustainable supply and generally stable pricing history. We expect that our ability to use logging residues, branches and bark will enable us to lower our feedstock costs.

•	We have secured or identified strategic locations for our commercial production facilities. The site for our initial-scale commercial production facility and the sites that we have identified for our next four planned standard commercial production facilities are situated in the Southeast near abundant Southern Yellow Pine feedstock and a number of potential significant customers and have access to rail, pipelines (including the Colonial pipeline, which transports approximately 100 million gallons of fuels per day to the Northeast), inland and gulf waterways and other transportation channels. We believe that former workers dislodged by the closings of paper mills in the Southeast could provide an available skilled labor force for us.

•	We believe that we have a better use for woodchip feedstock. Based on current prices, and if we meet our target production cost metrics, and if competition for feedstock develops in a region, we believe that we may be able to afford higher prices for feedstock than paper mills.

•	We have an experienced management team. Our executive officers and senior operational managers have extensive experience in research and development, new product development, capital project execution, feedstock procurement, plant operations and technology commercialization across the catalyst, refining, chemicals and forest products industries.

Our Strategy

Our mission is to leverage our proprietary technology platform to provide gasoline and diesel blendstocks at prices that are competitive with petroleum-based transportation fuels. Key elements of our strategy include the following:

•	We have adopted a build, own and operate strategy. We plan to build, own and operate our commercial production facilities in the United States. We began constructing our 500 BDT per day initial-scale commercial production facility in Columbus, Mississippi in the first quarter of 2011, with production expected to begin in the second half of 2012. We intend to construct our 1,500 BDT per day standard commercial production facilities, beginning in the third quarter of 2012 with our first planned facility in Newton, Mississippi.

•	We plan to deploy BFCC facilities using “copy exact” principles. We plan to employ a modular design that can be replicated for our subsequent standard commercial production facilities. Utilizing learning from our initial commercial production facilities, we plan to deploy a “copy exact” strategy of standardized modular 1,500 BDT per day designs to reduce our capital costs, implement best practices, reduce operating costs, increase personnel flexibility and facilitate fast deployment of new production facilities. We also expect to develop a remote electronic facilities management control center in Houston, Texas. We believe that commercially available feedstock sources exist to support significant expansion opportunities in biomass-rich regions in the United States and globally. At a later date, we may consider larger or smaller standardized facility sizes to optimize the scale for local feedstock availability and transportation costs.

•	We plan to expand our base of prospective customers. We believe that we will be able to sell our renewable hydrocarbon-based products to a variety of potential customers, including independent refiners, integrated oil companies, distributors of finished products, such as terminal or rack owners, and end users of petroleum products, such as transportation companies, fleets or petrochemical operators. We also intend to seek certification of our blendstocks for use in jet fuel.

•	We intend to maximize our feedstock flexibility and reduce costs. Our technology platform has been successfully tested on a variety of biomass. We plan to reduce our feedstock costs by increasing our use of lower grade woody biomass, such as logging residues, branches and bark, at our planned commercial production facilities. Longer term, we believe that the flexibility of our proprietary catalyst systems will enable us to co-feed many of our plants with a variety of other types of renewable cellulosic biomass, including other woody biomass, such as poplar and eucalyptus tree chips, agricultural residues, such as sugarcane bagasse, and energy crops, such as sorghum, switchgrass and miscanthus.

•	We intend to leverage our technology and expertise to increase our yields and the efficiency of our process. We have focused on enhancing our proprietary technology and processes through each stage of development. This effort focuses on continuously improving our proprietary catalyst systems, optimizing the reactor design and operating conditions and enhancing our renewable crude oil processing technology. We have increased our overall process yield of biomass to renewable fuel from approximately 17 gallons per BDT to approximately 67 gallons per BDT. Our research and development efforts are focused on increasing this yield to approximately 92 gallons per BDT.

•	We believe that we will be able to compete with petroleum-based transportation fuels. Although we benefit from mandated policies such as RFS2, we expect that our standard commercial production facilities will be able to produce our gasoline and diesel blendstocks on a cost-competitive basis with existing petroleum-based counterparts without government subsidies at current pricing. We also expect to be able to compete in non-mandated international transportation fuels markets, as well as mandated international transportation fuels markets, such as the European biodiesel market, that have historically commanded higher prices per gallon.

•	We plan to expand internationally through a variety of structures. Over time, we intend to expand internationally through direct operations and joint venture structures. We are actively exploring opportunities to expand internationally in countries with abundant, sustainable, non-food feedstocks available at costs lower than or competitive with domestic feedstocks. In March 2011, we hired a President of International with executive experience in international operations to lead our global expansion efforts.

•	We plan to drive brand loyalty for “KiOR.” We plan to capitalize on the increasing global trend in green awareness to differentiate our renewable transportation fuels from petroleum-based alternatives. In the long term, we believe that we will have a substantial marketing opportunity with a variety of large, fuel-intensive prospective customers seeking sustainable, renewable transportation fuel options.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include the following:

•	we are a development stage company with a limited operating history, have not generated any revenue and have a history of net losses, and we expect significant increases in our costs and expenses to result in continuing losses as we seek to commercialize our renewable transportation fuels;

•	we have no experience producing renewable transportation fuels at the scale needed for the development of our business or in building the facilities necessary for such production, and we will not succeed if we cannot effectively scale our proprietary technology platform and process design;

•	the actual cost of constructing, operating and maintaining the facilities necessary to produce our renewable transportation fuels in commercial volumes may be significantly higher than we plan or anticipate;

•	we will need substantial additional capital in the future in order to finance the construction of our planned standard commercial production facilities and to expand our business, and we may be unable to obtain such capital on terms acceptable to us or at all;

•	the production of our renewable transportation fuels will require significant amounts of feedstock, and we may be unable to obtain amounts of feedstock sufficient to satisfy our commitments to our potential customers at the costs we anticipate or at all;

•	existing alternative uses for biomass may increase feedstock prices to uneconomic levels or otherwise limit feedstock availability;

•	we may be unable to obtain patent or other protection for our proprietary technologies and, even if we obtain such protection, we may be unable to prevent other parties from infringing on our patents and other proprietary rights; and

•	we face challenges in obtaining EPA fuel registration and market acceptance of our renewable transportation fuels, and our business would be harmed if they are not registered by the EPA and accepted by prospective customers in the transportation fuels market.

Our Dual Class Capital Structure

We currently have two classes of common stock: Class A common stock and common stock (which will be redesignated as Class B common stock as discussed below). Upon completion of this offering, we will continue to have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are identical, except with respect to voting and conversion. Each share of our Class A common stock is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each share of our Class B common stock is entitled to 10 votes per share, is convertible at any time into one share of our Class A common stock at the option of the holder of such share and will convert automatically into one share of our Class A common stock upon the occurrence of certain specified events, including a transfer of such shares (other than to such holder’s family members, descendants or certain affiliated persons or entities).

In connection with this offering, we intend to redesignate all of the shares of our common stock as Class B common stock while our Class A common stock will continue to be designated as Class A common stock. Any rights to acquire shares of common stock prior to the redesignation will become rights to acquire shares of our Class B common stock. We refer to our Class A common stock and our Class B common stock collectively as our common stock. Please read “Description of Capital Stock — Common Stock.”

Corporate Information

We were incorporated in Delaware in July 2007. Our principal executive offices are located at 13001 Bay Park Road, Pasadena, Texas 77507, and our telephone number at that location is (281) 694-8700. Our corporate website address is http://www.kior.com.  The information contained in or accessible from our corporate website is not part of this prospectus.

The “KiOR” name and related images and symbols are our properties, trademarks and service marks. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners.

Conversion Metrics

This prospectus contains references to metric tons, barrels, gallons and liters. In the United States, blendstock fuels are typically measured and sold in barrels and gallons. In other parts of the world, the standard unit is metric tons and liters. In addition, a portion of the U.S. biofuels investment community references biofuels to ethanol on an energy content basis using gallons of ethanol equivalent. The following table sets forth the conversion factor between these metrics.

		Gallons of Ethanol
Gallons		Equivalent (GEE)*		Barrels		Metric tons**		Liters

1	=	1.70	=	0.0238	=	0.00333	=	3.79

*	Based on energy content of 130,000 btu/gallon average for gasoline and diesel blendstocks

**	Based on density of 0.88 g/mL

THE OFFERING

Shares of Class A common stock offered by us	10,000,000 shares

Conversion	Upon completion of this offering, all outstanding shares of our Series A and Series A-1 convertible preferred stock will convert automatically into shares of our common stock (which will be redesignated as Class B common stock) and all outstanding shares of our Series B and Series C convertible preferred stock will convert automatically into shares of our Class A common stock.

Shares of our common stock to be outstanding after this offering:

Class A common stock	37,987,302 shares

Class B common stock	61,848,696 shares

Option to purchase additional shares of Class A common stock	We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares of our Class A common stock at the initial public offering price to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds we will receive from this offering, after deducting estimated underwriting discounts and other estimated offering expenses payable by us, will be approximately $185.6 million, or approximately $213.8 million if the underwriters’ option to purchase additional shares is exercised in full. We plan to use the net proceeds we will receive from this offering to fund a portion of the capital expenditures, including front-end engineering and procurement services and long-lead equipment, for our planned first standard commercial production facility in Newton, Mississippi. We intend to use any remaining net proceeds for general corporate purposes, including the costs associated with being a public company. Please read “Use of Proceeds.”

Nasdaq Global Select Market symbol	“KIOR”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our Class A common stock.

The common stock to be outstanding after the completion of this offering is based on 27,987,302 shares of our Class A common stock and 61,848,696 shares of Class B common stock outstanding as of March 31, 2011, which numbers reflect the conversion of all of our convertible preferred stock into an aggregate of 27,917,302 shares of our Class A common stock and 44,571,576 shares of Class B common stock and excludes the following:

•	as of March 31, 2011, 8,041,880 shares of Class A common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $1.98 per share;

•	as of March 31, 2011, 7,049,454 shares of Class B common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.08375 per share;

•	456,822 shares of our Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2011, at a weighted-average exercised price of $2.152 per share;

•	18,750 shares (assuming a conversion price that is 80% of an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) of our Class A common stock issuable upon the exercise of 61,200 warrants that we were required to issue as of March 31, 2011 at a weighted-average exercise price of $4.902 per share;

•	411,312 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2011, at a weighted-average exercise price of $0.4863 per share;

•	2,199,936 shares of Class A common stock reserved for future issuance as of March 31, 2011 under our amended and restated 2007 Stock Option/Stock Issuance Plan;

•	1,708,266 shares of our Class B common stock reserved for future issuance as of March 31, 2011 under our amended and restated 2007 Stock Option/Stock Issuance Plan; and

•	9,983,600 shares of Class A common stock reserved for future issuance under our 2011 Long-Term Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive Compensation — 2011 Long-Term Incentive Plan.”

Except as otherwise indicated, the information in this prospectus:

•	gives effect to a 4-for-1 stock split in April 2010 and a 2-for-1 stock split, which was completed on June 9, 2011;

•	gives effect to the automatic conversion effective upon the completion of this offering of all shares of our Series A convertible preferred stock and Series A-1 convertible preferred stock into shares of our Class B common stock on a 1-to-1 basis;

•	gives effect to the automatic conversion effective upon the completion of this offering of all shares of our Series B convertible preferred stock into shares of our Class A common stock on a 1-to-1 basis;

•	gives effect to the automatic conversion upon the completion of this offering of all shares of our Series C convertible preferred stock (issued in April 2011) into shares of our Class A common stock, assuming a conversion price that is 80% of an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) (see “Capitalization — Conversion of Our Series C Convertible Preferred Stock” for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering);

•	assumes the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws upon the completion of this offering; and

•	assumes the underwriters do not exercise their option to purchase up to 1,500,000 additional shares of our Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated financial data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2010 and 2011 and the summary condensed consolidated balance sheet data as of March 31, 2011 are derived from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. You should read the summary of our consolidated financial data set forth below together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and related notes appearing elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of financial results to be achieved in the future.

				Three Months Ended
	Years Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(In thousands, except per share amounts)

Consolidated Statement of Operations Data:
Research and development expenses	$(3,643)	$(9,961)	$(22,042)	$(4,381)	$(7,271)
General and administrative expenses	(1,867)	(2,987)	(8,083)	(1,226)	(4,189)
Depreciation and amortization expense	(178)	(688)	(1,656)	(279)	(523)

Loss from operations	(5,688)	(13,636)	(31,781)	(5,886)	(11,983)

Interest income	71	65	34	—	—
Beneficial conversion feature expense	—	—	(10,000)	—	—
Interest expense, net of amounts capitalized	—	(242)	(1,812)	(367)	—
Foreign currency gain (loss)	(236)	(215)	—	8	—
Loss from change in fair value of warrant liability	—	—	(2,365)	—	(1,410)

Loss before income taxes	(5,853)	(14,028)	(45,924)	(6,245)	(13,393)
Income tax expense	(13)	(31)	(3)	—	—

Net loss	$(5,866)	$(14,059)	$(45,927)	$(6,245)	$(13,393)

Net loss per share of common stock, basic and diluted(1)	$(0.10)	$(0.24)	$(0.56)	$(0.11)	$(0.16)

Weighted-average common shares outstanding, basic and diluted(1)	14,400	14,400	15,382	14,774	16,330

Pro forma net loss per share of common stock, basic and diluted (unaudited)(1)	$(0.13)	$(0.24)	$(0.61)	$(0.11)	$(0.16)

Weighted-average common shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(1)	45,084	58,972	74,722	59,346	85,381

	As of March 31, 2011
		As	As Further
	Actual	Adjusted(2)	Adjusted(3)

Consolidated Balance Sheet Data
Cash and cash equivalents	$21,947	$103,560	289,135
Property, plant and equipment, net	55,969	55,969	55,969
Total assets	82,213	163,826	349,660
Long-term debt, including current portion	9,234	35,847	35,847
Convertible preferred stock	134,384	189,384	—
Total stockholders’ equity (deficit)	(74,807)	(74,807)	305,047

(1)	See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate (a) net loss per share of common stock, basic and diluted, (b) pro forma net loss per share of common stock, basic and diluted and (c) weighted-average number of shares used in the computation of the per share amounts.

(2)	On an as adjusted basis to reflect borrowings under our interest-free loan from the Mississippi Development Authority from April 1, 2011 through May 13, 2011 of $26.6 million and issuance of Series C convertible preferred stock in April 2011 in the amount of $55.0 million. For further discussion, please read “Capitalization.”

(3)	On an as adjusted basis to reflect borrowings under our interest-free loan from the Mississippi Development Authority from April 1, 2011 through May 13, 2011 of $26.6 million and issuance of Series C convertible preferred stock in April 2011 in the amount of $55.0 million and on an as further adjusted basis to reflect the conversion of our Series A, Series A-1, Series B and Series C convertible preferred stock into Class A common stock and Class B common stock as described in “— The Offering — Conversion,” the issuance by us of 10,000,000 shares of Class A common stock in this offering and the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds” as if this offering occurred on March 31, 2011. For further discussion, please read “Capitalization.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our Class A common stock. If any of the following risks materialize, our business, prospects, financial condition and operating results could be materially harmed. In such case, the price of our Class A common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

We are a development stage company and have not generated any revenue, and our business will not succeed if we are unable to commercialize successfully our renewable transportation fuels.

We are a development stage company with a limited operating history, and we have not yet commercialized our renewable transportation fuels nor have we generated any revenue. We are subject to the substantial risk of failure facing businesses seeking to develop new products. Certain factors that could, alone or in combination, prevent us from successfully commercializing our products include:

•	technical challenges developing our commercial production processes that we are unable to overcome;

•	our ability to finance the roll-out of our planned standard commercial production facilities, including securing private or public debt and/or equity financing, project financing and/or federal, state and local government incentives;

•	our ability to achieve commercial-scale production of renewable transportation fuels on a cost-effective basis and in the time frame we anticipate;

•	our ability to secure and maintain customers to purchase any renewable transportation fuels we produce from our planned commercial production facilities;

•	our ability to produce renewable transportation fuels that meet our potential customers’ specifications;

•	our ability to secure access to sufficient feedstock quantities at economic prices;

•	our ability to secure and maintain all necessary regulatory approvals for the production, distribution and sale of our renewable transportation fuels and to comply with applicable laws and regulations; and

•	actions of direct and indirect competitors that may seek to enter the renewable transportation fuels markets in competition with us or that may seek to impose barriers to one or more aspects of the renewable transportation fuels business that we are pursuing.

We have a history of net losses, and we expect significant increases in our costs and expenses to result in continuing losses as we seek to commercialize our renewable transportation fuels.

We have incurred substantial net losses since our inception, including net losses of $5.9 million, $14.1 million and $45.9 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $13.4 million for the three months ended March 31, 2011. We expect these losses to continue. As of March 31, 2011, we had an accumulated deficit of $79.7 million. We expect to incur additional costs and expenses related to the continued development and expansion of our business, including our research and development expenses, continued testing and development at our pilot and demonstration units and engineering and design work and construction of our planned commercial production facilities. We have not yet commercialized our renewable transportation fuels nor have we generated any revenue. We cannot assure you that we will ever achieve or sustain profitability on a quarterly or annual basis.

We have no experience producing renewable transportation fuels at the scale needed for the development of our business or in building the facilities necessary for such production, and we will not succeed if we cannot effectively scale our proprietary technology platform and process design.

We must demonstrate our ability to apply our proprietary technology platform and process design at commercial scale to convert biomass into renewable crude oil and to produce renewable transportation fuels on an economically viable basis. Such production will require that our proprietary technology platform and process design be scalable from our demonstration unit to commercial production facilities. We have not yet completed construction of or operated a commercial-scale production facility, and our technology may not perform as expected when applied at the scale that we plan or we may encounter operational challenges for which we are unable to devise a workable solution. In particular, our initial-scale commercial production facility under construction in Columbus, Mississippi is a first-of-kind project, and we cannot assure you that it will be completed on the schedule that we intend or at all. If and when completed, our initial-scale commercial production facility may not process biomass at designed levels or produce our gasoline and diesel blendstocks at acceptable yields, and we may be unable to improve its performance. As a result of these risks, we may be unable to achieve commercial-scale production in a timely manner, or at all. If these risks materialize, our business and ability to commercialize our renewable transportation fuels would be adversely affected.

The actual cost of constructing, operating and maintaining the facilities necessary to produce our renewable transportation fuels in commercial volumes may be significantly higher than we plan or anticipate.

The production of commercial volumes of our renewable transportation fuels will require the construction of commercial-scale facilities. The construction of these new facilities will require the expenditure of significant amounts of capital, which may exceed our estimates. We may be unable to complete these facilities at the planned costs, on schedule or at all. The construction of new facilities may be subject to construction cost overruns due to labor costs, labor shortages or delays, costs of equipment and materials, weather delays, inflation or other factors, which could be material. In addition, the construction of our facilities may be subject to the receipt of approvals and permits from various regulatory agencies. Those agencies may not approve the projects in a timely manner or may impose restrictions or conditions on a production facility that could potentially prevent construction from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost.

If and when our facilities are constructed, our operating and maintenance costs may be significantly higher than we anticipate. In addition, our facilities may not operate as efficiently as we expect and may experience unplanned downtime, which may be significant. As a result, our initial-scale commercial production facility under construction in Columbus, Mississippi or one or more of the planned standard commercial production facilities may be unable to achieve our expected investment return, which could adversely affect our business and results of operations.

We will need substantial additional capital in the future in order to expand our business.

We require substantial additional capital to grow our business, particularly as we continue to design, engineer and construct our commercial production facilities. The extent of our need for additional capital will depend on many factors, including our ability to obtain equity and debt financing from various public or private sources and to meet any related equity contribution requirements, whether we succeed in producing renewable transportation fuels at commercial scale, our ability to control costs, the progress and scope of our research and development projects, the effect of any acquisitions of other businesses or technologies that we may make in the future and the filing, prosecution and enforcement of patent claims.

We will need to raise additional funds to build our planned standard commercial production facilities and subsequent facilities, continue the development of our technology and products and commercialize any products resulting from our research and development efforts. Future financings that involve the issuance of equity securities would cause our existing stockholders to suffer dilution. In addition, debt financing sources may be unavailable to us and any debt financing may subject us to restrictive covenants that limit our ability to conduct our business. We may be unable to raise sufficient additional funds on acceptable terms, or at all. If we are unable to raise sufficient funds, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay the construction of commercial production facilities, delay, scale back or terminate research or development programs or the commercialization of products resulting from our technologies, curtail or cease operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or grant licenses on terms that are unfavorable to us. If adequate funds are unavailable, we will be unable to execute successfully our business plan or to continue our business.

We may be unable to obtain regulatory approval for the registration of our products as transportation fuels or as cellulosic biofuel under applicable regulatory requirements. The denial or delay of any of such approvals could delay our commercialization efforts and adversely impact our potential customer relationships, business and results of operations.

We are seeking to commence commercial sales of renewable transportation fuels from our initial-scale commercial production facility in the second half of 2012. Our renewable transportation fuels will be subject to government regulation in our target markets. The U.S. Environmental Protection Agency, or EPA, administers the Clean Air Act, which regulates the commercial registration, distribution and use of fuel products or fuel additives. Before an entity can introduce a fuel or fuel additive into commerce, it must register that fuel or fuel additive with the EPA. Our gasoline and diesel blendstocks have not been registered with the EPA as a fuel.

In addition, in order for our gasoline or diesel blendstocks to qualify as a renewable fuel, advanced biofuel or cellulosic biofuel for the purpose of satisfying the mandates of the Renewable Fuel Standard program, or RFS2, upon petition the EPA will conduct its own assessment of the greenhouse gas emissions associated with the production and use of our gasoline or diesel blendstocks and must verify that our feedstocks qualify as renewable cellulosic biomass. The EPA may not complete this assessment in a timely manner, which could delay or increase the costs of the commercialization of our products, or it may determine that our gasoline or diesel blendstocks do not reduce greenhouse gas emissions in a sufficient amount to qualify as a renewable fuel, advanced biofuel or cellulosic biofuel under RFS2. The EPA could also decide that our feedstocks do not meet the definition of renewable biomass, and thus our products would be ineligible for RFS2 credits. A decision by the EPA that our products do not qualify as a renewable fuel, advanced biofuel or cellulosic biofuel for purposes of satisfying renewable fuel mandates would significantly reduce demand for our product, which would materially and adversely affect our business.

Our offtake agreements for the sale and purchase of the gasoline, diesel and fuel oil blendstocks from our initial-scale commercial production facility under construction are subject to the satisfaction of certain technical, commercial and production requirements. If we fail to meet these requirements, our commercialization plan could be delayed or harmed.

Currently, our offtake agreements for the sale and purchase of the gasoline, diesel and fuel oil blendstocks to be produced at our initial-scale commercial production facility under construction are subject to the satisfaction of certain technical, commercial and production requirements. These agreements do not affirmatively obligate our counterparties to purchase specific quantities of any products from us at this time, and these agreements contain important conditions that must be satisfied before any such purchases are made. These conditions include that we and our counterparties agree on product specifications for our gasoline, diesel and fuel oil blendstocks and that our products conform to those specifications. If we do not satisfy these contractual requirements and if we subsequently are unable to renegotiate those terms, our counterparties may terminate the agreements and our commercialization plan could be delayed or harmed if we need to find other counterparties.

We face challenges in obtaining market acceptance of our renewable transportation fuels, and our business would be harmed if they are not accepted by prospective customers in the transportation fuels market.

We intend to market our renewable transportation fuels as gasoline and diesel blendstocks to refiners, terminal and rack owners and end users. These potential customers frequently impose lengthy and complex product qualification procedures on new blendstocks, influenced by finished product specifications, processing considerations, regulatory issues and other factors. Potential customers may be reluctant to adopt new products due to a lack of familiarity with our blendstocks even though our gasoline and diesel blendstocks meet industry specifications. In addition, our renewable transportation fuels may need to satisfy product certification requirements of equipment manufacturers. For example, fleet owners may need to certify that the use of our renewable transportation fuels in their vehicles will not invalidate product warranties. If we are unable to convince prospective customers that our gasoline and diesel blendstocks are compatible with their existing processes or that the use of our products is otherwise to their benefit, our business will be adversely affected.

We have limited experience in structuring arrangements with prospective customers for the purchase of our renewable transportation fuels, including price mechanisms that allow us to realize the benefit of any government incentives our renewable transportation fuels generate for ourselves or our potential customers, and we may not succeed in this essential aspect of our business.

We have not yet completed the commercial development of our renewable transportation fuels, and we have limited experience structuring arrangements with potential customers that would allow us to benefit from new government incentives for renewable fuels. Our pricing formula with these potential customers must be designed to allow us to realize the benefits of cellulosic biofuel renewable identification number, or RIN, credits, cellulosic biofuel tax credits and other government incentives we generate for ourselves or our customers. Markets that value cellulosic biofuel RIN credits and other government incentives may take a long period of time to develop or may not materialize at all. These events could delay our ability to capitalize on the opportunities presented to us by our technology, including preventing us from achieving commercialization of our renewable transportation fuels.

Further, we plan to sell large amounts of our products to specific potential customers, and this will require that we effectively negotiate contracts for these relationships. The companies with which we expect to have customer arrangements generally are much larger and have substantially greater bargaining power than us. As a result, we may be ineffective in negotiating the terms of our relationships with these companies, which could adversely affect our future results of operations.

The price of renewable fuel credits may reduce demand for our products.

RFS2 allows additional RIN credits to be granted to obligated parties who blend into their fuel more than the required percentage of renewable fuels in a given year. These credits may be traded to other parties or may be used in subsequent years to satisfy RFS2 requirements. The trading prices of renewable fuel and advanced biofuel RIN credits are influenced by, among other factors, the transportation costs associated with renewable fuels, the mandated level of renewable fuel use for a specific year, the possibility of waivers of renewable fuel mandates and the expected supply of renewable fuel products. Any reduction in the cost of RIN credits could reduce the demand for our renewable transportation fuels.

Our future success may depend on our ability to produce our renewable transportation fuels without government incentives on a cost-competitive basis with petroleum-based fuels. If current or anticipated government incentives are reduced significantly or eliminated and petroleum-based fuel prices are lower or comparable to the cost of our renewable transportation fuels, demand for our products may decline, which could adversely affect our future results of operations.

Changes in government regulations, including mandates, tax credits, subsidies and other incentives, could have a material adverse effect upon our business and results of operations.

The market for renewable fuels is heavily influenced by foreign, federal, state and local government regulations and policies. Changes to existing, or adoption of new foreign, federal, state and local legislative and regulatory initiatives that impact the production, distribution or sale of renewable fuels may harm our business. For example, RFS2 currently calls for 14 billion gallons of liquid transportation fuels sold in 2011 to come from renewable fuels, a mandate that grows to 36 billion gallons by 2022. Of this amount, 16 billion gallons of renewable fuels used annually by 2022 must be cellulosic biofuel. In the United States and in a number of other countries, regulations and policies like RFS2 have been modified in the past and may be modified again in the future. In the United States, the Administrator of the EPA, in consultation with the Secretary of Energy and the Secretary of Agriculture, may waive certain renewable fuels standards, on his or her own motion or in response to a petition requesting such waiver, to avert economic harm or in response to inadequate supply. The Administrator of the EPA is also required to reduce the mandate for cellulosic biofuel use if projected supply for a given year falls below a minimum threshold for that year. Any reduction in, or waiver of, mandated requirements for fuel alternatives and additives to gasoline may cause demand for renewable biofuels to decline and deter investment in the research and development of renewable fuels. The Administrator could also revise qualification standards for renewable fuels in ways that increase our expenses by requiring different feedstocks, imposing extensive tracking and sourcing requirements, or prevent our process from qualifying as a renewable fuel under RFS2.

In addition, the U.S. Congress has passed legislation that extends tax credits for, among other things, the production of certain renewable fuel products as contemplated by our current process design. However, we cannot assure you that this or any other favorable legislation will remain in place. Any reduction in or phasing out or elimination of existing tax credits, subsidies and other incentives in the United States and foreign markets for renewable fuels, or any inability of us or our prospective customers to access such credits, subsidies and other incentives, may adversely affect demand for, and increase the overall cost of our renewable transportation fuels, which would adversely affect our business. In addition, market uncertainty regarding future policies may also affect our ability to develop new renewable products and to sell products to our potential customers. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to realize expected economies of scale, reduce our feedstock costs, increase our overall yields and optimize the composition of our renewable transportation fuels, which could limit our ability to sell our products at competitive prices and materially and adversely affect our business and prospects.

We may be unable to realize expected economies of scale, reduce our feedstock costs, increase our overall yields and optimize the composition of our renewable crude oil in order to produce our renewable fuel products on a cost-competitive basis with existing petroleum-based fuel products without government incentives. In particular, we may be unsuccessful in incorporating lower grade woody biomass, such as logging residues, branches and bark, in our process to reduce our feedstock costs or maintain our yields. In addition, our research and development efforts may fail to increase the yield of our BFCC process such that we may be unable to produce renewable transportation fuels at the costs or in the quantities that we anticipate. Our failure to achieve these efficiencies or improvements over time could limit our ability sell our products at competitive prices and materially and adversely affect our business and prospects.

The production of our renewable transportation fuels will require significant amounts of feedstock, and we may be unable to acquire sufficient amounts of feedstock to produce the amount of our products that we commit to sell to potential customers, or we may experience difficulties or incur costs obtaining such feedstock.

The successful commercialization of our renewable transportation fuels will require us to acquire and process large amounts of feedstock, which primarily will be Southern Yellow Pine whole tree chips. We may experience difficulties in obtaining access to feedstock and transporting feedstock to our commercial production facilities. Our access to feedstock may be adversely affected by weather or actions by landowners, sellers or competing buyers of feedstock. In addition, fires or other natural disasters in the vicinity of our commercial production facilities could affect the availability of feedstock. We may be unable to secure access to feedstock or to secure the transportation of feedstock to our planned commercial production facilities on terms acceptable to us or at all. If we are unable to secure cost-effective access to feedstock, our ability to produce our renewable transportation fuels would be adversely affected.

The price of woody biomass and other renewable feedstock could increase or become volatile, or their availability could be reduced, which would increase the production costs of our renewable transportation fuels.

The price of woody biomass and other renewable feedstock may increase or become volatile due to changes in demand, such as the increased use of such feedstock in the generation of renewable electricity. Such changes would result in higher feedstock prices and/or a significant decrease in the volume of woody biomass and other renewable feedstock available for the production of the renewable transportation fuels we plan to sell, which could adversely affect our business and results of operations.

We may be unable to locate facilities near low-cost, abundant and sustainable sources of biomass and adequate infrastructure, which may affect our ability to produce cost-effective renewable transportation fuels.

Our business model and the successful commercialization of our renewable transportation fuels will depend on our ability to locate commercial production facilities near low-cost, abundant and sustainable sources of renewable biomass and in proximity to adequate infrastructure. Our ability to place facilities in locations where we can economically produce our renewable transportation fuels from nearby feedstock and transport those fuels to potential customers will be subject to the availability and cost of land, the availability of adequate infrastructure and skilled labor resources in such areas, and to legal and regulatory risks related to land use, permitting and environmental regulations. If we are unable to locate facilities at sites that allow economical production and transport of our products, our ability to produce renewable transportation fuels cost-effectively could be adversely affected.

A disruption in our supply chain for components of our proprietary catalyst system could materially disrupt or impair our ability to produce renewable transportation fuels.

We rely on third parties to supply the components of our proprietary catalyst system and, although we currently prepare finished catalyst ourselves, we may require third parties to provide commercial supply of finished catalyst. Our operations could be materially disrupted if we lose any of these suppliers or if any supplier experiences a significant interruption in its manufacturing and is unable provide an adequate supply of these components to meet our demand. Any such disruptions or delays could have a material adverse effect on our business and results of operations.

Our business will be subject to fluctuations in commodity prices.

We believe that some of the present and projected demand for renewable fuels results from relatively recent increases in the cost of petroleum. We intend to market our gasoline and diesel blendstocks as alternatives to corresponding petroleum-based fuels. If the price of petroleum-based fuels declines, we may be unable to produce gasoline and diesel blendstocks that are cost-effective alternatives to their petroleum-based counterparts. Declining oil prices, or the perception of a future decline in oil prices, would adversely affect the prices we can obtain from our potential customers or prevent us from entering into agreements with potential customers for our products.

Petroleum prices have been extremely volatile. Lower petroleum prices over extended periods of time may change the perceptions in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If petroleum prices were to decline from present levels and remain at lower levels for extended periods of time, the demand for renewable fuels could be reduced, and our results of operations and financial condition may be adversely affected.

In addition, our commercial production facilities may use significant amounts of natural gas to operate. Accordingly, our business depends on natural gas supplied by third parties. An increase in the price of natural gas could adversely affect our results of operations and financial condition.

Growth may place significant demands on our management and our infrastructure.

We have experienced, and may continue to experience, expansion of our business as we continue to make efforts to develop and bring our products to market. Our growth and operations have placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition would be harmed.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

The production of renewable fuels involves the emission of various airborne pollutants. As a result, we are subject to several different environmental laws, regulations and permitting requirements administered by the EPA and the states where our facilities are and may be located, including Clean Air Act, or CAA, requirements. These laws, regulations and permitting requirements may restrict our emissions, affect our ability to make changes to our operations, and otherwise impose limitations on or require controls on our operations. In addition to costs that we expect to incur to achieve and maintain compliance with these laws, new or more stringent CAA standards or other environmental requirements in the future also may limit our operating flexibility or require the installation of new controls at our facilities.

We also use, transport and produce hazardous chemicals and materials in our business and are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials. Our safety procedures for handling, transporting and disposing of these materials and waste products may be incapable of eliminating the risk of accidental injury or contamination from the use, storage, transporting, handling or disposal of hazardous materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. We may not be insured against all environmental accidents that might occur, some of which may result in toxic tort claims. There can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations, and our liability may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Later-enacted federal and state governmental requirements may substantially increase our costs or delay or prevent the construction and operation of our facilities, which could have a material adverse effect on our business, financial condition and result of operations. Consequently, considerable resources may be required to comply with future environmental regulations.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs.

In recent years, the U.S. Congress has been considering legislation to restrict or regulate emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, that are understood to contribute to global warming. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address GHG emissions. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing CAA authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. In 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. In June 2010, the EPA also issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the CAA. Furthermore, legislation to delay or reduce the EPA’s ability to proceed with the regulation of GHGs continues to be considered by Congress.

At this time, the projected GHG emissions from our facilities, including our initial-scale commercial production facility under construction in Columbus, Mississippi, would not meet the applicable thresholds for GHG permitting or reporting requirements. Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future federal laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. We cannot predict with any certainty at this time how these possibilities may affect our operations.

Loss of key personnel, including key management personnel and key technical personnel, or failure to attract and retain additional personnel could delay our product development programs and harm our research and development efforts and our ability to meet our business objectives.

Our business requires a management team and employee workforce that is knowledgeable in the technological and commercial areas in which we operate. The loss of any key member of our management or key technical and operational employees, or the failure to attract or retain such employees could prevent us from developing and commercializing our products and executing our business strategy. We may be unable to attract or retain qualified employees in the future due to the intense competition for qualified personnel among catalyst, refining, alternative and renewable fuel businesses, or due to the unavailability of personnel with the qualifications or experience necessary for our business. In particular, our process development program depends on our ability to attract and retain highly skilled technical and operational personnel with particular experience and backgrounds. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to hire individuals with the necessary experience and skills on acceptable terms. In addition, we expect that the execution of our strategy of constructing multiple commercial production facilities to bring our products to market will require the expertise of individuals experienced and skilled in managing complex, first-of-kind capital development projects.

All of our employees are at-will employees, which means that either the employee or we may terminate their employment at any time. If we are unable to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to commercialize our products, meet the demands of our potential customers in a timely fashion or to support our internal research and development programs, which could impair our ability to meet our business objectives and adversely affect our results of operations and financial condition.

Weather, natural disasters and accidents may significantly affect our results of operations and financial condition.

Our corporate headquarters, pilot plant and demonstration unit are located outside of Houston, Texas, which is an area exposed to and affected by hurricanes. Major hurricanes may cause significant disruption in our operations on the U.S. Gulf Coast, logistics across the region and the supply of feedstock, which could have an adverse impact on our operations. We do not have a detailed disaster recovery plan. In addition, we may not carry sufficient business insurance to compensate us for losses that may occur. We are not insured against environmental pollution resulting from environmental accidents that occur on a sudden and accidental basis, some of which may result in toxic tort claims. Any losses or damages could have a material adverse effect on our cash flows and success as an overall business.

We may be subject to product liability claims and other claims of our potential customers.

The design, development, production and sale of our renewable transportation fuels involve an inherent risk of product liability claims and the associated adverse publicity. We may be named in product liability suits relating to our gasoline and diesel blendstocks or the finished gasoline and diesel fuel containing our blendstocks, even for defects resulting from errors of our potential customers. These claims could be brought by various parties, including potential customers who are purchasing our products directly from us or other users who purchase our products from our customers.

In addition, our potential customers may bring suits against us alleging damages for the failure of our products to meet specifications or other requirements. Any such suits, even if unsuccessful, could be costly and disrupt the attention of our management and damage our negotiations with other potential customers.

Although we seek to limit our product liability in contracts with our potential customers, including indemnification from customers for such product liability claims, such limits may not be enforceable or may be subject to exceptions. Our insurance coverage may be inadequate to cover all potential liability claims. Insurance coverage is expensive and may be difficult to obtain. Also, insurance coverage may not be available in the future on acceptable terms and may not be sufficient to cover potential claims. We cannot assure you that our potential customers will have adequate insurance coverage to cover against potential claims. If we experience a large insured loss, it might exceed our coverage limits, or our insurance carrier may decline to further cover us or may raise our insurance rates to unacceptable levels, any of which could impair our financial position.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our financial condition and operating results may vary significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	our ability to achieve or maintain profitability;

•	the feasibility of producing our renewable transportation fuels on a commercial scale;

•	our ability to manage our growth;

•	fluctuations in the price of and demand for petroleum-based products;

•	the availability of cost-effective renewable feedstock sources;

•	the existence of government programs and incentives or regulation;

•	potential issues related to our ability to report accurately our financial results in a timely manner;

•	our dependence on, and the need to attract and retain, key management and other personnel;

•	our ability to obtain, protect and enforce our intellectual property rights;

•	potential advantages that our competitors and potential competitors may have in securing funding or developing projects;

•	our ability to obtain additional capital that may be necessary to expand our business;

•	business interruptions such as hurricanes, natural disasters and accidents;

•	our ability to comply with laws and regulations;

•	our ability to properly handle and dispose of hazardous materials used in our business; and

•	our ability to use our net operating loss carryforwards to offset future taxable income.

Due to the various factors mentioned above, and other factors described in this prospectus, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards, or NOLs, to offset future taxable income. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred after each of our previous issuances of common stock, preferred stock and convertible debt. In addition, if we undergo an ownership change in connection with or after this public offering, our ability to utilize NOLs could be limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations.

If we fail to maintain an effective system of internal controls, we might be unable to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, will require us and our independent registered public accounting firm to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2012. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including Securities and Exchange Commission, or SEC, action, ineligibility for short form resale registration, the suspension or delisting of our Class A common stock from The Nasdaq Global Select Market and the inability of registered broker-dealers to make a market in our Class A common stock, which would further reduce our stock price and could harm our business.

Implementing a new enterprise resource planning system could interfere with our business or operations and could adversely impact our financial position, results of operations and cash flows.

We are in the process of implementing a new enterprise resource planning, or ERP, system. This project requires significant investment of capital and human resources, the re-engineering of many processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Any disruptions, delays or deficiencies in the design and implementation of the new ERP system could result in potentially much higher costs than we had anticipated and could adversely affect our ability to develop and commercialize products, provide services, fulfill contractual obligations, file reports with the SEC in a timely manner and/or otherwise operate our business, or otherwise impact our controls environment. Any of these consequences could have an adverse effect on our results of operations and financial condition.

International expansion is one of our growth strategies, and international operations will expose us to additional risks that we do not face in the United States, which could have an adverse effect on our operating results.

We expect to focus our initial business and operations in the United States; however, international expansion is one of our growth strategies. If and when we expand internationally, our operations will be subject to a variety of risks that we do not face in the United States including:

•	building and managing experienced foreign workforces and overseeing and ensuring the performance of foreign subcontractors;

•	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

•	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States;

•	increased exposure to foreign currency exchange rate risk;

•	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

•	difficulties in repatriating overseas earnings;

•	general economic conditions in the countries in which we operate; and

•	political unrest, war, incidents of terrorism or responses to such events.

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.

Risks Related to Our Intellectual Property

There are many companies developing technology in this area of business, and other parties may have intellectual property rights which could limit our ability operate freely.

Our commercial success depends on our ability to operate without infringing the patents and proprietary rights of other parties and without breaching any agreements we enter. We are aware of other parties applying various technologies, including FCC, to make renewable transportation fuels from biomass. We cannot determine with certainty whether patents of other parties may materially affect our ability to conduct our business. Because patent applications can take several years to issue, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or product candidates. We are aware of a significant number of patents and patent applications relating to aspects of our technologies filed by, and issued to, third parties. The existence of third-party patent applications and patents could significantly reduce the scope of coverage of any patents granted to us and limit our ability to obtain meaningful patent protection.

If a third party asserts that we infringe upon its patents or other proprietary rights, we may need to obtain a license, if a license is available, or redesign our technology. We could otherwise face a number of other issues that could seriously harm our competitive position, including:

•	infringement and other intellectual property claims, which could be costly and time consuming to litigate, whether or not the claims have merit, and which could delay getting our products to market and divert management attention from our business;

•	substantial damages for past infringement, which we may have to pay if a court determines that our products or technologies infringe upon a competitor’s patent or other proprietary rights;

•	a court prohibition from selling or licensing our technologies or future products unless the holder licenses the patent or other proprietary rights to us, which it would not be required to do; and

•	if a license is available from a third party, an obligation to pay substantial royalties or grant cross licenses to our patents or proprietary rights.

Many of our employees were previously employed at specialty chemical, oil and forest products companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel and be enjoined from certain activities. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our patent applications may not result in issued patents, which may allow competitors to more easily exploit technology similar to ours.

Part of our expected market advantage depends in part on our ability to maintain adequate protection of our intellectual property for our technologies and products and potential products in the United States and other countries. We have adopted a strategy of seeking patent protection in the United States and in foreign countries with respect to certain of the technologies used in or relating to our products and processes. As of June 9, 2011, we had 70 pending original patent application families containing over 2,000 pending claims. These intellectual property claims cover different aspects of our technology, and many of them have been or will be filed both in the United States and in various foreign jurisdictions. These patent applications and granted patent are directed to aspects of our technology and/or to our methods and products that support our business. However, the issuance and enforcement of patents involves complex legal and factual questions. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patent and any patents that may be issued to us will cover our technology or the methods or products that support our business, or afford protection against competitors with similar technology. Moreover, the issuance of a patent is not conclusive as to its validity, scope or enforceability, and competitors might successfully challenge the validity, scope or enforceability of any issued patents should we try to enforce them. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications will be granted even if U.S. patents are issued.

Our ability to compete may decline if we are required to enforce or defend our intellectual property rights through costly litigation or administrative proceedings.

Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Identifying unauthorized use of our intellectual property is difficult, because we may be unable to monitor the processes and materials employed by other parties, and the end products of our proprietary technology may be commodities from which it would be difficult to ascertain the methods or materials used in their manufacture. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where enforcement of intellectual property rights is more difficult than in the United States. Proceedings to enforce or defend our intellectual property rights could result in substantial costs, even if the eventual outcome were favorable to us, and would divert both funds and other of our resources from our business objectives. If the outcome of any such proceedings is unfavorable and competitors are able to use our technology without payment to us, our ability to compete effectively could be harmed. Furthermore, the nature of any protection against foreign competition that may be afforded by any patents we may have is often difficult to predict and varies significantly from country to country. Moreover, others may independently develop and obtain patents for technologies that are similar or superior to our technologies. If that happens, we may need to license these technologies, and we may not be able to obtain licenses on reasonable terms, if at all, which could cause harm to our business.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

We rely in part on trade secret protection to protect our confidential and proprietary information and processes. However, trade secrets are difficult to protect. We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Nevertheless, our proprietary information may be disclosed, third parties could reverse engineer our catalyst systems and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours or may use their greater resources to gain market share at our expense.

Our ability to compete successfully will depend on our ability to develop proprietary technologies that produce interchangeable products in large volumes and at costs below the prevailing market prices for our products. Many of our competitors have substantially greater production, financial, research and development, personnel and marketing resources than we do. In addition, certain of our competitors may also benefit from local government programs and incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior technologies and processes, and compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered uneconomical or otherwise obsolete by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation.

In addition, various governments have recently announced a number of spending programs focused on the development of clean technology, including alternatives to petroleum-based fuels and the reduction of carbon emissions. Such spending programs could lead to increased funding for our competitors or the rapid increase in the number of competitors within those markets.

Our limited resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and market share, adversely affect our results of operations and financial position, and prevent us from achieving or maintaining profitability.

Risks Related to Securities Markets and Investments in Our Class A Common Stock

No public market for our Class A common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our Class A common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	the position of our cash, cash equivalents and marketable securities;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	announcements of technological innovations by us, our collaborators or our competitors;

•	announcements by us, our customers or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the entry into, modification or termination of customer contracts;

•	additions or losses of customers;

•	additions or departures of key management, scientific or other personnel;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	issuance of new or updated research reports by securities or industry analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	changes in existing laws, regulations and policies applicable to our business and products, including RFS2, and the adoption or failure to adopt carbon emissions regulation;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market conditions in our industry; and

•	general economic and market conditions, including the recent financial crisis.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our Class A common stock. If the market price of shares of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Holders of our Class A common stock, which is the stock we are selling in this offering, are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share. The lower voting power of our Class A common stock may negatively affect the attractiveness of our Class A common stock to investors and, as a result, its market value.

Upon completion of this offering, we will have two classes of common stock: Class A common stock, which is the stock we are selling in this offering and which is entitled to one vote per share, and Class B common stock, which is entitled to 10 votes per share. The difference in the voting power of our Class A common stock and Class B common stock may have the effect of delaying or preventing a change in control of our company otherwise favored by stockholders otherwise holding a majority of our common stock and could diminish the market value of our Class A common stock because of the superior voting rights of our Class B common stock and the power those rights confer.

For the foreseeable future, Khosla Ventures will be able to control the selection of all members of our Board of Directors, as well as virtually every other matter that requires stockholder approval, which will severely limit the ability of other stockholders to influence corporate matters.

Except in certain limited circumstances required by applicable law, holders of Class A common stock and Class B common stock vote together as a single class on all matters to be voted on by our stockholders. Immediately following the completion of this offering, entities affiliated with Khosla Ventures will own 74.8% of our Class B common stock, which, together with the Class A common stock held by them, assuming the purchase of 3,500,000 shares of our Class A common stock that may be acquired in this offering by entities affiliated with Khosla Ventures, will represent 72.4% of the combined voting power of our outstanding Class A common stock and Class B common stock. Under our amended and restated certificate of incorporation that will become effective prior to the completion of this offering, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, Khosla Ventures will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of our company, even if they come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of our Class A common stock and Class B common stock. Moreover, Khosla Ventures may take actions in their own interests that you or our other stockholders do not view as beneficial. Please read “Principal Stockholders” and “Description of Capital Stock.”

As an example of how Khosla Ventures’ interests may differ from other stockholders, Khosla Ventures has advised us as follows: Khosla Ventures believes that promoting energy independence and a sustainable environment are the most important issues facing society today. Khosla Ventures’ goal is to invest in products and services that will better the lives of as many people as possible by fundamentally altering the way the world produces and consumes energy. In pursuing that goal, Khosla Ventures makes investments and decisions that may give priority to long-term financial returns over short-term financial returns. Khosla Ventures believes that considering environmental, social and other consequences are important in maximizing stockholder value over the long term and that high risk projects may generate the highest long term returns. Further, the objectives and goals of Khosla Ventures relating to its investments may change over time. As a result of the foregoing, you should be aware that Khosla Ventures may vote its shares of common stock in a way our other stockholders do not view as beneficial.

Investors in our Class A common stock will not have the same protections generally available to stockholders of other Nasdaq-listed companies because we are a “controlled company” within the meaning of the Nasdaq Listing Rules.

Khosla Ventures controls a majority of our outstanding common stock and will continue to control a majority of our common stock upon completion of this offering. As a result, we are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our Board of Directors may and intends to rely upon, exemptions from several corporate governance requirements, including requirements that:

•	a majority of the Board of Directors consist of independent directors;

•	compensation of officers be determined or recommended to the Board of Directors by a majority of the Board’s independent directors or by a compensation committee comprised solely of independent directors; and

•	director nominees be selected or recommended to the Board of Directors by a majority of the Board’s independent directors or by a nominating committee that is composed entirely of independent directors.

Additionally, Khosla Ventures will be able to have its nominees represented on our compensation committee and our corporate governance and nominating committee. Accordingly, investors in our Class A common stock will not be afforded the same protections generally as stockholders of other Nasdaq-listed companies for so long as Khosla Ventures’ designees to our Board of Directors represent a majority of our board and determine to rely upon such exemptions. Please read “— For the foreseeable future, Khosla Ventures will be able to control the selection of all members of our Board of Directors, as well as virtually every other matter that requires stockholder approval, which will severely limit the ability of other stockholders to influence corporate matters” for more information on the risks we face in connection with our initial investors’ ability to control the outcome of virtually all stockholder votes.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our Class A common stock. As of April 30, 2011, entities affiliated with Khosla Ventures, entities affiliated with Artis Capital Management, L.P., entities affiliated with Alberta Investment Management Corporation and BIOeCON B.V. beneficially own, collectively, approximately 97.3% of our outstanding common stock. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on shares outstanding as of April 30, 2011, upon completion of this offering, we will have approximately 38 million outstanding shares of Class A common stock and approximately 62 million outstanding shares of Class B common stock, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares. As of the date of this prospectus, assuming the purchase of 3.5 million shares of our Class A common stock in this offering by entities affiliated with Khosla Ventures, approximately 93 million shares of common stock will be subject to a 180-day contractual lock-up with the underwriters and approximately 46 million shares of common stock will be subject to a 360-day contractual lock-up with the underwriters. Of the shares subject to a contractual lock-up with the underwriters, approximately 43 million shares of common stock also will be subject to a 180-day contractual lock-up with us.

After this offering, holders of an aggregate of approximately 73 million shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

In addition, as of April 30, 2011, there were 14,793,200 shares subject to outstanding options granted under our amended and restated 2007 Stock Option/Stock Issuance Plan that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933. We intend to register the shares of Class A common stock issuable upon exercise of these options, plus any additional shares Class A of common stock reserved for future grant that remain unissued under our amended and restated 2007 Stock Option/Stock Issuance Plan. We also intend to register all 9,983,600 shares of Class A common stock that we may issue under the 2011 Long-Term Incentive Plan that we intend to adopt. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described in the “Underwriting” section of this prospectus.

Participation in this offering by entities affiliated with Khosla Ventures would reduce the available public float for our shares.

Entities affiliated with Khosla Ventures and Artis Capital Management, L.P., two of our principal investors, have indicated an interest in purchasing shares of our Class A common stock in this offering at the initial public offering price up to an aggregate of 3,500,000 shares. Because this indication of interest is not a binding agreement or commitment to purchase, these existing investors may elect not to purchase shares in this offering. Assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if these existing investors were to purchase all of these shares, they would purchase $70 million of our Class A common stock in this offering.

If entities affiliated with Khosla Ventures are allocated all or a portion of the shares in which they have indicated an interest in this offering and purchase any such shares, such purchase would reduce the available public float for our shares because they would be restricted from selling the shares by lock-up agreements they have entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by entities affiliated with Khosla Ventures in this offering may reduce the liquidity of our Class A common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution of approximately $16.97 per share in the price you pay for shares of our Class A common stock as compared to its tangible book value, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. To the extent outstanding options and warrants to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, please read “Dilution” elsewhere in this prospectus.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds,” we will have broad discretion in the application of the net proceeds. Our failure to apply these net proceeds effectively could affect our ability to continue to develop and sell our products and grow our business, which could cause the value of your investment to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a stand-alone public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and The Nasdaq Global Select Market, imposes various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest our Class A common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	dual class of common stock with each share of Class B common stock entitled to 10 votes while each share of Class A common stock is entitled only to one vote;

•	authorizing the Board of Directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	authorizing the Board of Directors to amend our bylaws and to fill board vacancies until the next annual meeting of the stockholders;

•	prohibiting stockholder action by written consent;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	not authorizing our stockholders to call a special stockholder meeting; and

•	requiring advance notification of stockholder nominations and proposals.

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. Please read “Description of Capital Stock — Common Stock — Voting Rights,” “— Preferred Stock” and “— Anti-Takeover Provisions.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

In particular, forward-looking statements in this prospectus include statements about:

•	the size of the potential markets for our gasoline and diesel blendstocks;

•	the expected production costs and cost-competitiveness of our gasoline and diesel blendstocks;

•	the anticipated performance attributes of our renewable crude oil and gasoline and diesel blendstocks;

•	the accuracy of our estimates regarding expenses, future revenue and capital requirements;

•	the timing of the construction and commencement of operations at our planned commercial production facilities;

•	achievement of advances in our technology platform and process design, including improvements to our yield;

•	our ability to produce renewable crude oil and blendstocks at commercial scale;

•	our ability economically to obtain feedstock;

•	our ability to locate production facilities near low-cost, abundant and sustainable feedstock;

•	the future price and volatility of petroleum-based products and of our current and future feedstocks;

•	government regulatory certification, including certification of our gasoline and diesel blendstocks as cellulosic biofuels and registration of our blendstocks with the U.S. Environmental Protection Agency as fuels, and industry acceptance of our gasoline and diesel blendstocks, as well as certification, registration and acceptance of our blendstocks for use in jet fuel;

•	government policymaking and incentives relating to renewable fuels;

•	our ability to obtain and retain potential customers for our gasoline and diesel blendstocks;

•	our ability to hire and retain skilled employees;

•	our ability to obtain and maintain intellectual property protection for our products and processes; and

•	the ability of our competitors, many of whom have greater resources than we do, to offer alternatives to our gasoline and diesel blendstocks.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a competitive and rapidly changing environment in which new risks emerge from time to time. It is not possible for our management to predict all risks. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee that the events and circumstances reflected in the forward-looking statements will occur or be achieved. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, except to the extent required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity and performance may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity and market size, is based on the most recently available information of which we are aware from various publicly available sources that are not affiliated with us, including the U.S. Energy Information Administration, PIRA Energy Group, RISI, Inc. and Timber Mart-South, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our renewable crude oil and gasoline and diesel blendstocks. We believe that the market opportunity and market size information included in this prospectus is generally reliable; however, these data involve a number of assumptions and limitations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 10,000,000 shares of Class A common stock in this offering will be approximately $185.6 million, or approximately $213.8 million if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $9.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to fund a portion of the capital expenditures, including front-end engineering and procurement services and long-lead equipment, for our planned first standard commercial production facility in Newton, Mississippi. We intend to use any remaining net proceeds for general corporate purposes, including the costs associated with being a public company. Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently expect to retain all future earnings, if any, in the operation and expansion of our business and debt repayment. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual basis;

•	on an as adjusted basis to give effect to:

•	borrowings under our interest-free loan facility from the Mississippi Development Authority from April 1, 2011 through June 9, 2011 of $26.6 million; and

•	the issuance of our Series C convertible preferred stock in April 2011 in the amount of $55.0 million; and

•	on an as further adjusted basis to give additional effect to:

•	the automatic conversion of all outstanding shares of our Series A and Series A-1 convertible preferred stock into 44,571,576 shares of Class B common stock and of all outstanding shares of our Series B and Series C convertible preferred stock into 27,917,302 shares of Class A common stock upon the completion of this offering;

•	the effectiveness of our amended and restated certificate of incorporation in Delaware upon the completion of this offering; and

•	the issuance by us of 10,000,000 shares of Class A common stock in this offering and the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds” as if this offering occurred on March 31, 2011.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	March 31, 2011
		As	As Further
	Actual	Adjusted	Adjusted
	(In thousands, except share and per share data) (Unaudited)

Cash and cash equivalents(1)	$21,947	$103,560	$289,135

Convertible preferred stock warrant liability	$4,895	$4,895	$—
Long-term debt, including current portion, net of discount	9,234	35,847	35,847
Series A convertible preferred stock, $0.0001 par value, 24,000,000 shares authorized, 24,000,000 shares issued and outstanding, actual and as adjusted; no shares authorized, issued or outstanding, as further adjusted	4,360	4,360	—
Series A-1 convertible preferred stock, $0.0001 par value, 25,600,000 shares authorized, 20,571,576 shares issued and outstanding, actual and as adjusted; no shares authorized, issued or outstanding, as further adjusted	10,024	10,024	—
Series B convertible preferred stock, $0.0001 par value, 25,000,000 shares authorized, 24,479,802 shares issued and outstanding, actual and as adjusted; no shares authorized, issued or outstanding, as further adjusted	120,000	120,000	—
Series C convertible preferred stock, $0.0001 par value, no shares and 13,000,000 shares authorized, actual and as adjusted, respectively; no shares and 11,219,908 issued and outstanding, actual and as adjusted, respectively; no shares authorized, issued or outstanding, as further adjusted	—	55,000	—
Stockholders’ equity (deficit):
Class A common stock, $0.0001 par value, 112,100,000 shares authorized, 70,000 shares issued and outstanding, actual and as adjusted; 250,000,000 shares authorized and 37,987,302 shares issued and outstanding, as further adjusted	—	—	4
Class B common stock (formerly common stock), $0.0001 par value, 72,000,000 shares authorized, 17,277,120 shares issued and outstanding, actual and as adjusted; 72,000,000 shares authorized and 61,848,696 shares issued and outstanding, as further adjusted	2	2	6
Preferred stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; 2,000,000 shares authorized and no shares issued and outstanding, as adjusted and as further adjusted	—	—	—
Additional paid-in capital(1)	4,908	4,908	384,754
Deficit accumulated during the development stage	(79,717)	(79,717)	(79,717)

Total stockholders’ equity (deficit)(1)	(74,807)	(74,807)	305,047

Total capitalization(1)	$73,706	$155,319	$340,894

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $9.4 million, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes the following:

•	8,041,880 shares of our Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock outstanding as of March 31, 2011, at a weighted average exercise price of $1.98 per share;

•	7,049,454 shares of our Class B common stock issuable upon the exercise of options to purchase shares of Class B common stock outstanding as of March 31, 2011, at a weighted average exercise price of $0.08375 per share;

•	456,822 shares of our Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2011, at a weighted average exercise price of $2.152 per share;

•	18,750 shares (assuming a conversion price that is 80% of an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) of our Class A common stock issuable upon the exercise of 61,200 warrants that we were required to issue as of March 31, 2011 at a weighted-average exercise price of $4.902 per share;

•	411,312 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted-average exercise price of $0.4863 per share;

•	2,199,936 shares of our Class A common stock reserved for future issuance as of March 31, 2011 under our amended and restated 2007 Stock Option/Stock Issuance Plan;

•	1,708,266 shares of our Class B common stock reserved for future issuance as of March 31, 2011 under our amended and restated 2007 Stock Option/Stock Issuance Plan; and

•	9,983,600 shares of our Class A common stock reserved for future issuance under our 2011 Long-Term Incentive Plan, which will become effective upon the completion of this offering.

Conversion of Our Series C Convertible Preferred Stock

Upon completion of this offering, all outstanding shares of our Series A and Series A-1 convertible preferred stock will convert automatically into shares of our Class B common stock and all outstanding shares of our Series B and Series C convertible preferred stock will convert into shares of our Class A common stock. In this prospectus, we have assumed that our Series C convertible preferred stock will convert into shares of our Class A common stock a conversion price that is 80% of an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

Each share of Series C convertible preferred stock is convertible into the number of shares of Class A common stock determined by dividing the original issue price of the Series C convertible preferred stock of $4.902 per share by the conversion price of the Series C convertible preferred stock in effect at the time of conversion. The initial conversion price for the Series C convertible preferred stock is $4.902, resulting in an initial conversion ratio that is one share of Series C convertible preferred stock for one share of Class A common stock. However, in addition to the conversion price adjustments that are applicable to the other series of preferred stock, including adjustments in connection with stock splits and dilutive events, the conversion price of the Series C convertible preferred stock adjusts upon the closing of a qualifying initial public offering or a deemed liquidation event, which we refer to as a pricing event. If the qualifying initial public offering or pricing event closes on or before October 31, 2011, the conversion price of the Series C convertible preferred stock will be adjusted to equal 80% of the offering price per share or price per share paid by investors in the qualifying initial public offering or pricing event; however, the conversion price will be not less than $4.902 per share.

By way of example, the following table shows the effect of various initial public offering prices within the price range set forth on the cover page of this prospectus, on the Series C convertible preferred stock conversion ratio and on our capitalization following this offering on an as further adjusted basis to reflect the applicable conversion ratio adjustments and as further adjusted assumptions set forth in the capitalization table above. The initial public offering prices shown below are hypothetical and illustrative, and assume that this offering is completed on or before October 31, 2011.

			March 31, 2011
			As Further Adjusted
			Total Shares of
	Series C		Class A Common
	Convertible	Series C	Stock Issuable
	Preferred Stock	Convertible	upon Conversion
	to Class A	Preferred Stock	of Series C	Total Shares
	Common Stock	to Class A	Convertible	of Class A
Assumed Initial Public	Conversion Price	Common Stock	Preferred Stock(2)	Common Stock
Offering Price($)	($)(1)	Conversion Ratio	(e) = (c)*	Outstanding After
(a)	(b) = (a)*80%	(c) = $4.902/(b)	11,219,908	This Offering(3)

$19.00	$15.20	1:0.32250	3,618,420	38,168,222
$19.50	$15.60	1:0.31423	3,525,640	38,075,442
$20.00	$16.00	1:0.30638	3,437,500	37,987,302
$20.50	$16.40	1:0.29890	3,353,657	37,903,459
$21.00	$16.80	1:0.29179	3,273,808	37,823,610

(1)	For purposes of the table set forth above, we have assumed that the offering will close on or before October 31, 2011, and have therefore assumed that the conversion price of the Series C convertible preferred stock will be adjusted to an amount equal to 80% of the offering price per share or price per share paid by investors in the offering.

(2)	Pursuant to our amended and restated certificate of incorporation, the number of shares of Class A common stock that each holder of Series C convertible preferred stock will be entitled to receive upon conversion thereof will be rounded down to the nearest whole share and each holder will receive cash in lieu of any fractional share that it would otherwise be entitled to receive. For purposes of the table set forth above, the number of shares of Class A common stock issuable to each holder upon conversion has been rounded down to the nearest whole share to eliminate such fractional shares.

(3)	Excludes:

•	8,041,880 shares of our Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock outstanding as of March 31, 2011, at a weighted average exercise price of $1.98 per share;

•	456,822 shares of our Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2011, at a weighted average exercise price of $2.152 per share; and

•	18,750 shares (assuming a conversion price that is 80% of an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) of our Class A common stock issuable upon the exercise of 61,200 warrants that we were required to issue as of March 31, 2011 at a weighted-average exercise price of $4.902 per share.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock after this offering.

Our pro forma net tangible book value as of March 31, 2011 was $62.1 million, or $0.69 per share of Class A common stock and Class B common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of Class A common stock and Class B common stock on March 31, 2011, after giving effect to the conversion of all outstanding shares of convertible preferred stock into shares of Class A common stock and Class B common stock as if the conversion occurred on March 31, 2011 (including our Series C convertible preferred stock issued in April 2011).

Our pro forma as adjusted net tangible book value as of March 31, 2011, as adjusted for the issuance of $55 million of our Series C convertible preferred stock in April 2011, after giving effect to the sale by us of 10,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $302.7 million, or $3.03 per share of Class A common stock and Class B common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.34 per share to existing stockholders and an immediate dilution of $16.97 per share to new investors, or approximately 84.9% of the assumed initial public offering price of $20.00 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$20.00
Pro forma net tangible book value per share of Class A common stock and Class B common stock as of March 31, 2011, before giving effect to this offering	$0.69
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	2.34

Pro forma as adjusted net tangible book value per share after this offering		3.03

Dilution per share to investors in this offering		$16.97

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $9.4 million, the pro forma as adjusted net tangible book value per share by $0.10 per share and the dilution in the pro forma net tangible book value to new investors in this offering to $17.87 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $3.27 per share, representing an immediate increase to existing stockholders of $2.58 per share and an immediate dilution of $16.73 per share to new investors.

The following table summarizes, on a pro forma basis as of March 31, 2011 (giving effect to the conversion of all shares of our convertible preferred stock into shares of Class A common stock and Class B common stock), the number of shares of Class A common stock and Class B common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing Class A common stock in this offering at an assumed initial public offering price of

$20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
	(In thousands other than percentages and per share data)

Existing stockholders	89,836	90%	$119,472	37.4%	$1.33
Investors participating in this offering	10,000	10	200,000	62.6	20.00

Total	99,836	100%	$319,472	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by $10.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 88.7% and our new public investors would own 11.3% of the total number of shares of our Class A common stock and Class B common stock outstanding upon the completion of this offering.

The discussion and tables in this section regarding dilution are based on 27,987,302 shares of Class A common stock and 61,848,696 shares of Class B common stock issued and outstanding as of March 31, 2011, which numbers reflect the conversion of all of our Series A and Series A-1 convertible preferred stock into an aggregate of 44,571,576 shares of our Class B common stock and the conversion of all of our Series B and Series C convertible preferred stock (issued in April 2011) into an aggregate of 27,917,302 shares of our Class A common stock, assuming that the Series C convertible preferred stock converts into shares of Class A common stock a conversion price that is 80% of an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) (see “Capitalization — Conversion of Our Series C Convertible Preferred Stock” for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering). The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering excludes:

•	8,041,880 shares of our Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock outstanding as of March 31, 2011, at a weighted average exercise price of $1.98 per share;

•	7,049,454 shares of our Class B common stock issuable upon the exercise of options to purchase shares of Class B common stock outstanding as of March 31, 2011, at a weighted average exercise price of $0.08375 per share;

•	456,822 shares of our Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2011, at a weighted average exercise price of $2.152 per share;

•	18,750 shares (assuming a conversion price that is 80% of an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) of our Class A common stock issuable upon the exercise of 61,200 warrants that we were required to issue as of March 31, 2011 at a weighted-average exercise price of $4.902 per share;

•	411,312 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted-average exercise price of $0.4863 per share;

•	2,199,936 shares of our Class A common stock reserved for future issuance as of March 31, 2011 under our amended and restated 2007 Stock Option/Stock Issuance Plan;

•	1,708,266 shares of our Class B common stock reserved for future issuance as of March 31, 2011 under our amended and restated 2007 Stock Option/Stock Issuance Plan; and

•	9,983,600 shares of our Class A common stock reserved for future issuance under our 2011 Long-Term Incentive Plan, which will become effective upon the completion of this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of March 31, 2011 would have been $80.1 million, or $0.76 per share, and the pro forma, as adjusted net tangible book value after this offering would have been $320.7 million, or $2.77 per share, causing dilution to new investors of $17.23 per share.

In addition, we plan to raise additional capital to fund our commercialization plan. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2010 and 2011 and the summary condensed consolidated balance sheet data as of March 31, 2010 are derived from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statement of operations data for the period from July 23, 2007 (date of inception) through December 31, 2007 and the summary consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements not included elsewhere in this prospectus. You should read the summary of our consolidated financial data set forth below together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of financial results to be achieved in the future.

	July 23, 2007
	(Date of
	Inception)				Three Months
	through				Ended
	December 31,	Years Ended December 31,			March 31,
	2007	2008	2009	2010	2010	2011
	(In thousands, except per share amounts)

Consolidated Statement of Operations Data:
Research and development expenses	$(196)	$(3,643)	$(9,961)	$(22,042)	$(4,381)	$(7,271)
General and administrative expenses	(277)	(1,867)	(2,987)	(8,083)	(1,226)	(4,189)
Depreciation and amortization expense	(15)	(178)	(688)	(1,656)	(279)	(523)

Loss from operations	(488)	(5,688)	(13,636)	(31,781)	(5,886)	(11,983)

Interest income	—	71	65	34	—	—
Beneficial conversion feature expense	—	—	—	(10,000)	—	—
Interest expense, net of amounts capitalized	—	—	(242)	(1,812)	(367)	—
Foreign currency gain (loss)	16	(236)	(215)	—	8	—
Loss from change in fair value of warrant liability	—	—	—	(2,365)	—	(1,410)

Loss before income taxes	(472)	(5,853)	(14,028)	(45,924)	(6,245)	(13,393)
Income tax expense	—	(13)	(31)	(3)	—	—

Net loss	$(472)	$(5,866)	$(14,059)	$(45,927)	$(6,245)	$(13,393)

Net loss per share of common stock, basic and diluted(1)	$(0.02)	$(0.10)	$(0.24)	$(0.56)	$(0.11)	$(0.16)

Weighted-average shares of common stock outstanding, basic and diluted(1)	14,400	14,400	14,400	15,382	14,774	16,330

Pro forma net loss per share of common stock, basic and diluted (unaudited)(1)	$(0.02)	$(0.13)	$(0.24)	$(0.61)	$(0.11)	$(0.16)

Weighted-average common shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(1)	29,040	45,084	58,972	74,722	59,346	85,381

					As of
	As of December 31,				March 31,
	2007	2008	2009	2010	2011
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$1,310	$7,061	$5,176	$51,350	$21,947
Property, plant and equipment, net	—	2,506	10,526	34,880	55,969
Total assets	3,956	12,718	18,522	88,841	82,213
Long-term convertible promissory note to stockholder	—	—	15,000	—	—
Long-term debt, including current portion	—	—	4,049	9,517	9,234
Convertible preferred stock	1,444	14,384	14,384	134,384	134,384
Total stockholders’ equity (deficit)	2,127	(3,646)	(17,252)	(62,123)	(74,807)

(1)	See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate (a) net loss per share of common stock, basic and diluted, (b) pro forma net loss per share of common stock, basic and diluted and (c) weighted-average number of shares used in the computation of the per share amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus. Due to the fact that we have not generated any revenue, we believe that the financial information contained in this prospectus is not indicative of, or comparable to, the financial profile that we expect to have if and when we begin to generate revenue. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are a next-generation renewable fuels company. We have developed a proprietary technology platform to convert low-cost, abundant and sustainable non-food biomass into hydrocarbon-based oil. We process our renewable crude oil using standard refinery equipment into gasoline and diesel blendstocks that can be transported using the existing fuels distribution system for use in vehicles on the road today. Our gasoline and diesel blendstocks are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the petroleum-based fuels they displace.

We were incorporated and commenced operations in July 2007. Since our inception, we have operated as a development stage company, performing extensive research and development to develop, enhance, refine and commercialize our biomass-to-renewable fuel technology platform. During this time, we have demonstrated the efficacy and scalability of our biomass fluid catalytic cracking, or BFCC, process, attaining progressive technology milestones through laboratory, pilot unit and demonstration unit environments.

To demonstrate the scalability of our BFCC process from pilot scale, we have constructed a demonstration scale unit that represents a 400 times capacity increase over our pilot unit. Our demonstration unit has amassed over 3,000 hours of operation and produced over 32,000 gallons of renewable crude oil to date. We have increased our overall process yield of biomass-to-renewable fuel from approximately 17 gallons of blendstock per bone dry ton of biomass, or BDT, to approximately 67 gallons per BDT. Our research and development efforts are focused on increasing this yield to approximately 92 gallons per BDT.

We have entered our commercialization phase and commenced construction of our initial-scale commercial production facility in Columbus, Mississippi in the first quarter of 2011. Going forward, we intend to construct our larger standard commercial production facilities, beginning in the third quarter of 2012 with our first planned facility in Newton, Mississippi. These standard commercial production facilities are being designed to utilize a centralized hydrotreating facility rather than dedicated, standalone hydrotreaters such as the one being constructed at our Columbus facility. By employing larger plant designs and shared hydrotreating facilities, we expect to be able to more effectively allocate our fixed costs and stage our capital program to reduce the capital intensity of our commercial expansion. However, these projects will entail significant capital investment. Our initial-scale commercial production facility will be financed in part through a $75 million interest-free loan from the Mississippi Development Authority. We have entered into agreements with Hunt Refining Company, or Hunt, Catchlight Energy LLC, or Catchlight, and FedEx Corporate Services, Inc., or FedEx, for the purchase of the gasoline, diesel and fuel oil blendstocks produced from our initial-scale commercial production facility. We intend to utilize proceeds from this offering to fund a portion of the capital expenditures for our first standard commercial production facility in Newton. We plan to fund the remaining construction costs of the Newton facility with debt from one or more public or private sources. Please read “— Liquidity and Capital Resources.”

Until recently, we have focused our efforts on research and development, and we have yet to generate revenue. As a result, we had generated $63.6 million of operating losses and an accumulated deficit of

$79.7 million from our inception through March 31, 2011. We expect to continue to incur operating losses through at least 2013 as we continue into the commercialization stage of our business.

Based on the technological and operational milestones we have achieved to date, we believe that when we are able to commence commercial production at our planned first standard commercial production facility, primarily using Southern Yellow Pine whole tree chips, we will be able to produce gasoline and diesel blendstocks without government subsidies on a cost-competitive basis with petroleum-based blendstocks at current pricing. Our proprietary catalyst systems, reactor design and refining processes have achieved yields of renewable fuel products of approximately 67 gallons per BDT in our demonstration unit that we believe would allow us to produce gasoline and diesel blendstocks today at a per-unit unsubsidized production cost below $1.80 per gallon, if produced in a standard commercial production facility with a feedstock processing capacity of 1,500 BDT per day. This unsubsidized production cost equates to less than $550 per metric ton, $0.50 per liter and $1.10 per gallon of ethanol equivalent. This per-unit cost assumes a price for Southern Yellow Pine clean chip mill chips of $72.30 per BDT and anticipated operating expenses at the increased scale and excludes cost of financing and facility depreciation. Over time, we expect to improve our overall process yield by enhancing our technology and to significantly reduce our feedstock costs by using lower grade chips, logging residues, branches and bark and lower our operating expenses through various initiatives. For the month of May 2011, the average U.S. Gulf Coast spot prices for conventional gasoline and ultra-low sulfur diesel were $3.024 and $3.001 per gallon, respectively. For the month of May 2011, market prices for corn ethanol, biodiesel and sugarcane ethanol were $2.587, $5.148 and $3.889 per gallon, respectively.

Our Commercialization Plan

We commenced construction of our initial-scale commercial production facility in Columbus, Mississippi in the first quarter of 2011. This facility is designed to process 500 BDT of feedstock per day. We expect that constructing our Columbus facility will provide us with a practical basis for optimizing our future standard commercial production facilities, which we anticipate will be approximately three times larger than our Columbus facility to allow for optimal allocation of our fixed costs.

Although we expect that this initial-scale commercial production facility ultimately will be able to accept a wide variety of biomass types, we have selected Southern Yellow Pine whole tree chips because of their abundant, sustainable supply and generally stable pricing history. We estimate that this initial-scale commercial production facility, including a hydrotreater, will cost approximately $190 million to complete and place into service, with an estimated 15% to 20% of these costs attributable to the hydrotreater. We are financing our initial-scale commercial production facility with a combination of existing cash on hand, including $55 million of proceeds from the April 2011 sale of our Series C convertible preferred stock to existing investors, and a $75 million interest-free loan from the Mississippi Development Authority. Please read “— Liquidity and Capital Resources” for more information.

Going forward, we intend to construct our larger standard commercial production facilities beginning in the third quarter of 2012 with our first planned facility in Newton, Mississippi. These facilities are being designed to process approximately 1,500 BDT of feedstock per day, approximately three times the size of our Columbus facility, in order to take advantage of economies of scale. Moreover, these standard commercial production facilities are being designed to utilize a centralized hydrotreating facility rather than dedicated, standalone hydrotreaters such as the one being constructed at our Columbus facility. By employing larger plant designs and shared hydrotreating facilities, we expect to be able to more effectively allocate our fixed costs and stage our capital program to reduce the capital intensity of our commercial expansion.

Our Newton facility is being designed to host a two-train centralized hydrotreater that will be constructed in phases, with each train expected to support up to two standard commercial production facilities. Based on future market conditions and operational metrics achieved at Columbus and Newton, our plan is to construct additional standard commercial production facilities in Mississippi and other Southeastern states. These facilities are expected to be located near our Newton facility and to share the Newton hydrotreater trains to maximize the efficiency of our gasoline, diesel and fuel oil blendstock finishing and distribution process.

We estimate that the construction costs for each of our planned standard commercial production facilities will average approximately $350 million, depending on each facility’s unique design requirements. We estimate that construction costs for our hydrotreaters will average approximately $110 million per train. By staging the expansion of our standard commercial facilities in discrete facility-by-facility projects that are independently viable, we believe that we will have flexibility to plan our growth in response to capital availability and market conditions.

We intend to utilize proceeds from this offering to fund a portion of the capital expenditures, including front-end engineering and procurement services and long-lead equipment, for our planned first standard commercial production facility in Newton. We plan to fund the remaining construction costs of the Newton facility with debt from one or more public or private sources, including commercial banks, existing investors and federal, state and local governments.

Over the longer term, we plan to accelerate our expansion through the use of “copy exact” principles predicated on the use of pre-engineered, modular, skid-mounted components that can be assembled quickly in a limited number of preset configurations. We expect that our copy exact strategy will enable us to implement operational efficiencies systematically across all of these facilities since they will involve substantially similar components assembled in familiar configurations.

Fundamentals of Our Business

Our biomass-to-renewable fuel technology platform converts biomass into hydrocarbon-based oil by combining our proprietary catalyst systems with well-established fluid catalytic cracking, or FCC, processes. Expanding on FCC processes routinely employed in the petroleum refining industry, our biomass fluid catalytic cracking, or BFCC, process allows us to introduce solid biomass into a modified FCC system where it contacts our proprietary catalyst. The result is a hydrocarbon-based oil that can be upgraded through standard hydrotreating equipment into transportation fuels, including gasoline and diesel blendstocks, that are fungible with petroleum blendstocks.

Although we have not generated any revenue to date, we expect to generate revenue from sales of our gasoline and diesel blendstocks from our planned commercial production facilities. We may also generate revenue from the sale of renewable identification numbers, or RINs, that we will retain if we sell our fuel blendstocks to customers who are not obligated parties under the Renewable Fuel Standard program, or RFS2. We expect that our gasoline and diesel blendstocks will have an equivalence value of between 1.5 to 1.7. Equivalence value equates to the number of RIN credits per gallon.

We expect that our cost of goods sold will consist of the following:

•	Feedstock. The largest component of our cost of goods sold will be the cost of procuring and preparing the biomass we feed into our BFCC process. Our BFCC process can convert a variety of biomass feedstock, including woody biomass, such as whole tree chips, logging residues, branches and bark, agricultural residues, such as sugarcane bagasse, and energy crops, such as switchgrass and miscanthus. Our feedstock prices are a function of feedstock acquisition, harvesting, transportation and processing costs. We have selected Southern Yellow Pine whole tree chips as our primary feedstock because of their abundant supply and generally stable pricing history. For the first quarter of 2011, the average cost of delivered, clean chip mill chips from Southern Yellow Pine was $72.30 per BDT, according to Timber Mart-South. Our actual feedstock costs may be higher or lower, depending on then-prevailing market conditions. We plan to reduce our feedstock costs by increasing our use of lower grade woody biomass, such as logging residues, branches and bark, at our initial commercial production facilities.

•	Facility-related fixed costs. As an industrial process, our facilities will require a baseline level of staffing consisting of process engineering, monitoring staff, testing personnel, health safety and environmental personnel and maintenance personnel. Other fixed costs include maintenance materials and casualty and liability insurance, as well as ad valorem and property taxes.

•	Other variable costs. We expect to use natural gas in our BFCC process. We also expect to incur other variable costs for our catalysts for our biomass conversion and hydrotreating processes.

Our largest expenditures are the capital costs associated with the construction of our initial commercial production facilities and planned facility turnarounds. These costs are comprised of land acquisition, site preparation, utilities, permitting, facility construction, start-up and contingency costs and related financing costs. We expect that the depreciation of these facilities costs will be included in cost of goods sold.

Our operating expenses currently consist primarily of research and development expenses and general and administrative expenses.

We expect that the principal drivers of our gross and operating margins will be the following:

•	Economies of scale. We expect to realize incidental cost savings benefits as a result of the increased scale of our planned standard commercial production facilities. We plan to expand the throughput capacity from 500 BDT per day in our initial-scale commercial production facility to 1,500 BDT per day in our subsequent planned standard commercial production facilities. As a result, we expect to be able to spread the fixed baseline facilities costs and personnel costs across a larger volume of production, achieving a lower per-unit labor cost.

•	Learning curve efficiencies. Engineering principles indicate a downward trend in costs and construction time of like-kind capital projects completed in progression. As we begin construction of our planned commercial production facilities, we expect to identify cost and time savings that we can employ in subsequent projects to reduce our overall capital investment per unit over time. In the long term, by largely replicating our subsequent commercial production facilities, we hope to further reduce our capital investment and operating costs through replication and familiarity.

•	Conversion yield. Conversion yield is the barrel of saleable products achieved from our process for each BDT of feedstock. Conversion yield is maximized primarily through optimization of our catalyst systems that increase the proportion of hydrogen and carbon in the biomass feedstock that are converted into saleable products rather than coke, water or gaseous byproducts. We have increased our overall process yield of blendstocks from approximately 17 gallons per BDT to approximately 67 gallons per BDT. Our research and development efforts are focused on increasing this yield to approximately 92 gallons per BDT.

•	Composition of blendstock fractions. Blendstock fractions refer to the relative composition of the blendstocks derived from processing crude oils. Within limits, we can adjust the fractions of gasoline, diesel and fuel oil blendstocks produced from our renewable crude oil, which may be tailored to potential customer requirements and pricing opportunities for these components. In our demonstration unit, we have varied the volume output of gasoline blendstock from 37% to 61%, diesel blendstock from 31% to 55% and fuel oil blendstock from 8% to 9%.

Financial Operations Overview

Revenue and cost of goods sold.  To date, we have not generated any revenue or incurred any cost of goods sold, and we do not expect to do so until at least the second half of 2012.

Research and Development Expenses.  Research and development expenses consist primarily of expenses for personnel focused on increasing the scale of our operations and the yield of our blendstocks. These expenses also consist of facilities costs and other related overhead and lab materials. We expense all of our research and development costs as they are incurred. In the near term, we expect to hire additional employees, as well as incur contract-related expenses, as we continue to invest in the development of our proprietary biomass-to-renewable fuel technology platform. Accordingly, we expect that our research and development expenses will continue to increase.

General and Administrative Expenses.  General and administrative expenses consist primarily of personnel-related expenses related to our executive, legal, finance, human resource and information technology functions, as well as fees for professional services and allocated facility overhead expenses. These expenses also include costs related to our sales function, including marketing programs and other allocated costs. Professional services consist principally of external legal, accounting, tax, audit and other consulting services. We expect general and administrative expenses to increase as we incur additional costs related to operating as a public company, including increased legal and accounting fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

Depreciation and Amortization Expense.  Depreciation and amortization expense consists of depreciation of our property, plant and equipment over their estimated useful lives and amortization of our intangible assets, consisting primarily of purchased biomass conversion technology and technology licenses, which are amortized using the straight-line method over their estimated useful lives.

Interest Income.  Interest income consists primarily of interest income earned on investments and cash balances. We expect our interest income to fluctuate in the future with changes in average investment balances and market interest rates.

Beneficial Conversion Feature Expense.  In August 2009, we entered into a $15.0 million non-interest bearing convertible promissory note, or the Note, which included a beneficial conversion feature, with our principal stockholder, Khosla Ventures. The value of the beneficial conversion feature was not readily determinable upon issuance of the Note because the conversion feature was contingent upon the occurrence of an undetermined future financing transaction and neither the timing nor value of such transaction could be estimated at the time the Note was issued. In April 2010, we executed a financing transaction that required the Note to be converted into 2.6 million shares of our Series B convertible preferred stock. We recorded a $10.0 million expense at the time of that conversion to reflect the beneficial conversion feature associated with the conversion of the Note to convertible preferred stock.

Interest Expense.  We incur interest expense in connection with our outstanding equipment and business loans. We capitalize interest on long-term construction projects relating to operating assets with a total expected expenditure generally in excess of $10.0 million. We capitalized interest relating to the construction of our initial-scale commercial production facility in Columbus, Mississippi of approximately $0.1 million for the year ended December 31, 2010 and $0.3 million for the three months ended March 31, 2011. To the extent our planned commercial production facilities are funded with debt, we anticipate capitalizing most of the interest costs that we incur.

Foreign Currency Loss.  All of our foreign currency gains and losses were incurred in relation to our subsidiary KiOR B.V. (in liquidation). The functional currency of KiOR B.V. (in liquidation) is the Euro. As of December 31, 2010, all of the operations of KiOR B.V. were combined with the operations of KiOR, Inc., and KiOR B.V. is in the process of liquidation. At this time, we have no other foreign operations.

Loss from Change in Fair Value of Warrant Liability.  Our outstanding warrants to purchase shares of our convertible preferred stock are required to be classified as current liabilities and to be adjusted to their fair value at the end of each reporting period. Any changes in the fair value of these warrant liabilities are required to be recorded as income or expense, as applicable, in the period that the change in value occurs.

Income Tax Expense.  Since inception, we have incurred net losses and have not recorded any U.S. federal and state income tax provisions. We have a full valuation allowance for our net deferred tax assets because we have incurred losses since inception. Our income tax provision relates to current taxes payable in the Netherlands with respect to KiOR B.V. (in liquidation).

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant areas of management’s judgments and estimates in the preparation of our financial statements.

Impairment of Long-Lived Assets and Intangible Assets

We assess impairment of long-lived assets, including intangible assets, on at least an annual basis and test long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; a forecast of continuing losses associated with the use of the asset; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed by using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between carrying value and the fair value of the asset.

The majority of our long-lived assets, other than intangible assets, consist of our pilot unit and demonstration unit. Both of these units are variations of common refinery equipment used in technology development and scale-up of processes that have been scaled and modified for our research and development purposes. Our intangible assets consist of purchased biomass conversion technology and technology licenses. Given our history of operating losses, we evaluated the recoverability of the book value of our property, plant and intangible assets by performing an undiscounted forecasted cash flow analysis. Based on our analysis, the sum of the undiscounted cash flows is in excess of the book value of the property, plant and equipment and intangible assets. Accordingly, no impairment charges have been recorded during the period from July 23, 2007 (date of inception) through March 31, 2011.

Our undiscounted cash flow analysis involves significant estimates and judgments. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated cash flows could be reduced significantly in the future. As a result, the carrying amounts of our long-lived assets could be reduced through impairment charges in the future. Changes in estimated future cash flows could also result in a shortening of the estimated useful life of long-lived assets, including intangibles, for depreciation and amortization purposes.

Stock-Based Compensation

From time to time, we issue stock option awards to our employees, consultants and directors. The determination of the fair value of our stock option awards is estimated using the Black-Scholes option-pricing model and requires the use of highly subjective assumptions relating to potential minimum and maximum range of values at which holders of common stock, convertible preferred stock and debt may receive value. The option-pricing model also requires inputs such as the expected term of the grant, expected volatility and risk-free interest rate. Further, the forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense.

The fair value of stock options was estimated using the following weighted-average assumptions:

	2009	2010	2011

Risk-free interest rate	0.8% – 1.1%	0.5% – 0.8%	2.13%
Expected volatility	95.4% – 137.2%	98.8% – 137.2%	84.0%
Expected lives (in years)	1.8 – 3.8	1.4 – 1.8	5.5
Expected forfeiture rate	0.0%	0.0%	0.0%
Expected dividend yield	0.0%	0.0%	0.0%

Our risk-free interest rate is based on U.S. Treasury instruments with terms consistent with those of our stock options.

Our expected volatility is derived from the historical volatilities of several unrelated public companies within our industry over a period equal to the expected term of our options because we do not have any trading history to use for calculating the volatility of our own common stock. We based our analysis of expected volatility on reported data for comparable companies that issued options with substantially similar terms using an average of the historical volatility measures of this group of comparable companies.

Our expected lives is derived from a comparable group of public companies that have a similar industry, life cycle, revenue and market capitalization profile.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

Our expected dividend yield was assumed to be zero as we have not paid, and do not anticipate paying, cash dividends on our shares of common stock.

We will continue to use judgment in evaluating the expected volatility, lives, forfeiture and dividend rate related to our stock-based compensation on a prospective basis and incorporating these factors into our option-pricing model.

Each of these inputs is subjective and generally requires significant management and director judgment to determine. If, in the future, we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate expected volatility or expected term, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected terms generally result in an increase to stock-based compensation expense determined at the date of grant.

The following table summarizes the options granted from 2009 (the first year share-based awards were granted) through the date of this prospectus with their exercise prices, the fair value of the underlying common stock and the intrinsic value per share, if any:

		Number of
	Grant	Options	Exercise			Intrinsic
Grant Type	Date	Granted	Price	Fair Value		Value

Employee	April 23, 2009	6,644,120	$0.0838	$0.0838	(1)	—
Nonemployee	April 23, 2009	360,000	$0.0838	$0.0838	(2)	—
Employee	December 30, 2009	3,355,200	$0.09	$0.09	(3)	—
Employee	March 17, 2010	575,200	$0.09	$0.09	(3)	—
Nonemployee	March 17, 2010	40,000	$0.09	$0.09	(4)	—
Employee	July 28, 2010	3,992,918	$1.98	$1.98	(5)	—
Nonemployee	July 28, 2010	725,740	$1.98	$1.98	(6)	—
Employee	December 2, 2010	346,400	$1.98	$1.98	(3)	—
Nonemployee	December 2, 2010	558,660	$1.98	$1.98	(3)	—
Employee	March 18, 2011	2,428,262	$1.98	$7.0245	(7)	$5.045

(1)	1,165,712 of these options vested immediately. The remaining options vest according to our standard vesting conditions, which provide for vesting of 20% of the options after one year of service and 1/60th of the options vesting each month thereafter. All options fully vest after five years of service.

(2)	240,000 of these options vest quarterly over four years. The remaining options vest according to our standard vesting conditions, which provide for vesting of 20% of the options after one year of service and 1/60th of the options vesting each month thereafter. All options fully vest after five years of service.

(3)	All of these options vest according to our standard vesting conditions, which provide for vesting of 20% of the options after one year of service and 1/60th of the options vesting each month thereafter. All options fully vest after five years of service.

(4)	All of these options vested immediately.

(5)	1,064,048 of these options vest upon meeting certain milestones determined by the Board of Directors and 1,170,470 vest monthly over four years.

(6)	66,920 of these options vested immediately and 461,740 vest at 5% per quarter over five years.

(7)	All of these options vest 100% on the fifth anniversary of the grant date. We will record the fair value of the awards, totaling $14.6 million, as compensation expense ratably on a quarterly basis over the five-year vesting period.

In addition, we have agreed to issue William K. Coates options to purchase 354,220 shares of our Class A common stock and 708,440 shares of our restricted stock. Please read “Executive Compensation — Employment Arrangements with Executives.” Such options will be priced at the final price to public in this offering and will vest 20% after one year and 1/60th of the options vesting each month thereafter, and such restricted stock will vest ratably over five years.

In the absence of a public market for our common stock, the fair value of our common stock underlying our stock options has historically been determined by our Board of Directors using methodologies consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In connection with making this determination, we have engaged independent third-party valuation advisors to assist us. In each case, our Board of Directors has made the ultimate fair value determination.

We based each of our valuations on an implied business enterprise value estimated using one or more of the three generally accepted approaches to value: the asset-based approach, the market approach and the income approach. The asset-based approach measures the value of a company based on tangible assets and calculates the fair market value of assets less the fair market value of liabilities. The market approach measures the value of a company through an analysis of recent sales or offerings of comparable investments.

The income approach measures the value of the company based on the present value of expected future benefits.

For each valuation, we prepared financial forecasts that considered our past experience and future expectations. There is inherent uncertainty in these estimates because the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business. We balanced the uncertainty associated with achieving the forecasts through the selection of a discount rate.

Once the enterprise value was computed under the various approaches, we calculated a weighted average of the methods. We then allocated the total equity value between all classes of equity using a probability-weighted expected return method accepted by the American Institute of Certified Public Accountants. We considered four exit events: (1) an initial public offering, (2) a sale or merger of the company, (3) continuing as a private company and (4) dissolution of the company. We calculated the residual common stock value under each scenario and based on our estimate of the probability of the various expected outcomes of each of the four events. The aggregate value of the common stock was then divided by the number of shares of common stock outstanding to arrive at the per share value. The value per share was then adjusted for the discount attributable to a lack of marketability.

In connection with each valuation, our Board of Directors and management reviews numerous objective and subjective factors viewed as determinate of the value of our common stock, including the considerations and milestones below, as well as all other facts and circumstances deemed relevant.

Subjective considerations and objective milestones taken into account in determining stock value at any point in time include the following:

•	any recent arms’ length transactions in any of our common or preferred equity securities;

•	the likelihood and timing of our potential initial public offering, including accomplishment of identified milestones required for such a transaction;

•	prospects for a liquidity event, including an initial public offering or a company sale, liquidation or other terminal transaction;

•	prospects for, and potential magnitude of future cash flows from our operations as determined by customary cash flow discounting methodologies;

•	anticipated future capital needs, including the potential dilution attendant any forecast future capital requirements;

•	achievement of any product certifications requisite to commercial sale of our products;

•	the market for biofuels company equity securities, as reflected in the recent stock price performance of the class;

•	recent changes in the risks inherent in execution of our business plan;

•	success of our research and development activities;

•	general trends in the renewable fuels industry; and

•	macro-economic events affecting the value of equity investments generally.

If our Board of Directors determines that any material intervening developments have occurred since the most recent valuation that are deemed likely to appreciably impact on the prior valuation, then the Board of

Directors reassesses the valuation of the common stock. Pursuant to this methodology, our Board of Directors reassessed the estimated fair market value of our common stock on four previous occasions:

Estimated Fair Market
Valuation Date	Value per Share

December 31, 2008	$0.0838
September 30, 2009	$0.0900
May 31, 2010	$1.9800
March 18, 2011	$7.0245

Factors that the Board considered in valuing our common stock at $0.09 per share on September 30, 2009, were as follows:

•	we issued Series A convertible preferred stock and Series A-1 convertible preferred stock generating an aggregate of $14.4 million in net proceeds at $0.1813 per share and $0.4863 per share, respectively;

•	we successfully achieved “proof of concept” of our biomass-to-renewable fuel technology platform and planned to construct a demonstration facility;

•	our business plan was predicated on manufacturing and selling our intermediate renewable oil product directly into the refinery market, thereby avoiding the capital intensity of installing hydrotreating equipment at our BFCC plants;

•	our capital requirements were predicated on a 500 BDT per day facility cost without a hydrotreating unit;

•	we had entered into a letter of intent with a significant industry partner for their joint testing of our renewable crude oil, possible involvement in feedstock supply and funding of production facilities;

•	we had filed 50 original patent applications relating to our BFCC technology platform;

•	we internally assessed our probability of an initial public offering at 25% and of a residual dissolution or other non-favorable terminal event at 70%; and

•	we had established several milestones, including:

•	constructing our demonstration unit capable of processing 10 BDT per day;

•	raising an additional $40 million of equity in the third quarter of 2010 to help build a commercial production facility; and

•	obtaining a Department of Energy, or DOE, loan guarantee to help build a commercial production facility.

Based on intervening developments since the September 30, 2009 valuation, on May 31, 2010, the Board increased the valuation of our common stock from $0.09 per share to $1.98 per share based on the following developments:

•	we completed construction of our demonstration unit and commenced operations at that unit;

•	we issued Series B convertible preferred stock in two separate, arms’ length transactions during April 2010 generating an aggregate $110 million in net proceeds at an equivalent of $4.902 per share;

•	we arranged a subsequent $45 million Series B financing round expected to close in July 2010;

•	we had filed additional patent applications relating to our BFCC technology platform;

•	we internally assessed our probability of an initial public offering at 60% (up from 25% previously) and of a residual dissolution or other non-favorable terminal event at 40% (down from 70% previously);

•	we had established several substantial milestones, including:

•	a probable $55 million Series C financing round in the first quarter of 2011;

•	a $9 million capital finance facility from a private financial institution in September 2010;

•	receipt of a DOE term sheet for a loan guarantee to help build a commercial production facility; and

•	entering into one or more offtake agreements for our product.

In granting options at year-end 2010, our Board determined that no material intervening developments had occurred since the May 31, 2010 valuation that were viewed as likely to appreciably impact the prior valuation. In reaching its conclusion, the Board considered the following:

•	the financings contemplated in May 2010 had not occurred;

•	the interest in and demand for alternative fuels was unchanged during this period because crude oil prices and supplies were relatively stable;

•	our business plan evolved to contemplate substantial additional capital costs for the construction of hydrotreating facilities decreasing the future cashflows expected to be generated from each project relative to our prior plan and creating additional financing risk;

•	we had yet to attain any of the following milestones making it unlikely we would be able to access the public capital markets in the near term:

•	entering into one or more offtake agreements for our product;

•	submission of our EPA fuel registration petition;

•	entering into engineering arrangements for our initial-scale commercial production facility in Columbus, Mississippi;

•	obtaining a final $75 million loan agreement for the Columbus, Mississippi facility;

•	closing a $60 million private financing round to fund the equity portion of the Columbus, Mississippi facility;

•	updating the strategic plan for commercial viability without government programs or incentives; and

•	receipt of a DOE term sheet for a loan guarantee to help build a commercial production facility.

Based on intervening developments since the December 31, 2010 valuation and March 18, 2011, the Board increased the valuation of our common stock from $1.98 per share to $7.0245 per share based on the following developments:

•	the $60 million private financing round to fund the equity portion of our Columbus, Mississippi facility had not occurred;

•	the interest in and demand for alternative fuels remained strong because crude oil prices and supplies were beginning to be affected by potential impacts on the supply chain from the Middle East due to internal conflicts in Egypt and Libya; and

•	we had attained, or were very near to attaining, certain milestones deemed necessary to our ability to access the capital markets, including:

•	we executed an offtake agreement with Hunt for the gasoline, diesel and fuel oil blendstocks produced from our Columbus, Mississippi facility;

•	we submitted our RFS2 pathway petition to the EPA;

•	we executed an agreement with KBR for the engineering, procurement and construction of our Columbus facility;

•	we signed our $75 million loan agreement with the State of Mississippi to fund a portion of our Columbus facility;

•	we received a term sheet from the DOE for a loan guarantee to fund a portion of our planned standard commercial production facilities; and

•	we updated our strategic plan to provide for commercial viability without government programs or incentives beyond 2022.

Since our March 18, 2011 valuation, our common stock valuation has increased as reflected by the midpoint of the price range on the cover page of this prospectus. We believe that the factors set forth below contributed substantially to further reducing the technical and operational risks attendant our long-term growth plan, as well as increasing the prospects for significant future capital raising activities to fund construction of our planned standard commercial production facilities, which we believe supported a significant increase in the enterprise value of our company:

•	our perceived likelihood of a successful initial public offering increased materially due to our filing of a registration statement with the SEC on April 11, 2011 for an IPO, the continued favorable IPO market for renewable fuel offerings, including a successful peer company offering, and our achievement of all of our pertinent IPO milestones;

•	we closed a $75 million interest-free loan with the Mississippi Development Authority and had drawn $26.6 million under the loan to help fund construction of our initial-scale commercial production facility in Columbus, Mississippi;

•	we closed a $55 million Series C round of financing with existing investors, further validating the continued support of our equity investors to fund our future growth;

•	we broke ground on the Columbus facility and construction was proceeding on schedule and on budget;

•	we signed offtake agreements for the Columbus facility with two additional counterparties, Catchlight Energy LLC and FedEx Corporate Services, Inc., further validating the customer demand for our blendstock products;

•	we believe that satisfactory sources of additional or alternative financing to the DOE loan would be available to fund the construction of our planned standard commercial production facilities beginning in the second half of 2012; and

•	we believe that we could successfully increase the size of this offering to $200 million, providing the reasonable prospect for our successfully raising substantial additional equity capital to partially fund our future construction plans, thereby reducing our expected need to rely on debt financing.

We recognized a total of $331,000 in stock-based compensation expense during 2009, of which $80,000 was recorded as general and administrative expenses and $251,000 was recorded as research and development expenses. During 2010, we recognized a total of $930,000 in stock-based compensation expense, of which $702,000 was recorded as general and administrative expenses, and $228,000 was recorded as research and development expenses. We recognized a total of $49,000 in stock-based compensation expense during the three months ended March 31, 2010, of which $34,000 was recorded as general and administrative expenses and $15,000 was recorded as research and development expenses. During the three months ended March 31, 2011, we recognized a total of $604,000 in stock-based compensation expense, of which $536,000 was recorded as general and administrative expenses and $68,000 was recorded as research and development expenses. Stock-based compensation expense is recorded in general and administrative expenses or research and development expenses based on the duties of the employee receiving the stock-based award.

In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation still to be recognized and as we issue additional stock-based awards in order to attract and retain employees and nonemployee consultants.

Fair Value of Warrants Issued In Connection with Equipment and Business Loans

In connection with our equipment and business loans, we issued warrants to purchase an aggregate of 411,312 shares of our Series A-1 convertible preferred stock at an exercise price of $0.487 per share and warrants to purchase an aggregate of 308,000 shares of our Series B convertible preferred stock at exercise prices ranging from $2.9410 to $4.902 per share. The warrants are exercisable upon issuance, expire seven to 10 years from the issuance date and are subject to redemption. The issuance date fair value of these warrants was recorded as a current liability because of the redemption feature. The warrants are adjusted to their fair value at the end of each reporting period. Any changes in the fair value of our warrant liabilities are recorded as a non-cash charge to income or expense, as applicable, in the period that the change in value occurs. We determined the fair value of the warrants as of the date of issuance and at each reporting date using the Black-Scholes pricing model. The Black-Scholes pricing model requires a number of variables that require management judgment including the estimated price of the underlying instrument, the risk-free interest rate, the expected volatility, the expected dividend yield and the expected exercise period of the warrants. We consider the estimate of fair value of the warrants issued in connection with equipment and business loans to be Level 3 within the hierarchy of fair value measurements because of the significance of unobservable inputs to fair value used in the Black-Scholes pricing model.

During 2010, we recorded an increase in the fair value of the warrants issued in connection with equipment and business loans of $2.4 million due primarily to management’s change in the estimated fair value of the underlying instruments, changes in estimated volatility and estimated exercise period of the options. As of December 31, 2010, we estimated the fair value of the warrants issued in connection with equipment and business loans to be approximately $3.2 million, which represented approximately 19.2% of our total liabilities. As of March 31, 2011, we estimated the fair value of the warrants issued to be approximately $4.9 million, which represented approximately 21.6% of our total liabilities. These warrants were our only asset or liability within the Level 3 hierarchy. Upon conversion of our Series A-1 and Series B convertible preferred stock into our Class B common stock and Class A common stock, respectively, the warrants will be reclassified to additional paid-in capital at fair value as of the date of conversion. The change in fair value will be recorded in earnings.

In February 2011, we amended Equipment Loan #1 and our business loan. Pursuant to the terms of the amendments, we agreed to issue warrants to purchase $300,000 of securities issued in a next-round equity financing resulting in gross proceeds of at least $35 million that is completed prior to March 31, 2011. In April 2011, we amended the loans to change this date from March 31, 2011 to May 15, 2011. The Series C convertible preferred stock issued in April 2011 in the aggregate amount of $55.0 million met the next-round equity financing requirement and, as a result, warrants to purchase 61,200 shares of our Series C convertible preferred stock at an exercise price of $4.902 per share are required to be issued in connection with the equipment and business loan amendments. As of March 31, 2011, no warrants had been issued. We recorded a liability of $300,000 in connection with the warrants that are required to be issued.

We expect that the warrants ultimately will be exercised on a net exercise basis, resulting in no cash proceeds to us.

Income Taxes

We are subject to income taxes in United States. Prior to December 31, 2010, our wholly owned subsidiary, KiOR B.V (in liquidation) was subject to income taxes in the Netherlands. As of December 31, 2010, all of the operations of KiOR B.V. (in liquidation) were combined with the operations of KiOR, Inc. We use the liability method of accounting for income taxes, whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expenses for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2009 and 2010 and at March 31, 2011, we had a full valuation allowance against all of our deferred tax assets, including our net operating loss carryforwards.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement for the periods in which the adjustment is determined to be required.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available. We believe that it is more likely than not that our income tax positions and deductions will be sustained following an audit. Therefore, we have not recorded any liabilities in any of the periods presented in the consolidated financial statements resulting from uncertain tax positions taken or expected to be taken in our tax returns.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown:

				Three Months Ended
	Years Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(Amounts in thousands)

Consolidated Statement of Operations Data:
Operating expenses:
Research and development expenses	$(3,643)	$(9,961)	$(22,042)	$(4,381)	$(7,271)
General and administrative expenses	(1,867)	(2,987)	(8,083)	(1,226)	(4,189)
Depreciation and amortization expense	(178)	(688)	(1,656)	(279)	(523)

Loss from operations	(5,688)	(13,636)	(31,781)	(5,886)	(11,983)
Interest income	71	65	34	—	—
Beneficial conversion feature expense	—	—	(10,000)	—	—
Interest expense, net of amounts capitalized	—	(242)	(1,812)	(367)	—
Foreign currency loss	(236)	(215)	—	8	—
Loss from change in fair value of warrant liability	—	—	(2,365)	—	(1,410)

Loss before income taxes	(5,853)	(14,028)	(45,924)	(6,245)	(13,393)
Income tax expense	(13)	(31)	(3)	—	—

Net loss	$(5,866)	$(14,059)	$(45,927)	$(6,245)	$(13,393)

Comparison of Three Months Ended March 31, 2010 and 2011

Operating Expenses

	Three Months Ended		Increase/
	March 31,		(decrease)
	2010	2011	$	%
	(Dollars in thousands)

Operating expenses:
Research and development expenses	$(4,381)	(7,271)	$2,890	66%
General and administrative expenses	(1,226)	(4,189)	2,963	242%
Depreciation and amortization expense	(279)	(523)	244	87%

Total operating expenses	$(5,886)	$(11,983)	$6,097

Research and Development Expenses.  Our research and development expenses increased by $2.9 million, or 66%, for the three months ended March 31, 2011 as compared to the same period in 2010. During the three months ended March 31, 2011, we expanded our research and development efforts as we focused more on commercialization of our technology. In March 2010, we brought our demonstration unit on-line and commenced testing of feedstocks, catalyst formulations and other process variables under a simulated commercial production environment. Operating costs associated with our demonstration unit, which include repairs, utilities and supplies, increased approximately $0.9 million from $2.4 million in the first quarter of 2010 to $3.3 million in the first quarter of 2011. Research and lab testing costs increased from $0.4 million in the first quarter of 2010 to $1.3 million in the first quarter of 2011 as a result of our use of independent lab testing and validation services and specialized research consultants. Operating costs associated with our pilot plant, which include repairs, utilities and supplies, increased approximately $1.1 million from $1.2 million in the first quarter of 2010 to $2.3 million in the first quarter of 2011.

General and Administrative Expenses.  Our general and administrative expenses increased by $3.0 million, or 242%, for the three months ended March 31, 2011 as compared to the same period in 2010. This increase was primarily the result of $1.0 million of higher payroll and related expenses due to hiring additional personnel for business development and support staff, a $0.4 million increase in legal expenses incurred in 2011 in connection with financing and regulatory activities and a $1.5 million increase in expenses for consultants engaged to assist us with applications to various federal governmental agencies for grants and loan guarantees.

Depreciation and Amortization Expense.  Our depreciation and amortization expense increased by $0.2 million, or 87%, for the three months ended March 31, 2011 as compared to the same period in 2010 due to additional depreciation expense associated with our demonstration unit.

Other Income (Expense), Net

Interest Expense.  Interest expense decreased by approximately $0.4 million, or 100%, for the three months ended March 31, 2011 as compared to the same period in 2010. This decrease is primarily due to capitalized interest of $0.3 million recorded in the first quarter of 2011 as compared to zero in the first quarter of 2010, which was associated with equipment purchases for the construction of our initial-scale commercial production facility in Columbus, Mississippi.

Foreign Currency Loss.  Our foreign currency loss in 2010 was attributable to our wholly owned subsidiary, KiOR B.V. (in liquidation), whose operations were combined with those of KiOR, Inc. in 2010. During the three months ended March 31, 2011, we did not enter into any foreign currency transactions.

Comparison of Years Ended December 31, 2009 and 2010

Operating Expenses

	Years Ended
	December 31,		Increase in 2010
	2009	2010	$	%
	(Dollars in thousands)

Operating expenses:
Research and development expenses	$(9,961)	$(22,042)	$12,081	121%
General and administrative expenses	(2,987)	(8,083)	5,096	171%
Depreciation and amortization expense	(688)	(1,656)	968	141%

Total operating expenses	$(13,636)	$(31,781)	$18,145

Research and Development Expenses.  Our research and development expenses increased by $12.1 million, or 121%, for the year ended December 31, 2010 as compared to the same period in 2009. During 2010, we expanded our research and development efforts as we focused more on commercialization of our technology. In March 2010, we brought our demonstration unit on-line and commenced testing of feedstocks, catalyst formulations and other process variables under a simulated commercial production environment. Increased operating costs associated with our demonstration unit, including repairs, utilities and supplies, accounted for $5.4 million of our increase in research and development expenses. During 2010, we increased our research and development staff to 75 full-time equivalents, or FTEs, as compared to 30 FTEs at December 31, 2009. Research and development employee costs increased from $3.5 million in 2009 to $6.5 million in 2010 as a result of the increased staff, including a patent attorney and related support staff. Research and technical consulting and contract employee costs increased from $2.6 million in 2009 to $6.6 million in 2010 as a result of our use of independent lab testing and validation services and specialized research consultants. Research and development legal expenses decreased from $1.4 million in 2009 to $1.1 million in 2010 as we employed a full-time patent attorney, which decreased our reliance on third-party patent attorneys in 2010.

General and Administrative Expenses.  Our general and administrative expenses increased by $5.1 million, or 171%, for the year ended December 31, 2010 as compared to the same period in 2009. This increase was primarily the result of $2.5 million of higher payroll and related expenses due to hiring additional personnel for business development and support staff, a $1.1 million increase in legal expenses incurred in 2010 in connection with financing and regulatory activities, and a $0.8 million increase in expenses for consultants engaged to assist us with applications to various federal governmental agencies for grants and loan guarantees. The balance of the increase of $0.7 million was due to increased insurance, office costs and other costs associated with our expanded operations.

Depreciation and Amortization Expense.  Our depreciation and amortization expense increased by $1.0 million in 2010 due to additional depreciation expense associated with our demonstration unit.

Other Income (Expense), Net

Beneficial Conversion Feature Expense.  Beneficial conversion feature expense increased by $10.0 million for the year ended December 31, 2010 as compared to the same period in 2009. This increase is due to the non-cash charge we recorded in April 2010 in connection with the Note converting into Series B convertible preferred stock. Please read “— Liquidity and Capital Resources” for more information.

Interest Expense.  Interest expense increased by approximately $1.6 million for the year ended December 31, 2010 as compared to the same period in 2009. This increase primarily is due to the additional equipment loan and business loans we entered into causing higher interest expense in 2010. The increase in interest expense was partially offset by capitalized interest recorded in 2010 of $118,000 that was associated with equipment purchases for the construction of our initial-scale commercial production facility in Columbus, Mississippi.

Foreign Currency Loss.  Our foreign currency loss in 2009 was attributable to our wholly owned subsidiary, KiOR B.V. (in liquidation), whose operations were combined with those of KiOR, Inc. in 2010. During 2010, we did not enter into any foreign currency transactions.

Loss from Change in Fair Value of Warrant Liability.  The $2.4 million incurred during 2010 relates to the change in fair value of our convertible preferred stock warrants, which are recorded as derivatives and reflected on our consolidated balance sheets as a current liability.

Comparison of Years Ended December 31, 2008 and 2009

Operating Expenses

	Years Ended
	December 31,		Increase in 2009
	2008	2009	$	%
	(Dollars in thousands)

Operating expenses:
Research and development expenses	$(3,643)	$(9,961)	$6,318	173%
General and administrative expenses	(1,867)	(2,987)	$1,120	60%
Depreciation and amortization expense	(178)	(688)	$510	287%

Total operating expenses	$(5,688)	$(13,636)	$7,948

Research and Development Expenses.  Our research and development expenses increased by $6.3 million, or 173%, for the year ended December 31, 2009 as compared to the same period in 2008. The majority of the increase was due to bringing our pilot unit online in February 2009. During 2009, we increased research and development staff to 30 FTEs as compared to 7 FTEs at December 31, 2008. Research and development employee costs increased by $2.0 million, from $1.5 million in 2008 to $3.5 million, in 2009 as a result of the increased staff. Research and technical consulting costs increased $1.2 million, from $1.4 million to $2.6 million, in 2009 as a result of our use of independent lab testing and validation services and specialized research consultants. Research and development legal expenses increased by $1.2 million from $0.2 million in 2008 to $1.4 million in 2009. Since inception, we have sought to protect our intellectual property by applying for patents and other protective measures. The balance of the increase of $1.9 million was attributable to increased operating costs associated with our pilot unit.

General and Administrative Expenses.  Our general and administrative expenses increased by approximately $1.1 million, or 60%, for the year ended December 31, 2009 as compared to the same period in 2008, in part due to a $0.5 million increase from hiring additional personnel to support the continued development of our business. The remainder of the increase of $0.6 million was primarily attributable to additional legal expenses in 2009 in connection with our debt financing and corporate governance, as well as increased information technology costs associated with expanding our corporate office.

Depreciation and Amortization Expense.  Our depreciation and amortization expense increased by approximately $0.5 million in 2009 as compared to the same period in 2008. This increase is primarily the result of the additional depreciation for our pilot unit.

Other Income (Expense), Net

Interest Expense.  Interest expense increased by $0.2 million in 2009 as compared to 2008 due to the commencement of the equipment loans and the debt discount amortization of the warrants issued in connection with the equipment loan.

Foreign Currency Loss.  We incur certain operating expenses in currencies other than the U.S. dollar in relation to our subsidiary located in the Netherlands. The decrease in foreign currency loss in 2009 as compared to 2008 of approximately $21,000 was primarily due to fluctuations in spending associated with the Netherlands entity.

Liquidity and Capital Resources

Since inception, we have generated significant losses. As of March 31, 2011, we had an accumulated deficit of approximately $79.7 million. We have never generated any revenue. We expect to continue to incur operating losses through at least 2013 as we continue into the commercialization stage of our business. Commercialization of our technology will require significant capital expenditures.

We anticipate that our material liquidity needs in the near and intermediate term will consist of the following:

•	Funding the construction and startup of our initial-scale commercial production facility under construction in Columbus, Mississippi. We estimate that this initial-scale commercial production facility, including a hydrotreater, will cost approximately $190 million to complete, of which we had paid $29.1 million as of March 31, 2011. We expect to spend approximately $150 million over the next 12 months to complete construction of this facility. We expect our Columbus facility to commence production by the second half of 2012.

•	Funding the construction and startup of our planned first commercial production facility in Newton, Mississippi at an estimated cost of approximately $350 million and the first train of our two-train centralized hydrotreating facility at an estimated cost of approximately $110 million. We expect to begin construction of this facility in the third quarter of 2012. We expect to spend between approximately $50 million and $70 million over the next 12 months on capital expenditures, including front-end engineering and procurement services and long-lead equipment, for this facility.

•	Funding our anticipated continued operating losses through at least 2013.

Issuance of Series C Convertible Preferred Stock

In April 2011, we issued 11,219,908 shares of Series C convertible preferred stock for total consideration of $55 million. Each share of Series C convertible preferred stock has the same voting rights as our Series A, Series A-1 and Series B convertible preferred stock. Each share of Series C convertible preferred stock is convertible at the option of the holder at any time without payment of additional consideration into such number of fully paid and non-assessable shares of our Class A common stock as is determined by dividing the original issue price of the Series C convertible preferred stock by the Series C convertible preferred stock conversion price, which is initially $4.902. The conversion price will be adjusted to 80% of the issuance price of our Class A common stock in our initial public offering, if we complete an initial public offering of our Class A common stock with aggregate proceeds greater than $50 million and at a price in excess of $4.902 per share by October 31, 2011. The conversion price is also subject to adjustment upon issuance of additional shares of our Class A common stock or Class B common stock.

We believe that our current cash and cash equivalents, proceeds of $55 million from the sale of our Series C convertible preferred stock, borrowings under our $75 million interest-free loan from the Mississippi Development Authority and the net proceeds from this offering will be sufficient to fund our current operations for the next 12 months and to fund completion of our initial-scale commercial production facility in Columbus, Mississippi. We will need substantial additional capital resources to complete our subsequent standard commercial production facilities we plan to build in Mississippi and other Southeastern states. If we are unable to obtain sufficient additional financing, we will have to delay, scale back or eliminate construction plans for some or all of these facilities, any of which could harm our business, financial condition and results of operations.

Mississippi Development Authority Loan

On March 17, 2011, our subsidiary, KiOR Columbus LLC, or KiOR Columbus, entered into a loan agreement with the Mississippi Development Authority, or MDA, pursuant to which the MDA has agreed to make disbursements to KiOR Columbus from time to time in a principal amount not to exceed $75 million in the aggregate to reimburse costs incurred by KiOR Columbus to purchase land, construct buildings and to purchase and install equipment for use in the manufacturing of our renewable crude oil from Mississippi-

grown biomass. Principal payments on the loan are due semiannually on June 30 and December 31 of each year, commencing on the earlier of (a) December 31, 2012 and (b) the next scheduled payment date that is at least six months after we commence commercial production of renewable crude oil at our initial-scale commercial production facility for sale to customers in the ordinary course of business. On each such payment date, we are required to pay an amount equal to the lesser of an amount sufficient to repay the total loan within (a) a period of time determined by the weighted-average life of the equipment being purchased with the proceeds thereof or (b) 20 years. Under this loan, we committed to employing at least 30 employees, with aggregate salaries of at least $1.0 million, once our initial-scale commercial production facility is fully operational. In addition, we are required to pay the entire outstanding principal amount of the loan, together with all other applicable costs, charges and expenses no later than the date 20 years from the date of our first payment on the loan. This loan is non-interest bearing.

The loan agreement contains no financial covenants, and events of default include a failure by KiOR Columbus to make specified investments within Mississippi by December 31, 2015, including an aggregate $500.0 million investment in property, plant and equipment located in Mississippi and expenditures for wages and direct local purchases in Mississippi totaling $85.0 million. If an event of default occurs and is continuing, the MDA may accelerate amounts due under the loan agreement. The loan is secured by certain equipment, land and buildings of KiOR Columbus.

In April 2011, we received $26.6 million of the Mississippi loan to reimburse us for expenses incurred in the construction of our commercial production facility located in Columbus, Mississippi.

Additional Financing Requirements

We will need substantial additional capital resources to fund our operations and to construct our standard commercial production facilities, beginning with our first planned facility in Newton, Mississippi in the third quarter of 2012.

We estimate that the construction costs for each of our standard commercial production facilities will average approximately $350 million, depending on each facility’s unique design requirements. Our two-train centralized hydrotreaters will be constructed in phases, with each train expected to support up to two standard commercial production facilities. We estimate that construction costs for our hydrotreaters will average approximately $110 million per train. By staging the expansion of our standard commercial facilities in discrete facility-by-facility projects that are independently viable, we believe that we will have flexibility to plan our growth in response to capital availability and market conditions.

We intend to utilize proceeds from this offering to fund our operations and a portion of the capital expenditures for our first standard commercial production facility in Newton. We plan to fund the remaining construction costs of the Newton facility with debt from one or more public or private sources.

Long-Term Debt

Long-term debt consists of the following:

	December 31,		March 31,
	2009	2010	2011
	(Amounts in thousands)

Long-Term Debt:
Equipment loans	$4,165	$3,710	$3,507
Business loan	—	6,327	6,194
Less: unamortized debt discounts	(116)	(520)	(467)

Long-term debt, net of discount	4,049	9,517	9,234
Less: current portion	(1,667)	(4,480)	(667)

Long-term debt, less current portion, net of discount	$2,382	$5,037	$8,567

Convertible promissory note to stockholder	$15,000	$—	$—

Equipment Loans

Equipment Loan #1.  On December 30, 2008, we entered into an equipment loan agreement with Lighthouse Capital Partners VI, L.P. The loan agreement provides for advances at $100,000 minimum increments up to $5.0 million in the aggregate for purchases of equipment. During 2009, we borrowed all $5.0 million available under the loan. Each advance represents a separate loan tranche that is payable monthly over a three-year period from the date of issuance of the advance at an annual interest rate of 7.5%. In addition, at loan maturity, we are required to make a payment equal to 7.5% of the total principal on the loan. The loans mature at dates from March 2012 to October 2012.

The loan tranches are collateralized by certain of our pilot unit, lab equipment and office equipment valued at approximately $5.0 million.

Equipment Loan #2.  On March 17, 2010, we entered into an equipment loan agreement with Silicon Valley Bank with total availability of $1.0 million, limited to two advances of at least $500,000 each. The full amount of the availability under the loan agreement was drawn down in a single advance of $1.0 million. The loan is payable monthly over a three-year period at an annual interest rate of 10%. The loan is collateralized by the equipment purchased with the advances valued at approximately $1.3 million.

Business Loan

On January 27, 2010, we entered into a business loan agreement with Lighthouse Capital Partners VI, L.P. and Leader Lending, LLC for an amount up to $7.0 million. Advances are payable monthly over a three-year period at an annual interest rate of 12% commencing on the date of the advance. In addition, at loan maturity, we are required to make a payment equal to 7.5% of the total amount drawn on the loan. During 2010, we borrowed $7.0 million under the loan agreement. The loan is collateralized by our assets not previously pledged as collateral on the equipment loans described above.

Amendments of Equipment and Business Loans

In February 2011 and April 2011, we amended Equipment Loan #1 and the Business Loan to waive certain covenant restrictions to allow us to enter into the Mississippi Loan Agreement. In addition, the amendments provided for a deferral of principal payment for one year, included prepayment penalties and extended the maturities of the loans to January 2014. All other terms were unchanged. Interest during the principal deferral period is paid at 1% to 2.5% over the original stated interest rate and reverts to the original interest rate upon expiration of the deferral period. In connection with the amendments, we paid aggregate fees of $60,000 and $240,000 payable upon execution of the amendments and upon maturity, respectively. In addition, we agreed to issue warrants to purchase $300,000 of securities issued in a next-round equity financing, if such equity financing of at least $35 million is completed prior to May 15, 2011. The Series C convertible preferred stock issued in April 2011 in the aggregate amount of $55.0 million met the next-round equity financing requirement and, as a result, warrants to purchase 61,200 shares of our Series C convertible preferred stock at an exercise price of $4.902 per share are required to be issued in connection with the equipment and business loan amendments. As of March 31, 2011, no warrants had been issued. We recorded a liability of $300,000 in connection with the warrants that are required to be issued.

Convertible Promissory Note to Stockholder

In April 2010, the Note, which was outstanding with one of our stockholders, was non-interest bearing and due to mature on August 4, 2011, with no principal payments required prior to maturity. Under the terms of the Note, if we were to sell on or before the maturity date at least $10.0 million of our convertible preferred stock in a sale or series of related sales, pursuant to which we received gross proceeds of at least $10.0 million, excluding any amounts as a result of conversion of the Note, the Note would be convertible into the same class and series of convertible preferred stock just sold at a price per share equal to 60% of the price paid by the investors participating in the sale. Our Series B convertible preferred stock issuance triggered this conversion option, and the holder of the Note subsequently exercised the right to convert.

We recorded a $10.0 million expense to beneficial conversion feature expense associated with the conversion of the Note into Series B convertible preferred stock. The $10.0 million reflects the value assigned to the beneficial conversion feature. The value of the beneficial conversion feature was not readily determinable upon issuance of the Note because the conversion feature was contingent upon the occurrence of a qualified financing transaction. Neither the timing nor value of such transaction could be estimated at the time the Note was issued. Therefore, we recorded the entire amount of the beneficial conversion feature on the consolidated statements of operations at the time the conversion occurred and value for the beneficial conversion feature could be determined.

Cash Flows

				Three Months Ended
	Years Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(Amounts in thousands)

Net cash provided by (used in):
Operating activities	$(4,416)	$(12,401)	$(30,505)	$(6,194)	$(12,455)
Investing activities	$(3,116)	$(8,438)	$(23,488)	$(4,997)	$(16,641)
Financing activities	$12,940	$19,164	$100,382	$7,608	$(307)

Operating activities.  Net cash used in operating activities for the year ended 2010 was $30.5 million compared with $12.4 million for the year ended 2009 and $4.4 million for the year ended 2008. The increase in cash used in 2010 is attributed primarily to increased research and development and general and administrative expenses when compared to 2009. The increase in cash used in 2009 is attributed primarily to increased research and development and general and administrative expenses when compared to 2008. Net cash used in operating activities for the three months ended March 31, 2011 was $12.5 million compared with $6.2 million in the same period in 2010. This increase in cash used was attributable to running the demonstration unit and increased employee costs, as well as increased costs for research and development.

Investing Activities.  Net cash used in investing activities for the year ended 2010 was $23.5 million compared with net cash used in investing activities of $8.4 million for the year ended 2009 and $3.1 million for the year ended 2008. The increase in net cash used in investing activities during this period is attributed to costs incurred in connection with the construction of our demonstration unit. Our demonstration unit was constructed in late 2009 to early 2010. The increase in cash used in investing activities for the year ended 2009 when compared to the same period in 2008 is attributed to increased capital expenditures associated with our demonstration unit. Net cash used in investing activities for the three months ended March 31, 2011 was $16.6 million compared to $5.0 million in the same period in 2010. This increase in cash used is directly related to the construction of the production facility in Columbus, Mississippi.

Financing Activities.  For the year ended 2010, cash provided by financing activities was $100.4 million, which was attributable to $95.0 million in net proceeds from the issuance of Series B convertible preferred stock and proceeds from two business loans amounting to $7.0 million, as well as proceeds from our second equipment loan amounting to $1.0 million. Principal payments on our equipment and business loans aggregated to $2.7 million during 2010. For the year ended 2009, cash provided by financing activities was $19.2 million, which was attributable to $15.0 million from the issuance of the Note and $5.0 million in net proceeds from our first equipment loan. Principal payments on our first equipment loans was $0.8 million during 2009. For the year ended 2008, cash provided by financing activities was $12.9 million, which was attributable to $10.0 million from the issuance of Series A-1 convertible preferred stock and $2.9 million of proceeds from the issuance of Series A convertible preferred stock. Net cash used in financing activities was $0.3 million for the three months ended March 31, 2011 as compared to cash provided by financing activities of $7.6 million in the same period in 2010. The difference was primarily attributable to borrowings under our equipment loan ($1.0 million) and business loan ($7.0 million) that were received during the three months ended March 31, 2010. We did not enter into any debt or equity transactions during the three months ended March 31, 2011.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2010:

		Less Than	1 - 3	4 - 5	After
	Total	1 Year	Years	Years	5 Years
	(Amounts in thousands)

Equipment loans
Principal	$3,797	$2,080	$1,717	$—	$—
Interest(1)	254	193	61	—	—
Business loans
Principal	6,607	2,400	4,207	—	—
Interest(1)	852	571	281	—	—
Operating leases	773	540	233	—	—
Purchase commitments(2)	28,657	28,657	—	—	—

Total contractual obligations	$40,940	$34,441	$6,499	$—	$—

(1)	Interest rates are more fully described in Note 6 of our consolidated financial statements.

(2)	Purchase commitments related to the construction of our initial-scale commercial production facility in Columbus, Mississippi.

Off-Balance Sheet Arrangements

During the periods presented, we did not, nor do we currently have, any off-balance sheet arrangements, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated balance sheets.

Seasonality

We do not expect that commercial production of our gasoline and diesel blendstocks will be subject to seasonality.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued an amendment to an accounting standard which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and require disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this amendment did not have a material impact on our consolidated financial statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We generally invest our cash in investments with short maturities or with frequent interest reset terms. Accordingly, our interest income fluctuates with short-term market conditions. As of March 31, 2011, our investment portfolio consisted primarily of money market funds. Due to the short-term nature of our investment portfolio, our exposure to interest rate risk is minimal.

Foreign Currency Risk

Prior to December 31, 2010 we incurred certain operating expenses in currencies other than the U.S. dollar in relation to our subsidiary located in the Netherlands and, therefore, are subject to volatility in cash flows due to fluctuations in exchange rates between the U.S. Dollar and the Euro. This subsidiary is in the process of liquidation.

INDUSTRY

We are a next-generation renewable fuels company. We have developed a proprietary technology platform to convert low-cost, abundant and sustainable non-food biomass into hydrocarbon-based renewable crude oil. We process our renewable crude oil using standard refinery equipment into gasoline and diesel blendstocks, which can be transported using the existing fuels distribution system for use in vehicles on the road today. Our gasoline and diesel blendstocks are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the petroleum-based fuels they displace. Our proprietary technology platform allows us to convert a wide variety of low-cost, abundant and sustainable non-food biomass into renewable transportation fuels. We have selected Southern Yellow Pine whole tree chips as our primary feedstock.

Industries that are important to our business include the traditional oil industry, from exploration and production to refining, renewable fuels and forest products.

The Traditional Oil Industry

Overview

According to international energy statistics from the U.S. Energy Information Administration, or EIA, global crude oil production in 2009 was 72.3 million barrels per day, which equates to a market size of over $2 trillion. Transportation alone accounts for more than 50% of world consumption of liquid fuels, and its share is projected to increase through 2035.

Crude oil is produced in 31 U.S. states and U.S. coastal waters. In 2009, 50% of U.S. crude oil production came from Texas (21%), Alaska (12%), California (11%), North Dakota (4%) and Louisiana (3.5%). According to the EIA, although total U.S. crude oil production has generally decreased each year since it peaked in 1970, it increased by 7% in 2009 from 2008, in large part due to a 35% increase in production in federal waters of the Gulf of Mexico.

The market for crude oil depends on a broad array of economic, demographic, political and technological factors; however, the crude oil industry is influenced most heavily by economic activity, pricing and government regulations. Healthy economic conditions tend to spur demand for crude oil, placing upward pressures on crude prices. Profitability for these producers is tied closely to the price of crude. Recent political instability in oil producing regions of the world may also continue to contribute to market volatility for crude oil.

Exploration & Production

Oil and gas exploration encompasses the processes and methods involved in locating and discovering potential sites for oil and gas drilling and extraction. This is the first stage of oil and gas production. Many uncertainties exist during the exploration process, and costs can vary dramatically. Geological surveys are conducted using various means from testing subsoil for onshore exploration to employing sophisticated technology such as seismic imaging for offshore exploration. The U.S. oil and gas exploration and production industry consists of a large number of companies that target a variety of strategies and niches within the space. These include oil-focused versus gas-focused, onshore versus offshore, resource plays, major independents and the exploration and production divisions of large integrated oil companies.

Development costs include the cost of drilling, production facilities and any systems required for transporting the resources. Capital costs for developing an oil and gas production facility can amount to several billion dollars depending on size and type. Projections of production trends assist in characterizing well performance over its predicted life and its potential economic profitability.

As a well is produced, the pressure, which was highest when the well first produced, begins to diminish. As a consequence, the flow rate of the well also diminishes. Without assistance, the well’s production will eventually slow to a trickle, and finally cease. This decline could take days, years or decades to occur. Typically, production rates decline over time, driving up operations costs while revenue shrinks. This scenario continues until the well fails and/or becomes uneconomic to operate or repair.

The crude oil and refining industry provides a vast array of products, including diesel and gasoline. Roughly two-thirds of crude oil products are used for transportation fuels, while the remainder is spread across industrial, manufacturing and other sectors of the U.S. economy. Given the importance of crude oil products to the U.S. economy, demand for diesel and gasoline has grown steadily over the past 15 years. According to the EIA, the United States consumed 18.8 million barrels per day of petroleum products during 2009, making it the world’s largest petroleum consumer. U.S. crude oil consumption is projected to reach 22 million barrels per day by 2035. Understanding the dynamics of consumption, production, supply and demand of crude oil is critical to understanding the industry in which our company operates.

Refining

The market is comprised of integrated and independent oil refiners whose primary business involves converting crude oil into its various end products, including gasoline, diesel, jet fuel, liquefied petroleum gas, bunker fuel, asphalt and carbon black oil. Crude oil undergoes three primary steps in a refinery before it is fully converted into its marketed end products. First, crude oil is separated into its individual components from a light to heavy spectrum through fractional distillation. Next, the less economically valuable components of fractional distillation, such as light gases and heavy gasoil, are converted into more economically valuable products. This can occur through cracking, alkylation or reforming. Cracking involves breaking large hydrocarbon chains into smaller pieces. Alkylation combines smaller molecules to make larger ones. Reforming is the rearranging of various molecules to increase octane levels. Finally, after the components are converted, they undergo finishing. In this step, the components are treated to remove impurities such as sulfur and nitrogen to create blendstocks, which are blended together to make various on-specification end products, such as gasoline and diesel, ready for the market.

According to the EIA, as of January 1, 2010, there were 137 oil refineries operating in the United States with a total capacity of 16.9 million barrels per day.

Refining Economics

Profit margins in the refining industry are often referred to as “crack spreads.” The crack spread is the difference between the price of the crude oil and the value realized from the end products. Refiners look to maximize crack spreads by producing a slate of end products with as much value as possible. Compared to heavy refined products, such as bunker fuel, carbon black oil, asphalt and petroleum coke, light refined products, such as liquefied petroleum gas, gasoline, jet fuel and diesel, are generally more valuable. Accordingly, refiners are willing to pay more for crude oil that yields a lighter product slate and can be produced at lower cost, requiring less complex and expensive equipment.

Refining is a capital-intensive business. In addition, both crude oil and the end products are volatile commodities, and the lack of perfect correlation between them leads to crack spread volatility. These two facts necessitate high utilization rates to cover refiners’ substantial fixed operating costs.

The Renewable Fuels Industry

Overview

According to the EIA, U.S. crude oil demand in 2009 was 14.3 million barrels per day, of which approximately 63% was supplied by foreign imports. The U.S. Congress passed the Energy Independence and Security Act of 2007, or EISA, which sought to move the United States toward greater energy independence, to improve national security and to increase the production of clean renewable fuels by accelerating the development and commercialization of renewable fuels. Among other things, EISA updated the Renewable Fuel Standard program, which we refer to as RFS2, to (a) increase the total volume of renewable fuel required to be used in transportation fuel, (b) establish four renewable fuel categories and (c) set separate volume requirements for next-generation renewable fuels.

The four renewable fuel categories are as follows:

•	Renewable Fuel: A fuel produced from renewable biomass that replaces or reduces the quantity of fossil fuel present in transportation fuel, heating oil or jet fuel. A renewable fuel must also reduce lifecycle greenhouse gas emissions by at least 20% compared to a 2005 baseline for the fuel it supplants. The EISA requirement for the volume of all renewable fuel was 12.95 billion gallons in 2010, increasing to 20.5 billion gallons in 2015 and reaching 36.0 billion gallons in 2022.

•	Advanced Biofuel: A renewable fuel, other than corn ethanol, that reduces lifecycle greenhouse gas emissions by at least 50%. Advanced biofuel is a subset of renewable fuel. Of the total EISA requirement for the volume of renewable fuel, at least 950 million gallons of renewable fuel was required to be advanced biofuel in 2010, increasing to 5.5 billion gallons in 2015 and reaching 21.0 billion gallons in 2022.

•	Biomass-based Diesel: A renewable fuel meeting the definition of either biodiesel or non-ester renewable diesel that reduces lifecycle greenhouse gas emissions by at least 50%. Biomass-based diesel is a subset of advanced biofuel and cannot be co-processed with petroleum. Of the total EISA requirement for the volume of renewable fuel, at least 650 million gallons of advanced biofuel was required to be biomass-based diesel in 2010, with volumes for 2015 and 2022 to be established by the U.S. Environmental Protection Agency, or EPA, but in no event less than 1.0 billion gallons.

•	Cellulosic Biofuel: A renewable fuel derived from any cellulose, hemicellulose or lignin that reduces lifecycle greenhouse gas emissions by at least 60%. Cellulosic biofuel is a subset of advanced biofuel. Of the total EISA requirement for the volume of renewable fuel, at least 100 million gallons of advanced biofuel was required to be cellulosic biofuel in 2010, increasing to 3.0 billion gallons in 2015 and reaching 16.0 billion gallons in 2022.

Cash Cost and Market Price for Renewable Fuels

		Sugarcane	Biodiesel
	Corn ethanol	ethanol	(biomass-based
	(renewable fuel)	(advanced biofuel)	diesel)

Cash cost	$2.412	Unavailable	$4.770(1)
Market price	$2.587	$3.889	$5.148(1)

Sources:  Cash costs and market prices presented on a per-gallon basis from data from PIRA Energy Group. Cash costs and market prices are estimated by PIRA Energy Group for May 2011. Cash cost is all fixed and variable operating costs associated with producing the fuel. Cash cost excludes financing and capital recovery costs.

(1)	On a per gallon of ethanol equivalent basis, this equates to a production cost of $3.180 and market price of $3.432.

The following graphics illustrate the RFS2 mandates for the categories of renewable fuel and the overlapping relationship of the fuel categories:

We believe that our gasoline and diesel blendstocks will qualify as cellulosic biofuel. Cellulosic biofuel is a subset of advanced biofuel, which is a subset of renewable fuel, and cellulosic biofuel satisfies the requirements for both of these other fuel categories. In contrast, only cellulosic biofuel satisfies the requirements for cellulosic biofuel, which provides cellulosic biofuel producers with an opportunity to compete with producers of advanced biofuel and other renewable fuel, but not vice versa. Accordingly, the potential size of the renewable fuel market for cellulosic biofuel in 2022 under RFS2 is 16.0 billion gallons to 36.0 billion gallons. The impact of EISA mandates is that by 2022, renewable fuels are expected not only to make up an increasing percentage of liquid transportation fuels in the United States, but also are expected to contribute to an approximately 15% reduction in net imports of crude oil from 2009 levels. However, as of 2010, the EPA expects a significant shortfall in production of cellulosic biofuel. The EIA’s Annual Energy Outlook 2010 forecasts an overall renewable fuel shortfall as well. Total production of renewable fuels is projected to be 25.7 billion gallons versus 36.0 billion gallons required under the EISA mandate. The figure below illustrates the increasing RFS2 mandates for cellulosic biofuel and the EIA’s projections for production.

Additional renewable fuels mandates exist in Europe and other countries with varying mandates and volume requirements for premium renewable fuels.

Government Programs, Incentives and Regulations

The renewable fuels industry benefits from government programs, incentives and regulations that seek to promote the development and commercialization of renewable fuel technologies, including RFS2, the Cellulosic Biofuel Tax Credit, the U.S. Department of Energy, or DOE, loan guarantee program and other state and local government programs and incentives.

RFS2, RINs and Waiver Credits

Under RFS2, any refiner or importer of gasoline or diesel fuel in the United States (other than Alaska or U.S. territories, which may petition to opt-in) is an obligated party, and must comply on an annual basis with volume requirements for both renewable fuels as a whole as well as those for each renewable fuel category. Although EISA outlines initial volume requirements for each year through 2022, it requires the EPA to perform a market analysis each year to set final “standards” for the following year. For cellulosic biofuel, the EPA sets the final volume standards based on projected production volumes for the following year. If the projected production volume is less than the EISA target, the EPA has the authority to lower the final volume standard to address the projected shortfall. The EPA then takes into account total projected transportation fuel production volumes for the ensuing year to calculate standards for cellulosic biofuel as a percentage of total transportation fuel production, to which each obligated party must adhere.

By way of example, because the supply of cellulosic biofuel was projected to be very limited in 2011, the EPA determined that the final volume standard for cellulosic biofuel for 2011 would be 6.0 million gallons, well below the 250 million gallon volume requirement target specified in EISA. This 6.0 million gallons represented 0.003% of total projected transportation fuel production for 2011. Thus, each obligated party is required to ensure 0.003% of its total transportation fuel production consisted of cellulosic biofuel, which translated to its respective volume obligations.

The EPA assigns renewable identification numbers, or RINs, to each batch of qualified renewable fuel produced or imported. RINs demonstrate compliance with, and are the credit currency of, RFS2. Each fuel category has a unique set of RINs. Each obligated party must obtain the requisite number of RINs for each fuel category based on that party’s annual volume obligations. If an obligated party meets or exceeds its RIN volume obligations, that obligated party may either sell its excess RINs or use its excess RINs to satisfy its RIN volume obligations in subsequent years.

For a compliance year in which the EPA lowers the final volume requirement target set forth in EISA for cellulosic biofuel due to a projected shortfall, the EPA will also issue cellulosic biofuel waiver credits, or

Waiver Credits, equal to the reduced cellulosic biofuel volume established by EPA for that compliance year to ensure that obligated parties have the ability to meet their cellulosic biofuel RIN volume obligations. The Waiver Credits are valid for use only in the compliance year in which they are made available and only may be purchased by an obligated party with a RIN volume obligation at the time the obligated party submits its annual compliance report. Obligated parties may purchase Waiver Credits for a given compliance year only up to the level of their cellulosic biofuel RIN volume obligations for that year, less the number of cellulosic biofuel RINs they own.

Waiver Credits for cellulosic biofuel are sold at an inflation-adjusted price that is the higher of (a) $0.25 per gallon, which as adjusted for inflation equals $0.26, or (b) the amount by which $3.00 per gallon, which as adjusted for inflation equals $3.10, exceeds the average wholesale price of a gallon of gasoline in the United States for the last 12 months. From an economic standpoint, an obligated party should be indifferent between purchasing:

•	a Waiver Credit, which only meets an obligated party’s cellulosic renewable volume obligation, or RVO, plus an advanced RIN, which meets their advanced and renewable RVOs; or

•	a cellulosic RIN, which meets their cellulosic, advanced and renewable RVOs.

For the year 2011, Waiver Credits are priced at $1.13 per gallon, and for the month of May 2011, the price at which an advanced biofuel RIN sold ranged from $0.58 to $0.78 per gallon.

To continue with the above example, because the EPA lowered the cellulosic biofuel standard to 6.0 million gallons in 2011, the EPA is making available 6.0 million gallons of Waiver Credits in 2011. Because the prior 12 months’ average wholesale price of a gallon of gasoline in the United States, as calculated by the EPA, was $1.97, the EPA is selling these Waiver Credits for $1.13 per gallon. Thus in order to satisfy both its cellulosic biofuel and advanced biofuel volume obligations, for the 2011 compliance year, an obligated party could either (a) purchase Waiver Credits from the EPA for $1.13 per gallon and an advanced biofuel RIN, which traded between $0.49 to $0.55 per gallon for the week ended April 29, 2011, or (b) purchase cellulosic biofuel RINs from a producer of cellulosic biofuel or any third party willing to sell its excess cellulosic biofuel RINs.

As noted, the availability and use of Waiver Credits is limited, and as such Waiver Credits are intended only to be used by the obligated party who purchases the credits to meet cellulosic biofuel RIN shortfalls in a given compliance year. Accordingly, in order to prevent abuse, Waiver Credits will only be made available by the EPA during years in which the EISA volume requirement target for cellulosic biofuel is reduced by the EPA due to a projected production shortfall. The Waiver Credits made available by the EPA are only valid for use in the compliance year they are made available and may not be used by obligated parties to meet a prior year shortfall in a volume obligation or carried over to the next compliance year. Waiver Credits are only available to obligated parties up to the level needed to meet compliance obligations for the compliance year and are nontransferable and nonrefundable.

Cellulosic Biofuel Tax Credit

The Internal Revenue Code provides to taxpayers that produce cellulosic biofuel a non-refundable federal income tax credit generally in an amount equal to $1.01 per gallon of qualified cellulosic biofuel produced in the United States by such taxpayers and used as a fuel in the United States. For purposes of this Cellulosic Biofuel Tax Credit, the term “cellulosic biofuel” means any liquid fuel that is produced from any lignocellulosic or hemicellulosic matter that is available on a renewable or recurring basis, such as woody biomass, and that meets certain registration requirements established by the EPA. The Cellulosic Biofuel Tax Credit applies to qualified cellulosic biofuel produced after December 31, 2008 and before January 1, 2013, unless extended.

U.S. Department of Energy Loan Guarantee Program

The DOE administers a loan guarantee program. The Energy Policy Act of 2005, or EPAct, authorizes the DOE to provide loan guarantees to qualified projects to accelerate commercial use of innovative technologies that will sustain economic growth, yield environmental benefits and produce a more stable and secure energy supply. Section 1703 of the loan guarantee program is intended to support promising viable technologies by transitioning such technologies to full commercialization, and it is not intended to fund research and development projects or projects based on technology that is in general use in the commercial marketplace in the United States.

The American Recovery and Reinvestment Act of 2009 amended the EPAct by adding Section 1705 to appropriate an additional $6 billion to support loan guarantees for the rapid deployment of renewable energy projects that generate electricity and facilities that manufacture related components, electric power transmission systems and biofuel projects. Under the Section 1705 loan guarantee program, the DOE can issue guarantees, backed by the full faith and credit of the U.S. government, for up to 100% of a loan borrowed to finance construction of an eligible project, subject to a maximum guarantee amount of 80% of the aggregate project costs. The project sponsor must commit to provide a significant cash equity contribution to the project. Loans for eligible projects are made either by the Federal Financing Bank or other lenders deemed eligible under the DOE regulations. Eligible projects must commence construction no later than September 30, 2011. As of March 2011, the DOE has approved approximately $26.5 billion of loan guarantees for the entire DOE program.

California Low Carbon Fuel Standard

California’s Governor issued Executive Order S-1-07 on January 18, 2007, which ordered the establishment of a low-carbon fuel standard, or LCFS, for California. The LCFS was approved for adoption by the California Air Resources Board, or CARB, and took effect on January 12, 2010, with reporting requirements that began in 2010 and carbon intensity standards that took effect on January 1, 2011. Fuel carbon intensity, measured in terms of full lifecycle carbon dioxide-equivalent per unit of fuel energy, is the currency for the LCFS. The LCFS requires all refiners, blenders, producers or importers of transportation fuels, which we refer to as providers, to ensure that the mix of transportation fuel they sell, supply or offer for sale in the California market meets the established declining annual limits for greenhouse gas emissions measured in carbon intensity. The LCFS directive calls for a reduction of at least 10% in the carbon intensity of California’s transportation fuels between 2011 and 2020, with gradual reductions in the early years, starting with a 0.25% reduction for 2011, and increasingly more stringent standards in subsequent years. The LCFS may be met through any combination of approved fuels with carbon intensity above or below the limit as well as through the purchase or banking of credits. Providers earn credits when their aggregate fuel carbon intensities during an annual compliance period fall below the annual regulatory limit for that period. Credits earned can be sold to other providers, or banked for future sale or use.

For refiners with significant capacity in California, such as Chevron, BP, Tesoro and ConocoPhillips, the LCFS represents a major challenge. However, the regulations allow refiners to import and use lower emission fuels produced outside of California as a component of the fuel portfolio used to achieve the annual carbon intensity standards. As a result, biofuel producers located outside California could also benefit from the market created by the LCFS. CARB is actively reviewing and adding fuel pathways and associated carbon intensities under the LCFS, including fuels produced outside of California. In its approval of carbon intensity for a fuel pathway, CARB looks at full lifecycle direct and indirect greenhouse gas emissions associated with the pathway, which includes emissions associated with the transportation of the fuel. As a result, fuels that are produced in or in close proximity to California would be expected to have a lower carbon intensity than the same fuel produced at a more distant refinery.

The Forest Products Industry

Overview

We have selected Southern Yellow Pine whole tree chips as our primary feedstock. Accordingly, supply and procurement of feedstock for our biomass-to-renewable fuel technology platform relies on the forest products industry. The forest products industry includes planting, cultivating and harvesting trees and other organic forest products for commercial use. Biomass, a source of renewable energy, is treated as a fundamental measure of organic material on forest land. Woody materials in tree boles, forks, limbs, branches and tops are classified as aboveground biomass.

Trees are classified broadly as softwood or hardwood. To qualify as cellulosic biofuel under RFS2, products derived from trees generally must be sourced from tree plantations or logging slash and thinnings from private land. Softwood trees, of which over 95% in the South are Southern Yellow Pine, are further classified as either sawtimber or pulpwood, depending on their size. Sawtimber is typically a log or tree that is large enough (usually 10 to 12 inches in diameter and at least eight feet in length) to be sawed into lumber and is generally used for higher grade products. Pulpwood is comprised of less straight, smaller diameter trees. Pulpwood is less expensive and is used to make pulp for paper production or oriented strand board, or OSB, which consists of layered wooden strips compressed and bonded together. Pulpwood accounts for approximately 45% of the harvest of Southern softwood.

Typical buyers of softwood pulpwood include pulp and paper mills and OSB mills. Additionally, RISI, Inc., a leading information provider for the forest products industry, expects biomass consuming power plants, wood pellet plants and cellulosic biofuel facilities to also consume pulpwood in the future.

Abundant Supply

The United States has approximately 751 million acres of forest lands, of which 28.6%, or 215 million acres, is located in the South (defined as Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia). Based on data from the USDA Forest Service from 2005 to 2008, the amount of aboveground biomass in the South was 8.67 billion dry tons, representing roughly 36% of the U.S. total.

In recent years, there has been a growing surplus of plantation pine trees and excess logging and wood chipping capacity. Surplus is defined as the proportion by which growth exceeds harvest. For softwood in the South, over 95% of which is Southern Yellow Pine, surplus was 18% in 2007, which represents excess supply of nearly 60,000 dry tons per day. If growth is equal to harvest, the supply of timber is stabilized. Thus, growth in excess of harvest indicates that timber inventory is increasing.

The surplus of Southern Yellow Pine has been driven by both supply and demand factors. Government incentives such as the USDA’s Conservation Reserve Program, led to aggressive planting of fast growing pine plantations by forest products companies and private timberland owners in the late 1980s and 1990s. Genetically enhanced seeds and enriched genotypes allowed foresters to increase the productivity of their land. In addition, demand for pine diminished as many paper mills and OSB plants closed due to weak paper and housing markets.

The following table sets forth the historical and projected inventory of Southern softwood:

Source: RISI, Inc.

Going forward, although demand is anticipated to trend modestly upward, driven by increased demand from the OSB manufacturers and bio-energy companies, paper demand is expected to remain weak. As a result, Southern softwood growth is expected to outpace removals and the average annual surplus is projected to be 7.9 million dry tons through 2024.

Source: RISI, Inc. Converted from billions of cubic feet using 0.0178 dry tons per cubic foot.

(1)	Approximately annual average.

(2)	Harvests from operable forests only.

Favorable Feedstock Economics

Logging and chipping costs are generally stable, and hauling costs vary with diesel prices. The stumpage price, or the price of standing timber, is the only component of cost that varies with the timber market. Historically, stumpage prices have been generally stable due to a long production cycle and the resulting large standing inventories. This cycle, which may last from 10 to 30 years or more, better enables timber producers to meet short-term demand shocks. When pricing is above or below normalized levels, foresters often adjust their harvests, increasing or decreasing their inventory to adjust the supply of timber. This dynamic leads to relative price stabilization, when supply-demand imbalances have occurred due to wet weather, diseases or other natural incidents.

Since 1976, the 2010 inflation-adjusted stumpage price of Southern pulpwood has hovered around $20 per dry ton and has ranged between $14 to $33 per dry ton. Historical data shows that spikes are more likely to occur when harvests exceed growth but tend to normalize within a few years. The price of delivered woodchips has been much less volatile than other food-based biofuel feedstock or product markets. For example, from 1992 to 2010 the maximum 12-month price increase was 15% for pine woodchips versus 67% for corn and 139% for West Texas Intermediate crude according to average quarterly data from Timber Mart-South, the USDA and the EIA.

Sources:	Timber Mart-South for Stumpage data (nominal dollars per green ton adjusted assuming 2.5% annual inflation to base year 2010 and 50% moisture content). USDA Forest Service for Growth and Removals. Net growth is gross growth minus loss of volume due to mortality. Includes Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia. Dry ton is defined as 2,000 pounds of woody material at 0% moisture content.

BUSINESS

Overview

We are a next-generation renewable fuels company.

Our mission is to produce renewable fuels in a profitable yet sustainable manner. We strive to achieve net environmental and social benefits by achieving a negative carbon footprint, responsibly managing our land use and water resources, and preserving our forests and food sources, while promoting energy independence, job creation and community investment. Our strategy is generally predicated on feedstock sources consisting of unirrigated crops that can be harvested on a sustainable basis on non-food or degraded lands in rural areas where our investment will result in welcomed new jobs and economic revitalization.

We have developed a proprietary technology platform to convert low-cost, abundant and sustainable non-food biomass into hydrocarbon-based oil. We process our renewable crude oil using standard refinery equipment into gasoline and diesel blendstocks that can be transported using the existing fuels distribution system for use in vehicles on the road today.

We are fundamentally different from traditional oil and biofuels companies. Unlike traditional oil companies, we generate hydrocarbons from renewable sources rather than depleting fossil fuel reserves. At the same time, we differ from most traditional biofuels companies because our end products are fungible gasoline and diesel blendstocks rather than alcohols or fatty acid methyl esters, or FAME, such as ethanol or biodiesel. As compared to ethanol, the energy density of one gallon of our renewable blendstocks equates to 1.7 gallons of ethanol equivalent. While we are a development stage company that has not generated any revenue and has experienced net losses since inception, through our proprietary technology platform, we expect to provide new domestic sources of liquid transportation fuels — sustainably — using a variety of renewable natural resources to help further energy independence and reduce greenhouse gas emissions.

Based on the technological and operational milestones we have achieved to date, we believe that when we are able to commence commercial production at our planned first standard commercial production facility, primarily using Southern Yellow Pine whole tree chips, we will be able to produce gasoline and diesel blendstocks without government subsidies on a cost-competitive basis with petroleum-based blendstocks produced from various crude oil resources on- and offshore worldwide at current pricing. Our proprietary catalyst systems, reactor design and refining processes have achieved yields of renewable fuel products of approximately 67 gallons per bone dry ton of biomass, or BDT, in our demonstration unit that we believe would allow us to produce gasoline and diesel blendstocks today at a per-unit unsubsidized production cost below $1.80 per gallon, if produced in a standard commercial production facility with a feedstock processing capacity of 1,500 BDT per day. This unsubsidized production cost equates to less than $550 per metric ton, $0.50 per liter and $1.10 per gallon of ethanol equivalent. This per-unit cost assumes a price of $72.30 per BDT for Southern Yellow Pine clean chip mill chips and anticipated operating expenses at the increased scale and excludes cost of financing and facility depreciation. Over time, we expect to improve our overall process yield by enhancing our technology and to significantly reduce our feedstock costs by using lower grade woody biomass and other biomass feedstocks and lower our operating expenses through various initiatives. For the month of May 2011, the average U.S. Gulf Coast spot prices for conventional gasoline and ultra-low sulfur diesel were $3.024 and $3.001 per gallon, respectively. For the month of May 2011, market prices for corn ethanol, biodiesel and sugarcane ethanol were $2.587, $5.148 and $3.889 per gallon, respectively.

We believe that the solution to the world’s growing transportation fuel demands must be:

•	Real. Our technology produces high-quality hydrocarbon blendstocks that we believe will “drop in” to the existing transportation fuels infrastructure for use in vehicles on the road today. Our gasoline and diesel blendstocks can be used as components in formulating a wide variety of fuel products meeting specifications of ASTM International for finished gasoline and diesel derived from petroleum-based blendstocks. Our fuels are not ethanol or FAME diesel. Unlike ethanol, which is generally subject to a 10% to 15% blend wall, our gasoline and diesel blendstocks can be used as components in formulating a variety of fuel products meeting specifications of ASTM International for finished gasoline and diesel derived from petroleum-based blendstocks.

•	Renewable. Our proprietary technology platform allows us to convert a wide variety of low-cost, abundant and sustainable non-food biomass, including woody biomass, such as whole tree chips, logging residues, branches and bark, agricultural residues, such as sugarcane bagasse, and energy crops, such as switchgrass and miscanthus, into renewable transportation fuels. In this regard, we believe that transportation fuels produced from our process will help to satisfy mandates under the Renewable Fuel Standard program, or RFS2. We have selected Southern Yellow Pine whole tree chips as our primary feedstock because of their abundant, sustainable supply and generally low-cost and stable pricing history compared to feedstocks used by traditional biofuels companies.

•	Rural. We plan to locate our commercial production facilities in rural areas near sources of low-cost, abundant and sustainable biomass. We also consider the proximity of a potential site to our prospective customers, the adequacy of infrastructure, the availability of labor to operate our facilities and the award of any state or local incentives. We believe that our rural focus not only will help us reduce our operating costs, but also will revitalize rural economies impacted by closed paper mills.

•	Repeatable. We plan to employ a modular design for our standard commercial production facilities that can be replicated in numerous locations with abundant and sustainable non-food feedstock in the southeastern United States and beyond. We believe that this “copy exact” design will help us to reduce our capital costs, implement learned best practices and facilitate rapid deployment of new production facilities. After we commercialize our technology, our repeatable renewable crude oil production process will effectively eliminate the exploration risk experienced by traditional exploration and production companies.

Our biomass-to-renewable fuel technology platform combines our proprietary catalyst systems with well-established fluid catalytic cracking, or FCC, processes that have been used in crude oil refineries to produce gasoline for over 60 years. This biomass fluid catalytic cracking, or BFCC, process operates at moderate temperatures and pressures to convert biomass in a matter of seconds into the renewable crude oil that we process using standard refining equipment into our gasoline and diesel blendstocks. In the future, we plan to explore opportunities to reduce our capital costs by outsourcing the hydrotreating of our renewable crude oil to the traditional refining infrastructure.

We were incorporated in Delaware and commenced operations in July 2007. Since our inception, we have operated as a development stage company, performing extensive research and development to develop, enhance, refine and commercialize our biomass-to-renewable fuel technology platform. During this time, we have demonstrated the efficacy and scalability of our BFCC process, attaining progressive technology milestones through laboratory, pilot unit and demonstration unit environments.

To demonstrate the scalability of our BFCC process from pilot scale, we have constructed a demonstration scale unit that represents a 400-times capacity increase over our pilot unit. Our demonstration unit has amassed over 3,000 hours of operation and produced over 32,000 gallons of renewable crude oil at our demonstration unit to date. In the first quarter of 2011, we began construction on our initial-scale commercial production facility that is designed to process 500 BDT per day, which represents a 50-times capacity increase over our demonstration unit. In the third quarter of 2012, we intend to begin construction of our first standard commercial production facility in Newton, Mississippi. Our standard commercial production facilities are being designed to process approximately 1,500 BDT of feedstock per day, approximately three times the size of our Columbus facility, in order to take advantage of economies of scale. By staging the expansion of our standard commercial facilities in discrete facility-by-facility projects that are independently viable, we believe that we will have flexibility to plan our growth in response to capital availability and market conditions.

We expect that our renewable fuels will offer several environmental benefits compared to traditional petroleum-based fuels. According to a February 2011 analysis performed by TIAX LLC, a leading technology processing and commercialization company, using data we provided, gasoline and diesel blendstocks produced from our proprietary BFCC process in our planned commercial production facilities are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the fuels they displace. In addition, we are designing our planned standard commercial production facilities to meet the criteria for minor sources under the Clean Air Act.

Under RFS2, a renewable fuel must reduce direct lifecycle greenhouse gas emissions by at least 20%, an advanced biofuel must reduce lifecycle greenhouse gas emissions by at least 50%, a biomass-based diesel must reduce lifecycle greenhouse gas emissions by at least 50% and a cellulosic biofuel must reduce lifecycle greenhouse gas emissions by at least 60%. Under the Argonne National Laboratory’s Greenhouse Gases, Regulated Emissions and Energy Use in Transportation, or GREET, model, the estimated default reductions in direct lifecycle greenhouse gas emissions of certain renewable fuels and the projected reductions in direct lifecycle greenhouse gas emissions of our renewable gasoline and diesel blendstocks are as follows:

Renewable Fuel Category	% Lifecycle GHG Reduction

Corn ethanol (renewable fuel)	25%
Sugarcane ethanol (advanced biofuel)	71%
Biodiesel (biomass-based diesel)	76%
KiOR gasoline blendstocks (cellulosic biofuel)	82%
KiOR diesel blendstocks (cellulosic diesel)	83%

Our Market

The global transportation fuels market represents one of the world’s largest markets at over $2 trillion. According to the U.S. Energy Information Administration, or EIA, for 2009, there was a 138 billion gallon market for gasoline and a 49 billion gallon market for diesel in the United States alone. Over time, we expect to compete in the broader market for crude oil. We also expect our products to have “drop in” compatibility with traditional hydrocarbons, unlike conventional biofuels such as FAME diesel, corn ethanol and sugarcane ethanol.

Although we expect our blendstocks will be marketable not only into the global transportation fuels market, their renewable nature also allows us to benefit from government programs and incentives. In 2007, the Energy Independence and Security Act, or EISA, was adopted to move the United States toward greater energy independence and security and to increase the production of clean renewable fuels domestically. EISA updated the Renewable Fuel Standard program, which we refer to as RFS2, to require the use of cellulosic biofuel, a renewable fuel derived from renewable cellulosic biomass that produces at least 60% lower lifecycle greenhouse gas emissions compared to a 2005 baseline. According to a February 2011 analysis performed by TIAX LLC using data we provided, gasoline and diesel blendstocks produced from our proprietary BFCC process in our planned commercial production facilities are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the fuels they displace.

We believe that our gasoline and diesel blendstocks will qualify as cellulosic biofuel under RFS2. We expect that our gasoline and diesel blendstocks will have an equivalence value of between 1.5 to 1.7. Equivalence value equates to the number of RIN credits per gallon. We expect that this designation, together with the higher energy content of our renewable fuels than ethanol, will make our blendstocks attractive to fuel producers because our blendstocks can be used to satisfy specific volume requirements for cellulosic biofuel, as well as the volume requirements for both advanced biofuel and renewable fuel under RFS2. This provides cellulosic biofuel producers like our company an opportunity to compete with producers of advanced biofuel and other renewable fuel, but not vice versa. Accordingly, the potential size of the mandated market for cellulosic biofuel in 2022 under RFS2 encompasses the 36.0 billion gallon mandate for all renewable fuels, which includes the 21.0 billion gallon mandate for advanced biofuel, which also includes the 16.0 billion gallon mandate for cellulosic biofuel. Under the EISA mandates, by 2022 renewable fuels are expected not only to make up an increasing percentage of liquid transportation fuels in the United States, but also are expected to contribute to a 15% reduction in net imports of crude oil from 2009 levels. At May 2011 per gallon market prices of $2.587 for ethanol as renewable fuel pricing, $3.889 for sugarcane ethanol as advanced biofuel pricing, $5.148 for biodiesel as biomass-based diesel pricing and $1.130 cellulosic waiver as the premium to advanced biofuels, the 36.0 billion gallon RFS2 mandated market for 2022 would be worth approximately $138 billion. Additional renewable fuels mandates exist in Europe and other countries with varying mandates and volume requirements for premium renewable fuels.

Our Competitive Strengths

We believe that our business benefits from a number of competitive strengths, including the following:

•	Our renewable fuel products are hydrocarbons compatible with the existing transportation fuels infrastructure. Unlike other renewable fuels such as ethanol, which is alcohol-based, or biodiesel, which is composed of fatty acids, our gasoline and diesel blendstocks are compatible hydrocarbons that can “drop in” to the existing petroleum-based transportation fuels infrastructure, including pipelines, interchangeably with their petroleum-based counterparts to produce various fuel products, including finished gasoline and diesel. In addition, due to the higher energy content of our gasoline and diesel blendstocks, we believe that our transportation fuels will sell at a premium to ethanol. Currently, we expect to compete in the mandated renewable fuels market against corn ethanol, sugarcane ethanol and biodiesel and in the general market for gasoline and diesel fuels.

•	We combine proprietary technology with well-established FCC and other refining processes. We have developed a technology platform that uses our proprietary catalyst systems, process design and know-how, while leveraging well-established FCC and other refining processes, to convert a variety of cellulosic biomass into high-quality gasoline and diesel blendstocks. We believe that our in-house catalytic development program affords us a significant advantage in terms of developmental lifecycle time and efficacy of our research and development investment. As of June 9, 2011, we had 70 pending original patent application families containing over 2,000 pending claims covering different aspects of our technology, including our proprietary catalyst systems and process design. By leveraging our technological innovations with well-established FCC processes with their long and successful track record and demonstrated scale-up cost, we believe we have significantly reduced our operating risk.

•	Our BFCC process provides product flexibility and higher yields of more valuable products. Our BFCC process affords us flexibility to tailor our blendstock product spectrum to attain higher overall product yields, as well as higher proportions of valuable transportation fuels. Our realized yield of gasoline and diesel blendstocks from our renewable crude oil is approximately 90%, which is higher than the yields that are typically attained when refining petroleum-based crude oil. Our proprietary catalyst systems also afford us the flexibility to vary our light product mix between gasoline and diesel blendstocks based on market conditions and prices, customer requirements and proximity to end markets.

•	Our technology is feedstock flexible, and we have identified low-cost, abundant and sustainable feedstock. Our technology platform is feedstock flexible and has been successfully tested on a variety of biomass. We believe that our feedstock flexibility will allow us to use the most cost-effective feedstock or combination of feedstocks at a given location. We have selected Southern Yellow Pine whole tree chips as our primary feedstock because of their abundant supply and generally stable pricing history. This non-food feedstock has a low cost relative to other traditional renewable biomass and a long lifecycle that we believe significantly dampens price volatility compared to seasonal feedstocks that depend more on weather and other short-term supply and demand dynamics. We expect that our ability to use logging residues, branches and bark will enable us to lower our feedstock costs.

•	We have secured or identified strategic locations for our commercial production facilities. The site for our initial-scale commercial production facility and the sites that we have identified for our next four planned standard commercial production facilities are situated in the Southeast near abundant Southern Yellow Pine feedstock and have access to rail, pipelines (including the Colonial pipeline, which transports approximately 100 million gallons of fuels per day to the Northeast), inland and gulf waterways and other transportation channels. We also have identified four additional potential site locations for subsequent standard commercial production facilities in the southeastern United States. We believe that former workers dislodged by the closings of paper mills in the Southeast could provide an available skilled labor force for us.

•	We believe that we have a better use for woodchip feedstock. Based on current prices, and if we meet our target production cost metrics, and if competition for feedstock develops in a region, we believe that we may be able to afford higher prices for feedstock than paper mills.

•	We have an experienced management team. Our executive officers and senior operational managers have extensive experience in research and development, new product development, capital project execution, feedstock procurement, plant operations and technology commercialization across the catalyst, refining, chemicals and forest products industries. We believe that the experience of our management team provides us with valuable relevant experience, which we believe will enhance our ability to commercialize our products, grow our business and improve our technology.

Our Strategy

Our mission is to leverage our proprietary technology platform to provide gasoline and diesel blendstocks at prices that are competitive with petroleum-based transportation fuels. Key elements of our strategy include the following:

•	We have adopted a build, own and operate strategy. We plan to build, own and operate our commercial production facilities in the United States. We began constructing our 500 BDT per day initial-scale commercial production facility in Columbus, Mississippi in the first quarter of 2011, with production expected to begin in the second half of 2012. We intend to construct our 1,500 BDT per day standard commercial production facilities, which are designed to have three times the capacity of our initial-scale commercial production facility, beginning in the third quarter of 2012 with our first planned facility in Newton, Mississippi.

•	We plan to deploy BFCC facilities using “copy exact” principles. We are designing our initial-scale commercial production facility to process 500 BDT per day and our subsequent standard commercial production facilities to process 1,500 BDT per day, and we plan to employ a modular design that can be replicated for our subsequent standard commercial production facilities. Utilizing learning from our initial commercial production facilities, we plan to deploy a “copy exact” strategy of standardized modular designs to reduce our capital costs, implement best practices, reduce operating costs, increase personnel flexibility and facilitate fast deployment of new production facilities. We also expect to develop a remote electronic facilities management control center in Houston, Texas. We believe that commercially available feedstock sources exist to support significant expansion opportunities in biomass-rich regions in the United States and globally. At a later date, we may consider larger or smaller standardized facility sizes to optimize the scale for local feedstock availability and transportation costs.

•	We plan to expand our base of prospective customers. We believe that we will be able to sell our renewable hydrocarbon-based products to a variety of potential customers, including independent refiners, integrated oil companies, distributors of finished products, such as terminal or rack owners, and end users of petroleum products, such as transportation companies, fleets or petrochemical operators. We also intend to seek certification of our blendstocks for use in jet fuel. We believe that this broad potential customer base will allow us to maximize the value we receive for our products, as well as make us less dependent on any one customer or market.

•	We intend to maximize our feedstock flexibility and reduce costs. Our technology platform is feedstock flexible and has been successfully tested on a variety of biomass. We plan to reduce our feedstock costs by increasing our use of lower grade woody biomass, such as logging residues, branches and bark, at our planned commercial production facilities. Longer term, we believe that the flexibility of our proprietary catalyst systems will enable us to co-feed many of our plants with a variety of other types of renewable cellulosic biomass, including other woody biomass, such as poplar and eucalyptus tree chips, agricultural residues, such as sugarcane bagasse, and energy crops, such as sorghum, switchgrass and miscanthus. We believe that our feedstock flexibility will allow us to expand the geographic scope of our business, identify locations with proximity to multiple feedstocks and use the most cost-effective feedstock or combination of feedstocks at a given location.

•	We intend to leverage our technology and expertise to increase our yields and the efficiency of our process. We have focused on enhancing our proprietary technology and processes through each stage of development. This effort focuses on continuously improving our proprietary catalyst systems, optimizing the reactor design and operating conditions and enhancing our renewable crude oil processing technology. We have increased our overall process yield of biomass renewable fuel from approximately 17 gallons of blendstocks per BDT to approximately 67 gallons per BDT. Our research and development efforts are focused on increasing this yield to approximately 92 gallons per BDT. We believe that as we build and operate our initial-scale commercial production facility and subsequent standard commercial production facilities, we will also be able to realize operational efficiencies and reduce our production costs on a per-unit basis.

•	We believe that we will be able to compete with petroleum-based transportation fuels. Over time, our goal is to achieve commercial viability without reliance on government incentives, mandates or tariffs. Although we benefit from mandated policies such as RFS2, we expect that our standard commercial production facilities will be able to produce our gasoline and diesel blendstocks on a cost-competitive basis with existing petroleum-based counterparts without government subsidies at current pricing. We also expect to be able to compete in non-mandated international transportation fuels markets, as well as mandated international transportation fuels markets, such as the European biodiesel market, that have historically commanded higher prices per gallon.

•	We plan to expand internationally through a variety of structures. Over time, we intend to expand internationally through direct operations and joint venture structures. We are actively exploring opportunities to expand internationally in countries with abundant, sustainable, non-food feedstocks available at costs lower than or competitive with domestic feedstocks. In March 2011, we hired a President of International with executive experience in international operations to lead our global expansion efforts.

•	We plan to drive brand loyalty for “KiOR.” We believe our products will provide new domestic sources of liquid transportation fuels, sustainably utilizing local renewable resources to help further energy independence and reduce greenhouse gas emissions. We plan to capitalize on the increasing global trend in green awareness to differentiate our renewable transportation fuels from petroleum-based alternatives. In the long term, we believe that we will have a substantial marketing opportunity with a variety of large, fuel-intensive prospective customers seeking sustainable, renewable transportation fuel options. These potential customers may include distributors of finished products, such as terminal or rack owners, and end users of petroleum products such as transportation companies, fleets or municipalities that would place a premium on environmentally friendly products.

Our Technology

We have developed a process that converts cellulosic biomass into a renewable crude oil that can be refined in a conventional hydrotreater into light refined products, such as gasoline and diesel blendstocks. Our biomass-to-renewable fuel technology platform combines our proprietary catalyst systems with existing fluid catalytic cracking, or FCC, processes that have been used in crude oil refineries to produce gasoline for over 60 years. This biomass fluid catalytic cracking, or BFCC, process operates at moderate temperatures and pressures to convert biomass in a matter of seconds into the renewable crude oil that we process using standard refining equipment into our gasoline and diesel blendstocks. The following diagram illustrates the process of producing our fuel products.

Our process design starts with harvesting biomass. Once the biomass arrives at our facility, it undergoes biomass processing and conditioning. We then feed the processed biomass into our BFCC reactor where it interacts with our proprietary catalyst systems and, in a matter of seconds, produces renewable crude oil as a primary product, as well as light gases, water and coke as byproducts.

Once the renewable crude oil, byproducts and proprietary catalyst exit the reactor, they enter a separator, where the catalyst is separated from the renewable crude oil, water and light gases. The renewable crude oil and other byproducts proceed to the next step of the conversion process, and the catalyst moves to a catalyst regenerator where the coke that was created during the reaction and deposited on the catalyst is burned off. The clean, or regenerated, catalyst is then recycled back into the reactor where it will once again interact with incoming biomass. This regeneration step creates a loop that is standard in FCC.

Meanwhile, the renewable crude oil and byproducts created in the reactor are transferred from the separator unit to a product recovery unit where they are cooled and separated. The renewable crude oil condenses into liquid, while the light gases are transferred to the cogeneration unit where they are burned to generate steam and produce electricity that we use to power our process, allowing for anticipated utility cost savings and reduced environmental impact.

Our renewable crude oil is then transferred from the product recovery unit to a hydrotreating unit for further processing into blendstocks. In the hydrotreating unit, which uses standard refining equipment, our renewable crude oil undergoes a reaction with hydrogen, or hydrotreating, to remove oxygen from the renewable crude oil. The deoxygenated renewable crude oil is then separated into gasoline, diesel and fuel oil blendstocks for sale to our potential customers. In our demonstration unit, we have varied the volume output of gasoline blendstock from 37% to 61%, diesel blendstock from 31% to 55% and fuel oil blendstock from 8% to 9%. The focus of our commercialization efforts are with respect to our gasoline and diesel blendstocks. Our realized yield of gasoline and diesel blendstocks from our renewable crude oil is approximately 90%, which is higher than the yields that are typically attained when refining petroleum-based crude oil.

Scaling Our Technology

After an initial research and development effort, we successfully converted biomass into a renewable crude oil in a laboratory program that validated the technical feasibility of our BFCC process. Building on the success of this program, we constructed a pilot unit outside of Houston, Texas to continue developing and validating our technology. This pilot unit has amassed over 9,000 hours of operation and evaluated more than 250 catalyst systems. We subsequently commenced operation of a larger demonstration unit also outside Houston that is designed to process 10 BDT per day and represents a 400-times scale-up from our pilot unit. Our demonstration unit has amassed over 3,000 hours of operation and produced over 32,000 gallons of our renewable crude oil.

We commenced construction of our initial-scale commercial production facility in Columbus, Mississippi in the first quarter of 2011, which we are financing with a combination of existing cash on hand, including $55 million of proceeds from the April 2011 sale of our Series C convertible preferred stock to existing investors, and a $75 million interest-free loan from the Mississippi Development Authority. We estimate that the total cost to construct this facility, including a hydrotreater, and place it in service will be approximately $190 million, with an estimated 15% to 20% of these costs attributable to the hydrotreater. We engaged KBR, Inc., a global engineering, construction and services company, to conduct the engineering, design and construction of this initial-scale commercial production facility. We are designing this unit to process 500 BDT per day, representing an additional 50-times scale-up from our demonstration unit. Our initial-scale commercial production facility will include the conventional hydrotreater to process our renewable crude oil into gasoline and diesel blendstocks.

Going forward, we intend to construct our larger standard commercial production facilities, beginning in the third quarter of 2012 with our first planned facility in Newton, Mississippi. These facilities are being designed to process approximately 1,500 BDT of feedstock per day, approximately three times the size of our Columbus facility, in order to take advantage of economies of scale. Moreover, these standard commercial production facilities are being designed to utilize a centralized hydrotreating facility rather than dedicated, standalone hydrotreaters such as the one being constructed at our Columbus facility. By employing larger plant designs and shared hydrotreating facilities, we expect to be able to more effectively allocate our fixed costs and stage our capital program to reduce the capital intensity of our commercial expansion. We estimate that the construction costs for each of our standard commercial production facilities will average approximately $350 million, depending on each facility’s unique design requirements. Our two-train centralized hydrotreaters will be constructed in phases, with each train expected to support up to two standard commercial production facilities. We estimate that construction costs for our hydrotreaters will average approximately $110 million per train. By staging the expansion of our standard commercial facilities in discrete facility-by-facility projects that are independently viable, we believe that we will have flexibility to plan our growth in response to capital availability and market conditions.

Increasing Our Yield

Through each stage of development, we have focused on improving our technology platform to maximize overall yields and optimize the composition of our renewable crude oil. Our research efforts have focused on developing our proprietary catalyst systems, optimizing the reactor design and operating conditions and enhancing our renewable crude oil processing technology. We have increased our overall process yield from approximately 17 gallons per BDT to approximately 67 gallons per BDT of gasoline, diesel and fuel oil blendstocks. Our research and development efforts are focused on increasing this yield to approximately 92 gallons per BDT.

Our catalyst development team is working to further advance our understanding of catalyst science and develop advanced solutions through the application of this complex chemistry. This team develops many potential catalyst options to address the challenge of converting biomass to renewable crude oil. We implement these concepts through the development of laboratory catalyst system formulations, which we test in small-scale laboratory reactors. These catalyst systems are also fully characterized through state-of-the-art analytical testing tools. Based on the results of the lab testing and characterization, we fully test promising catalyst system candidates in our pilot unit. In most cases, we use an iterative approach to define viable and improved catalyst solutions. Our strategy is then to test the most promising catalyst systems in our demonstration unit.

Our reactor optimization team seeks to define the optimal reactor design and operating conditions through the development of advanced reactor mathematical models, based on a fundamental understanding of the heat and mass transfer of the system, particle hydrodynamics and reactions kinetics. We develop, test and improve these models at both our pilot and demonstration units. We then employ selected reactor models to develop the physical reactor design and dimensions, as well as temperature and residence time profiles, for use in larger scale units.

Our product processing team is focused on optimizing the technology to process our renewable crude oil into fuels within the refining environment. In both the catalyst and reactor systems, we are working to develop more efficient methods for processing our renewable crude oil into fuels.

Our Feedstock Strategy

Our technology platform is feedstock flexible and has been successfully tested on a variety of biomass. We have selected Southern Yellow Pine whole tree chips as our primary feedstock because of its abundant, sustainable supply and its generally stable pricing history. This non-food feedstock has a low cost relative to traditional renewable feedstocks and a long lifecycle that we believe significantly dampens price volatility compared to seasonal feedstocks that depend more on weather and other short-term supply and demand dynamics.

Aggressive planting of fast-growing pine plantations by forest products companies and private timberland owners in the late 1980s and 1990s due to state and federal incentives, combined with the closings of paper mills in this region, has resulted in a surplus of plantation pine fiber, significant logging capacity and excess wood chipping capacity. Based on data from the USDA Forest Service from 2005 to 2008, there was an estimated 18% surplus of softwood in the South, over 95% of which is Southern Yellow Pine. This surplus represents an excess supply of nearly 60,000 BDT per day, which we believe far exceeds what is necessary to execute our initial commercialization plan. Each of our planned standard commercial production facilities is expected to use 1,500 BDT per day, or approximately 500,000 BDT per year.

We plan to reduce our feedstock costs by increasing the use of lower grade woody biomass, such as logging residues, branches and bark, at our commercial production facilities. Over time, we also plan to explore co-feeding other types of renewable cellulosic biomass, including other woody biomass, such as poplar and eucalyptus tree chips, agricultural residues, such as sugarcane bagasse, and energy crops, such as switchgrass and miscanthus. Ideal crops vary by region and climate. For example, certain energy crops like sorghum are more appropriate in drier regions with low rainfall, while others like miscanthus are higher yielding but also require more rain and may be sensitive to cold; however, both offer significant opportunities for per-acre yield improvements. Over time, we expect to investigate a variety of feedstock opportunities in other parts of the United States and in Canada, Brazil and other international locations. We currently intend to emphasize non-food, rain-fed feedstocks to minimize the environmental impact and water use from irrigation. We generally expect the feedstocks we use to be grown on land that is not in use for food production. In the long term, we believe that crops will be developed for marginal or degraded lands that can no longer be used for economic food production. We believe millions of acres of agricultural lands previously used for food production have been degraded. In addition, a DOE study in 2005 estimated that in the United States alone, almost a billion tons of unutilized biomass may be available. Eventually, we expect that our technology’s ability to accept mixed feedstocks will allow feedstock producers to increase biodiversity in cultivating biomass.

We believe that our feedstock flexibility will allow us to expand the geographic scope of our business, identify locations with proximity to multiple feedstocks and use the most cost-effective feedstock or a combination of feedstocks at a given location. Initially, we expect to investigate many site opportunities in the United States focusing on the locations of numerous paper mills that have closed in the United States over the past 20 years.

We recently entered into a feedstock supply agreement with Catchlight Energy, LLC, or Catchlight, a 50-50 joint venture between subsidiaries of Chevron Corporation and Weyerhaeuser Company, for all of the supply of pulpwood, whole tree chips and forest residuals for our initial-scale commercial production facility under construction in Columbus, Mississippi. Subject to the terms and conditions of the agreement, Catchlight has agreed to supply all of the specified feedstock for the facility. The initial term of the supply agreement expires two years after the date we select for the commencement of deliveries and is subject to automatic renewal for successive one-year periods until either party provides notice of termination at least six months prior to the end of the then-current term. This agreement is conditioned upon, among other things, the parties’ mutual agreement on certain feedstock specifications.

Our Site Strategy

We plan to locate our commercial production facilities near sources of low-cost, abundant and sustainable feedstock. We also consider the proximity of a potential site to our prospective customers, the adequacy of infrastructure, the time required to construct our facilities, the availability of labor to operate our facilities and the award of any state or local incentives, as well as potential competing feedstock purchasers.

We have the right to use, and expect to acquire, the site for our initial-scale commercial production facility under construction and have identified the sites in Mississippi and other Southeastern states for our next four standard commercial production facilities. We also have identified four additional potential site locations in the southeastern United States. Each of the planned and potential sites for our standard commercial production facilities is located in a wood basin that we believe has sufficient sustainable Southern Yellow Pine whole tree chips to support a supply of 1,500 BDT per day. These sites also afford access to rail, pipelines, inland and gulf waterways or other transportation channels. Former workers dislodged by the closings of paper mills in the Southeast could provide an available skilled labor force for us.

We are actively exploring opportunities to expand the geographic scope of our business both domestically and internationally in regions with abundant feedstocks available at costs lower than or competitive with domestic feedstocks.

In selecting sites for our facilities, we plan to consider the carbon emissions, land use, air pollution and water impact of our facilities.

Our Distribution Plan

We believe that we will be able to sell the output from our planned commercial production facilities to a range of potential customers, including refiners, terminal and rack owners and fleet users. Unlike ethanol, which is generally subject to a 10% to 15% blend wall, we believe that our gasoline and diesel blendstocks can be used as components in formulating a variety of fuel products meeting specifications of ASTM International for finished gasoline and diesel derived from petroleum-based blendstocks. We are currently performing motor vehicle fuel tests as we seek to register our gasoline and diesel blendstocks with the U.S. Environmental Protection Agency, or EPA. We also intend to seek certification of our blendstocks for use in jet fuel.

We have recently entered into agreements with Hunt Refining Company, or Hunt, Catchlight and FedEx Corporate Services, Inc., or FedEx, for the purchase of blendstocks to be produced from our initial-scale commercial production facility. We are also in negotiations with these companies and additional potential customers for the purchase of blendstocks to be produced from our planned standard commercial production facilities.

Our offtake agreement with Hunt establishes terms under which Hunt has agreed to purchase all of the gasoline, diesel and fuel oil blendstocks to be produced from our initial-scale commercial production facility, which is expected to commence production in the second half of 2012. We may, however, sell to other firm customers or use for market development purposes up to two-thirds of the quarterly production from this facility. The initial term of this offtake agreement expires five years from the date that our first commercial production facility reaches specified average production levels and is subject to automatic renewal for successive one-year periods until either party provides notice of termination at least 180 days prior to the end of the then-current term. During the initial term of the agreement, Hunt may exercise an option to commit to purchase specified volumes of gasoline, diesel and fuel oil blendstocks on a firm commitment basis from the second commercial production facility that we construct.

Our offtake agreement with Catchlight establishes terms under which Catchlight may purchase gasoline and diesel blendstocks to be produced from our initial-scale commercial production facility. The initial term of this offtake agreement expires two years from the date that we deliver a specified volume of gasoline and diesel blendstocks to Catchlight, and automatically renews for up to two additional years unless either party provides notice of termination at least 12 months prior to the end of the then-current term. This agreement is conditioned upon, among other things, the entry into certain other feedstock supply and testing arrangements between the parties. We have also entered into a testing and optimization agreement with Catchlight to optimize the compatibility of our blendstocks with Chevron’s facilities.

Our master ground fuel supply agreement with FedEx establishes terms under which affiliates of FedEx may purchase at least one-third (up to a specified amount) of the diesel blendstocks to be produced from our initial-scale commercial production facility. The initial term of this agreement expires two years from the date of the first delivery to FedEx of product from this facility and may be terminated at any time by FedEx or us upon 60 days’ or 180 days’ notice, respectively, to the other party.

Production and sale of our fuel products pursuant to our agreements with Hunt, Catchlight and FedEx and our other potential customer relationships will depend on the satisfaction of contract-specific conditions, including establishing product specifications and satisfying commercial and production requirements.

Intellectual Property

Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property. To accomplish this, we rely on a combination of patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of June 9, 2011, we had 70 pending original patent application families containing over 2,000 pending claims. These intellectual property claims cover different aspects of our technology, and many of them have been or will be filed both in the United States and in various foreign jurisdictions. We intend to continue to file additional patent applications with respect to our technology with a particular emphasis on protecting our core technologies. As is the case with all patent application filings, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Although there can be no assurance that these pending patent applications, if granted, will provide us with protection, our management of these filings is focused on maximizing the likelihood of acquiring strong patent protection.

With respect to proprietary know-how that may not be patentable, or that we believe is best protected by means that do not require public disclosure, and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to protect our interests. All of our employees and consultants have entered into non-disclosure and proprietary information and inventions assignment agreements with us. These agreements address intellectual property protection issues and require our employees and consultants to assign to us all of the inventions, designs and technologies they develop during the course of their employment or consulting engagement with us. We also control access to sensitive information by limiting access to only those employees and consultants with a need to know the information and who have agreed contractually to maintain the confidentiality of that information. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop equivalent proprietary information or that other third parties will not otherwise gain access to our trade secrets and other intellectual property.

Our precautions may not prevent misappropriation or infringement of our intellectual property. Third parties could infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, invalidity, misappropriation or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could restrict or prohibit our use of the technology. Our failure or inability to adequately protect our intellectual property or to defend against third-party infringement claims could materially harm our business.

If any of our processes, products or technology is covered by third party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our technology and products do not infringe patents held by others or that they will not in the future. Litigation is costly and time-consuming, and there can be no assurance that our litigation expenses will not be significant in the future or that we will prevail in any such litigation.

Regulatory Approvals

In order to be able to realize the material regulatory benefits of our renewable transportation fuels, our BFCC process must be within a cellulosic biofuel pathway under RFS2, as approved by the EPA. In addition, our products must be registered as a motor fuel with the EPA, and we must be registered as a producer of cellulosic biofuel with the Internal Revenue Service in order to qualify for the Cellulosic Biofuel Tax Credit.

Cellulosic Biofuel

According to a February 2011 analysis performed by TIAX LLC using data we provided, gasoline and diesel blendstocks produced from our proprietary BFCC process in our planned commercial production facilities are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the fuels they displace. Such emissions reductions would qualify our renewable fuels as cellulosic biofuel under RFS2. For our fuel pathways that are approved by the EPA and assigned a Renewable Identification Number, or RIN, we would generate a cellulosic biofuel RIN credit for each gallon of transportation fuel we produce from our renewable crude oil. The credits are based on the BTU content of the fuel, with one RIN approximately equal to one gallon of ethanol. Our fuels are expected to have a higher BTU content and therefore a higher RIN value per gallon.

In order to qualify for treatment as a cellulosic biofuel that can generate RINs to satisfy an obligated party’s volume requirements under RFS2, a fuel pathway must be evaluated and approved by the EPA. This qualification is based on a demonstration that the fuel pathway meets certain minimum greenhouse gas reduction standards, based on a lifecycle assessment, in comparison to the petroleum fuels they displace. The fuel pathway is defined by three components: the type of fuel, the feedstock and the production process. Our production of diesel blendstock using wood residuals fits within an approved pathway for cellulosic diesel. Neither diesel nor gasoline blendstocks produced from planted trees has been approved as a fuel pathway for cellulosic biofuel under RFS2, but the EPA is currently evaluating cellulosic diesel produced from wood pulp.

RFS2 allows the EPA to evaluate additional fuel pathways and to allow a party to petition the EPA for a renewable fuel pathway not previously evaluated by the EPA. We have petitioned the EPA for gasoline and diesel blendstocks produced from wood residuals using our process. Where the requested pathway does not involve a new product or a new feedstock, as is the case with our petition, the petition review process can be handled without rulemaking, potentially expediting the approval process.

Part 79 Registration of Our Fuels

Pursuant to the Clean Air Act, or CAA, and the Code of Federal Regulations, a manufacturer of a motor vehicle fuel or fuel additive generally must register the fuel or fuel additive with the EPA prior to introducing the product into commerce. The Part 79 registration process involves providing a chemical description of the product and certain technical, marketing and health-effects information. The registration process includes three levels of potential testing and reviews, known as Tier 1, Tier 2 and Tier 3. Tier 1 requires the manufacturer to provide the EPA with information concerning the identity and concentration of certain emission products and available health effects information. Tier 2 requires the manufacturer to conduct health effects testing or to use applicable group data, if available, which generally requires cost sharing with the parties that funded the health effects testing that yielded the group data. The EPA can impose additional Tier 3 testing on a case-by-case basis.

Our gasoline and diesel blendstocks have not been registered with the EPA as a fuel. To secure EPA registration of our fuels, we will need to satisfy at least the Tier 1 and Tier 2 requirements of Part 79. We are in the process of conducting the Tier 1 review for our products. To satisfy Tier 2, we will need to conduct health effects testing or provide the EPA with adequate existing information to comply with the Tier 2 requirements.

Cellulosic Biofuel Tax Credit

Upon the registration of our gasoline and diesel blendstocks as a fuel with the EPA and our registration with the Internal Revenue Service as a producer of cellulosic biofuel, we would be entitled to the Cellulosic Biofuel Tax Credit of $1.01 per gallon of our gasoline and diesel blendstocks that we produce until January 1, 2013, unless this deadline is extended.

Research and Development

Our research and development team is focused on the continued advancement of our technology platform to maximize the value of our renewable crude oil by increasing the overall yield of our BFCC process and improving the composition of our renewable crude oil. We believe that we will achieve this by developing our advanced catalysts systems, optimizing our reactor design and operating conditions and refining our renewable crude oil processing technology.

We devote significant expenditures to research and development. We spent $3.6 million, $10.0 million and $22.0 million on research and development activities in 2008, 2009 and 2010, respectively, and $4.4 million and $7.3 million for the three months ended March 31, 2010 and 2011, respectively. The following table shows our research and development costs by functional area during 2008, 2009, 2010 and 2011.

	Years Ended December 31,			Three Months Ended
	2008	2009	2010	2010	2011
	(In thousands)

Laboratory research	$3,419	$4,373	$2,819	$359	$1,337
Pilot plant	—	3,936	6,145	1,178	2,348
Demonstration unit	—	—	11,374	2,361	3,325
Intellectual property	224	1,652	1,704	483	261

Total	$3,643	$9,961	$22,042	$4,381	$7,271

Competition

In the near-term, we expect that our gasoline and diesel blendstocks will compete with other cellulosic biofuels, advanced biofuels and renewable fuels developed by established enterprises and new companies that seek to produce these renewable fuels to satisfy RFS2 mandates. In the longer term, we believe that our gasoline and diesel blendstocks will compete with petroleum-based blendstocks in the transportation fuels market.

We believe that the primary competitive factors in the renewable fuels market are:

•	the scope of qualification of fuels under RFS2;

•	compatibility with the existing liquid fuels infrastructure;

•	product performance and other measures of quality;

•	price;

•	ability to produce meaningful volumes; and

•	reliability of supply.

We believe that the primary competitive factors in the global transportation fuels market are:

•	product performance and other measures of quality;

•	price;

•	ability to produce meaningful volumes; and

•	reliability of supply.

Given the size of the traditional transportation fuels markets and the developing stage of alternative fuels markets, we do not believe that the success of other renewable products will prevent our gasoline and diesel blendstocks from being successful. However, with the wide range of renewable fuels products under development, we must be successful in reaching potential customers and convincing them that our products are effective and reliable alternatives. Our potential competitors include integrated oil companies, independent refiners, large chemical companies and well-established agricultural products companies that are much larger than we are, in many cases have well-developed distribution systems and networks for their products, have historical relationships with the potential customers we are seeking to serve and have sales and marketing programs in place to promote their products.

Environmental and Other Regulatory Matters

Our operations are subject to a variety of federal, state and local environmental laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. Examples of these laws include:

•	the federal Clean Air Act, or CAA, and analogous state laws that impose obligations related to air emissions;

•	the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the Superfund law, and analogous state laws that regulate the cleanup of hazardous substances that may be or have been released at properties currently or previously owned or operated by us or at locations to which our wastes are or have been transported for disposal;

•	the federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws that regulate discharges from our facilities into state and federal waters, including wetlands;

•	the federal Resource Conservation and Recovery Act, also known as RCRA, and analogous state laws that impose requirements for the storage, treatment and disposal of solid and hazardous waste from our facilities;

•	the Endangered Species Act; and

•	the Toxic Substances Control Act and analogous state laws that impose requirements on the use, storage and disposal of various chemicals and chemical substances at our facilities.

These laws and regulations may impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our facilities, and the imposition of substantial liabilities and remedial obligations for pollution resulting from our operations. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly corrective actions. Most of these statutes include citizen suit provisions, which enable private parties to sue in lieu of the government, alleging violations of environmental law. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenue.

We believe that our current operations are in substantial compliance with existing environmental laws, regulations and permits. New laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing and future operations. Present and future environmental laws and regulations and related interpretations applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures.

Clean Air Act Regulation.  Our operations and the products we manufacture are subject to certain specific requirements of the CAA and similar state and local regulations and permitting requirements. These laws, regulations and permitting requirements may restrict our emissions, affect our ability to make changes to our operations, and otherwise impose limitations on or require controls on our operations. For example, our renewable fuel products will be subject to government regulation under the CAA, which requires the registration of fuel products or fuel additives and regulates the distribution and use of certain fuel products or fuel additives. We are currently at the beginning stages of the registration process for gasoline and diesel fuel containing blendstocks derived from our renewable crude oil with the EPA, as required by the CAA. Additionally, if the EPA were to determine that our feedstock is not a “fuel” under the CAA, it could require us to implement additional pollution controls on our operations. Our initial-scale commercial production facility under construction has been deemed a “minor source” under the CAA and our planned standard commercial production facilities are designed to meet the criteria for minor sources and require minor source permits under applicable state laws. It is possible that additional facilities that we construct in the future may be considered “major sources” and be subject to more stringent permitting requirements, including requirements of Title V of the CAA. In addition to costs that we expect to incur to achieve and maintain compliance with these laws, new or more stringent CAA standards in the future also may limit our operating flexibility or require the installation of new controls at our facilities and future facilities. Because other domestic alternative fuel manufacturers will be subject to similar restrictions and requirements, however, we believe that compliance with more stringent air emission control or other environmental laws and regulations is not likely to materially affect our competitive position.

Hazardous Substances and Wastes.  There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate now and in the future and at off-site locations where we may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under CERCLA or other environmental laws for all or part of the costs of investigation and/or remediation and for damage to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to the presence of or exposure to hazardous or other materials at or from these properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs. We are unaware of any material environmental liabilities relating to contamination at or from our facilities.

We also generate solid wastes, including hazardous wastes, that are subject to the requirements of RCRA and comparable state statutes. Although RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes.

Water Discharges.  The Clean Water Act and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters as well as waters of the United States and to conduct construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System, or NPDES, program prohibit any discharge into surface waters, ground waters, injection wells and publicly owned treatment works except in strict conformance with permits, such as pre-treatment permits and NPDES permits, issued by federal, state and local governmental agencies. We anticipate that our process waste water will not be directly discharged into state or U.S. waters, but rather will be sent to a publicly owned treatment works. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These regulations and permits may require us to monitor and sample the storm water runoff from certain of our facilities or our discharges to publicly owned treatment works. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition, results of operations or cash flow.

Construction Permits.  Our business is also subject to sewer, electrical and construction permitting requirements. As a condition to granting necessary permits, regulators could make demands that increase our costs of construction and operations, in which case we could be forced to obtain additional debt or equity capital. Permit conditions could also restrict or limit the extent of our operations. We cannot assure you that we will be able to obtain and comply with all necessary permits to construct our commercial production facilities. Failure to obtain and comply with all applicable permits and licenses could halt our construction and could subject us to future claims.

Safety.  The hazards and risks associated with producing and transporting our renewable transportation fuels, such as fires, natural disasters, explosions and pipeline ruptures, also may result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverage includes physical damage to assets, employer’s liability, comprehensive general liability, automobile liability and workers’ compensation. We are not insured against pollution resulting from environmental accidents that occur on a sudden and accidental basis, some of which may result in toxic tort claims. We believe that our insurance is adequate and customary for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We are not currently aware of pending material claims for damages or liability to third parties relating to the hazards or risks of our business.

OSHA.  We are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes, laws and regulations. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The Occupational Safety and Health Administration’s, or OSHA, hazard communication standard, the EPA’s community right-to-know regulations under Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations.

Our operations are also subject to standards designed to ensure the safety of our processes, including OSHA’s Process Safety Management standard. The Process Safety Management standard imposes requirements on regulated entities relating to the management of hazards associated with highly hazardous chemicals. Such requirements include conducting process hazard analyses for processes involving highly hazardous chemicals, developing detailed written operating procedures, including procedures for managing change, and evaluating the mechanical integrity of critical equipment.

TSCA.  We are subject to the requirements of the Toxic Substances Control Act, or TSCA, which regulates the commercial use of chemicals. Before an entity can manufacture a chemical, it needs to determine whether that chemical is listed in the TSCA inventory. If a substance is listed, then manufacture can commence immediately. If not, then a “Chemical Abstracts Service” number registration and pre-manufacture notice must be filed with the EPA, which has 90 days to review. We will submit a pre-manufacture notice and a notice of commencement to the EPA prior to commercial production. While we expect to obtain approval of the pre-manufacture notice and notice of commencement prior to commercial production, there can be no assurance that the EPA will approve these submissions or that our products will be listed on the TSCA inventory. The failure to comply with TSCA could have a material adverse effect on our results of operations and financial condition. However, the TSCA new chemical submission policies may change and additional government legislation or regulations may be enacted that could prevent or delay regulatory approval of our products.

Climate Change.  In the United States, legislative and regulatory initiatives are underway to limit greenhouse gas, or GHG, emissions, including emissions by facilities such as our planned commercial production facilities. In 2010, the EPA issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the CAA. In addition, in September 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States, beginning in 2011 for emissions in 2010. At this time, projected GHG emissions from our initial-scale commercial production facility would not meet the applicable thresholds for GHG reporting or permitting requirements. Our future commercial production facilities may be required to comply with GHG reporting or permitting requirements if they emit over 100,000 tons per year of GHGs. Complying with greenhouse gas reporting and permitting requirements may result in materially increased compliance costs, increased capital expenditures, increased operating costs and additional operating restrictions for our business.

Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur. Such developments may affect how these GHG initiatives will impact the demand for our products and our operating results. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, we cannot predict the financial impact of related developments on us. Because other domestic alternative fuel manufacturers will be subject to similar restrictions and requirements, however, we believe that compliance with GHG reporting or emission requirements is not likely to materially affect our competitive position.

Facilities

Our corporate headquarters are located in Pasadena, Texas, where we lease approximately two acres for our offices, pilot plant and demonstration plants, test laboratories and research and development facilities. Approximately 16,000 square feet of building space are dedicated to office space, approximately 9,000 square feet are dedicated to laboratory space and approximately 28,000 square feet are dedicated to production and storage space. The lease for this property expires on October 31, 2011, and we have two three-year renewal options.

We have obtained the right to use a 22-acre property near Columbus, Mississippi and, in the first quarter of 2011, we began constructing our initial-scale commercial production facility at that site. We expect to acquire this site subject to the seller’s option to repurchase it from us for a nominal fee if we cease construction, manufacturing or commercial activity on the site for an uninterrupted period of two years. If the seller were to exercise its option in that case, we would be required to remove all of our improvements from the property and restore it to marketable condition. We also lease and expect to acquire approximately seven acres adjacent to this site.

Employees

As of March 31, 2011, we had 107 full-time employees, including over 80 scientists and technical support personnel, all of whom are located in the United States. We plan to continue to expand our manufacturing and operations as we build initial commercial production facilities, which will require us to hire a significant number of additional employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our employee relationships to be good.

Legal Proceedings

We are not a party to any material litigation or proceeding and are not aware of any material litigation or proceeding, pending or threatened against us.

MANAGEMENT

Executive Officers, Directors and Key Employees

Our directors, executive officers and other key persons and their ages and their positions as of June 6, 2011 are as follows:

Name	Age	Position

Executive Officers
Fred Cannon	59	President, Chief Executive Officer and Director
John H. Karnes	49	Chief Financial Officer
William K. Coates	44	Chief Operating Officer
Joseph S. Cappello	45	President of International
John Kasbaum	52	Senior Vice President of Commercial
Christopher A. Artzer	39	Vice President, General Counsel and Secretary

Non-Employee Directors
Ralph Alexander	56	Director
Jagdeep Singh Bachher	38	Director
Samir Kaul	37	Director
John Melo	44	Director
Paul O’Connor	55	Director
Condoleezza Rice	56	Director*
William Roach	54	Director
Gary L. Whitlock	61	Director

Key Employees
Michael J. Adams	62	Vice President of Process Engineering
Andre Ditsch	34	Vice President of Strategy
John Hacskaylo	51	Vice President of Research and Development
Michael P. McCollum	56	Vice President of Supply
Edward J. Smith	62	Vice President of Engineering and Construction
Daniel J. Strope	62	Vice President of Technology

*	Has agreed to become a director beginning July 2011.

Executive Officers

Fred Cannon is our President and Chief Executive Officer and a member of our Board of Directors. Mr. Cannon joined KiOR as President and Chief Operating Officer and as a director in June 2008 and was elected Chief Executive Officer in July 2010. He brings to the company strong leadership skills, technical expertise and a 30-year track record of successful international business management in the fuels and chemicals industries, with a particular focus on catalyst and fluidic catalytic cracking (FCC) technologies. Prior to KiOR, Mr. Cannon led a distinguished 30 year career at AkzoNobel, a global leader in refining catalysts and specialty chemicals manufacturing. Mr. Cannon was president of AkzoNobel Catalysts LLC from 1997 until the divestment of the business in August 2004. In his role, Mr. Cannon had full profit and loss responsibilities for the company’s Americas business and managed various joint ventures around the world. In August 2004, AkzoNobel’s refinery catalyst business was sold to Albemarle Corporation. Mr. Cannon served in several executive roles in transitioning the business to ensure continued smooth operations and integration across the new company until June 2008 when he joined KiOR. In all, Mr. Cannon has over 20 years in the refining catalyst business, where he has managed the development, scaling and commercialization of new catalyst technologies, including FCC and hydro-processing catalysts. Mr. Cannon holds an MBA and a B.S. in Engineering from the University of South Alabama.

John H. Karnes has been our Chief Financial Officer since joining us in February 2011. From February 2010 until February 2011, Mr. Karnes was Chief Financial Officer of Highland Oil & Gas, LLC. From

September 2006 to November 2009, he served as Senior Vice President, Chief Financial Officer and Treasurer of Mariner Energy, Inc. From January 2006 to September 2006, Mr. Karnes provided advisory services in a variety of industries, including oil and gas. He served as Chief Financial Officer of The Houston Exploration Company from 2002 until December 2005. Earlier in his career, Mr. Karnes served in Chief Financial Officer and in other senior management roles with several other public growth companies including Encore Acquisition Company, CyberCash, Inc., Snyder Oil Company and Apache Corporation. He began his career in the securities industry and also practiced law with the national firm of Kirkland & Ellis LLP where he focused on mergers and acquisitions and capital markets transactions. Mr. Karnes holds a BBA in Accounting from The University of Texas at Austin and a J.D. from Southern Methodist University School of Law.

William K. Coates has been our Chief Operating Officer since joining us in June 2011. From January 2010 to June 2011, Mr. Coates served as Vice President, Marketing for Schlumberger Limited, the world’s leading supplier of technology, integrated project management and information solutions to customers working in the oil and gas industry worldwide. From March 2006 to January 2010, Mr. Coates was President of Schlumberger North America. From October 2003 to March 2006, he served as GeoMarket Manager of Schlumberger Oilfield Services Gulf of Mexico. Mr. Coates began his career with Schlumberger in 1988. Mr. Coates has a B.S. in Mechanical Engineering from Virginia Polytechnic Institute and State University and has studied Executive Finance at IMD in Lausanne, Switzerland.

Joseph S. Cappello has been our President of International since joining us in March 2011. Mr. Cappello has more than 20 years of business experience split between industry and equity research on Wall Street. Prior to joining KiOR, Mr. Cappello spent nearly 15 years with Praxair, one of the largest industrial gases companies worldwide. From October 2008 to March 2011, Mr. Cappello was President of Praxair Asia, responsible for the growth and profitability of Praxair’s businesses in China, India, South Korea and Thailand as well as several joint ventures, including Singapore. Mr. Cappello joined Praxair in October 1996 and subsequently held roles with increasing responsibility, including director of Praxair’s carbon dioxide business from October 1999 to January 2001, Vice President of Global Helium and Rare Gases from January 2001 to January 2006 and Vice President of Product Management and Service for North America from January 2006 to October 2008. His experience includes the expansion of global product lines, replication of business capabilities to other countries and the acquisition of service and technology companies. As an equity analyst, Mr. Cappello covered several sectors of the chemical industry. Mr. Cappello holds a B.S. in Accounting from Montclair State University in New Jersey.

John Kasbaum has been our Senior Vice President of Commercial since joining us in June 2010. Previously, Mr. Kasbaum served as Division Vice President of the Fluid Catalytic Cracking (FCC) division of Albemarle Corporation, a leader in refining catalysts and specialty chemicals manufacturing, from September 2009 to May 2010. He also served on the Board of Directors for Albemarle’s joint venture with PetroBras, the Brazilian energy company, for the manufacture, sales and marketing of FCC catalysts in South America. In a previous role at Albemarle, Mr. Kasbaum was Division Vice President of Alternative Fuel Technologies from December 2007 to August 2009. He served as Alliance Director for Albemarle’s petroleum refining Hydroprocessing Alliance with Honeywell’s UOP division from 2006 to December 2007. Mr. Kasbaum has more than 20 years of experience in catalysis business strategy, sales, marketing, manufacturing and technology. Mr. Kasbaum holds an MBA from the McCombs School of Business at the University of Texas at Austin, as well as bachelors degrees in Engineering and Business Management, also from the University of Texas at Austin.

Christopher A. Artzer has been our Vice President, General Counsel and Secretary since joining us in March 2011. From December 2004 to March 2011, Mr. Artzer served as Vice President, General Counsel & Secretary of TPC Group, Inc. Prior to joining TPC Group in December 2004, Mr. Artzer was counsel at the law firm of Akin Gump Strauss Hauer & Feld LLP in Houston, Texas. Mr. Artzer received a B.A. in Government from Dartmouth College and a J.D. from the University of Texas School of Law.

Non-Employee Directors

Ralph Alexander has been a member of our Board of Directors since February 2011. He has been a Managing Director of Riverstone Holdings, LLC, a private equity fund focused on the energy and power sectors, since September 2007. During 2007, Mr. Alexander served as a consultant to TPG Capital. For nearly

25 years, Mr. Alexander served in various senior management positions with subsidiaries and affiliates of BP plc, most recently as Chief Executive Officer of Innovene, BP’s olefins and derivatives subsidiary, from 2004 to December 2005, as Chief Executive Officer of BP’s Gas, Power and Renewables and Solar segment from 2001 to 2004, and as a Group Vice President in BP’s Exploration and Production segment and BP’s Refinery and Marketing segment. He also has been a director of Amyris, Inc. and Stein Mart Corporation, in each case since May 2007. He previously served on the board of Foster Wheeler from May 2006 to February 2007 and Anglo-American plc from April 2005 to October 2007. He holds a B.S. and M.S. in nuclear engineering from Brooklyn Polytech (now NYU Polytechnic) and holds an M.S. in management science from Stanford University. He is currently Chairman of the Board of NYU Polytechnic. Mr. Alexander’s extensive experience with the energy industry generally and renewable fuels in particular enables him to provide important insight and guidance to our management team and Board of Directors.

Jagdeep Singh Bachher, Ph.D., has been a member of our Board of Directors since July 2010. Dr. Bachher has served as Chief Operating Officer of Alberta Investment Management Corporation since January 2009. He previously served as the President and General Manager of JH Investments (Delaware) LLC, a fixed-income asset manager owned by Manulife Financial Corporation, from April 2008 to January 2009. From 2004 to April 2008, Dr. Bachher served as Assistant Vice President of Manulife Asset Management, investing in alternative assets (timber, agriculture, oil and gas and infrastructure). Dr. Bachher holds a Ph.D. and an M.A.Sc. in Management Sciences as well as a B.A.Sc. in Mechanical Engineering from the University of Waterloo in Waterloo, Canada. Dr. Bachher brings to the Board of Directors extensive experience in operations, timber and infrastructure investments.

Samir Kaul has been a member of our Board of Directors since November 2007. Mr. Kaul has been a General Partner at Khosla Ventures, a venture capital firm focusing on clean technologies, since February 2006. Previously, Mr. Kaul was a member of Flagship Ventures, a venture capital firm, from 2002 to May 2006. Prior to Flagship, Mr. Kaul worked at The Institute for Genomic Research. Mr. Kaul currently serves on the board of directors of Amyris, Inc. and on the boards of directors of several private companies. Mr. Kaul holds a B.S. in Biology from the University of Michigan, an M.S. in Biochemistry from the University of Maryland and an MBA from Harvard Business School. Mr. Kaul provides our Board of Directors with wide-ranging experience in clean technology companies and insight in the management of startup companies and the building of companies from early stage to commercial scale.

John Melo has been a member of our Board of Directors since July 2010. Mr. Melo has served as President and Chief Executive Officer of Amyris, Inc. since January 2007. Before joining Amyris, Mr. Melo served in various senior management positions at BP plc, one of the world’s largest energy firms, from 1997 to 2006, most recently as President of U.S. Fuels Operations from 2004 until December 2006, and previously as Chief Information Officer of the refining and marketing segment from 2001 to 2003, Senior Advisor for e-business strategy to Lord Browne, BP’s Chief Executive Officer, from 2000 to 2001, and Director of Global Brand Development from 1999 to 2000. Before joining BP, Mr. Melo was with Ernst & Young, an accounting firm, from 1996 to 1997, and a member of the management teams of several startup companies, including Computer Aided Services, a management systems integration company, and Alldata Corporation, a provider of automobile repair software to the automotive service industry. Mr. Melo currently serves on the board of directors of U.S. Venture, Inc. and Amyris, Inc. Mr. Melo’s experience as a senior executive at one of the world’s largest energy companies provides critical leadership in designing the fuels value chain, shaping strategic direction and business transactions, and in building teams to drive innovation.

Paul O’Connor has been a member of our Board of Directors since November 2007. From June 2008 until November 2009, he was our Chief Technology Officer. He has been the Director of Science and Technology of BIOeCON B.V., which is focused on the conversion of biomass to renewable fuels and energy, since he founded BIOeCON in 2005. Prior to founding BIOeCON, Mr. O’Connor led the long-term development strategy for Albemarle Catalysts and worked in marketing, research management and technology development of refining catalysts at AkzoNobel prior to its acquisition by Albemarle. Prior to AkzoNobel, he worked in heavy oil conversion processes in design, process and refinery operations. He holds an M.S. in Chemical Engineering from the Eindhoven University of Technology in the Netherlands. As a leading expert in catalytic cracking processes, Mr. O’Connor brings to our Board significant knowledge about our technical processes.

Condoleezza Rice, Ph.D., has been elected to our Board of Directors and has agreed to join our Board of Directors beginning July 2011. Secretary Rice has been a professor of political economy in the Stanford Graduate School of Business since September 2010. Secretary Rice has also served as a senior fellow of public policy at the Hoover Institution and a professor of political science at Stanford University since March 2009. Prior to returning to academia, from January 2005 to January 2009, she served as the 77th Secretary of State of the United States. Secretary Rice also served as Chief National Security Advisor to the President from January 2001 to January 2005. Secretary Rice is currently on the board of Makena Capital, a private endowment firm, and C3, an energy software company. She has also served on the boards of directors for the Chevron Corporation, the Charles Schwab Corporation, the Transamerica Corporation and the International Advisory Council of J.P. Morgan. Secretary Rice will provide our Board of Directors with expertise in global business as we pursue our international strategy, and she brings deep experience from her prior roles as a director of multiple public companies, including a large integrated oil company.

William Roach, Ph.D., has been a member of our Board of Directors since July 2010. Dr. Roach currently serves as Chief Executive Officer and a director of Calera Corporation, a green energy company, a position he has held since October of 2010. From June 2004 to October 2010, Dr. Roach served as President, Chief Executive Officer and Director of UTS Energy Corporation, a Canadian oil sands exploration and development company. Prior to joining UTS Energy, Dr. Roach served in international project management roles with Husky Energy, British-Borneo Oil & Gas and Shell. Dr. Roach currently serves on the board of Sonde Resources, a natural gas development company, and Porto Energy Corp., an international oil and gas company, both of which trade on the Toronto Stock Exchange, and on the boards of several private companies engaged in oil and gas production and transportation. He is a professional engineer in Canada and the U.K. and holds a B.S. in metallurgy and a Ph.D. in physical metallurgy from the University of Swansea in the U.K. Dr. Roach brings to the Board of Directors extensive experience developing and managing capital-intensive projects, including experience with first-of-kind projects.

Gary L. Whitlock has been a member of our Board of Directors since December 2010. Mr. Whitlock serves as Executive Vice President and Chief Financial Officer of CenterPoint Energy, Inc., a position he has held since September 2002. He served as Executive Vice President and Chief Financial Officer of the Delivery Group of Reliant Energy, Incorporated, from July 2001 to September 2002. Prior to joining Reliant, Mr. Whitlock served as the Vice President of Finance and Chief Financial Officer of Dow AgroSciences, a subsidiary of The Dow Chemical Company, from 1998 to 2001. He began his career with Dow in 1972, where he held a number of financial leadership positions, both in the United States and globally. Mr. Whitlock is a Certified Public Accountant and received a BBA from Sam Houston State University. Mr. Whitlock brings to the Board of Directors extensive experience in public company financial management and reporting.

Key Employees

Michael J. Adams is our Vice President of Process Engineering. Mr. Adams has over 38 years of experience in oil and gas production, gas processing, refining, petrochemicals and chemicals. Prior to joining KiOR in January 2011, Mr. Adams spent 28 years with Fluor Corporation, a global engineering and construction firm, where he was most recently the Department Manager for Process Technology from February 2009 to December 2010. From September 2008 to February 2009, Mr. Adams was the downstream technology focus leader responsible for support of business development and project execution. From April 2006 to August 2008, he was the process manager responsible for technical oversight of contractors and licensors executing a major refinery expansion project in Cartagena, Spain. From January 2005 to March 2006, he was the process manager responsible for technical oversight, front-end engineering and design (FEED) and development for a new refinery project in Kuwait. In addition, Mr. Adams has worked as a consultant dealing with technology, execution and project management. Mr. Adams holds a B.S. with honors in Chemical Engineering from the University of Texas at Austin.

Andre Ditsch, Ph.D., is our Vice President of Strategy. He is responsible for the strategic direction of various facets of the business including financing, business development, risk management and process economics. He previously served as our Strategy Director and our Strategy and Projects Manager from June 2008 to February 2011. Prior to joining KiOR in June 2008, Dr. Ditsch was a consultant for McKinsey and Company, where he was a consultant for the petrochemical, energy and pharmaceutical industries from August 2005 to May 2008. Dr. Ditsch also has worked at Archer Daniels Midland as a process engineer and foreman in their ethanol facility in Decatur, Illinois, where he improved procedures and was responsible for people leadership and process optimization. Dr. Ditsch holds a B.S. in Chemical Engineering from the University of Nebraska-Lincoln and obtained his Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology.

John Hacskaylo, Ph.D., is our Vice President of Research and Development. Prior to joining KiOR in May 2010, Dr. Hacskaylo spent more than 20 years at The Dow Chemical Company, one of the world’s largest chemical manufacturers, where he served most recently as Global R&D Director for Dow’s basic plastics business from September 2008 to May 2010. Dr. Hacskaylo also served as Vice President/Global R&D Director for Dow’s Automotive and Engineering Plastics businesses from 2004 to 2008. He also has served on the Advisory Board of the University of Virginia’s Department of Chemical Engineering. Dr. Hacskaylo received his Ph.D. and M.S. in Chemical Engineering as well as a B.S. in Chemistry from the University of Virginia at Charlottesville.

Michael P. McCollum, Ph.D., is our Vice President of Supply. He has over 30 years of experience in the forest products industry. From 2006 until joining KiOR in January 2010, Dr. McCollum was most recently President of United States Forest Consulting LLC, a provider of consulting services to the forest products industry. From June 1996 until his retirement in December 2005, Dr. McCollum led the Wood and Fiber Supply Division of Georgia-Pacific Corporation, a leading manufacturer and distributor of tissue, pulp, paper, packaging, building products and related chemicals, and in January 2001, he became President of the Fiber Supply Division. From July 1992 to June 1996, Dr. McCollum served in positions of increasing responsibility at Georgia-Pacific in the areas of forest management, wood and fiber supply, technical support, and strategic planning. Dr. McCollum started his career in the Wood Products Division of Manville Forest Products Corporation and served in various positions at Temple-Inland Inc., a major forest products corporation. Dr. McCollum holds a B.S. in Forest Science from the University of Arkansas at Monticello and obtained his M.S. in Wood Chemistry and Ph.D. in Forest Resources from Texas A&M University. He currently serves on the board of directors of Wells Timberland REIT, a position he has held since June 2005.

Edward J. Smith is our Vice President of Engineering and Construction. From the time he joined KiOR in July 2009 to December 2010, he was our Director of Engineering. Mr. Smith has 36 years of experience in the chemical and catalyst industries, where he has designed, constructed and operated various chemical facilities in the United States and abroad. Prior to joining KiOR, Mr. Smith was Albemarle’s General Manager and Director of Manufacturing at facilities in China and Jordan from October 2005 to July 2009. Mr. Smith spent 33 years with AkzoNobel, whose refinery catalyst business was acquired by Albemarle in 2004. Earlier in his career, he worked at Pioneer Chemicals, where he developed a number of products and specialty chemicals that were used in the industrial paper making industry. Mr. Smith holds a B.S. in Chemical Engineering from Drexel University and a B.S. in Chemistry from Villanova University.

Daniel J. Strope, Ph.D., is our Vice President of Technology. He manages our technology with a focus on engineering, regulatory and commercial development. Between September 2008 and May 2009, before joining KiOR, Dr. Strope was the President of Refining Services, LLC, where he consulted in areas of hydrocarbon processing and alternate fuels. Before September 2006, Dr. Strope spent more than 30 years in research and technology management with ConocoPhillips. Between August 2006 and September 2008 he managed technology development and support for ConocoPhillips worldwide refining business. He also managed 50 people in two research centers with a $45 million annual budget and started a new Advanced Fuels group focused on alternate fuels issues and developments. Dr. Strope also served as a technology member of a specialty carbon business steering committee. From May 2001 to August 2006, Dr. Strope was the Manager, Licensing Technology Development at ConocoPhillips where he managed process package development and improvement, projects oversight and service for worldwide licensees of coking, alkylation and sulfur removal projects. He also developed and negotiated contracts and relationships with major engineering partners and suppliers. Dr. Strope has a B.S. in Chemistry from Rockhurst College and an M.S. and a Ph.D. in Inorganic Chemistry from Northwestern University.

Board of Directors

Our Board of Directors currently consists of eight members. We have determined that five of these directors, Messrs. Alexander, Melo and Whitlock and Drs. Bachher and Roach, are independent in accordance with the listing requirements of The Nasdaq Global Select Market. All of our current directors were elected or appointed in accordance with the terms of an amended and restated voting agreement among us and certain of our stockholders. The amended and restated voting agreement will terminate upon the completion of this offering, and there will be no further contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock, despite the fact that the amended and restated voting agreement will terminate upon the completion of this offering.

Upon the completion of this offering, entities affiliated with Khosla Ventures will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under The Nasdaq Global Select Market corporate governance standards. As a controlled company, exemptions under The Nasdaq Global Select Market standards will free us from the obligation to comply with certain Nasdaq Global Select Market corporate governance requirements, including the requirements:

•	that a majority of our Board of Directors consists of “independent directors,” as defined under the rules of The Nasdaq Global Select Market;

•	that the compensation of our executive officers be determined, or recommended to the Board of Directors for determination, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a compensation committee comprised solely of independent directors; and

•	that director nominees be selected, or recommended to the Board of Directors for selection, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a nomination committee comprised solely of independent directors.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of The Nasdaq Global Select Market corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of The Nasdaq Global Select Market.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and Nasdaq Global Select Market rules with respect to our audit committee within the applicable time frame.

At each annual meeting of stockholders, all of our directors will be elected for a one-year term.

Audit Committee

Our audit committee is comprised of Messrs. Alexander and Whitlock and Dr. Roach. Our board has determined that Messrs. Alexander and Whitlock are independent directors as defined under and required by the Securities Exchange Act of 1934, or the Exchange Act, and the listing requirements of The Nasdaq Global Select Market. Rule 10A-3 under the Exchange Act and the listing requirements of The Nasdaq Global Select Market require that our audit committee be composed of a minimum of three members and that it be composed of a majority of independent directors within 90 days of the effectiveness of the registration statement of which this prospectus is a part and that it be composed solely of independent directors within one year of such date. Mr. Whitlock has been designated as the audit committee financial expert, as defined under

SEC rules. The principal duties of the audit committee, which will also be chaired by Mr. Whitlock, will be as follows:

•	to review our external financial reporting;

•	to engage our independent auditors; and

•	to review our procedures for internal auditing and the adequacy of our internal accounting controls.

Our Board of Directors has adopted a written charter for the audit committee that will be available on our website, http://www.kior.com, after the completion of this offering.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Alexander and Kaul and Dr. Roach. Our board has determined that Messrs. Alexander and Roach are independent as required by the listing requirements of The Nasdaq Global Select Market. Upon the completion of this offering, we will be a “controlled company” under The Nasdaq Global Select Market corporate governance standards and we will qualify for, and expect to rely on, exemptions from The Nasdaq Global Select Market corporate governance requirements that require our nominating and corporate governance committee to be composed entirely of independent members. The principal duties of the nominating and corporate governance committee, which will be chaired by Mr. Alexander, will be as follows:

•	to recommend to the Board of Directors proposed nominees for election to the Board of Directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between stockholder meetings; and

•	to make recommendations to the Board of Directors regarding corporate governance matters and practices.

Our Board of Directors has adopted a written charter for the corporate governance and nominating committee that will be available on our website, http://www.kior.com, after the completion of this offering.

Compensation Committee

Our compensation committee is comprised of Messrs. Kaul and Melo and Dr. Bachher. Our board has determined that Mr. Melo and Dr. Bachher are independent as defined by the rules of The Nasdaq Global Select Market. Upon the completion of this offering, we will be a “controlled company” under The Nasdaq Global Select Market’s corporate governance standards and we will qualify for, and expect to rely on, exemptions from The Nasdaq Global Select Market corporate governance requirements that require our compensation committee to be composed entirely of independent members. The principal duties of the compensation committee, which will be chaired by Mr. Melo, will be as follows:

•	to administer our stock plans and incentive compensation plans, including our stock incentive plans, and in this capacity, make all option grants or awards to our directors and employees under such plans;

•	to make recommendations to the Board of Directors with respect to the compensation of our chief executive officer and our other executive officers; and

•	to review key employee compensation policies, plans and programs.

Our Board of Directors has adopted a written charter for the compensation committee that will be available on our website, http://www.kior.com, after the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the Board of Directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

Mr. Kaul has pecuniary interests in Khosla Ventures and may be deemed to have an interest in certain transactions with us, as more fully described in “Certain Relationships and Related Person Transactions” below.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics in connection with this offering. The code will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), including directors and consultants. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct and ethics will be posted on our website at http://www.kior.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation of Directors

Our directors who are affiliated with certain of our other stockholders, Messrs. Kaul and O’Connor and Dr. Bachher, and our employee director, Mr. Cannon, have not received any compensation in connection with their service as directors. For information about the compensation that we pay to Mr. Cannon for his service as an executive officer, please read “Executive Compensation.”

We pay our non-employee directors who are not affiliated with any of our other stockholders a cash retainer of $2,500 per month, and we compensate them for the reasonable expenses that they incur in connection with their attendance of meetings. This policy currently applies to Messrs. Alexander, Melo and Whitlock and Dr. Roach. Except for this monthly retainer, we have not paid any cash compensation to any of our directors for their service on the Board of Directors or on committees of the Board of Directors. Each of our non-employee directors who is not affiliated with any of our other stockholders has also been awarded options as set forth in the table below.

The following table sets forth a summary of the compensation we paid to our non-employee directors during the year ended December 31, 2010:

Director Compensation for the Year Ended December 31, 2010

	Fees Earned or	Option
Name	Paid in Cash	Awards(1)(2)	Total

Ralph Alexander	$5,000	$202,542	$207,542
Jagdeep Singh Bachher	—	—	—
Samir Kaul	—	—	—
John Melo	$12,500	$202,542	$215,042
Paul O’Connor	—	—	—
William Roach	$12,500	$202,542	$215,042
Gary L. Whitlock	$2,500	$202,542	$205,042

(1)	All non-employee directors not affiliated with any of our other stockholders have been granted 230,870 options to purchase shares of Class A common stock at an exercise price of $1.98 with 5% of the option shares vesting upon the completion of each fiscal quarter measured from the applicable vesting commencement date in a series of 20 successive and equal quarterly installments over the 60-month period measured from the vesting commencement dates. The options are not exercisable for any additional option shares following the cessation of service.

(2)	Amounts in this column reflect the grant date fair value of each award computed in accordance with Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, Topic 718. These amounts do not correspond to the actual value that will be recognized by the directors. Our assumptions with respect to the calculation of stock-based compensation expenses are set forth above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical

Accounting Policies and Estimates — Stock-Based Compensation.” The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included elsewhere in this prospectus.

Limitation on Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective prior to the completion of this offering, will provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into new indemnification agreements with each of our current directors, officers and certain employees before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and certain employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to this registration statement.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following compensation discussion and analysis describes the compensation arrangements for our named executive officers for the year ended December 31, 2010. It also includes forward-looking statements that are based on our current plans, expectations and determinations regarding future elements of our compensation program.

Our named executive officers for the year ended December 31, 2010 are:

•	Fred Cannon, our President and Chief Executive Officer (“CEO”);

•	T. Kevin DeNicola, our former Chief Financial Officer (“CFO”); and

•	John Kasbaum, our Senior Vice President of Commercial.

The compensation of our named executive officers for the year ended December 31, 2010 is set forth in the Summary Compensation Table below.

We describe compensation actions taken in prior years to the extent that such descriptions enhance the understanding of our executive compensation practices and the disclosure in this prospectus. In connection with this offering, we anticipate making changes to our compensation practices for 2011 and later years that we believe will be more appropriate for a publicly traded company. This compensation discussion and analysis addresses our compensation practices in place during 2010 and highlights changes we plan to implement on the completion of this offering.

Redesignation of Common Stock

In connection with this offering, we intend to redesignate all shares of the class of our common stock currently designated as common stock as Class B common stock while the class of our common stock currently designated as Class A common stock will continue to be referred to as Class A common stock. Any rights to acquire shares of common stock prior to the redesignation will become rights to acquire shares of Class B common stock. Please see “Description of Capital Stock” for more detail on this redesignation. For clarity, our discussion below refers to Class A common stock and Class B common stock, as such classes will be in effect after the redesignation. (References to Class B common stock are intended also to refer, as appropriate, to our common stock prior to the redesignation.)

Compensation Philosophy and Objectives

We believe our success depends, among other things, on our ability to:

•	attract and retain a management team with the combined experience, knowledge and skills necessary to commercialize our renewable transportation fuels technology;

•	incentivize our management team to achieve our strategic objectives; and

•	create long-term stockholder value by aligning the financial interests of our management team with those of our stockholders.

Since our inception, our compensation philosophy has been directed at achieving these objectives and rewarding the creation of long-term stockholder value while prudently managing our capital resources and expenses as a development stage, pre-revenue company.

Historically, we have not engaged the services of a third-party compensation consultant to assist our Board of Directors in developing our approach to executive compensation. Instead, we relied on the judgment of our Board of Directors based on its members’ collective experiences in the clean technology, chemical and startup sectors in determining the appropriate levels of executive compensation and our approach to executive compensation. In March 2011, our compensation committee engaged Hay Group, an independent global management consulting firm, to assist our compensation committee in:

•	further developing our approach to executive compensation;

•	establishing an appropriate peer group for compensation purposes; and

•	providing benchmark compensation data regarding companies, including our competitors, with which we compete for executive talent.

We anticipate Hay Group will also advise our compensation committee on market practices and our compensation policies and programs, with a focus on our incentive programs.

Elements of Compensation for our Named Executive Officers

For 2010, compensation for our named executive officers consisted of a combination of base salaries, annual incentive bonuses, and equity compensation in the form of options and stock awards. Payment of the annual incentive bonus for Mr. Cannon was primarily determined based on the achievement of performance milestones established by the Board of Directors. Mr. DeNicola was not eligible to receive an annual incentive bonus with respect to 2010, as his employment was voluntarily terminated in January 2011 before the bonus was paid and, therefore, this bonus was forfeited.

Historically, our Board of Directors, based on the collective experience of its members, has used its subjective judgment in determining the appropriate mix of different elements of compensation and the balance of short-term versus long-term compensation. Generally, we seek to award a significant portion of each named executive officer’s compensation in the form of equity compensation in order to strongly incentivize the achievement of long-term objectives and the creation of long-term value for our stockholders and to conserve our cash resources. We believe that our approach of compensating executive officers with a significant equity component has been appropriate for a development stage, pre-revenue company such as ours and has enabled us to attract executive talent from more established companies and to compete with other technology companies for executive talent. While we have no pre-determined policy for the allocation of compensation between short-term and long-term elements, our compensation committee will be consulting with Hay Group as to the appropriateness of implementation of such a policy on a prospective basis.

Base Salaries.  We believe that competitive base salaries serve to attract talented and experienced executives and to reward our named executive officers for short-term, day-to-day performance. Base salary levels are set for each executive officer at the time the officer commences employment with us and is based on such officer’s experience and expected contributions to our development, as well as competitive conditions in the market for talented executives. Our compensation committee is empowered to set the base salary of our CEO and, in consultation with our CEO, to set the base salaries of our other named executive officers. Generally, the cash component of our named executive officers’ compensation (base salary and bonuses) has been less than the officers could likely have received at more established companies, such as their respective previous employers. We believe that offering a compensation package more heavily weighted towards an equity component has enabled us to recruit our named executive officers to our company, serves to reward them for the creation of long-term value and is appropriate for a company in our stage of development.

Annual Bonuses.  The offer letters for Messrs. Cannon and DeNicola provide for potential annual cash incentive bonuses. The possibility of earning cash bonuses is intended to encourage executives to work towards the achievement of defined company objectives and strategic goals that are established by our Board of Directors. For Mr. Cannon’s second year of employment, which ended in June 2010, the Board of Directors determined that his annual bonus would be determined based on completion of a demonstration facility and placing the facility into operational status, an increase in our overall product yields, completion of our loan application under the DOE loan guarantee program, completion of the design of the initial-scale commercial production facility and closing of the Series B financing. The Board of Directors reviewed the attainment of these goals and determined that all milestones had been achieved at a level in excess of bonus requirements. In recognition of such superior milestone attainment, the Board of Directors awarded Mr. Cannon 60,000 fully vested shares (subject to transfer restrictions) in lieu of a cash bonus of $118,800 to conserve our cash resources. Based on the then-current $1.98 fair market value of our stock, an award of 60,000 shares was determined. The Board of Directors believed the bonus provided a suitable recognition for superior attainment and would provide an incentive for future outstanding performance. In July 2010, the Board of Directors increased Mr. Cannon’s annual bonus potential to $100,000, subject to completion of milestones. Mr. DeNicola was not awarded an annual bonus as he was no longer employed. Following the completion of this offering, the compensation committee will annually review and approve milestones that bear on annual bonus compensation. The compensation committee anticipates working with Hay Group regarding establishment of an annual bonus program following the completion of this offering.

Equity Compensation.  Equity incentives are intended to help align the long-term financial interests of our executives with those of our stockholders. The potential future value of equity awards is also important to our efforts to attract talented and skilled executives. Prior to 2011, we generally have granted equity awards in the form of stock options with an exercise price equal to the fair market value of the common stock underlying the award on the date of the grant, and in March 2011, we granted 409A Options, as defined below. Under the terms of our amended and restated 2007 Stock Option/Stock Issuance Plan, the option awards we granted generally vest and become exercisable at a rate of 20% on the first anniversary of the grant date with the remainder vesting in equal monthly installments over the next four years; however, in March, 2011, we granted certain options that generally vest on the fifth anniversary of the vesting commencement date. Prior to 2011, our options provided for immediate exercisability, with the resulting shares being subject to certain transfer restrictions and repurchase rights of the company until such times as the underlying options would have vested. Our Board of Directors is authorized to set different vesting schedules and exercise prices and has used that authority with respect to certain awards, as further disclosed in the compensation tables below. Prior to 2011, our Board of Directors generally determined that awards with 20% vesting on the first anniversary and incremental monthly vesting over the following four-year period would provide a strong incentive for both continued employment and dedication towards increasing shareholder value as well as appropriateness in light of our focus on our long-term objectives; the exercise prices for these awards were based on fair market value as determined by our Board of Directors and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.” As stated above, we have also granted fully vested awards of stock to our CEO pursuant to the amended and restated 2007 Stock Option/Stock Issuance Plan in lieu of cash bonus payments to conserve our cash resources. We believe that equity awards serve to align the interests of our named executive officers with those of our stockholders because such awards incentivize our executive officers to work towards increased stockholder value over the long term. We also believe that the general five-year vesting schedule of our option grants improves our ability to retain our named executive officers. Our compensation committee plans to adopt a new equity compensation program appropriate for a public company that will provide for additional types of equity awards. For more information about our amended and restated 2007 Stock Option/Stock Issuance Plan and our future equity compensation plan, please see “— Amended and Restated 2007 Stock Option/Stock Issuance Plan” and “— 2011 Long-Term Incentive Plan” below.

We have typically granted stock options to our named executive officers in connection with the commencement of their employment with us. The size of the initial grant is determined based on the executive’s position with us and takes into account the executive’s base salary and other compensation. These initial grants are intended to provide the executive with an incentive to build long-term stockholder value. Our Board of Directors also has awarded additional options to certain of our named executive officers at other times when, in the Board’s judgment, such awards were advisable to assist in executive retention or to reward significant company or individual performance.

Stock options are granted with an exercise price determined as provided under our amended and restated 2007 Stock Option/Stock Issuance Plan. Upon completion of this offering, we expect to determine fair market value for purposes of option pricing based on the most recent closing price of our Class A common stock on The Nasdaq Global Select Market.

Messrs. Artzer, Cappello and Karnes joined our executive team in 2011, bringing critical experience to our company. As we believed that it was important to align the interests of our entire executive team in the growth of our company, the Board of Directors granted options to these new executives at the exercise price of

$1.98 per share. As the fair market value of the underlying shares on the date of grant may have been greater than the exercise price, it was necessary to structure the options in a manner compliant with Section 409A of the Internal Revenue Code. The options generally vest on the fifth anniversary of the grant date. For more information about these options, please read “— Amended and Restated 2007 Stock Option/Stock Issuance Plan” below.

Finally, our Board has approved accelerated vesting on the date of termination of 100% of unvested options for each of Messrs. Cannon, Artzer, Cappello and Karnes and 50% of unvested options for Mr. Kasbaum if the respective officer is terminated without cause following a change of control. We believe this serves as a retention tool as well as reducing the degree to which possible loss of employment might affect an officer’s willingness to pursue transactions that, while resulting in his loss of employment, might be potentially beneficial for stockholders. These arrangements with our named executive officers are discussed in more detail in “— Employment Arrangements with Executives” below. Messrs. Artzer, Cappello and Karnes joined us in 2011 and therefore were not named executive officers at the end of fiscal 2010.

Compensation Decision Process

From our inception until the establishment of the compensation committee of our Board of Directors as discussed below, our Board of Directors has overseen the compensation of our executive officers and our executive compensation programs. Non-employee directors reviewed and approved our executive compensation and benefits policies, including our amended and restated 2007 Stock Option/Stock Issuance Plan. Our Board of Directors historically has relied on its members’ business judgment and collective experience with respect to compensation practices at other companies in the technology sector, both established and start-up enterprises.

Historically, our Board of Directors has approved levels of base salaries for new executives that, in its judgment, were necessary to attract the executives from the positions they previously held or from other positions available to individuals with their respective experience and skills and that were in line with other start-up companies in the technology sector. Salary increases were historically awarded to our named executive officers by our Board of Directors from time to time when our Board deemed such increases to be appropriate to retain our named executive officers or to reward them for our company’s progress and their contribution towards that progress. None of our named executive officers is currently party to an employment agreement that provides for scheduled or automatic increases in base salary. In addition, our historical compensation approach has been to keep our CEO, Mr. Cannon, as our most highly paid employee, including awarding him the highest base salary.

In setting the levels of equity compensation, our Board of Directors has historically relied on the business judgment and collective experience of its members in the industries in which we compete for executives. As discussed above, our named executive officers received initial option grants upon the commencement of their employment at levels determined by our Board of Directors. Our Board of Directors has also awarded additional options to certain of our named executive officers at other times, not in connection with the commencement of their employment when, in the Board’s judgment, such awards were advisable to assist in executive retention or to reward significant performance. While we have not had a predetermined policy on the timing or frequency of additional equity award grants to our named executive officers, we anticipate that our compensation committee will be considering such issues with the advice of Hay Group following the completion of this offering.

In March 2010, our Board of Directors established a compensation committee and appointed Messrs. Cannon and Kaul to that committee. In February 2011, the Board reconstituted the compensation committee and appointed Messrs. Kaul and Melo and Dr. Bachher to serve on that committee. Since its formation, the compensation committee has been responsible for evaluating and recommending our executive compensation policies and plans for approval by our Board. Following the completion of this offering, the compensation committee will make these decisions. While we have not used peer group analysis or benchmarking to set levels of executive compensation in the past, our compensation committee intends to use benchmarking data provided by Hay Group as a reference in determining appropriate levels of compensation in the future. The charter of our compensation committee grants the committee sole authority to retain outside consultants or counsel to assist it in its duties with respect to establishing compensation practices and the level of executive compensation.

Other Executive Benefits

We provide the following benefits to our named executive officers on the same basis as other eligible employees:

•	health and dental insurance;

•	vacation, sick days and personal days;

•	life insurance and supplemental life insurance;

•	long-term disability insurance;

•	a 401(k) plan;

•	flexible spending accounts;

•	an employee assistance program; and

•	income tax planning assistance.

We believe these benefits are generally consistent with benefits offered by companies with which we compete for employees and executives. In light of the immediate exercisability of certain of our stock options discussed above and potential decision making related to Section 83(b) elections under the Internal Revenue Code as well as the implications of this offering, we believe it is in the company’s best interest to provide tax planning assistance in order that our employees may more easily devote their time to business activities.

Other Compensation Policies and Practices

Tax considerations.  Section 162(m) of the Internal Revenue Code disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for each named executive officer (other than our chief financial officer), unless compensation is performance-based. As we are not currently publicly traded, the deductibility limit imposed by Section 162(m) has not applied to us.

The 2011 Long-Term Incentive Plan qualifies for transition relief under Treasury Regulation Section 1.162-27(f), which provides that the deduction limit of Section 162(m) of the Internal Revenue Code does not apply to a compensation plan or agreement that existed during the period in which we were not publicly held. Generally, we will be able to rely on this transition relief for a period of three years after we become publicly held. Thereafter, we can preserve the deductibility of compensation over $1,000,000 if certain conditions of Section 162(m) are met, including stockholder approval of the plan and the material terms of the performance goals. At such time as Section 162(m) limits our deductibility, we expect that our compensation committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). For more information about our 2011 Long-Term Incentive Plan, please see “— 2011 Long-Term Incentive Plan” below.

Policy regarding the timing of equity awards.  Because we have been a privately-owned company since our inception, there has been no market for our Class A common stock. Accordingly, in 2010, we had no program or policy with respect to the timing of option grants to executive officers relative to the release of material non-public information. We anticipate working with Hay Group to consider such a policy for implementation after we become a public company.

Policy regarding restatements of performance measures.  We do not have a formal policy regarding adjustment or recovery of bonus payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payment. Under those circumstances, our Board of Directors or our compensation committee would evaluate whether adjustments or recoveries of payments were appropriate based upon the facts and circumstances surrounding the restatement. Our compensation committee will evaluate establishment of a formal policy with Hay Group.

Stock ownership policies.  We have not established stock ownership or similar guidelines with regards to our executive officers at the time of this offering; however, all of our executive officers currently have a direct or indirect, through their stock option holdings, equity interest in our company, and we believe that they regard the potential returns from these interests as a significant element of their potential compensation for services to us.

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to the compensation earned for services rendered in all capacities during our fiscal year ended December 31, 2010.

Summary Compensation Table

					Non-Equity
			Stock	Option	Incentive Plan	All Other
		Salary	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(1)	($)	($)	($)

Fred Cannon	2010	299,897	—	1,960,343	118,800(2)	8,881	2,387,921
President and Chief Executive Officer
T. Kevin DeNicola(3)	2010	235,686	—	—	—	903	236,589
Former Chief Financial Officer
John Kasbaum	2010	140,750	—	491,288	—	5,713	637,751
Senior Vice President Commercial

(1)	The amounts shown under “Stock Awards” and “Option Awards” in the above table reflect the grant date fair value of these awards as determined in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, excluding the effects of estimated forfeitures. We based the fair value of stock awards on the market price of the shares awarded on the grant date. We calculated the value of stock option awards using the Black-Scholes option-pricing model. See Note 2 to our consolidated financial statements in this prospectus for a discussion of the valuation assumptions used in the valuation of option awards. Please see the “— Grants of Plan-Based Awards Table” for more information regarding equity awards granted during fiscal year 2010.

(2)	In lieu of a cash bonus for the period of employment ended in June 2010, Mr. Cannon was awarded 60,000 fully vested shares of Class A common stock (subject to transfer restrictions) on July 29, 2010 with respect to achievement of the milestones described above in “— Elements of Compensation for Our Named Executive Officers — Annual Bonuses” in order to conserve our cash resources. Milestones were set based on full completion rather than percentage of completion and thus we do not provide thresholds or maximums as part of our annual performance bonus program. Based on the then-current $1.98 fair market value of our stock, an award of 60,000 shares was determined. While milestones were structured with a focus on full completion, our Board of Directors recognized the superior attainment of the prescribed milestones and desired to reward this superior attainment by awarding a bonus in an amount greater than that set forth in Mr. Cannon’s employment agreement.

(3)	Mr. DeNicola’s employment with us terminated effective in January 2011.

Grants of Plan-Based Awards

The following table provides information concerning each grant of an award made to our named executive officers under any plan during our fiscal year ended December 31, 2010. No awards were granted to Mr. DeNicola, our former CFO, in 2010.

Grants of Plan-Based Awards for Fiscal Year 2010

			All Other
			Stock		All Other
			Awards:		Option Awards
		Estimated Future	Number		Number of	Exercise or	Grant Date Fair
		Payouts Under Non-	of Shares		Securities	Base Price of	Value of Stock
		Equity Incentive Plan	of Stock		Underlying	Option	and Option
Name	Grant Date	Awards(1)	or Units		Options(2)	Awards(3)	Awards(4)
			(#)		(#)	($/Sh)	($)

Mr. Cannon	03/22/2010	—	895,520	(5)	—	—	51,985
	07/28/2010	—	—		1,064,048	1.98	933,489
	07/28/2010				1,170,470	1.98	1,026,853
	07/29/2010	—	60,000	(6)	—	—	52,638
	07/28/2010	100,000

Mr. Kasbaum	07/28/2010	—	—		560,000	1.98	491,288

(1)	Milestones were set based on full completion rather than percentage of completion and thus we do not provide thresholds or maximums as a part of our annual performance bonus program. Our performance program is described above in “ — Elements of Compensation for Named Executive Officers — Annual Bonuses.” Actual amounts awarded in 2010 are included in the “ — Summary Compensation Table” above.

(2)	Grants of 1,064,048 options to Mr. Cannon are subject to vesting upon achievement of three milestones determined by the Board of Directors, with 1/3 of the shares vesting with each achievement. The first and second milestones have been achieved: the execution of the memorandum of understanding with the Mississippi Development Authority, which occurred in November 2010, and the execution of a commercially acceptable product offtake agreement, which was signed with Hunt Refining Company, or Hunt, in February 2011. The third milestone, the mechanical completion of our initial-scale commercial production facility under construction in Columbus, Mississippi, has not yet been achieved. Other grants vest as to 20% of the original number of shares on the first anniversary of the vesting commencement date and as to an additional 1/60th of the original number of shares each month thereafter until the fifth anniversary of the vesting commencement date, subject to continued service through each relevant vesting date. 100%, or 50% with respect to Mr. Kasbaum, of unvested options are subject to immediate vesting upon a change of control of our company and termination of employment following a change of control, as further described below in “— Potential Benefits upon Termination Following a Change of Control.” All options were granted under our amended and restated 2007 Stock Option/Stock Issuance Plan.

(3)	Represents the fair market value of a share of our Class A common stock and Class B common stock, as determined by our Board of Directors, on the respective option grant date. For a discussion of our methodology for determining the fair market value of our Class A common stock and Class B common stock, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation” elsewhere in this prospectus.

(4)	Reflects the grant date fair value of each award as determined in accordance with FASB ASC Topic 718, excluding the effects of estimated forfeitures. We based the fair value of stock awards on the market price of the shares awarded on the grant date. We calculated the value of stock option awards using the Black-Scholes option-pricing model. See Note 2 to our consolidated financial statements in this prospectus for a discussion of the valuation assumptions used in the valuation of option awards.

(5)	Mr. Cannon was awarded 895,520 fully vested shares of Class B common stock (subject to transfer restrictions) on March 23, 2010 with respect to achievement of milestones for 2009.

(6)	Mr. Cannon was awarded 60,000 fully vested shares of Class A common stock (subject to transfer restrictions) on July 29, 2010 with respect to achievement of the milestones described above in “— Elements of Compensation for Our Named Executive Officers — Annual Bonuses.” Shares were fully vested upon date of grant, subject to certain transfer restrictions, and were granted in lieu of an annual cash bonus.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held as of December 31, 2010 by our named executive officers.

Outstanding Equity Awards at Fiscal Year-End 2010

		Option Awards
				Equity
				Incentive
				Plan
				Awards:
		Number of	Number of	Number of
		Securities	Securities	Securities
		Underlying	Underlying	Underlying
		Unexercised	Unexercised	Unexercised	Option	Option
		Options	Options	Options	Exercise	Vesting	Option
		(#)	(#)	(#)	Price	Commencement	Expiration
Name	Grant Date	Exercisable(1)	Unexercisable	Unearned	($)	Date	Date

Mr. Cannon	04/23/2009	3,085,720	—	1,200,004	0.0838	06/15/2008	04/22/2019(2)
	07/28/2010	1,170,470	—	1,024,162	1.98	06/01/2010	07/27/2020(3)
	07/28/2010	1,064,048	—	354,680	1.98	—	07/27/2020(4)
Mr. DeNicola	12/30/2009	298,134	1,077,866	—	0.09	12/16/2009	04/20/2011(2)
Mr. Kasbaum	07/28/2010	560,000	—	560,000	1.98	06/01/2010	07/27/2020(2)

(1)	Options granted under the amended and restated 2007 Stock Option/Stock Issuance Plan prior to 2011 allowed for the option to be exercised prior to vesting with the stock acquired on exercise being subject to certain transfer restrictions and repurchase rights of the company at the lesser of fair market value or the exercise price, with such repurchase rights lapsing at such time as the underlying options would have vested.

(2)	Grants vest as to 20% of the original number of shares on the first anniversary of the vesting commencement date and as to an additional 1/60th of the original number of shares each month thereafter until the fifth anniversary of the vesting commencement date, subject to continued service through each relevant vesting date; additionally, options to purchase 685,712 shares granted to Mr. Cannon vested on the grant date. 100%, or 50% with respect to Mr. Kasbaum, of unvested options are subject to rights to immediate vesting upon a change of control of our company and termination of employment following a change of control, as further described below in “— Potential Benefits upon Termination Following a Change of Control.” Mr. DeNicola’s options have been forfeited as his employment with us terminated in January 2011. All options were granted under our amended and restated 2007 Stock Option/Stock Issuance Plan.

(3)	Grants vest in a series of 48 successive equal monthly installments upon the optionee’s completion of each additional month of service over a 48-month period measured from the vesting commencement date. If an optionee exercises options prior to vesting, the option shares initially will be unvested until such time as the underlying options would have vested and are subject to repurchase by us at the lower of the exercise price or the fair market value per share at the time of optionee’s cessation of service. 100% of unvested options are subject to rights to immediate vesting upon a change of control of our company and termination of employment following a change of control, as further described below in “— Potential Benefits upon Termination Following a Change of Control.” All options were granted under our amended and restated 2007 Stock Option/Stock Issuance Plan.

(4)	Grants vest upon achievement of three milestones determined by the Board of Directors, with 1/3rd of the shares vesting with each achievement. The first and second milestones have been achieved: the execution of the memorandum of understanding with the Mississippi Development Authority, which occurred in

November 2010, and the execution of a commercially acceptable product offtake agreement, which was signed with Hunt in February 2011. The third milestone, the mechanical completion of our initial-scale commercial production facility under construction in Columbus, Mississippi, has not yet been achieved.

Option Exercises and Stock Vested During Fiscal 2010

None of our named executive officers exercised stock options during 2010.

Potential Benefits upon Termination Following a Change of Control

None of our named executive officers have any agreements with respect to severance payments.

As described below in “— Employment Arrangements with Executives,” the Board has approved accelerated vesting of 100% of unvested options for Messrs. Cannon, Artzer, Cappello, DeNicola and Karnes and 50% of unvested options for Mr. Kasbaum in the event that such executive is terminated without cause within 12 months following a change of control of KiOR. For these purposes, a “change of control” is defined as (i) a merger or acquisition of us after which our stockholders immediately prior to such transaction own less than 50% of the surviving entity or (ii) a sale of all or substantially all of our assets. For these purposes “cause” is defined as (i) indictment or conviction of any felony or any crime involving moral turpitude or dishonesty, including a plea of guilty or no contest; (ii) commission or furtherance of a fraud or act of dishonesty against us; (iii) repeated abuse of alcohol or abuse of any controlled substance; (iv) willful failure or refusal to perform the officer’s job duties; (v) intentional damage to any of our property; or (vi) material violation of any contract with us or policy of ours. Each of Messrs. Cannon, DeNicola, Kasbaum and Karnes executed a proprietary information and inventions assignment agreement, described under “— Employment Arrangements with Executions” below. Any material breach of such agreement would constitute cause and would result in a forfeiture of the breaching officer’s accelerated awards.

The following table summarizes the value of the accelerated options of Messrs. Cannon, DeNicola and Kasbaum assuming they had been terminated on December 31, 2010 following a change of control. Mr. DeNicola’s employment with the company was voluntarily terminated in January 2011.

Termination Without Cause
Within 12 Months Following a
Change of Control
Name	Value of Accelerated Options

Mr. Cannon	$2,275,508 (1)
Mr. DeNicola	—
Mr. Kasbaum	—

(1)	This amount is equal to the product of (a) 100%, or 50% in the case of Mr. Kasbaum, of the number of shares underlying unexercised options that would vest immediately upon termination without cause following a change of control, assuming a December 31, 2010, change of control and employment termination and (b) the excess of $1.98 per share, which represents our Board of Directors’ determination of the fair market value of our common stock as of December 2, 2010, over the exercise price of the option.

Employment Arrangements with Executives

Each of our named executive officers received an offer letter in connection with the commencement of his employment with us. As a condition to employment, each of our named executive officers has entered into a proprietary information and inventions assignment agreement. Under these agreements, each named executive officer has agreed not to compete with us during his employment, not to solicit our employees during his employment or for a period of one year following the termination of his employment, to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment.

Fred Cannon.  On May 12, 2008, we provided Mr. Cannon with an offer letter setting forth the terms and conditions of his employment. The offer letter provided for an initial annual base salary of $275,000, with the ability to earn an annual bonus of up to $75,000 upon the achievement of certain milestones to be determined by Mr. Cannon and our Board of Directors. Mr. Cannon’s base salary has since been increased to $341,250 and his potential annual bonus has been raised to $100,000. In connection with the commencement of his employment, Mr. Cannon received incentive options to purchase an aggregate of 3,085,720 shares of our Class B common stock with a weighted average exercise price of $0.0838 per share, of which the first 685,712 options were fully vested on the grant date and the remaining options vest with 20% of the total number of shares vested on the first anniversary of the vesting commencement date, and the remaining balance of the shares subject to the options vesting in 48 equal monthly installments thereafter until all shares are vested, subject to his continued employment with us. The Board has approved accelerated vesting of 100% of his unvested options if he is terminated without cause following a change of control.

T. Kevin DeNicola.  On September 23, 2009, we provided Mr. DeNicola with an offer letter setting forth the terms and conditions of his employment. The offer letter provided for an annual base salary of $250,000, with the ability to earn an annual bonus of up to $100,000 upon the achievement of certain milestones to be set by Mr. DeNicola and us. In connection with the commencement of his employment, Mr. DeNicola received incentive options to purchase 1,376,000 shares of our Class B common stock with an exercise price of $0.09 per share, which options vested as to 1/5th of the total number of shares subject to the option on the first anniversary of the vesting commencement date, and the remaining balance of the shares subject to the option were to vest in 48 equal monthly installments thereafter until all shares vested, subject to his continued employment with us. Mr. DeNicola’s offer letter also provided that if he was terminated without cause following a change of control, 100% of his unvested options would have become vested upon the date of termination. Mr. DeNicola’s employment was voluntarily terminated in January 2011, and he forfeited his remaining unvested options.

John Kasbaum.  On May 3, 2010, we provided Mr. Kasbaum with an offer letter setting forth the terms and conditions of his employment. The offer letter provided for an initial annual base salary of $240,000. In connection with the commencement of his employment, Mr. Kasbaum received incentive options to purchase an aggregate of 560,000 shares of our Class A common stock with an exercise price of $1.98 per share, of which 1/5th of the total number of shares subject to the option will vest on the first anniversary of his employment date, and the remaining balance of the shares subject to the options vesting in 48 equal monthly installments thereafter until all shares are vested, subject to his continued employment with us. The Board has approved accelerated vesting of 50% of his unvested options if he is terminated without cause following a change of control.

Joseph Cappello.  On January 30, 2011, we provided Mr. Cappello with an offer letter setting forth the terms and conditions of his employment as President of International. The offer letter provided for an initial annual base salary of $300,000 with the ability to earn an annual bonus of up to $100,000 upon the achievement of certain milestones to be set by us. In connection with the commencement of his employment, Mr. Cappello was granted 409A Options to purchase an aggregate of 1,062,662 shares of our Class A common stock with an exercise price of $1.98 per share under the amended and restated 2007 Stock Option/Stock Issuance Plan, which options will vest on the fifth anniversary of the grant date, subject to his continued employment with us. For more information about our 409A Options, please see “— Amended and Restated 2007 Stock Option/Stock Issuance Plan” immediately below. In the event of death or disability, the 409A Options would vest on a pro rata basis based on the number of days of service, provided such death or disability occurred after the one-year anniversary of the grant date. If Mr. Cappello is terminated without cause following a change of control, 100% of his unvested options would become vested upon the date of termination.

John Karnes.  On February 8, 2011, we provided Mr. Karnes with an offer letter setting forth the terms and conditions of his employment as our Chief Financial Officer. The offer letter provided for an initial annual base salary of $250,000 with the ability to earn an annual bonus of up to $100,000 upon the achievement of certain milestones to be set by us. In connection with the commencement of his employment, Mr. Karnes was granted 409A Options to purchase an aggregate of 1,100,000 shares of our Class A common stock with an exercise price of $1.98 per share under the amended and restated 2007 Stock Option/Stock Issuance Plan, which options will vest on the fifth anniversary of the grant date, subject to his continued employment with us. For more information about our 409A Options, please see “— Amended and Restated 2007 Stock Option/Stock Issuance Plan” immediately below. In the event of death or disability, the 409A Options would vest on a pro rata basis based on the number of days of service, provided such death or disability occurred after the one-year anniversary of the grant date. If Mr. Karnes is terminated without cause following a change of control, 100% of his unvested options would become vested upon the date of termination.

Christopher Artzer.  On February 11, 2011, we provided Mr. Artzer with an offer letter setting forth the terms and conditions of his employment as our Vice President, General Counsel and Corporate Secretary. The offer letter provided for an initial annual base salary of $285,000 with the ability to earn an annual bonus of up to $50,000 upon the achievement of certain milestones to be set by us. In connection with the commencement of his employment, Mr. Artzer was granted 409A Options to purchase an aggregate of 265,600 shares of our Class A common stock with an exercise price of $1.98 per share under the amended and restated 2007 Stock Option/Stock Issuance Plan, which options will vest on the fifth anniversary of the grant date, subject to his continued employment with us. For more information about our 409A Options, please see “— Amended and Restated 2007 Stock Option/Stock Issuance Plan” immediately below. In the event of death or disability, the 409A Options would vest on a pro rata basis based on the number of days of service, provided such death or disability occurred after the one-year anniversary of the grant date. If Mr. Artzer is terminated without cause following a change of control, 100% of his unvested options would become vested upon the date of termination.

William K. Coates.  On May 12, 2011, we provided Mr. Coates with an offer letter setting forth the terms and conditions of his employment as Chief Operating Officer. The offer letter provided for an initial annual base salary of $350,000 with the ability to earn an annual bonus of up to $150,000 upon the achievement of certain milestones to be set by us. In addition, Mr. Coates will receive a one-time signing bonus of $100,000, subject to continued employment through June 6, 2012. In connection with the commencement of his employment, Mr. Coates will be granted options, to purchase an aggregate of 354,220 shares of our Class A common stock with an exercise price equal to the price to public per share in this offering, of which 1/5th of the total number of shares subject to the option will vest on the first anniversary of his employment date, and the remaining balance of the shares subject to the options vesting in 48 equal monthly installments thereafter until all shares are vested, subject to his continued employment with us. Also in connection with the commencement of his employment, Mr. Coates will be granted, effective upon the pricing of this offering, 708,440 shares of restricted stock, which vest in equal annual installments over five years from the date of his employment. If Mr. Coates is terminated without cause following a change of control, 100% of his unvested options and shares of restricted stock would become vested upon the date of termination.

Amended and Restated 2007 Stock Option/Stock Issuance Plan

On October 12, 2007, our Board of Directors adopted, and our stockholders subsequently approved, our 2007 Stock Option/Stock Issuance Plan. On March 17, 2010, our Board of Directors adopted, and our stockholders subsequently approved, our amended and restated 2007 Stock Option/Stock Issuance Plan, which, among other changes, increased the number of shares available for issuance and authorized the issuance of our Class A common stock, which was newly authorized, pursuant to the exercise of certain options. The maximum number of shares of Class A common stock and Class B common stock which may be issued under the amended and restated 2007 Stock Option/Stock Issuance Plan is 21,936,656 shares, of which 10,301,816 shares must be Class A common stock, subject to adjustment as provided thereunder. On March 18, 2011, our Board also amended the amended and restated 2007 Stock Option/Stock Issuance Plan to allow for the grant of options which comply with Section 409A of the Internal Revenue Code. The amended and restated 2007 Stock Option/Stock Issuance Plan provides for awards under two separate equity programs: (i) the Option Grant Program, under which eligible persons may be granted options, and (ii) the Stock Issuance Program, under which eligible persons may be granted awards of stock. Our Board of Directors administers the amended and restated 2007 Stock Option/Stock Issuance Plan. Our Board of Directors may

delegate administrative functions to our compensation committee and has delegated to our compensation committee the authority to issue any stock or option award that is less than 1% of our then-outstanding capital stock on an as-converted basis without the consent of the full Board of Directors. Shares of our Class A common stock acquired pursuant to the exercise of an option prior to our initial public offering are subject to repurchase rights by us and a right of first refusal in favor of us and may be subject to certain other restrictions.

Option Grant Program.  Our amended and restated 2007 Stock Option/Stock Issuance Plan provides for the grant of options to our employees, directors, consultants and other independent advisors who provide services to us or to any subsidiary of ours. Options may be granted in the form of incentive stock options which meet the requirements of Section 422 of the Internal Revenue Code or nonqualified stock options, both of which are generally exempt from Section 409A of the Internal Revenue Code if the exercise price is at least equal to the fair market value of the underlying stock on the date of grant, and in the case of incentive options, 110% of fair market value in the event of a grantee who is greater than a 10% stockholder. Additionally, options may be granted in a manner that is compliant with Section 409A of the Internal Revenue Code in which event the exercise price may be less than the fair market value of the underlying stock on the date of grant (“409A Options”). The term of any option may not exceed ten years, except that any incentive option granted to an employee who is greater than a 10% stockholder may not exceed five years. In the event of a change of control, the amended and restated 2007 Stock Option/Stock Issuance Plan provides that unvested options will be assumable by the successor corporation and that no unvested options will be subject to accelerated vesting upon the change of control, but our Board may provide for accelerated vesting immediately prior to a change of control. Our Board of Directors is authorized to grant options under the amended and restated 2007 Stock Option/Stock Issuance Plan which provide for accelerated vesting if the grantee is involuntarily terminated following a change of control.

The amended and restated 2007 Stock Option/Stock Issuance Plan allows for grantees to exercise unvested incentive and nonqualified options in which event they receive shares of Class B common stock or Class A common stock subject to the vesting schedule of the underlying option. Grantees are also allowed to make elections under Section 83(b) of the Internal Revenue Code within 30 days of the receipt of such shares.

After an employee, director, consultant or independent advisor ceases to provide services to us, incentive and nonqualified options held by such individual will remain exercisable for a period of three months following cessation of service, except that such options will remain exercisable for 12 months in the event of a cessation of service caused by death or disability and any options will terminate immediately upon a termination for misconduct. An incentive and nonqualified option may be exercised later than the above-described time periods if the plan administrator so determines, but in no event beyond the expiration of the option term.

To be compliant with Section 409A of the Internal Revenue Code, any 409A Options must provide for a specified time of exercise which generally may not be accelerated. As granted, the 409A Options may only be exercised on the earlier of these required exercise dates: (i) the first business day after the date that is 30 days following the optionee’s separation from service or (ii) the first business day after the date that is 60 days following the optionee’s death or disability. However, if this required exercise date has not occurred prior to November 1, 2016, then the option may be exercised between such date and the earlier of the described required exercise dates or December 31, 2016. In no event will a 409A Option be exercisable after December 31, 2016.

Stock Issuance Program.  Our amended and restated 2007 Stock Option/Stock Issuance Plan provides for direct issuance of shares of our Class A common stock and Class B common stock. We may issue common stock to employees, directors, consultants or other independent advisors at a purchase price set by our Board of Directors, or as a bonus for services rendered to us. The shares that we issue under this program may be subject to vesting restrictions based on length of service or the attainment of specified objectives as determined by our Board of Directors. After an employee, director, consultant or independent advisor ceases to provide services to us, any unvested shares must be immediately returned to us for cancellation and we are obligated to refund to any holder who paid consideration for issued shares the lesser of (i) the consideration paid for such shares or (ii) the fair market value at the time of the cessation of service. Our plan administrator is authorized to waive the return and cancellation of unvested shares in the event of a cessation of service, which results in the immediate vesting of those shares. In the event of a change of control, the amended and restated 2007 Stock Option/Stock Issuance Plan provides that our repurchase rights will be assumable by the successor corporation and that no unvested shares will be subject to accelerated vesting, but our Board may provide for the termination of the repurchase rights on an accelerated basis and for share vesting in the event of a grantee’s involuntary termination following a change of control.

Our Board of Directors has the authority to amend or modify the amended and restated 2007 Stock Option/Stock Issuance Plan, provided such action does not impair the rights of any participant without the written consent of such participant.

2011 Long-Term Incentive Plan

Prior to the completion of this offering, we anticipate adopting a 2011 Long-Term Incentive Plan, which will be effective upon the completion of this offering. Upon the adoption of the 2011 Long-Term Incentive Plan, we will no longer make awards under the amended and restated 2007 Stock Option/Stock Issuance Plan. The following summary describes the principal features of the 2011 Long-Term Incentive Plan, which is under consideration.

Objectives.  The 2011 Long-Term Incentive Plan is designed to attract and retain officers, employees and directors of the company and its subsidiaries, to encourage the sense of proprietorship of such persons, to stimulate the active interest of such persons in our development and financial success and to provide them with additional incentive and reward opportunities designed to enhance our profitable growth. These objectives are to be accomplished by making awards under the 2011 Long-Term Incentive Plan and thereby providing participants with a proprietary interest in our growth and performance.

Eligibility.  All employees and directors of the company are eligible for awards under the 2011 Long-Term Incentive Plan. Our compensation committee will select the participants from time to time for the grant of awards.

Shares Available for Awards.  Shares of Class A common stock representing ten percent of all common stock outstanding upon the completion of this offering will be available for awards granted, wholly or in part (including rights or options which may be exercised for or settled in common stock), under the 2011 Long-Term Incentive Plan. The maximum number of shares related to or exercisable for awards to an individual during the term of the 2011 Long-Term Incentive Plan will be 1,000,000. All shares of Class A common stock available for awards under the 2011 Long-Term Incentive Plan may be the subject incentive stock options.

Our Board of Directors may make certain adjustments to the terms of outstanding awards and the number of shares available under the 2011 Long-Term Incentive Plan, cancel awards for cash or exchange awards in the event of any subdivision or consolidation of outstanding shares of Class A common stock or declaration of a dividend payable in shares of common stock or capital reorganization or reclassification or other transaction involving an increase or reduction in the number of outstanding shares of Class A common stock, our consolidation or merger with another corporation or entity, our adoption of a plan of exchange affecting the common stock, any distribution to holders of common stock of securities or property (other than normal cash dividends or dividends payable in common stock) or our acquisition of property or stock, separation, reorganization or liquidation.

Shares subject to awards under the 2011 Long-Term Incentive Plan that are forfeited, terminated, expire unexercised, settled for cash, withheld to satisfy tax obligations or otherwise lapse will again become available for awards under the 2011 Long-Term Incentive Plan.

Administration.  The 2011 Long-Term Incentive Plan will be administered by our compensation committee. The compensation committee will have full and exclusive power to interpret the 2011 Long-Term Incentive Plan and to adopt such rules, regulations and guidelines for carrying out the 2011 Long-Term Incentive Plan as they may deem necessary or proper, all of which powers shall be exercised in our best interests and in keeping with the objectives of the 2011 Long-Term Incentive Plan. The compensation committee may amend or modify any award that is not adverse to the participant or to which the participant consents. Any decisions of the compensation committee in the interpretation and administration of the 2011 Long-Term Incentive Plan will lie within its sole and absolute discretion and will be final, conclusive and binding on all parties concerned. The compensation committee may delegate to our senior officers certain duties under the 2011 Long-Term Incentive Plan.

Awards.  At the discretion of the compensation committee, awards may be in the form of (1) stock options, representing rights to purchase a specified number of shares of common stock at a specified price, (2) stock appreciation rights, representing rights to receive a payment, in cash or Class A common stock, equal to the excess of the fair market value or other specified value of a number of shares of Class A common stock on the rights’ exercise date over a specified strike price, (3) grants of restricted or unrestricted Class A common stock, (4) grants of units denominated in Class A common stock, (5) grants denominated in cash, (6) grants of any of the above awards subject to the attainment of one or more performance goals, and (7) grants of performance stock units, representing the right to receive Class A common stock upon the attainment of certain performance goals. The compensation committee will determine the type or types of awards to be made to each participant under the 2011 Long-Term Incentive Plan and the terms, conditions and limitations applicable to each such award. Each award will be embodied in an award agreement or other communication containing such terms, conditions and limitations as determined by the compensation committee in its sole discretion. Except in connection with a change in our capitalization, no stock option or stock appreciation right may be repriced, replaced, regranted through cancellation or modified without stockholder approval if the effect would be to reduce the exercise price for the shares underlying such award.

The following is a brief description of these awards:

Stock Options.  An award may consist of a right to purchase a specified number of shares of common stock at a price specified by the compensation committee in the award agreement or otherwise. A stock option awarded to an employee may be in the form of an incentive stock option, which in addition to being subject to applicable terms, conditions and limitations established by the compensation committee, complies with Section 422 of the Internal Revenue Code, or in the form of a non-qualified option. A stock option awarded to a director may only be in the form of a non-qualified option. The option price will not be less than the fair market value of our Class A common stock on the date of grant. Payment may be made in cash or shares of Class A common stock, or by surrendering all or part of that or any other award, valued at fair market value (as defined in the 2011 Long-Term Incentive Plan) on the date of exercise, or any combination thereof. Certain restrictions may apply in the event shares of restricted stock are tendered as consideration for the exercise of a stock option.

Stock Appreciation Rights.  A stock appreciation right, or SAR, consists of a right to receive a payment, in cash or Class A common stock, equal to the excess of the fair market value or other specified valuation of a specified number of shares of Class A common stock on the date the SAR is exercised over a specified strike price as set forth in the award agreement. The strike price will not be less than the fair market value of our Class A common stock on the date of grant. The compensation committee is authorized to determine the terms and conditions of SAR grants, subject to certain limitations.

Stock Award.  A stock award consists of an award of Class A common stock. All or part of any stock award may be subject to conditions and limitations established by the compensation committee and set forth in the award agreement, including vesting and other restrictions. Such conditions may include continuous service with us. The certificates evidencing shares of Class A common stock issued in connection with a stock award may contain appropriate legends and restrictions describing the terms and conditions of the restrictions applicable to the shares.

Restricted Stock Unit Award.  A restricted stock unit award consists of a unit evidencing the right to receive one share of Class A common stock or equivalent value in cash. All or part of a restricted stock unit award will be subject to conditions and limitations established by the compensation committee and set forth in the award agreement. Such conditions may include continuous service with us. The compensation committee may permit dividend equivalents to be paid with respect to restricted stock units.

Cash Awards.  The compensation committee may also provide for cash awards, with the amount of the eventual payment subject to future service and such other restrictions and conditions as may be established by the compensation committee and set forth in the award agreement, including continuous service with us.

Performance Awards.  A performance award consists of a right to receive an option, SAR, stock award, restricted stock unit award or cash award subject to the attainment of one or more performance goals. Performance awards may be qualified performance-based compensation under Section 162(m) of the Internal Revenue Code.

Performance Stock Units.  The compensation committee may provide for an award in the form of performance share units. A performance share unit evidences the right to receive one share of Class A common stock upon the attainment of performance goals established by the compensation committee. An award of performance share units may be qualified or unqualified under the Internal Revenue Code.

Payment of Awards; Deferral; No Dividends.  Generally, payment of awards may be made in the form of cash or common stock or combinations thereof and may include such restrictions as the compensation committee determines, including, in the case of common stock, restrictions on transfer and forfeiture provisions. The compensation committee may, in its discretion, permit selected participants to elect to defer payments (i.e., in the form of installment payments or a future lump sum payment) of some or all types of awards in accordance with procedures established by the compensation committee and provided that such deferral is in compliance with the requirements of Section 409A of the Internal Revenue Code. The compensation committee may also permit the exercise or purchase of awards by use of the proceeds to be received from the sale of Class A common stock issuable pursuant to an award. Rights to dividends and dividend equivalents may not be extended to and made part of any stock award. The compensation committee may also establish rules and procedures for the crediting of interest on deferred cash payments for awards.

Assignability.  Generally, no award may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and during the lifetime of a participant, any award shall be exercisable only by the participant. Nevertheless, subject to the approval by the compensation committee in its sole discretion, all or a portion of non-qualified stock options, stock appreciation rights, stock awards, restricted stock units and cash awards, none of which are in the form of performance awards, may be transferable by the participant, to the extent specified in such approval, to certain family members of the participant, including a trust or entity fully owned by such family member or the participant.

Change in Control.  The compensation committee may provide in an award agreement for acceleration of the vesting and exercisability of awards granted under the 2011 Long-Term Incentive Plan in connection with a “change in control” of our company.

Amendment.  Our Board of Directors may amend, modify, suspend or terminate the 2011 Long-Term Incentive Plan for the purpose of meeting or addressing any changes in legal requirements or for any other lawful purpose, except that (1) no amendment or alteration that would impair the rights of any participant under any award previously granted to such participant may be made without such participant’s consent and (2) no amendment or alteration will be effective prior to approval by our stockholders to the extent such approval is determined by the Board to be required by applicable laws, regulations or stock exchange requirements.

Duration.  The 2011 Long-Term Incentive Plan will terminate on the 10th anniversary of its adoption, or if later, the 10th anniversary of any subsequent approval of the plan by our stockholders.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock issuable under the 2011 Long-Term Incentive Plan.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Contributions to the 401(k) retirement plan are not taxable to employees until withdrawn from the plan. Each participant may elect to contribute a portion of his or her pre-tax compensation to the plan, up to the statutory maximum that was $16,500 for each of 2010 and 2011. We currently match 100% of employees’ contributions up to 3% of base salary, and we match 50% of any additional employee contributions up to 5% of base salary, for a total matching of a maximum of 4% of base salary.

Indemnification Agreements

We plan to enter into customary indemnification agreements with our directors, executive officers and certain employees. The indemnification agreements and our amended and restated certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since our inception, we have entered into the following transactions and contractual arrangements with our officers, directors and principal stockholders. Although we have not historically had formal policies and procedures regarding the review and approval of related person transactions, all transactions outside of the ordinary course of business between us and any of our officers, directors and principal stockholders were approved by our Board of Directors. Our Board of Directors has adopted a written policy that will require our audit committee to review on an annual basis all transactions with related persons, or in which a related person has a direct or indirect interest, and to determine whether to ratify or approve the transaction after consideration of the related person’s interest in the transaction and other material facts. We believe that the terms of these arrangements and agreements are at least as favorable as they would have been had we contracted with an unrelated third person.

The descriptions below give effect to a 4-for-1 stock split that occurred in April 2010, a 2-for-1 stock split that was completed on June 9, 2011 and the redesignation of all of the class of our common stock designated as common stock in our current charter as Class B common stock in our amended and restated certificate of incorporation that will become effective upon the completion of this offering.

Financings

In November 2007, we issued and sold 14,400,000 shares of our Class B common stock, to BIOeCON B.V., or BIOeCON, as consideration for intellectual property valued at $2.6 million. In November 2007 and June 2008, we issued and sold an aggregate of 24,000,000 shares of our Series A convertible preferred stock at $0.1813 per share for an aggregate purchase price of approximately $4.4 million to Khosla Ventures. In June 2008, we issued and sold 20,571,576 shares of our Series A-1 convertible preferred stock, at $0.4863 per share for an aggregate purchase price of approximately $10.0 million to Khosla Ventures. In August 2009, we issued a convertible promissory note in the amount of $15.0 million to Khosla Ventures and in April 2010, this convertible promissory note was exchanged for 5,099,958 shares of Series B convertible preferred stock, representing a per share purchase price of $2.9410 per share. In April, May and July 2010, we issued and sold an aggregate of 19,379,844 shares of our Series B convertible preferred stock at $4.902 per share for an aggregate purchase price of approximately $95.0 million, of which 3,059,976 shares were issued to entities affiliated with Khosla Ventures. In April 2011, we issued and sold an aggregate of 11,219,908 shares of our Series C convertible preferred stock at $4.902 per share for an aggregate purchase price of approximately $55.0 million, of which 3,059,976 shares were issued to entities affiliated with Khosla Ventures.

Although none of our executive officers or directors purchased Series A, Series A-1, Series B or Series C convertible preferred stock, pursuant to a voting agreement last amended and restated on April 21, 2011, Khosla Ventures had a representative, Samir Kaul, serving on our Board of Directors at the time (i) a portion of the Series A convertible preferred stock was purchased by Khosla Ventures, (ii) at the time the convertible note was issued to Khosla Ventures and (iii) at the time the Series A-1, Series B and Series C convertible preferred stock were purchased. Mr. Kaul may have been considered to beneficially own any Series A convertible preferred stock issued in June 2008 or any Series A-1, Series B or Series C convertible preferred stock purchased by the entities with which he is affiliated. Mr. Kaul disclaims beneficial ownership of these securities.

Stockholder Agreements

We have entered into an investors’ rights agreement with the purchasers of our convertible preferred stock and certain holders of common stock and warrants to purchase our convertible preferred stock, including entities with which certain of our directors are affiliated. The investors’ rights agreement grants certain registration rights, rights of first offer with respect to certain stock issuances, information rights and other rights. In addition, we have entered into an agreement with certain of our investors that grants certain rights of first refusal and co-sale rights with respect to stock transfers and a voting agreement providing for the election of investor designees to our Board of Directors. All of these rights, other than certain registration rights, will terminate upon the completion of this offering. Please read “Description of Capital Stock — Registration

Rights” for more information on the registration rights that will be held by certain of our existing investors following the completion of this offering.

Agreements with BIOeCON

In 2007, we entered into a two-year service agreement with BIOeCON, one of our initial investors and a current stockholder, that required BIOeCON to provide certain general and administrative support, including patent research and facilities-related services, to us. The agreement was terminated in October 2009. We incurred general and administrative expenses amounting to $143,000 and $331,000 for the years ended December 31, 2008, and 2009 respectively, for such services. No outstanding payments were due to BIOeCON under this agreement as of December 31, 2009 or 2010.

In November 2007, we purchased certain intellectual property rights relating to our technology pursuant to an intellectual property transfer agreement with BIOeCON. In November 2010, we entered into a settlement agreement with BIOeCON to settle disputes under the November 2007 agreement as to ownership of certain inventions and the funding of related research, patent filing and prosecution activities. Under the settlement agreement, BIOeCON transferred to us certain patent applications that BIOeCON had intended to transfer to us under the November 2007 agreement and also certain other intellectual property useful in our business or anticipated research or development. We and BIOeCON each retracted and released ownership claims to certain inventions and patent applications covering such inventions controlled by the other party. BIOeCON then granted to us a non-exclusive, worldwide, perpetual, royalty-free and transferable license (which we may sublicense), under intellectual property covering certain inventions, to develop, use and commercialize products derived from certain processes for the conversion of solid biomass.

Paul O’Connor, a director and stockholder of ours, is the founder and Director of Science and Technology of BIOeCON, and therefore may be deemed to have had an indirect interest in the agreements described in the preceding two paragraphs.

Letter of Intent with Khosla Ventures

In May 2011, we entered into a non-binding letter of intent with Khosla Ventures with respect to the discussion and negotiation of a potential transaction in which Khosla Ventures would build, own and operate commercial production facilities that incorporate our BFCC process. The terms contemplate that, beginning in 2015, Khosla Ventures would be permitted to construct a limited number of commercial production facilities using our plant design, operation and related technologies. In addition to proceeds from the sale of catalyst, we would share a portion of the revenue generated by these facilities above a hurdle rate of return for Khosla Ventures. Entry by us into a definitive agreement with Khosla Ventures would require the approval of our Board of Directors pursuant to our Related Party Transaction Approval Policy, which includes a requirement that the terms of such transaction are fair to the company and no less favorable than those obtainable from an unrelated third party. Neither we nor Khosla Ventures is obligated to enter into any transaction.

Letter of Intent with AIMCo

In May 2011, we entered into a non-binding letter of intent with affiliates of Alberta Investment Management Corporation, or AIMCo, which sets forth certain proposed terms for potential project financing for our planned standard commercial production facility in Newton, Mississippi and the first train of our two-train centralized hydrotreater. The letter of intent contemplates, on the date of closing of such potential project financing, the issuance to the AIMCo affiliates of warrants to purchase shares of our Class A common stock. Entry by us into a definitive agreement with the AIMCo affiliates would require the approval of our Board of Directors pursuant to our Related Party Transaction Approval Policy, which includes a requirement that the terms of such transaction are fair to the company and no less favorable than those obtainable from an unrelated third party. Neither we nor AIMCo nor its affiliates are obligated to enter into any transaction.

Affiliates of AIMCo are among our principal stockholders. Pursuant to a voting agreement last amended and restated on April 21, 2011, AIMCo has a representative, Jagdeep Bachher, serving on our Board of Directors. Mr. Bachher is the Chief Operating Officer of AIMCo.

Participation in the Initial Public Offering

Entities affiliated with Khosla Ventures and Artis Capital Management, L.P., two of our principal investors, have indicated an interest in purchasing shares of our Class A common stock in this offering at the initial public offering price up to an aggregate of 3,500,000 shares. Because this indication of interest is not a binding agreement or commitment to purchase, these existing investors may elect not to purchase shares in this offering.

Policies and Procedures for Related Person Transactions

As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related person transaction. Prior to the creation of our audit committee, our full Board of Directors reviewed related person transactions.

Our Board of Directors has adopted a written Related Party Transaction Approval Policy that documents procedures pursuant to which related person transactions are reviewed, approved or ratified. The policy applies to any transaction, without regard to the dollar amount involved, in which:

•	we or any of our subsidiaries is a participant; and

•	any related person has a direct or indirect interest.

The audit committee, with assistance from our General Counsel, is responsible for reviewing and, where appropriate, approving or ratifying any related person transaction involving us or our subsidiaries and related persons. In determining whether to approve a related person transaction, the committee considers (1) whether the terms of the transaction are fair to the company and no less favorable than those obtainable under similar circumstances if a related person were not involved; (2) whether the transaction is material, considering the interest of the related person, the relationship of the related person to the transaction, the amount involved and the significance of the transaction to our investors in light of all circumstances; (3) whether the transaction would impair the independence of a non-employee director; and (4) whether the transaction would present an improper conflict of interest for a director or executive officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, as redesignated upon the completion of this offering as described below as of April 30, 2011 by:

•	each person who is known by us to own beneficially 5% or more of our outstanding Class A common stock and Class B common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group (12 persons).

Upon completion of this offering, all of our common stock currently designated as common stock will be redesignated as Class B common stock. For purposes of the table below, we have assumed that this class of common stock had been so redesignated as of April 30, 2011.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power. These rules also provide that a person or entity below beneficially owns any shares issuable upon the exercise of stock options or warrants held by such person or entity that were exercisable on or within 60 days of April 30, 2011. Except as otherwise indicated, to our knowledge the persons and entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless otherwise indicated, the address of each stockholder listed below is 13001 Bay Park Road, Pasadena, Texas 77507.

In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed outstanding shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or exercisable within 60 days of April 30, 2011. We did not deem these shares outstanding for the purpose of calculating the percentage ownership of any other person or entity.

We have based our calculation of the percentage of shares beneficially owned prior to the offering on 89,835,998 shares of common stock outstanding on April 30, 2011 (as adjusted to reflect at that date the conversion of our Series B and Series C convertible preferred stock into shares of our Class A common stock, assuming that the Series C convertible preferred stock (issued in April 2011) converts into shares of Class A common stock a conversion price that is 80% of an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) (see “Capitalization — Conversion of Our Series C Convertible Preferred Stock” for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering). Our calculation of the percentage of shares beneficially owned after the offering (assuming no exercise of the underwriters’ over-allotment option) assumes the sale of 10,000,000 shares of Class A common stock in this offering.

	Shares Beneficially Owned Before Offering					Shares Beneficially Owned After Offering
					% of					% of
	Class A		Class B		Total	Class A		Class B		Total
	Common Stock(5)		Common Stock(6)		Voting	Common Stock(5)		Common Stock(6)		Voting
	Shares	%	Shares	%	Power	Shares	%	Shares	%	Power

5% Stockholders
Entities affiliated with Khosla Ventures(1)(11)	9,097,434	32.5	46,259,738	74.8	73.0	9,097,434	23.9	46,259,738	74.8	71.9
Entities affiliated with Artis Capital Management, L.P.(2)(11)	11,449,918	40.9	—	—	1.8	11,449,918	30.1	—	—	1.7
Entities affiliated with Alberta Investment Management Corporation(3)	7,369,950	26.3	—	—	1.1	7,369,950	19.4	—	—	1.1
BIOeCON B.V.(4)	—	—	13,191,838	21.3	20.4	—	—	13,191,838	21.3	20.1

Directors and Named Executive Officers
Fred Cannon(7)	1,061,982	3.7	3,021,236	4.7	4.7	1,061,982	2.7	3,021,236	4.7	4.6
T. Kevin DeNicola	—	—	—	—	—	—	—	—	—	—
John Karnes	—	—	—	—	—	—	—	—	—	—
John Kasbaum	112,000	*	—	—	*	112,000	*	—	—	*
William K. Coates	—	—	—	—	—	—	—	—	—	—
Joseph S. Cappello	—	—	—	—	—	—	—	—	—	—
Christopher A. Artzer	—	—	—	—	—	—	—	—	—	—
Ralph Alexander	34,630	*	—	—	*	34,630	*	——	—	*
Jagdeep Singh Bachher(8)	7,369,950	26.3	—	—	1.1	7,369,950	19.4	—	—	1.1
Samir Kaul(9)	—	—	—	—	—	—	—	—	—	—
John Melo	46,174	*	—	—	*	46,174	*	—	—	*
Paul O’Connor(10)	—	—	13,191,838	21.3	20.4	—	—	13,191,838	21.3	20.1
William Roach	46,174	*	—	—	*	46,174	*	—	—	*
Gary L. Whitlock	34,630	*	—	—	—	34,630	*	—	—	*
Executive officers and directors as a group (13 persons)(7)	8,705,540	29.7	16,213,074	25.3	25.5	8,705,540	22.2	16,213,074	25.3	25.2

*	Less than one percent.

(1)	Includes 42,449,224 shares of Class B common stock held by Khosla Ventures II, L.P. (“Khosla II”), 3,330,514 shares of Class B common stock held by members or affiliates of members of Khosla Ventures Associates II, LLC (“KVA II”), 480,000 shares of Class B common stock held by Khosla Ventures III, L.P. (“Khosla III”) and 9,097,434 shares of Class A common stock held by Khosla III. Vinod Khosla is the managing member of VK Services, LLC (“VK Services”). VK Services is the manager of each of KVA II and Khosla Ventures Associates III, LLC (“KVA III”). KVA II is the general partner of Khosla II and KVA III is the general partner of Khosla III. The members or affiliates of members of KVA II who directly hold shares of Class B common stock have granted Khosla II voting and investment power with respect to such shares. Vinod Khosla, VK Services, KVA II and KVA III may be deemed to have indirect beneficial ownership of the shares held by Khosla II, members or affiliates of members of KVA II and Khosla III, as applicable. Vinod Khosla, VK Services and KVA II disclaim beneficial ownership of the shares held by

Khosla II and members or affiliates of members of KVA II, except to the extent of their respective pecuniary interests therein. Vinod Khosla, VK Services and KVA III disclaim beneficial ownership of the shares held by Khosla III, except to the extent of their respectively pecuniary interests therein. The address for Mr. Khosla and these entities is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025.

(2)	Includes 65,394 shares of Class A common stock held by Artis Partners, L.P., 306,963 shares of Class A common stock held by Artis Partners 2X, L.P., 257,014 shares of Class A common stock held by Artis Partners (Institutional), L.P., 1,855,593 shares of Class A common stock held by Artis Partners 2X (Institutional), L.P., 545,654 shares of Class A common stock held by Artis Aggressive Growth, L.P., 712,814 shares of Class A common stock held by Artis Partners Ltd., 3,436,818 shares of Class A common stock held by Artis Partners 2X Ltd., 956,178 shares of Class A common stock held by Artis Aggressive Growth Master Fund, L.P., 1,301,198 shares of Class A common stock held by Artis Private Growth Partners, L.P., 476,012 shares of Class A common stock held by Artis Private Growth Partners II, L.P., 117,146 shares of Class A common stock held by APG2, L.P. and 1,419,134 shares of Class A common stock held by Artis Private Growth Partners Entrepreneurs Fund, L.P. A principal of Artis Capital Management, L.P. is related to an executive officer of Goldman, Sachs & Co., one of the underwriters of this offering. The address for each of these entities is c/o Artis Capital Management, L.P., One Market Plaza, Steuart Street Tower, Suite 2700, San Francisco, California 94105.

(3)	Includes 2,645,812 shares of Class A common stock held by 1538731 Alberta Ltd. and 4,724,138 shares of Class A common stock held by 1538716 Alberta Ltd. The address for each of these entities is c/o Alberta Investment Management Corporation (“AIMCo”), 1100-10830 Jasper Avenue, Edmonton, AB, Canada T5J 2B3.

(4)	The address of BIOeCON B.V. is Hogebrinkerweg 15 e, 3871 KM Hoevelaken, the Netherlands.

(5)	Class A common stock has a voting right of one vote per share.

(6)	Class B common stock has a voting right of 10 votes per share.

(7)	24,918,614 shares beneficially owned includes the following shares that are subject to options that are currently exercisable or will become exercisable within 60 days of April 30, 2011.

Shares Subject
Name of Beneficial Owner	to Options

Ralph Alexander	34,630
Fred Cannon	3,127,698
John Kasbaum	112,000
John Melo	46,174
William Roach	46,174
Gary Whitlock	34,630
Total	3,401,306

(8)	Dr. Bachher, one of our directors, is the Chief Operating Officer of AIMCo and as such may be deemed to have voting and investment power with respect to shares held by entities affiliated with AIMCo. Dr. Bachher disclaims beneficial ownership of all of these shares. The address for Dr. Bachher and these entities is 1100-10830 Jasper Avenue, Edmonton, AB, Canada T5J 2B3.

(9)	Mr. Kaul, one of our directors, is a member of KVA II and KVA III, the general partner of Khosla II and Khosla III, respectively. Mr. Kaul has no voting or investment power with respect the shares of our common stock beneficially owned by these entities. Mr. Kaul disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, including 1,408,020 shares of Class B common stock held by The Kaul Family Trust Dated July 20, 2009 and 504,000 shares of Class B common stock held in trusts for the benefit of Mr. Kaul’s children. Mr. Kaul is the trustee of The Kaul Family Trust Dated July 20, 2009, and each of Mr. Kaul, Mr. Kaul’s wife and Mr. Kaul’s father are trustees of the trusts for the benefit of Mr. Kaul’s children, but Khosla II has been granted voting and investment control over such shares. The address for Mr. Kaul and these entities is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025.

(10)	Paul O’Connor, one of our directors and stockholders, is the founder, an indirect controlling stockholder and Director of Science and Technology of BIOeCON B.V. As such, he may be deemed to have voting and investment power over the shares held by BIOeCON B.V. The address for Mr. O’Connor and BIOeCON B.V. is Hogebrinkerweg 15 e, 3871 KM Hoevelaken, the Netherlands.

(11)	Entities affiliated with Khosla Ventures and Artis Capital Management, L.P. have indicated an interest in purchasing shares of our Class A common stock in this offering at the initial public offering price up to an aggregate of 3,500,000 shares. Because this indication of interest is not a binding agreement or commitment to purchase, these principal stockholders may elect not to purchase shares in this offering. However, if any shares are purchased by these stockholders, the number of shares of Class A common stock beneficially owned, the percentage of Class A common stock beneficially owned and the percentage of total voting power held after the offering will differ from that set forth in the table above. Assuming the purchase of all 3,500,000 shares in this offering by one of these stockholders, the number of shares of Class A common stock beneficially owned by such stockholder would increase by 3,500,000 shares, the percentage of Class A common stock beneficially owned by such stockholder would increase by 9.2% and the percentage of total voting power held by such existing investor would increase by 0.5%.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. This description is intended as a summary, and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. In connection with the amendment and restatement of our certificate of incorporation in connection with this offering, we intend to redesignate all of the shares of our capital stock currently designated as common stock as Class B common stock, and any rights to acquire shares of common stock will become rights to acquire shares of Class B common stock. This description of our capital stock reflects changes to our capital structure that will have occurred upon the completion of this offering.

Immediately following the completion of this offering, our authorized capital stock will consist of:

•	250,000,000 shares of our Class A common stock, $0.0001 par value per share;

•	70,800,000 shares of our Class B common stock, $0.0001 par value per share (we refer to the Class A common stock and the Class B common stock collectively as “common stock”); and

•	2,000,000 shares of preferred stock, $0.0001 par value per share.

As of March 31, 2011, we had outstanding 27,987,302 shares of Class A common stock, held of record by four stockholders, 61,848,696 shares of Class B common stock, held of record by 13 stockholders, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into Class B common stock and of our Series B convertible preferred stock and Series C convertible preferred stock (issued in April 2011) into Class A common stock immediately prior to the completion of this offering. In addition, as of March 31, 2011, we had outstanding options to acquire 8,041,880 shares of Class A common stock and 7,049,454 shares of Class B common stock and outstanding warrants to acquire 456,822 shares of Class A common stock and 411,312 shares of Class B common stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends, and only then at the times and in the amounts that our Board of Directors may determine. After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future.

Voting Rights

The holders of Class A common stock and Class B common stock vote together on all matters properly submitted to our stockholders for their vote, including the election of directors. Each holder of Class A common stock is entitled to one vote per share on all matters submitted to a vote of stockholders, and each holder of Class B common stock is entitled to 10 votes per share on all matters submitted to a vote of stockholders. Our restated certificate of incorporation does not permit stockholders to cumulate votes for the election of directors. Delaware law generally requires holders of our Class A common stock and our Class B common stock, as applicable, to vote separately as a single class if we amend our restated certificate of incorporation in a manner that adversely affects the powers, preferences or rights of such class or increases or decreases the authorized number of shares of such class.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Our Class B common stock is convertible as follows:

•	Voluntary Conversion. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time, at the option of the holder.

•	Mandatory Conversion. All shares of our Class B common stock will convert into shares of our Class A common stock on a 1-for-1 basis upon the affirmative vote of holders of at least a majority of the shares of Class B common stock outstanding.

In addition, each share of our Class B common stock will automatically convert into one share of our Class A common stock upon any transfer of such share of Class B common stock, whether or not for value, except for transfers (a) in the case of a holder who is a natural person, between such holder and entities controlled by such holder or certain trusts for the benefit of, or controlled by, such holder, (b) in the case of a holder that is a partnership, limited liability company or corporation that, together with its affiliates, holds more than five percent of the outstanding Class B common stock as of the completion of our initial public offering, to its partners, members or stockholders, as the case may be, on a pro rata basis in according to its governing documents or (c) to a pledgee (subject to certain limitations) or nominee of the holder of such Class B common stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Immediately upon the completion of this offering, each outstanding share of our convertible preferred stock will be converted into common stock.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2011, we had options to purchase 8,041,880 shares of our Class A common stock and 7,049,454 shares of our Class B common stock outstanding pursuant to our amended and restated 2007 Stock Option/Stock Issuance Plan.

Warrants

As of March 31, 2011, we had issued two warrants granted on July 28, 2010 to purchase a total of 157,424 shares of our Class A common stock. One warrant was for 120,000 shares with an exercise price of $0.09 per share. The second warrant was for 27,424 shares with an exercise price of $0.09 per share and exercisable up to 8 years after grant. A third warrant for 10,000 shares with an exercise price of $0.09 per share and exercisable for up to five years after grant date was also granted on July 28, 2010. This warrant was exercised on March 1, 2011.

As of March 31, 2011, we had issued one warrant to purchase 411,312 shares of our Series A-1 convertible preferred stock with an exercise price of $0.4863 per share. The warrant has a net exercise provision under which the holder in lieu of payment of the exercise price in cash can surrender the warrant and receive a net number of shares of Series A-1 convertible preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, this warrant will expire on the second anniversary of the completion of this offering. After the completion of this offering, this warrant will become exercisable for a number of shares of Class B common stock (or, if all shares of Class B common stock have converted into Class A common stock, Class A common stock) determined by multiplying 411,312 by the conversion ratio of the Series A-1 convertible preferred stock in effect at the completion of this offering.

As of March 31, 2011, we had issued three warrants to purchase an aggregate of 278,798 shares of our Series B convertible preferred stock with an exercise price of $2.941 per share and one warrant to purchase 30,600 shares of our Series B convertible preferred stock with an exercise price of $4.902. Each of these warrants has a net exercise provision under which the holder in lieu of payment of the exercise price in cash can surrender the warrant and receive a net number of shares of Series B convertible preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, one warrant to purchase 16,998 shares of Series B convertible preferred stock will expire on the fifth anniversary of the completion of this offering, warrant to purchase 30,600 shares of Series B convertible preferred stock will expire on April 16, 2018 and two warrants to purchase an aggregate of 261,800 shares of our Series B convertible preferred stock will expire on January 27, 2017. After the completion of this offering, these warrants will become exercisable for an aggregate number of shares of Class A common stock determined by multiplying 309,398 by the conversion ratio of the Series B convertible preferred stock in effect at the completion of this offering.

As of March 31, 2011, we had committed to issue three warrants to purchase an aggregate of 61,200 shares of our Series C convertible preferred stock with an exercise price of $4.902 per share. Each of these warrants has a net exercise provision under which the holder in lieu of payment of the exercise price in cash can surrender the warrant and receive a net number of shares of Series C convertible preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. After the completion of this offering, these warrants will become exercisable for an aggregate number of shares of Class A common stock determined by multiplying 61,200 by the conversion ratio of the Series C convertible preferred stock in effect at the completion of this offering, which would be 0.30638 shares of Class A common stock per share of Series C preferred stock assuming an initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) (see “Capitalization — Conversion of Our Series C Convertible Preferred Stock” for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering).

Registration Rights

Demand Registration Rights

At any time beginning 180 days after the completion of this offering and ending on the fifth anniversary of the completion of this offering or on certain specified deemed liquidation events, the holders of at least 40% of the shares having registration rights under our investors’ rights agreement may request that we file a registration statement under the Securities Act covering the shares of the requesting holders. We will be obligated to use our commercially reasonable efforts to register such shares if they represent at least 30% of the shares resulting from conversion of our convertible preferred stock and if the anticipated aggregate offering price to the public is at least $20 million. We are required to effect no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 60 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders covered by the registration statement, with such reduction to be allocated among the holders in proportion to the number of shares owned by the holders or in such other proportion as mutually agreed upon by such holders.

Piggyback Registration Rights

If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a registration relating to transaction subject to Rule 145 under the Securities Act, the offer and sale of debt securities, or a registration on any registration form that does not include the information required for registration of the shares having piggyback registration rights. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 25% of the total shares covered by the registration statement. Additionally, the holders of registration rights have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Form S-3 Registration Rights

The holders of shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate offering price to the public of such shares is at least $10.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights in any 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 60 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders covered by the registration statement, with such reduction to be allocated among the holders in proportion to the number of shares owned by the holders or in such other proportion as mutually agreed upon by such holders.

Registration Expenses

We will pay all expenses incurred in connection with the exercise of demand and piggyback registration rights, except for underwriting discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will expire five years after this offering is completed.

Holders of all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days or 360 days, as applicable, subject to a possible extension of up to 34 additional days beyond the end of such 180-day or 360-day period, as applicable, following the date of this prospectus. These agreements are described below under “Underwriting.”

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

Section 203 of the Delaware General Corporation Law prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Dual Class Capital Structure. We have two classes of common stock, Class A common stock and Class B common stock. Each share of our Class A common stock is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each share of our Class B common stock is entitled to 10 votes per share. Our initial investors and their affiliates, who will hold the majority of Class B common stock following the completion of this offering, will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of our company.

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our Board of Directors to fill vacant directorships. In addition, the number of directors constituting our Board of Directors will be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, the chairman of our Board of Directors, our lead director, our chief executive officer or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of “Blank Check” Preferred Stock. After the filing of our amended and restated certificate of incorporation, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of undesignated “blank check” preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•	Supermajority Voting Requirement to Amend Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the adoption, amendment or repeal of any provision of our amended and restated bylaws and for the amendment or repeal of certain provisions of our amended and restated certificate of incorporation relating to the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Stock Exchange Listing

Our Class A common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “KIOR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of 37,987,302 shares of Class A common stock. Assuming the purchase of 3,500,000 shares of our Class A common stock in this offering by entities affiliated with Khosla Ventures, 6,500,000 shares of Class A common stock to be sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. Any shares purchased in this offering by entities affiliated with Khosla Ventures will be subject to the lock-up agreements described below and restrictions under applicable securities laws. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our Class A common stock (excluding 6,500,000 shares to be sold in this offering, assuming the purchase of 3,500,000 shares in this offering by entities affiliated with Khosla Ventures) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days (or 360 days, as applicable) after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-Up Agreements

We, all of our directors and officers and all of our principal stockholders have agreed not to sell or otherwise transfer or dispose of any our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Khosla Ventures II, L.P. has agreed not to sell any of the 46,259,738 shares of our common stock that it beneficially owns, representing approximately 47% of our outstanding common stock immediately prior to this offering, for a period of 360 days after the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through The Nasdaq Global Select Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written compensatory agreement in accordance with Rule 701 before the effective date of the registration statement are entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issue Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our amended and restated 2007 Stock Option/Stock Issuance Plan and our 2011 Long-Term Incentive Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Investors’ Rights Agreement

Under our amended and restated Investors’ Rights Agreement and our amended and restated Right of First Refusal and Co-Sale Agreement, certain holders of our capital stock that are party to such agreements have agreed to not sell any of our securities owned by them for a period specified by us and by the managing underwriters, not to exceed 180 days after the date of effectiveness of the registration statement of which this prospectus is a part, and in specific circumstances, up to an additional 15 days. Such “market stand-off” rights are contingent upon all directors, officers and holders of at least 1% of our voting capital stock entering into a similar agreement.

Other Market Stand-Off Provisions

In addition to the market stand-off restrictions described above, the stock purchase agreements entered into by all optionees who have exercised options under our amended and restated 2007 Stock Option/Stock Issuance Plan contain a market stand-off restriction of a number of days requested by the underwriters and us, up to a maximum of (a) 180 days following the completion of this offering and (b) 180 days following the completion of any subsequent public offering within two years of the completion of this offering. The applicability of this market stand-off restriction is contingent upon all of our directors and officers being subject to a similar restriction.

Registration Rights

Upon the completion of this offering, certain of our investors or their permitted transferees will be entitled to rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Please read “Description of Capital Stock — Registration Rights” for more information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our Class A common stock that are generally applicable to beneficial owners of our Class A common stock that purchase shares of our Class A common stock in this offering and hold such shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) (collectively “Holders” and each individually a “Holder”).

This summary does not address the U.S. federal estate, gift, or alternative minimum tax consequences, any U.S. state or local tax consequences, any foreign tax consequences or any consequences under any tax treaty of the purchase, ownership and disposition of our Class A common stock. Moreover, this summary does not address all aspects of U.S. federal income taxation that may be applicable to Holders in light of their particular circumstances, or to Holders subject to special treatment under U.S. federal income tax law, such as:

•	financial institutions, banks and thrifts,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	retirement plans,

•	grantor trusts,

•	common trust funds,

•	partnerships or other pass-through entities and investors who hold our Class A common stock through such entities,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	certain former citizens or long-term residents of the United States,

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid United States federal income tax,

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below),

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code,

•	persons that received shares as compensation for the performance of services or pursuant to the exercise of options or warrants,

•	persons that will hold shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of “synthetic security” or other integrated transaction for U.S. federal income tax purposes, or

•	U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar.

This summary is based upon the Internal Revenue Code, proposed, temporary, and final U.S. Treasury regulations promulgated under the Internal Revenue Code, or Treasury Regulations, and judicial and administrative interpretations of the Internal Revenue Code and Treasury Regulations, in each case as in effect and available as of the date of this prospectus. The Internal Revenue Code, Treasury Regulations, and judicial and administrative interpretations thereof are subject to differing interpretations and may be changed at any time, possibly with retroactive effect. Thus, there can be no guarantee that the Internal Revenue Service, or the IRS, or a U.S. court will agree with the U.S. federal income tax consequences described in this summary. Prospective purchasers of our Class A common stock should consult their own tax advisors with respect to the

U.S. federal, state, local, and foreign tax consequences, or any consequences under any tax treaty, of purchasing, owning, and disposing of our Class A common stock.

For purposes of this summary, a “U.S. Holder” means a Holder that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if either (i) such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or (ii) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all of the substantial decisions of such trust.

For purposes of this summary, a “Non-U.S. Holder” means a Holder (other than a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisor with respect to the tax consequences of being a partner in a partnership that purchases, owns, or disposes of our Class A common stock.

U.S. Holders

Distributions on Our Class A Common Stock

Distributions in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital, reducing the U.S. Holder’s tax basis in the U.S. Holder’s Class A common stock to the extent of the U.S. Holder’s tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by certain non-corporate U.S. Holders (including individuals) generally will be subject to a reduced maximum tax rate of 15% with respect to taxable years beginning on or before December 31, 2012, after which the maximum rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. Holder elects to treat such dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. Holder with respect to shares of our Class A common stock unless certain holding period and other requirements are satisfied. Dividends paid to a U.S. Holder that is a U.S. corporation may be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of the dividends received, subject to certain requirements and limitations.

U.S. Holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced maximum tax rate on dividends and the dividends-received deduction.

In addition, a 3.8% tax may be imposed on the “net investment income” of certain U.S. individuals, and the undistributed “net investment income” of certain estates and trusts, for taxable years beginning after December 31, 2012. Among other items, “net investment income” would generally include gross income from dividends paid on our Class A common stock and net gain attributable to our Class A common stock, less certain deductions. Such legislation is the subject of a number of constitutional challenges, and at least one court has held that the law is void.

U.S. Holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced maximum tax rate on dividends and the dividends-received deduction.

Dispositions of Our Class A Common Stock

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our Class A common stock in an amount equal to the difference, if any, between the amount realized on such sale or disposition and the U.S. Holder’s adjusted tax basis in such stock. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder has held such stock for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Internal Revenue Code.

Backup Withholding and Information Reporting Requirements

In general, dividends in respect of our Class A common stock, and the proceeds of a sale or other taxable disposition of our Class A common stock, paid to a U.S. Holder are subject to information reporting and may be subject to U.S. federal backup withholding unless the U.S. Holder (i) is an exempt recipient or (ii) provides us with a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such Holder’s U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Distributions on Our Class A Common Stock

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the Non-U.S. Holder within the United States). A Non-U.S. Holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Under applicable Treasury Regulations, a Non-U.S. Holder (including, in the case of certain Non-U.S. Holders that are entities, the owner or owners of these entities) will be required to satisfy certain certification requirements as set forth on IRS Form W-8BEN (or other applicable form) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the Non-U.S. Holder in the United States) generally are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A Non-U.S. Holder must satisfy certain certification requirements, including, if applicable, the furnishing of an IRS Form W-8ECI (or other applicable form), for its effectively connected dividends to be exempt from the withholding tax described above. Dividends that are effectively connected with a corporate Non-U.S. Holder’s conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

To the extent distributions paid on our Class A common stock exceed our current and accumulated earnings and profits, such distributions will constitute a return of capital, and will reduce the adjusted tax basis in such stock, but not below zero. The amounts of any such distribution in excess of such adjusted tax basis will be treated as gain from the sale of stock and will have the tax consequences described under “— Dispositions of Our Class A Common Stock” below.

Dispositions of Our Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our Class A common stock unless:

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the United States); or

•	our Class A common stock constitutes a “United States real property interest” by reason of our being or having been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period during which the Non-U.S. Holder held our Class A common stock.

An individual Non-U.S. Holder described in the first bullet point above will be taxed on his or her gains from the sale, exchange, or other taxable disposition of our Class A common stock at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such Non-U.S. Holder provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders that recognize gain from the sale, exchange, or other taxable disposition of our Class A common stock described in the second bullet point above will be subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates in much the same manner as if such Holder were a resident of the U.S. and, in the case of corporate Non-U.S. Holders, the branch profits tax discussed above also may apply. If a Non-U.S. Holder is subject to U.S. federal income tax because of our status as a USRPHC and the exception for certain interests in publicly traded corporations described below is not satisfied, then, in the case of any disposition of our Class A common stock by the Non-U.S. Holder, the purchaser will generally be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Non-U.S. Holders may also be subject to certain U.S. filing and reporting requirements.

We believe that we have not been, and currently are not, a USRPHC. Even if we are a USRPHC, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our Class A common stock if such stock is “regularly traded” on an established securities market within the meaning of applicable Treasury Regulations, unless such Non-U.S. Holder’s shares of our Class A common stock (including shares of our Class A common stock that are attributed to such Holder under applicable attribution rules) represent more than 5% of the total fair market value of all of the shares of our Class A common stock at any time during the shorter of the five-year period ending on the date of disposition of such shares by the Non-U.S. Holder or the Non-U.S. Holder’s holding period for such stock. We expect we would be able to satisfy the applicable public trading requirements even if we are a USRPHC, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of the exception for certain interests in publicly traded corporations.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our Class A common stock paid to a Non-U.S. Holder, unless such Non-U.S. Holder has provided the required certification that it is not a United States person and the payor does not have actual knowledge (or reason to know) that the Non-U.S. Holder is a United States person or such Non-U.S. Holder otherwise establishes an exemption. Dividends paid to a Non-U.S. Holder of our Class A common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Generally, information regarding the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld will be reported to the IRS and to the recipient even if no tax was required to be withheld. Copies of these information reports may also be made available under the provisions of an applicable treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder is a resident for purposes of such treaty or agreement.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our Class A common stock by a Non-U.S. Holder through a U.S. office of a broker unless such Non-U.S. Holder has provided the required certification that it is not a United States person and the payor does not have actual knowledge (or reason to know) that the Holder is a United States person, or such Non-U.S. Holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of proceeds from the disposition of our Class A common stock by a Non-U.S. Holder through the non-U.S. office of a broker, except that in the case of a broker that is a United States person or has certain specified relationships or connections with the United States information reporting will apply unless the broker has documentary evidence in its files that the Holder is not a United States person and the broker does not have actual knowledge (or reason to know) that the Holder is a United States person and certain other conditions are satisfied, or the Holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the Non-U.S. Holder is a United States person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be credited or refunded against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Tax Relating to Foreign Accounts

An additional withholding tax will apply to certain types of payments made after December 31, 2012 to “foreign financial institutions” (as specifically defined under these rules) and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, a Holder may be eligible for refunds or credits of such taxes. In addition, any individual required to file a U.S. income tax return who, during the taxable year, holds any interest in a specified foreign financial asset (including any financial account maintained by a foreign financial institution) will be required to disclose certain information with respect to each such asset, and a penalty will be imposed for failing to disclose such information.

Prospective purchasers of our Class A common stock should consult their own tax advisors with respect to the tax consequences of these rules.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2011, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, UBS Securities LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of Class A common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
UBS Securities LLC
Goldman, Sachs & Co.
Piper Jaffray & Co.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Total	10,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus, including any shares sold to entities affiliated with Khosla Ventures and Artis Capital Management, L.P., and to selling group members at that price less a selling concession of $      per share. After the initial public offering, the representatives may change the public offering price and concession. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our officers and directors and holders of substantially all of our outstanding securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except for transfers of shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock to a family member or trust, provided the transferee agrees to be bound in writing by the terms of the lock-up prior to such transfer, such transfer does not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act be required or be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the lock-up period). However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Khosla Ventures II, L.P. has agreed not to sell any of the 46,259,738 shares of our common stock that it beneficially owns, representing approximately 47% of our outstanding common stock immediately prior to this offering, for a period of 360 days after the date of this prospectus.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been negotiated among us and the representatives. The factors to be considered in determining the initial public offering price of the shares of our Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Our Class A common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “KIOR.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

The underwriters and their respective affiliates are full-service institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for the company for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of our Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our Class A common stock.

Representations of Purchasers

By purchasing our Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus and Registration Exemptions;

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements and Exemptions;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under the heading “Resale Restrictions;” and

•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the notes to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or to (416) 593-3684.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Class A common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Class A common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our Class A common stock in their particular circumstances and about the eligibility of our Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and cumulatively, for the period from July 23, 2007 (date of inception) to December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information contained in this prospectus relating to the projected reductions in greenhouse gas emissions of our gasoline and diesel blendstocks was derived from the analysis of TIAX LLC and has been included herein upon the authority of TIAX LLC as an expert.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the Class A common stock offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the Class A common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at prescribed rates, or accessed at the SEC’s website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Following the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.kior.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address:

KiOR, Inc.
13001 Bay Park Road
Pasadena, Texas 77507
Attention: Chief Financial Officer
(281) 694-8700

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required on a Quarterly Report on Form 10-Q, for the first three fiscal quarters of each fiscal year.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010, and for the Period from July 23, 2007 (date of inception) through December 31, 2010	F-4
Consolidated Statements of Convertible Preferred Stock, Stockholders’ Equity (Deficit) and Comprehensive Loss for the Period from July 23, 2007 (date of inception) to December 31, 2010 and for the Years Ended December 31, 2008, 2009, and 2010
F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010, and for the Period from July 23, 2007 (date of inception) through December 31 2010	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets as of December 31, 2010 and March 31, 2011 (unaudited)	F-30
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2010 and 2011 and for the Period from July 23, 2007 (date of inception) through March 31, 2011 (unaudited)	F-31
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Three Months Ended March 31, 2011 (unaudited)	F-32
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2010 and 2011 and for the Period from July 23, 2007 (date of inception) through March 31, 2011 (unaudited)	F-33
Notes to Condensed Consolidated Financial Statements (unaudited)	F-34

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KiOR, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock, stockholders’ deficit and comprehensive loss, and of cash flows, present fairly, in all material respects, the financial position of KiOR, Inc. and its subsidiaries (a development stage enterprise) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 and, cumulatively, for the period from July 23, 2007 (the date of inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
March 21, 2011, except for the stock split described in Note 15 to the consolidated financial statements, as to which the date is June 9, 2011.

KiOR, Inc.
(A development stage enterprise)

Consolidated Balance Sheets

	December 31,
	2009	2010
	(Amounts in thousands, except share data)

Assets
Current assets:
Cash and cash equivalents	$5,176	$51,350
Restricted cash	100	100
Prepaid expenses and other current assets	74	85

Total current assets	5,350	51,535
Property, plant and equipment, net	10,526	34,880
Intangible assets, net	2,646	2,426

Total assets	$18,522	$88,841

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt, net of discount	$1,667	$4,480
Accounts payable	1,802	3,207
Accrued liabilities	384	671
Convertible preferred stock warrants liability	155	3,185

Total current liabilities	4,008	11,543
Long-term convertible promissory note to stockholder	15,000	—
Long-term debt, less current portion, net of discount	2,382	5,037

Total liabilities	21,390	16,580

Commitments and contingencies (Note 8)
Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value, 24,000,000 shares authorized, 24,000,000 shares issued and outstanding at December 31, 2009 and 2010, respectively	4,360	4,360
Series A-1 convertible preferred stock, $0.0001 par value, 25,600,000 shares authorized, 20,571,576 shares issued and outstanding at December 31, 2009 and 2010, respectively	10,024	10,024
Series B convertible preferred stock, $0.0001 par value, 25,000,000 shares authorized, none and 24,479,802 issued and outstanding at December 31, 2009 and 2010, respectively	—	120,000
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 72,000,000 shares authorized at December 31, 2009 and 2010; 14,400,000 and 15,820,320 issued and outstanding at December 31, 2009 and 2010, respectively	1	2
Class A common stock, $0.0001 par value; none and 112,100,000 shares authorized at December 31, 2009 and 2010, respectively; none and 60,000 shares issued and outstanding at December 31, 2009 and 2010, respectively	—	—
Additional paid-in capital	2,929	4,199
Deficit accumulated during the development stage	(20,397)	(66,324)
Accumulated other comprehensive income	215	—

Total stockholders’ equity (deficit)	(17,252)	(62,123)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$18,522	$88,841

See accompanying notes to consolidated financial statements

KiOR, Inc.
(A development stage enterprise)

Consolidated Statements of Operations

				Period from
				July 23, 2007
				(Date of
				Inception)
				through
	Years Ended December 31,			December 31,
	2008	2009	2010	2010
	(Amounts in thousands, except per share data)

Operating expenses:
Research and development expenses	$(3,643)	$(9,961)	$(22,042)	$(35,842)
General and administrative expenses	(1,867)	(2,987)	(8,083)	(13,214)
Depreciation and amortization expense	(178)	(688)	(1,656)	(2,537)

Loss from operations	(5,688)	(13,636)	(31,781)	(51,593)

Other income (expense), net:
Interest income	71	65	34	170
Beneficial conversion feature expense	—	—	(10,000)	(10,000)
Interest expense, net of amounts capitalized	—	(242)	(1,812)	(2,054)
Foreign currency loss	(236)	(215)	—	(435)
Loss from change in fair value of warrant liability	—	—	(2,365)	(2,365)

Other expense, net	(165)	(392)	(14,143)	(14,684)

Loss before income taxes	(5,853)	(14,028)	(45,924)	(66,277)
Income tax expense:
Current	(13)	(31)	(3)	(47)
Deferred	—	—	—	—

Total income tax expense	(13)	(31)	(3)	(47)

Net loss	$(5,866)	$(14,059)	$(45,927)	$(66,324)

Net loss per share of common stock, basic and diluted	$(0.10)	$(0.24)	$(0.56)

Weighted-average common shares outstanding, basic and diluted	14,400	14,400	15,382

Pro forma net loss per share of common stock, basic and diluted (unaudited) (Note 2)	$(0.13)	$(0.24)	$(0.61)

Weighted-average common shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited) (Note 2)	45,084	58,972	74,722

See accompanying notes to consolidated financial statements

KiOR, Inc.
(A development stage enterprise)

Consolidated Statements of Convertible Preferred Stock, Stockholders’ Equity (Deficit) and
Comprehensive Loss

								Deficit
					Class A			Accum.	Accum.
	Convertible		Common		Common		Addt’l	During the	Other	Total
	Preferred Stock		Stock		Stock		Paid-in	Dev.	Comp.	Stockholders’
	Shrs	$	Shrs	$	Shrs	$	Capital	Stage	Income	Equity (Deficit)
	(Amounts in thousands)
Issuance of Series A convertible preferred stock	14,400	$2,599	—	$—	—	$—	$—	$—	$—	$—
Receivable from Series A convertible preferred stockholder	—	(1,155)	—	—	—	—	—	—	—	—
Issuance of common stock	—	—	14,400	1	—	—	2,598	—	—	2,599
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(472)	—	(472)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—

Total comprehensive loss										(472)

Balance at December 31, 2007	14,400	$1,444	14,400	$1	—	$—	$2,598	$(472)	$—	$2,127
Collection of receivable from Series A convertible preferred stockholder	—	1,155	—	—	—	—	—	—	—	—
Issuance of Series A convertible preferred stock	9,600	1,761	—	—	—	—	—	—	—	—
Issuance of Series A-1 convertible preferred stock	20,572	10,024	—	—	—	—	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(5,866)	—	(5,866)
Currency translation adjustment	—	—	—	—	—	—	—	—	93	93

Total comprehensive loss										(5,773)

Balance at December 31, 2008	44,572	$14,384	14,400	$1	—	$—	$2,598	$(6,338)	$93	$(3,646)
Stock-based compensation- options	—	—	—	—	—	—	331	—	—	331
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(14,059)	—	(14,059)
Currency translation adjustment	—	—	—	—	—	—	—	—	122	122

Total comprehensive loss										(13,937)

Balance at December 31, 2009	44,572	$14,384	14,400	$1	—	$—	$2,929	$(20,397)	$215	$(17,252)
Stock-based compensation- options	—	—	—	—	—	—	730	—	—	730
Stock options exercised	—	—	524	—	—	—	43	—	—	43
Stock-based compensation- Common and Class A common stock			896	—	60	—	200			200
Issuance of Series B convertible preferred stock	24,480	120,000	—	—	—	—	—	—	—	—
Issuance of warrants on common stock	—	—	—	—	—	—	298	—	—	298
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(45,927)	—	(45,927)
Currency translation adjustment	—	—	—	—	—	—	—	—	(215)	(215)

Total comprehensive loss										(46,142)

Balance at December 31, 2010	69,052	$134,384	15,820	$2	60	$—	$4,199	$(66,324)	$—	$(62,123)

See accompanying notes to consolidated financial statements

KiOR, Inc.
(A development stage enterprise)

Consolidated Statements of Cash Flows

				Period from
				July 23, 2007
				(Date of
				Inception)
	Years Ended December 31,			through
	2008	2009	2010	December 31, 2010
	(Amounts in thousands)

Cash flows from operating activities
Net loss	$(5,866)	$(14,059)	$(45,927)	$(66,324)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	178	688	1,656	2,537
Stock-based compensation	—	331	930	1,261
Non cash compensation from warrants issued on common stock	—	—	298	298
Beneficial conversion feature	—	—	10,000	10,000
Derivative fair value adjustments	—	—	2,365	2,365
Accrued interest	—	—	534	534
Amortization of debt discount	—	39	261	300
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(96)	239	16	96
Accounts payable	1,153	463	(925)	877
Accrued liabilities	215	(102)	287	600

Net cash used in operating activities	(4,416)	(12,401)	(30,505)	(47,456)

Cash flows from investing activities
Purchases of property, plant and equipment	(2,439)	(8,588)	(23,488)	(34,515)
Purchases of intangible assets	(427)	—	—	(427)
Restricted cash	(250)	150	—	(100)

Net cash used in investing activities	(3,116)	(8,438)	(23,488)	(35,042)

Cash flows from financing activities
Proceeds from issuance of convertible promissory note to stockholder	—	15,000	—	15,000
Proceeds from equipment loans	—	5,000	1,000	6,000
Payments on equipment loans	—	(836)	(1,742)	(2,578)
Proceeds from business loans	—	—	7,000	7,000
Payments on business loans	—	—	(919)	(919)
Proceeds from stock option exercises	—	—	43	43
Proceeds from issuance of Series A convertible preferred stock	2,916	—	—	4,360
Proceeds from issuance of Series A-1 convertible preferred stock	10,024	—	—	10,024
Proceeds from issuance of Series B convertible preferred stock	—	—	95,000	95,000

Net cash provided by financing activities	12,940	19,164	100,382	133,930

Effect of exchange rate on cash and cash equivalents	93	40	(215)	(82)
Net increase (decrease) in cash and cash equivalents	5,501	(1,635)	46,174	51,350
Cash and cash equivalents
Beginning of period	1,310	6,811	5,176	—

End of period	$6,811	$5,176	$51,350	$51,350

Supplemental disclosure of cash flow information
Cash paid for income taxes	$13	$31	$3	$47
Cash paid for interest	$—	$203	$1,083	$1,286
Noncash investing and financing activities
Acquisition of purchased biomass conversion technology for common stock	$—	$—	$—	$2,599
Accrued purchase of property, plant and equipment	$72	$1,012	$2,330	$2,330
Convertible preferred stock warrants issued in connection with loans	$155	$—	$665	$820
Common stock warrants issue in connection with compensation arrangements	$—	$—	$298	$298
Conversion of convertible promissory note to stockholder into Series B convertible preferred stock	$—	$—	$15,000	$15,000

See accompanying notes to consolidated financial statements

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements

1.	Organization and Operations of the Company

Organization

KiOR, Inc., a Delaware corporation (the “Company”), is a next-generation renewable fuels company based in Houston, Texas. The Company was incorporated and commenced operations in July 2007 as a joint venture between Khosla Ventures, an investment partnership, and BIOeCON B.V. (“BIOeCON”).

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, KiOR B.V. (in liquidation) and KiOR Columbus LLC. KiOR B.V., a Netherlands company, was formed on March 4, 2008 and commenced the process of liquidation in March 2010. As of December 31, 2010, all of the operations of KiOR B.V. were combined into the operations of KiOR, Inc. KiOR Columbus, LLC, a wholly owned subsidiary of the Company (“KiOR Columbus”), was formed on October 6, 2010.

Nature of Business

The Company has developed a proprietary technology platform to convert abundant and sustainable non-food biomass into hydrocarbon-based crude oil. The Company processes its renewable crude oil using standard refinery equipment into gasoline and diesel blendstocks that can be transported using the existing fuels distribution system for use in vehicles on the road today.

Since inception, the Company has performed extensive research and development efforts to develop, enhance, refine and commercialize its biomass-to-fuel technology platform. The Company is now entering its commercialization phase and, in the first quarter of 2011, commenced construction of its first initial-scale commercial production facility in Columbus, Mississippi.

Development Stage Enterprise

The Company is a development stage enterprise, and has incurred losses since inception. Until recently, the Company has focused its efforts on the research and development of its biomass-to-renewable fuel technology platform, and it has yet to generate revenue from its process. As a result, it has generated operating losses of $51.6 million and an accumulated deficit of $66.3 million since inception. The Company expects to continue to incur operating losses through at least 2013 as it continues into the commercialization stage of its business. The Company’s ultimate success is dependent upon the successful transition of the Company from primarily a research and development company to an operating company. There can be no assurance that the Company’s proprietary technologies will be successful on a commercial scale, that it will be successful in funding its long-term expansion plans or that it will be able to generate sufficient revenue in the future to sustain operations.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions and balances have been eliminated in consolidation. The Company reports consolidated financials on a calendar year basis.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Stock Split

On April 16, 2010, the Company authorized a 4-for-1 split on all common stock and convertible preferred stock authorized, issued and outstanding at that time. All share and per share amounts in the consolidated financial statements and related notes have been restated to reflect the 4-for-1 split.

Significant Risks and Uncertainties

The Company’s operations are subject to certain risks and uncertainties, including those associated with the Company’s limited operating history, the ability to produce renewable gasoline and diesel blendstocks on a commercial scale, the ability to obtain and retain potential customers, the ability to attract and retain key employees, acquiring access to feedstock, the ability to protect the Company’s proprietary technologies and processes, development by the Company’s competitors of new technologies, changes in government regulations or incentives, continuing losses, negative cash flows from operations and fluctuations in operating results, managing growth and expansion, the ability to finance the Company’s growth, financing arrangement terms that may restrict operations, the economy, technology trends and evolving industry standards.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term, highly liquid instruments purchased with an original maturity of three months or less. These items are carried at cost, which approximates market value.

Restricted Cash — Certificate of Deposit

At December 31, 2009 and 2010, the Company maintained a certificate of deposit in the amount of $100,000. The certificate of deposit is pledged as collateral on company credit cards and is classified as restricted cash on the Company’s balance sheet. The certificate of deposit matures annually in November. The certificate of deposit is not used as a compensating balance for payment of the credit card balances. The Company is required to maintain a certificate of deposit as a pledge of collateral as long as the credit card account is open.

Concentration of Credit Risk

The Company maintains its cash balances at several financial institutions in the United States. Prior to December 31, 2009, it also maintained cash balances in foreign financial institutions located in the Netherlands. The Federal Deposit Insurance Corporation insures the United States account balances in an amount up to $250,000. The Company does not believe that it is exposed to any significant credit risk on any uninsured amounts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the related assets as follows:

Description	Useful Life

Leasehold improvements	9 years
Lab and testing equipment	5 years
Manufacturing machinery and equipment	20 – 30 years
Furniture and fixtures	10 years
Computer equipment and software	3 – 5 years

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Expenditures for repairs and maintenance are charged to expense as incurred and major renewals and improvements are capitalized. Cost and accumulated depreciation applicable to assets retired or sold are removed from the accounts, and any resulting gain or loss is included in operations.

Intangible Assets

At December 31, 2009 and 2010, the Company’s intangible assets consisted of purchased biomass conversion technology and technology licenses. These intangible assets are amortized using the straight-line method based on their expected lives, which the Company determined to be 15 years for the purchased biomass conversion technology and 20 years for the technology licenses.

Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between carrying value and the fair value of the asset. The estimated fair value is determined based on a discounted cash flow model.

Patents

All costs related to filing and pursuing patent applications are expensed as incurred because recoverability of such expenditures is uncertain and the underlying technologies are under development. Patent-related legal expenses incurred are included in general and administrative expenses. During the years ended December 31, 2008, 2009 and 2010, the Company recorded approximately $224,000, $1.4 million and $1.2 million, respectively, of patent-related legal expenses.

Unamortized Debt Discount

In connection with the issuance of the Company’s equipment and business loans, the Company issued warrants to purchase Series A-1 and Series B convertible preferred stock. The warrants were recorded as debt discounts and are amortized to interest expense over the terms of the debt using the effective interest method. These debt discounts are recorded on the Company’s balance sheet as a reduction to long-term debt.

Foreign Currency

The functional currency for the Company’s foreign subsidiary, KiOR B.V. (in liquidation), is the Euro, the local currency of the Netherlands. As of December 31, 2010, all of the operations of KiOR B.V. were combined into the operations of KiOR, Inc., and the accumulated translation account was eliminated. Prior to December 31, 2010, all assets and liabilities of KiOR B.V (in liquidation) were translated into U.S. Dollars using year-end exchange rates, and all expenses are translated at average rates prevailing during the periods. The translation results were included in the currency translation adjustments in accumulated other comprehensive income in stockholders’ equity.

Research and Development

Research and development expenses consist primarily of expenses for personnel focused on increasing the scale of the Company’s operations to increase production capacity and reduce operating costs. These expenses

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

also consist of facilities costs and other related overhead and lab materials. Research and development costs are expensed as they are incurred.

Capitalized interest

The Company capitalizes interest on long-term construction projects relating to operating assets with a total expected expenditure generally in excess of $10 million. During 2010, the Company capitalized interest of approximately $118,000 relating to the purchase of equipment for the Columbus, Mississippi facility. No interest was capitalized in 2008 or 2009.

Deferred Income Taxes

Income taxes are computed based upon the asset and liability method for financial accounting purposes. The Company is required to evaluate whether it is more likely than not that deferred tax assets will be realized. The Company’s deferred tax assets were fully reserved with a valuation allowance of $6.3 million and $19.0 million as of December 31, 2009 and 2010, respectively. This valuation allowance was recorded as the Company concluded that it is more likely than not that these assets would not be utilized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. The guidance clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The standard also provides guidance on derecognition, measurement, classification, interest and penalties, disclosure and transition. The Company did not record a liability for unrecognized tax benefits in any of the periods presented in the consolidated financial statements resulting from uncertain tax positions taken or expected to be taken in Company tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

The Company recognizes stock-based compensation expense relating to share-based payments, including stock options, to be recognized in the Consolidated Statement of Operations based on their fair values. The expense is recognized over the requisite service period of the award. The determination of the fair value of the stock options was estimated using the Black-Scholes option-pricing model and required the use of highly subjective assumptions relating to potential minimum and maximum range of values at which holders of common stock, preferred stock and debt may receive value (“liquidation preferences”), the term that the options would be outstanding based on estimates used by similar public entities and the Company’s own expectations, and a risk-free rate. The Company estimates volatility using volatilities of publicly held companies similar to the Company. The Company assumes an estimated dividend yield of zero in its calculations, since it has not paid dividends on its common stock and does not anticipate paying dividends in the future.

The following assumptions were used to calculate compensation expense relating to the Company’s stock options:

	2009	2010

Risk-free interest rate	0.8% – 1.1%	0.5% – 0.8%
Expected volatility	95.4% – 137.2%	98.8% – 137.2%
Expected lives (in years)	1.8 – 3.8	1.4 – 1.8
Expected forfeiture rate	0.0%	0.0%
Expected dividend yield	0.0%	0.0%

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts payable, convertible preferred stock warrants and long-term debt.

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Convertible Preferred Stock

The Company’s convertible preferred stock is classified outside of stockholders’ equity due to the liquidation rights of the holders. The holders of the Company’s convertible preferred stock control the vote of its stockholders and Board of Directors through their appointed representatives. As a result, the holders can force a change in control that would trigger liquidation. Since redemption of the convertible preferred stock through liquidation is outside of the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity on the Consolidated Balance Sheets.

Convertible Preferred Stock Warrant Liability

Outstanding warrants to purchase shares of the Company’s convertible preferred stock are freestanding warrants that are subject to redemption and are therefore classified as liabilities on the Consolidated Balance Sheets at fair value. The initial liability recorded is adjusted for changes in fair value at each reporting date with an offsetting entry recorded as a component of other income (expense) in the Consolidated Statements of Operations. The liability will continue to be adjusted for changes in fair value until the earlier event of the exercise date or the conversion of the underlying convertible preferred stock into the corresponding Class A common stock and common stock. Upon conversion of the underlying convertible preferred stock, the warrants will automatically convert into warrants to purchase an equivalent number of shares of Class A common stock and common stock using the same exercise provisions, exercise prices and expiration dates as the warrants to purchase convertible preferred stock. Also, upon conversion, the warrants will cease to be subject to redemption and will be reclassified to additional paid-in capital in stockholders’ deficit on the Consolidated Balance Sheets. The Company estimates the fair value of its convertible preferred stock warrants using the Black-Scholes option-pricing model.

Net Loss per Share and Unaudited Pro Forma Net Loss per Share of Common Stock

Basic net loss per share of common stock is computed by dividing the Company’s net loss attributable to its stockholders by the weighted-average number of shares of common stock outstanding during the period.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities, including stock options, warrants and convertible preferred stock. Basic and diluted net loss per share of common stock attributable to the Company’s stockholders was the same for all periods presented on the Consolidated Statements of Operations, as the inclusion of all potentially dilutive securities outstanding would have been anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss per share are the same for each period presented.

All of the Company’s preferred stock participate in earnings or losses of the Company. Consequently, the calculations for the unaudited pro forma basic and diluted net loss per share of common stock attributable to the Company’s stockholders assume the conversion of all outstanding shares of convertible preferred stock into corresponding shares of Class A common stock and common stock, as if the conversions had occurred at January 1, 2010, or the issuance date for Series B convertible preferred stock issued during the year ended December 31, 2010. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from re-measurements of the convertible preferred stock warrant liability as these measurements would no longer be required when the convertible preferred stock warrants convert into warrants to purchase shares of the Company’s Class A and Class B common stock.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following table presents the calculation of historical and pro forma basic and diluted net loss per share of common stock attributable to the Company’s stockholders:

	Years Ended December 31,
	2008	2009	2010
	(Amounts in thousands, except per share data)

Historical net loss per share:
Numerator:
Net loss	$(5,866)	$(14,059)	$(45,927)
Net loss attributable to preferred stockholders	4,433	10,626	37,406

Net loss attributable to common stockholders — basic and diluted	$(1,433)	$(3,433)	$(8,521)

Denominator:
Weighted-average common shares used in computing net loss per share of common stock — basic and diluted	14,400	14,400	15,382

Net loss per share of common stock attributable to common stockholders — basic and diluted	$(0.10)	$(0.24)	$(0.56)

Pro forma net loss per share (unaudited):
Numerator:
Net loss attributable to common stockholders — basic and diluted	$(1,433)	$(3,433)	$(8,521)
Net loss attributable to preferred stockholders	(4,433)	(10,626)	(37,406)

Net loss in computing pro forma net loss per share of common stock attributable to common stockholders — basic and diluted	$(5,866)	$(14,059)	$(45,927)

Denominator:
Weighted-average shares of common stock used in computing net loss per share of common stock — basic and diluted	14,400	14,400	15,382
Pro forma adjustment to reflect weighted-average effect of assumed conversion of convertible preferred stock	30,684	44,572	59,340

Weighted-average shares of common stock used in computing pro forma net loss per share of common stock — basic and diluted	45,084	58,972	74,722

Pro forma net loss per share of common stock attributable to common stockholders — basic and diluted	$(0.13)	$(0.24)	$(0.61)

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following outstanding shares on a weighted-average basis of potentially dilutive securities were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Years Ended December 31,
	2008	2009	2010
	(Amounts in thousands)

Convertible preferred stock (as converted basis)	30,684	44,572	59,340
Convertible preferred stock warrants (as converted basis)	2	412	688
Common stock warrants (as converted basis)	—	—	67
Stock options	—	4,770	12,092

Total	30,686	49,754	72,187

Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to an accounting standard, which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and require disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements that the Company expects to have a material impact on its financial statements, nor does the Company believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on its financial statements.

3.	Fair Value of Financial Instruments

The Company’s assessment of the significance of a particular input to the fair value measurement of an asset or liability in its entirety requires management to make judgments and consider factors specific to the asset or liability. As of December 31, 2009 and 2010, the Company considered cash and cash equivalents, restricted cash and accounts payable to be representative of their fair values because of their short-term maturities. Further, the Company’s long-term debt approximates fair value as it has been negotiated on an arm’s length basis with reputable third-party lenders at prevailing market rates.

The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)

Financial Liabilities
Convertible preferred stock warrant liability	$—	$—	$155	$155

Total financial liabilities	$—	$—	$155	$155

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)

Financial Assets
Money market funds	$45,033	$—	$—	$45,033

Total financial assets	$45,033	$—	$—	$45,033

Financial Liabilities
Convertible preferred stock warrant liability	$—	$—	$3,185	$3,185

Total financial liabilities	$—	$—	$3,185	$3,185

The change in the fair value of the convertible preferred stock warrant liability, (Level 3), is summarized below (amounts in thousands):

Fair value as of December 31, 2009	$155
Fair value of warrants issued	665
Change in fair value recorded in other expense, net	2,365

Fair value as of December 31, 2010	$3,185

The Company’s assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets and intangible assets. These items are recognized at fair value when they are considered to be impaired. For the years ended December 31, 2009 and 2010, there were no required fair value adjustments for assets and liabilities measured at fair value on a non-recurring basis.

4.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
	2009	2010
	(Amounts in thousands)

Property, Plant and Equipment:
Construction in progress	$5,163	$14,604
Lab and testing equipment	4,220	3,250
Leasehold improvement	1,377	2,194
Manufacturing machinery and equipment	—	16,305
Computer equipment and software	64	347
Furniture and fixtures	202	143

Total property, plant and equipment	11,026	36,843
Less: accumulated depreciation	(500)	(1,963)

Net property, plant and equipment	$10,526	$34,880

Depreciation expense was approximately $4,000, $496,000 and $1.5 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Construction in progress as of December 31, 2009 is related to construction of one of the Company’s testing facilities in Houston, Texas, which was completed in 2010. Construction in progress as of December 31, 2010 relates to the engineering, design and development of the Company’s initial-scale

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

commercial production facility in Columbus, Mississippi. Depreciation of construction in progress costs begins as soon as the facility is placed into service.

5.	Intangible Assets

Intangible assets consist of the following:

	December 31,
	2009	2010
	(Amounts in thousands)

Intangible Assets:
Purchased biomass conversion technology	$2,626	$2,599
Accumulated amortization	(362)	(535)

Purchased biomas conversion technology, net	2,264	2,064
Technology licenses	400	400
Accumulated amortization	(18)	(38)

Technology licenses, net	382	362

Intangible assets, net	$2,646	$2,426

Intangible asset amortization expense was approximately $173,000, $192,000, and $193,000 for the years ended December 31, 2008, 2009 and 2010, respectively. Amortization expense relating to these intangibles for the next five years is summarized below (amounts in thousands):

2011	$193
2012	193
2013	193
2014	193
2015	193

$965

6.	Long-Term Debt and Convertible Promissory Note to Stockholder

Long-term debt consists of the following:

	December 31,
	2009	2010
	(Amounts in thousands)

Long-Term Debt:
Equipment loans	$4,165	$3,710
Business loan	—	6,327
Less: unamortized debt discounts	(116)	(520)

Long-term debt, net of discount	4,049	9,517
Less: current portion	(1,667)	(4,480)

Long-term debt, less current portion, net of discount	$2,382	$5,037

Convertible promissory note to stockholder	$15,000	$—

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following are maturities of long-term debt for each of the next five years (amounts in thousands):

2011	$4,480
2012	4,199
2013	1,358
2014-2015	—

$10,037

Convertible Promissory Note to Stockholder

On August 5, 2009, the Company entered into a non-interest bearing convertible promissory note agreement for $15.0 million (the “Note”), which included a beneficial conversion feature, with one of its stockholders, Khosla Ventures. The Note was a general unsecured obligation of the Company and was payable in full on August 4, 2011. Principal payments were not required prior to the maturity date. The Note was convertible into shares of the Company’s convertible preferred stock upon the occurrence of certain events. On April 16, 2010, the Note was converted into 5.2 million shares of Series B convertible preferred stock.

One of the triggering events enabling conversion of the Note into shares of the Company’s convertible preferred stock was met in April 2010. The triggering event was: if on or before the maturity date of the Note, the Company consummates a sale, or series of related sales, of its convertible preferred stock, pursuant to which the Company receives gross proceeds of at least $10.0 million, excluding any amounts as a result of conversion of the Note (a “Qualified Financing”), then simultaneously with the Qualified Financing, the principal balance then outstanding under the Note shall convert into the same class and series of convertible preferred stock sold in the Qualified Financing at a conversion price per share equal to 60% of the price per share paid by the investors in the Qualified Financing. The Company’s Series B convertible preferred stock issuance in April 2010 (see Note 11) triggered this conversion option and the note holder subsequently exercised the right to convert.

In accordance with FASB ASC 470-20, Debt with Conversion and Other Options, the Company recorded a $10.0 million expense to beneficial conversion feature expense on the Consolidated Statement of Operations connected with the conversion of the Note into Series B convertible preferred stock. The $10.0 million reflects the value assigned to the beneficial conversion feature. The value of the beneficial conversion feature was not readily determinable upon issuance of the Note because the conversion feature was contingent upon the occurrence of a Qualified Financing transaction. Neither the timing nor value of such transaction could be estimated at the time the Note was issued. Therefore, the Company recorded the entire amount of the beneficial conversion feature to the Consolidated Statements of Operations at the time the conversion occurred and value for the beneficial conversion feature could be determined.

Equipment Loans

Equipment Loan #1 — On December 30, 2008, the Company entered into an equipment loan agreement with Lighthouse Capital Partners VI, L.P. The loan agreement provides for advances at $100,000 minimum increments up to $5.0 million in the aggregate for purchases of equipment. All advances must have been funded no later than September 30, 2009. Each advance represents a separate loan tranche that is payable monthly over a three-year period from the date of issuance of the advance at an annual interest rate of 7.5%. In addition, at loan maturity, the Company is required to make a payment equal to 7.5% of the total principal on the loan, which is amortized over the life of the loan and included in interest expense on the Consolidated Statements of Operations. The loans mature at dates from March 2012 to October 2012. The interest expense during 2009 and 2010 was approximately $202,000 and $550,000, respectively. The amortized amount during 2009 and 2010 was approximately $0 and $288,000, respectively.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

During 2009, the Company borrowed all $5.0 million available under the loan. The loan tranches are collateralized by certain of the Company’s production pilot unit, lab equipment and office equipment valued at approximately $5.0 million.

Equipment Loan #2 — On March 17, 2010, the Company entered into an equipment loan agreement with Silicon Valley Bank with total availability of $1.0 million, limited to two advances of at least $500,000 each. The full amount of the availability under the loan agreement was drawn down in a single advance of $1 million. The loan is payable monthly over a three-year period at an annual interest rate of 10%. The loan is collateralized by the equipment purchased with the advances valued at approximately $1.3 million.

Business Loan

On January 27, 2010, the Company entered into a business loan agreement with Lighthouse Capital Partners VI, L.P. and Leader Lending, LLC for an amount of up to $7.0 million. Advances are payable monthly over a three-year period at an annual interest rate of 12% commencing on the date of the advance. In addition, at loan maturity, the Company is required to make a payment equal to 7.5% of the total amount drawn on the loan, which is amortized over the life of the loan and included in interest expense on the Consolidated Statements of Operations. The amortized amount during 2010 was approximately $246,000.

During 2010, the Company borrowed the full $7.0 million under the loan agreement. The loan is collateralized by the Company’s assets not previously pledged as collateral on the equipment loans described above.

7.	Income Taxes

Loss before income taxes was comprised of the following:

	Years Ended December 31,
	2008	2009	2010
	(Amounts in thousands)

United States	$(5,877)	$(14,235)	$(45,908)
Foreign	24	207	(16)

	$(5,853)	$(14,028)	$(45,924)

Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The amounts of income tax provision consisted of the following:

	Years Ended December 31,
	2008	2009	2010
	(Amounts in thousands)

United States — current and deferred	$—	$—	$—
Foreign — current and deferred	13	31	3

	$13	$31	$3

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Deferred income tax provisions result from temporary differences in the recognition of expenses for financial reporting purposes and for tax reporting purposes. The effects of these differences are presented as deferred income tax assets and liabilities as follows:

	December 31,
	2009	2010
	(Amounts in thousands)

Federal net operating loss carryforward	$6,914	$18,055
Section 195 capitalization — start-up expenditures	824	3,682
Other	145	834

Gross deferred tax assets	7,883	22,571

Basis difference related to property and equipment	(1,514)	(3,565)
Unremitted earnings of foreign subsidiary	(42)	(36)

Gross deferred tax liabilities	(1,556)	(3,601)

Net deferred tax assets	6,327	18,970
Valuation allowance	(6,327)	(18,970)

	$—	$—

At December 31, 2009 and 2010, the Company had a federal income tax net operating loss carryforward balance of $6.9 million and $18.1 million, respectively. If unused, the net operating loss carryforwards begin expiring in 2028. The Company has a full valuation allowance for its net deferred tax assets because the Company has incurred losses since inception. Certain changes in the ownership of the Company could result in limitations on the Company’s ability to utilize the federal net operating loss carryforwards.

The following table summarizes the differences between income tax expense based on the Company’s effective tax rate and the federal statutory tax rate of 35%:

	Years Ended December 31,
	2008	2009	2010
	(Amounts in thousands)

Income tax benefit at statutory rate	$(2,049)	$(4,910)	$(16,091)
Increase (decrease) in taxes resulting from:
Permanent differences	1	(36)	3,451
Foreign taxes	5	—	—
Valuation allowance on tax assets	2,056	4,977	12,643

Income tax expense	$13	$31	$3

The tax years that remain open to examination by the major taxing jurisdictions to which the Company is subject range from 2008 to 2010. The Company has identified its major taxing jurisdictions as the United States of America, the State of Texas and the State of Mississippi.

8.	Commitments and Contingencies

Litigation

From time to time, the Company may be subject to legal proceedings and claims that arise in the ordinary course of business. The Company is not a party to any material litigation or proceedings and is not aware of any material litigation or proceedings, pending or threatened against it.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Leases

Operating leases are primarily for rental of modular office and lab buildings, land, lab instrumentation, office and logistic equipment. All leases expire between 2011 and 2013. Rental expense for operating leases was approximately $148,000, $416,000 and $719,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

For the next five years, the scheduled minimum rental commitments under non-cancelable operating leases at December 31, 2010, consist of the following (amounts in thousands):

2011	$540
2012	154
2013	79
2014-2015	—

$773

New Equipment Purchases

The Company has several contracts in place for the purchase of various manufacturing equipment related to the construction of its initial-scale commercial production facility in Columbus, Mississippi. These contracts are non-cancelable and payments are due at various intervals based on the progress of the assembly of the equipment. Payments aggregating to $28.7 million are due at various times with the final payments due at time of completion, which is estimated to be in September 2011.

9.	Related-Party Transactions

In 2007, KiOR B.V. (in liquidation) and BIOeCON, one of KiOR B.V.’s original investors, entered into a services agreement that required BIOeCON to provide certain general and administrative support, including patent research and facilities-related services, to KiOR B.V. The agreement was terminated in October 2009. The Company incurred general and administrative expenses amounting to $143,000 and $331,000 for the years ended December 31, 2008 and 2009, respectively, for such services. No outstanding payments were due to BIOeCON under this agreement as of December 31, 2009 or 2010.

In August 2009, the Company entered into a non-interest bearing loan agreement with Khosla Ventures in the amount of $15.0 million (See Note 6).

10.	Stockholders’ Equity

Common Stock

The Company was incorporated on July 23, 2007 and issued its initial founding shares on November 1, 2007. On April 16, 2010, the Company authorized a 4-for-1 split on all common stock authorized, issued and outstanding at that time. All shares and per share amounts in the consolidated financial statements and related notes have been restated to reflect the 4-for-1 split. After giving effect to the stock split, the Company had authorized shares of common stock of 72.0 million and issued and outstanding common shares of 15.8 million as of December 31, 2010.

Class A Common Stock

On April 16, 2010, the Company authorized 110 million shares of a new class of common stock; Class A common stock. Class A common stockholders are entitled to one vote at all meetings of stockholders for every

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

10 votes entitled to common stockholders. All other rights and privileges of Class A common stock are substantially the same as for common stock. On July 16, 2010, the Company authorized an additional 2.0 million shares of Class A common stock. As of December 31, 2010, 60,000 shares of Class A common shares were issued and outstanding.

Common Stock Warrants

The Company has 158,000 warrants outstanding to purchase shares of its Class A common stock at an exercise price of $0.09 per share. The warrants were issued in 2010 to certain consultants as compensation for prior services performed and were fully vested upon issuance. The fair value of these warrants was estimated at $298,000 using the Black-Scholes option-pricing model and the entire amount was recorded as compensation expense for the year ended December 31, 2010. Fair value of the warrants was determined at the grant date using the following key inputs: risk free interest rate of 0.50%, volatility of 98.8%, dividend yield of zero, and an expected term of 1.4 years.

11.	Convertible Preferred Stock

The Company authorized a 4-for-1 split on all convertible preferred stock authorized, issued and outstanding on April 16, 2010. All share and per share amounts in the consolidated financial statements and related notes have been restated to reflect the 4-for-1 split.

During 2007 and 2008, the Company authorized 45.6 million shares of convertible preferred stock, of which 24.0 million shares were designated as Series A convertible preferred stock and 21.6 million shares were designated as Series A-1 convertible preferred stock. At incorporation in 2007, 14.4 million shares of Series A convertible preferred stock were issued under an agreement with Khosla Ventures for total consideration of $2.6 million, of which $1.4 million was paid at issuance and $1.2 million was paid on June 17, 2008. On June 17, 2008, the Company issued 9.6 million shares of Series A convertible preferred stock and 20.6 million shares of Series A-1 convertible preferred stock to Khosla Ventures for $1.8 million and $10.0 million, respectively. An additional 4.0 million shares of Series A-1 convertible preferred stock were authorized on December 31, 2009.

During 2010, the Company authorized 24.6 million shares of Series B convertible preferred stock. On April 16, 2010, 5.2 million of these shares were issued for total consideration of $25.0 million. An additional 5.2 million shares were issued to Khosla Ventures upon the conversion of the $15.0 million convertible promissory note. While no additional consideration was received from Khosla Ventures, the Company was required to record a $10.0 million charge to beneficial conversion feature expense on the Consolidated Statements of Operations, with regards to the Note, with an offset to additional paid in capital, to properly reflect the $25.0 million in total value of Series B convertible preferred stock issued to Khosla Ventures.

On May 3, 2010, an additional 5.0 million shares of the Series B convertible preferred shares were issued for total consideration of $25.0 million. On July 19, 2010, 9.2 million additional shares of Series B convertible preferred stock were issued for total consideration of $45.0 million.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

A summary of convertible preferred stock issued and outstanding is as follows (amounts in thousands, except per share data):

	December 31, 2009
		Shares	Liquidation
	Shares	Issued and	Preference per	Liquidation	Carrying
	Authorized	Outstanding	Share	Amount	Value

Series A	24,000	24,000	$0.183	$4,380	$4,360
Series A-1	25,600	20,572	$0.487	10,008	10,024

Total	49,600	44,572		$14,388	$14,384

	December 31, 2010
		Shares	Liquidation
	Shares	Issued and	Preference per	Liquidation	Carrying
	Authorized	Outstanding	Share	Amount	Value

Series A	24,000	24,000	$0.183	$4,380	$4,360
Series A-1	25,600	20,572	$0.487	10,008	10,024
Series B	24,500	24,480	$4.902	120,001	120,000

Total	74,100	69,052		$134,389	$134,384

The convertible preferred stock is recorded at fair value on the dates of issuance, net of issuance costs. The convertible preferred stock is classified outside of stockholders’ equity because the shares contain liquidation features that are not solely within the control of the Company.

Rights, preferences and privileges of the convertible preferred stock

Voting — Each holder of Series A, Series A-1 and Series B convertible preferred stock is entitled to cast 10 votes for every share of common stock into which the shares are convertible and to cast one vote for every share of Class A common stock into which the shares are convertible, as applicable, as of the record date for determining stockholders entitled to vote on such matters. Holders of convertible preferred stock vote together with the holders of common stock and Class A common stock as a single class.

Dividends — The holders of shares of the convertible preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the common stock or Class A common stock of the Company. The holders of the convertible preferred stock shall first receive a dividend on each such outstanding share of convertible preferred stock in an amount at least equal to the following (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the convertible preferred stock):

Dividend
Amount
per share

Series A	$0.01465
Series A-1	$0.03890
Series B	$0.39210

Dividends on the convertible preferred stock are not cumulative and are to be paid when and if declared by the Board of Directors of the Company. No additional dividend shall be declared or paid with respect to any share of common stock or Class A common stock unless such dividend is also declared or paid on a pro rata basis with respect to all shares of convertible preferred stock.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Liquidation Preferences — In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the convertible preferred stock are entitled to be paid out of the assets of the Company available for distribution before any payment is made to the holders of Class A common stock or common stock, an amount per share equal to one times the convertible preferred stock original issue price (as defined in the table below) for each share of convertible preferred stock, plus any dividends declared but unpaid. Class A common stock and common stock have the same liquidation preference.

If, upon a liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of the convertible preferred stock the full amount to which they are entitled, the holders of the convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable of the shares held.

Original
Issue Price(1)

Series A	$0.183
Series A-1	$0.487
Series B	$4.902

(1)	Original issue price is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of convertible preferred stock.

Conversion — Each share of Series A and Series A-1 convertible preferred stock is convertible at any time without payment of additional consideration into such number of fully paid and non-assessable shares of common stock or, if all shares of common stock are converted into Class A common stock, Class A common stock as is determined by dividing the original issue price of the Series A or Series A-1 convertible preferred stock, as applicable, by the associated conversion price, which is initially equal to the original issue price. The conversion price is subject to adjustment upon issuance of additional shares of Class A common stock or common stock by the Company.

Each share of Series B convertible preferred stock is convertible at the option of the holder at any time without payment of additional consideration into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the original issue price of the Series B convertible preferred stock, by the Series B convertible preferred stock conversion price, which is initially equal to the original issue price. The conversion price is subject to adjustment upon issuance of additional shares of Class A common stock or common stock by the Company.

In the event of liquidation, dissolution or winding up of the Company or a deemed liquidation event, the conversion rights terminate at the close of business on the last full day preceding the date fixed for the payment of any amounts distributable on such event to the holders of the convertible preferred stock.

Upon the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds, net of the underwriting discount and commissions, to the Company, all outstanding shares of the Series A, Series A-1 and Series B convertible preferred stock will automatically be converted into shares of common stock (common stock will be renamed Class B common stock prior to the completion of the Company’s initial public offering) or Class A common stock, and such shares may not be reissued by the Company.

Redemption — Any shares of convertible preferred stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of the convertible preferred stock following redemption.

12.	Derivative Liabilities (Convertible Preferred Stock Warrant Liabilities)

The Company had the following unexercised convertible preferred stock warrants:

	Exercise	Shares as of		Fair Value as of
	Price per	December 31,		December 31,
Underlying Stock	Share	2009	2010	2009	2010
	(Amounts in thousands, except per share data)

Series A-1 convertible preferred stock	$0.487	412	412	$155	$1,975
Series B convertible preferred stock	$4.902	—	30	—	109
Series B convertible preferred stock	$2.941	—	278	—	1,101

Total		412	720	$155	$3,185

Warrants Issued in Connection with Equipment Loans

In connection with the Equipment Loan #1 dated December 30, 2008, the Company issued warrants to purchase 411,312 shares of the Company’s Series A-1 convertible preferred stock at an exercise price of $0.487 per share. The agreement also required the Company to issue another set of warrants as part of the next round of equity financing to occur. With the issuance of Series B convertible preferred stock on April 16, 2010, the lenders of Equipment Loan #1 received warrants to purchase an additional 30,600 shares of the Company’s Series B convertible preferred stock at an exercise price of $4.902. Each set of warrants are exercisable upon issuance and expire eight years from the issuance date. The issuance date fair value of these warrants was estimated to be $155,000 and has been recorded as a reduction, or discount, to the carrying value of the loan. The discount is being amortized to interest expense over the term of the loan. The interest expense for 2009 and 2010 was approximately $39,000 and $42,000, respectively. The warrants were valued on the issuance date using the following assumptions: a risk-free interest rate of 1.14%, expected volatility of 72%, no expected dividend yield and a term of eight years.

In connection with the Equipment Loan #2 dated January 18, 2010, the Company issued warrants to purchase 16,998 shares of the Company’s Series B convertible preferred stock at an exercise price of $2.941 per share. The warrants are exercisable upon issuance and expire 10 years from the issuance date. The issuance date fair value of these warrants was estimated to be $42,000 and has been recorded as a reduction, or discount, to the carrying value of the loan. The discount is being amortized to interest expense over the term of the loan. The interest expense for 2010 was approximately $12,000. The warrants were valued on the issuance date using the following assumptions: a risk-free interest rate of 0.50%, expected volatility of 98.8%, no expected dividend yield and a term of 10 years.

Warrants Issued in Connection with Business Loan

In connection with the Business Loan dated January 27, 2010, the Company issued warrants to purchase 261,460 shares of the Company’s Series B convertible preferred stock at an exercise price of $2.941 per share. The warrants are exercisable upon issuance and expire seven years from the issuance date. The issuance date fair value of these warrants was estimated to be $623,000 and has been recorded as a reduction, or discount, to the carrying value of the loan. The discount is being amortized to interest expense over the term of the loan. The interest expense for 2010 was approximately $207,000. The warrants were valued on the issuance date using the following assumptions: a risk-free interest rate of 0.50%, expected volatility of 98.8%, no expected dividend yield and a term of seven years.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The change in the fair value of convertible preferred stock warrants resulted in a charge to other expense, net in the amount of $2.4 million for the year ended December 31, 2010. The Company determined the fair value of the warrants as of December 31, 2010 using the following assumptions:

Risk free interest rate	1.1%
Expected volatility	115.0%
Expected dividend yield	0.0%
Expected lives (in years)	3.0

Each of these warrants includes a cashless exercise provision, which permits the holder of the warrant to elect to exercise the warrant without paying the cash exercise price, and receive a number of shares determined by multiplying (i) the number of shares for which the warrant is being exercised by (ii) the difference between the fair market value of the stock on the date of exercise and the warrant exercise price, and dividing such by (iii) the fair market value of the stock on the date of exercise. At December 31, 2010, all of the warrants were outstanding and exercisable.

13.	Employee Benefit Plan

The Company has a 401(k) plan covering all of its U.S. employees. Effective May 1, 2010, the Company began matching 100% of the first 3% of individual employee contributions and 50% of the next 2% of individual employee contributions. New employees can immediately join the plan and participants immediately vest in employer matching contributions. Employer matching contributions under the plan totaled $0, $0 and $158,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

14.	Stock-Based Compensation

2007 Stock Option/Stock Issuance Plan

The Company established the 2007 Stock Option/Stock issuance Plan (the “Plan”) as a method to grant stock options, common stock and Class A common stock as an incentive to employees and nonemployees. The Plan, as originally approved, provided for a maximum of 10.2 million common shares to be granted to eligible employees, consultants and directors. On April 16, 2010, the Plan was amended such that the maximum number of common shares to be granted to eligible employees, consultants and directors is now 22.0 million. Options granted under the plan are granted at an exercise price that approximates the fair market value of the stock at the time the option is granted. The stock options expire on the tenth anniversary of the date of grant. A portion of the stock options became exercisable upon issuance and the remaining stock options vest ratably over a five-year period. Common stock or Class A common stock issued under the Plan are granted at the discretion of the Plan administrator and are either granted through the immediate purchase of such shares or as a bonus for services rendered to the Company. Options to purchase approximately 9.8 million shares of common stock and options to purchase approximately 5.6 million shares of Class A common stock were outstanding as of December 31, 2010.

Options — The Company recorded $331,000 and $930,000 in stock-based compensation expense related to stock options granted under the Plan for the years ended December 31, 2009 and 2010, respectively. During 2009, the Company recorded $80,000 of compensation expense as general and administrative expense and $251,000 as a research and development expense on the Consolidated Statements of Operations. During 2010, the Company recorded $702,000 of compensation expense as general and administrative expense and $228,000 as a research and development expense on the Consolidated Statements of Operations. There is a remaining $3.7 million in unrecognized stock-based compensation cost that is expected to be recognized over a weighted-average period of 3.4 years. The weighted-average grant-date fair market value of options granted during the years ended December 31, 2009 and 2010 was $0.084 and $0.80, respectively.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options.

Stock option activity for the Company was as follows:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Life	Value
	(In thousands)		(In years)	(In thousands)

Outstanding at December 31, 2009	10,004	$0.08625	9.56	$933
Granted	6,238	$1.79365
Exercised	(524)	$0.08375
Forfeited	(310)	$0.08405

Outstanding at December 31, 2010	15,408	$0.77745	8.98	$11,979

Vested at December 31, 2010	5,346	$0.17250	8.68	$922

Common Stock Subject to Repurchase — In accordance with the stock option agreement between the Company and the holders of options to purchase shares of its common stock, option holders may exercise their options prior to vesting. The Company has the right to repurchase, at the lower of the original purchase price or the then current fair market value, any unvested (but issued) common shares upon termination of service of the option holder. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares and liability are reclassified into equity on a ratable basis as the award vests. As of December 31, 2009 and 2010, there were no shares outstanding subject to repurchase by the Company.

Stock Grants — In March 2010, the Board of Directors of the Company authorized the issuance of 895,520 shares of common stock to the Company’s chief executive officer in lieu of a cash bonus. The shares were valued at $81,000 and were fully vested at the time of issuance. In July 2010, the Board of Directors authorized the issuance of 60,000 Class A common shares to the Company’s chief executive officer in lieu of a cash bonus. The Class A shares were fully vested at the time of issuance and were valued at approximately $119,000. The share issuances were recorded as compensation expense.

15.	Subsequent Events

The Company has evaluated the period after the balance sheet date through the date the consolidated financial statements were issued, noting no subsequent events or transactions that required recognition or disclosure in the financial statements.

Engineering, Procurement Services and Construction Agreement

In January 2011, the Company executed an Engineering, Procurement Services and Construction Agreement (the “EPC Agreement”) with a subsidiary of KBR, Inc. (“KBR”) and KiOR Columbus. The EPC Agreement is for the engineering, procurement services, construction means, methods, techniques, sequences, procedures, safety and security programs in connection with the construction of a biomass processing unit to be located in Columbus, Mississippi. The agreement is estimated to result in approximately $60.7 million of payments from the Company to KBR. During the term of the EPC Agreement, KBR will provide invoices on a monthly or bi-weekly basis and KiOR will provide payment within 15 days of invoice date. A license fee of $350,000 will be assessed on each of the second through eighth additional biomass processing unit that is constructed using KBR’s FCC technology.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Hydrogen Plant Lease Agreement

In connection with the construction of the Company’s initial-scale commercial production facility in Columbus, Mississippi, in January 2011 the Company entered into a 15-year lease agreement for a four million cubic foot per day hydrogen plant. The hydrogen plant will be located at the Company’s facility in Columbus, Mississippi. Monthly lease payments of $173,000 per month commence upon installation and start-up of the facility.

Memorandum of Understanding — Port Authority

In April 2011, the Company entered into a Memorandum of Understanding (the “MOU”), between Lowndes County, Mississippi; Lowndes County Port Authority; the City of Columbus, Mississippi; Columbus Light and Water Department; KiOR Columbus and the Company, to acquire land for the Company’s Columbus, Mississippi facility. The acquisition of the land was subject to the execution of a final purchase agreement. Upon execution of the MOU, KiOR placed $50,000 in escrow. The escrow account is to be used to update the roads leading to the commercial production facility and for site preparation. KiOR also agreed to invest at least $100,000,000 in construction and operation of a material production facility no later than December 31, 2012. KiOR has also agreed to certain milestones list as follows:

•	application by the Company for all necessary permits with 45 days, and grant of such permits within 120 days, which has been completed;

•	completion of a site specific plan within 60 days;

•	design completion within 270 days; and

•	the commencement of substantial construction within one year of the execution of the MOU.

KiOR has committed to employing at least 30 employees, with aggregate salaries of at least $1.0 million once the Columbus, Mississippi facility is fully operational. The Port Authority in Lowndes County, Mississippi has agreed to convey and lease at no additional cost approximately 29.78 acres of land of which 7.43 acres of land belong to the U.S. Army Corps of Engineers, in order for the Columbus, Mississippi facility to be constructed. If the Company defaults under the terms of the MOU and/or the definitive agreement, the escrow amount is forfeited. The Company also has the responsibility of restoring the land to original condition or paying $500,000 to the Port Authority in lieu of restoration fees. The Company will pay an operation fee related to the use of the site starting at such time as the project becomes fully operational. For the first 10 years of operations the fee shall be $35,000 monthly. With completion of two years of operations the $50,000 escrowed funds will be credited towards the monthly fee. During the second 10 years of operations, and thereafter, the annual operation fee shall be equivalent to $50,000, to be adjusted beginning in year 11 and annually thereafter, by the increase in the Producers Price Index for the previous 12 months.

2-for-1 Stock Split

On June 9, 2011, the Company authorized a 2-for-1 split of all common stock and convertible preferred stock authorized, issued and outstanding at that time. All share and per share amounts in the consolidated financial statements and related notes have been restated to reflect the 2-for-1 split.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Amendments of Equipment and Business Loans

In February 2011 and April 2011, the Company amended certain of its equipment and business loans to waive certain covenant restrictions to allow the Company to enter into the Mississippi Loan Agreement described below. In addition, the amendments provided for a deferral of principal payment for one year, included prepayment penalties and extended the maturities of the loans to January 2014. All other terms were unchanged. Interest during the principal deferral period is paid at 1% to 2.5% over the original stated interest rate and reverts to the original interest rate upon expiration of the deferral period. In connection with the amendments, the Company paid aggregate fees of $300,000 with $60,000 payable upon execution of the amendments and the remainder payable upon maturity. In addition, the Company agreed to issue warrants to purchase $300,000 of securities issued in a next-round equity financing, if such equity financing of at least $35 million is completed prior to May 15, 2011. If such financing is not completed prior to May 15, 2011, the Company will issue warrants to purchase approximately 61,200 shares of Series C Preferred Stock at an exercise price of $4.902 per share.

Mississippi Loan Agreement

In March 2011, KiOR Columbus entered into a loan agreement with the Mississippi Development Authority, or MDA, pursuant to which the MDA has agreed to make disbursements to KiOR Columbus from time to time, in a principal amount not to exceed $75 million, to reimburse costs incurred by KiOR Columbus to purchase land, construct buildings and to purchase and install equipment for use in the manufacturing of the Company’s renewable crude oil and transportation fuels from Mississippi-grown biomass. Principal payments on the loan are due semiannually on June 30 and December 31 of each year, commencing on the earlier of (a) December 31, 2012 and (b) the next scheduled payment date that is at least six months after the Company commences commercial production of renewable crude oil from Mississippi-grown biomass at its initial-scale commercial production facility for sale to customers in the ordinary course of business. On each such payment date, the Company is required to pay an amount equal to the lesser of an amount sufficient to repay the total loan within (a) a period of time determined by the weighted-average life of the equipment being purchased with the proceeds thereof or (b) 20 years. Under the loan agreement, the Company committed to employing at least 30 employees, with aggregate salaries of at least $1.0 million, once the Company’s initial-scale commercial production facility is fully operational. In addition, the Company is required to pay the entire outstanding principal amount of the loan, together with all other applicable costs, charges and expenses no later than the date 20 years from the date of its first payment on the loan. This loan is non-interest bearing.

The loan agreement contains no financial covenants, and events of default include a failure by KiOR Columbus to make specified investments within Mississippi by December 31, 2015, including an aggregate $500.0 million investment in property, plant and equipment located in Mississippi and expenditures for wages and direct local purchases totaling $85.0 million. If an event of default occurs and is continuing, the MDA may accelerate amounts due under the loan agreement. The loan is secured by certain equipment, land and buildings of KiOR Columbus.

Blendstock Supply Agreement

In February 2011, the Company entered into an offtake agreement with Hunt Refining Company (“Hunt”). The offtake agreement establishes terms under which Hunt has agreed to purchase gasoline, diesel and fuel blendstocks to be produced from the Company’s initial-scale commercial production facility, which is expected to commence production in the second half of 2012. Production and sale of the Company’s fuel products pursuant to the Company’s agreement with Hunt will depend on the satisfaction of contract-specific conditions, including establishing product specifications and satisfying commercial and production requirements.

KiOR, Inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Stock Options

In March 2011, the Company amended the Plan to allow the Plan Administrator to set the exercise price of any stock option grants under the Plan, even if such exercise price did not correspond with the fair value of the underlying common stock, provided that such grants at the grant date contained conditions of vesting and exercise for termination of services in compliance with Section 409A of the Internal Revenue Code. Concurrent with the Plan amendment, the Company issued options to purchase an aggregate of 2,428,262 shares of Class A common stock at $1.98 per share to three senior executives. The fair value of the options granted under the Plan had not been determined as of the grant date. The options vest 100% at the end of five years of service and expire on December 31, 2016.

KIOR, Inc.
(A development stage enterprise)

Condensed Consolidated Balance Sheets

			Pro Forma
	December 31,	March 31,	March 31,
	2010	2011	2011
		(unaudited)	(unaudited)
	(Amounts in thousands,
	except share data)

Assets
Current assets:
Cash and cash equivalents	$51,350	$21,947	$21,947
Restricted cash	100	100	100
Prepaid expenses and other current assets	85	192	192

Total current assets	51,535	22,239	22,239
Property, plant and equipment, net	34,880	55,969	55,969
Intangible assets, net	2,426	2,378	2,378
Other assets	—	1,627	1,627

Total assets	$88,841	$82,213	$82,213

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt, net of discount	$4,480	$667	$667
Accounts payable	3,207	7,798	7,798
Accrued liabilities	671	709	709
Convertible preferred stock warrants liability	3,185	4,895	—

Total current liabilities	11,543	14,069	9,174
Long-term debt, less current portion, net of discount	5,037	8,567	8,567

Total liabilities	16,580	22,636	17,741

Commitments and contingencies (Note 8)
Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value, 24,000,000 shares authorized, 24,000,000 shares issued and outstanding at December 31, 2010 and March 31, 2011	4,360	4,360	—
Series A-1 convertible preferred stock, $0.0001 par value, 25,600,000 shares authorized, 20,571,576 shares issued and outstanding at December 31, 2010 and March 31, 2011	10,024	10,024	—
Series B convertible preferred stock, $0.0001 par value, 25,000,000 shares authorized, 24,479,802 issued and outstanding at December 31, 2010 and March 31, 2011	120,000	120,000	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 72,000,000 shares authorized at December 31, 2010 and March 31, 2011; 15,820,320 and 17,277,120 issued and outstanding at December 31, 2010 and March 31, 2011, respectively; 61,848,696 shares issued pro forma	2	2	6
Class A common stock, $0.0001 par value; 112,100,000 shares authorized at December 31, 2010 and March 31, 2011; 60,000 and 70,000 shares issued and outstanding at December 31, 2010 and March 31, 2011, respectively; 24,549,802 shares issued pro forma	—	—	3
Additional paid-in capital	4,199	4,908	144,180
Deficit accumulated during the development stage	(66,324)	(79,717)	(79,717)

Total stockholders’ deficit	(62,123)	(74,807)	64,472

Total liabilities, convertible preferred stock and stockholders’ deficit	$88,841	$82,213	$82,213

See accompanying notes to condensed consolidated financial statements

KIOR, Inc.
(A development stage enterprise)

Condensed Consolidated Statement of Operations

			Period from
			July 23,
			2007
			(Date of
			Inception)
			through
	Three Months Ended March 31,		March 31,
	2010	2011	2011
	(unaudited)
	(Amounts in thousands,
	except per share data)

Operating expenses:
Research and development expenses	$(4,381)	$(7,271)	$(43,113)
General and administrative expenses	(1,226)	(4,189)	(17,403)
Depreciation and amortization expenses	(279)	(523)	(3,060)

Loss from operations	(5,886)	(11,983)	(63,576)
Other income (expense), net:
Interest income	—	—	170
Beneficial conversion feature expense	—	—	(10,000)
Interest expense, net of amounts capitalized	(367)	—	(2,054)
Foreign currency gain (loss)	8	—	(435)
Loss from change in fair value of warrant liability	—	(1,410)	(3,775)

Other expense, net	(359)	(1,410)	(16,094)

Loss before income taxes	(6,245)	(13,393)	(79,670)
Income tax expense:
Current	—	—	(47)
Deferred	—	—	—

Total income tax expense	—	—	(47)

Net loss	$(6,245)	$(13,393)	$(79,717)

Net loss per share of common stock, basic and diluted	$(.11)	$(.16)

Weighted-average common shares outstanding, basic and diluted	14,774	16,330

Pro forma net loss per share of common stock, basic and diluted (Note 2)	$(.11)	$(.16)

Weighted-average common shares used in computing pro forma net loss per share of common stock, basic and diluted (Note 2)	59,345	85,381

See accompanying notes to condensed consolidated financial statements

KIOR, Inc.
(A development stage enterprise)

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

								Deficit
					Class A			Accum.
	Convertible		Common		Common		Addt’l	During the	Total
	Preferred Stock		Stock		Stock		Paid-in	Dev.	Stockholders’
	Shrs	$	Shrs	$	Shrs	$	Capital	Stage	Deficit
	(unaudited)
	(Amounts in thousands)
Balance at December 31, 2010	69,052	$134,384	15,820	$2	60	$—	$4,199	$(66,324)	$(62,123)
Stock-based compensation — options	—	—	—	—	—	—	604	—	604
Stock options/warrants exercised	—	—	1,457	—	10	—	105	—	105
Net loss	—	—	—	—	—	—	—	(13,393)	(13,393)

Balance at March 31, 2011	69,052	$134,384	17,277	$2	70	$—	$4,908	$(79,717)	$(74,807)

See accompanying notes to condensed consolidated financial statements

KIOR, Inc.
(A development stage enterprise)

Condensed Consolidated Statement of Cash Flows

			Period from
			July 23,
			2007
			(Date of
			Inception)
	Three Months Ended		through
	March 31,		March 31,
	2010	2011	2011
			(unaudited)
	(Amounts in thousands)

Cash flows from operating activities
Net loss	$(6,245)	$(13,393)	$(79,717)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	279	523	3,060
Stock-based compensation	49	604	1,865
Non cash compensation from warrants issued on common stock	—	—	298
Beneficial conversion feature	—	—	10,000
Derivative fair value adjustments	—	1,410	3,775
Accrued interest	—	—	534
Amortization of debt discount	48	—	300
Changes in operating assets and liabilities	(325)	(1,599)	(26)

Net cash used in operating activities	(6,194)	(12,455)	(59,911)

Cash flows from investing activities
Purchases of property, plant and equipment	(4,997)	(16,641)	(51,156)
Purchases of intangible assets	—	—	(427)
Restricted cash	—	—	(100)

Net cash used in investing activities	(4,997)	(16,641)	(51,683)

Cash flows from financing activities
Proceeds from issuance of convertible promissory note to stockholder	—	—	15,000
Proceeds from equipment loans	1,000	—	6,000
Payments on equipment loans	(392)	(223)	(2,801)
Proceeds from business loans	7,000	—	7,000
Payments on business loans	—	(189)	(1,108)
Proceeds from stock option/warrants exercises	—	105	148
Proceeds from issuance of Series A convertible preferred stock	—	—	4,360
Proceeds from issuance of Series A-1 convertible preferred stock	—	—	10,024
Proceeds from issuance of Series B convertible preferred stock	—	—	95,000

Net cash provided/(used) by financing activities	7,608	(307)	133,623

Effect of exchange rate on cash and cash equivalents	(40)	—	(82)
Net increase (decrease) in cash and cash equivalents	(3,623)	(29,403)	21,947
Cash and cash equivalents
Beginning of period	5,176	51,350	—

End of period	$1,553	$21,947	$21,947

Noncash investing and financing activities
Accrued purchase of property, plant and equipment	$2,038	$4,789

See accompanying notes to condensed consolidated financial statements

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	General

Organization

KiOR, Inc., a Delaware corporation (the “Company”), is a next-generation renewable fuels company based in Houston, Texas. The Company was incorporated and commenced operations in July 2007 as a joint venture between Khosla Ventures, an investment partnership, and BIOeCON B.V. (“BIOeCON”).

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, KiOR B.V. (in liquidation) and KiOR Columbus LLC. KiOR B.V., a Netherlands company, was formed on March 4, 2008 and commenced the process of liquidation in March 2010. As of December 31, 2010, all of the operations of KiOR B.V. were combined into the operations of KiOR, Inc. KiOR Columbus, LLC, a wholly owned subsidiary of the Company (“KiOR Columbus”), was formed on October 6, 2010.

Nature of Business

The Company has developed a proprietary technology platform to convert abundant and sustainable non-food biomass into hydrocarbon-based crude oil. The Company processes its renewable crude oil using standard refinery equipment into gasoline and diesel blendstocks that can be transported using the existing fuels distribution system for use in vehicles on the road today.

Since inception, the Company has performed extensive research and development efforts to develop, enhance, refine and commercialize its biomass-to-fuel technology platform. The Company is now entering its commercialization phase and, in the first quarter of 2011, commenced construction of its first initial-scale commercial production facility in Columbus, Mississippi.

Development Stage Enterprise

The Company is a development stage enterprise, and has incurred losses since inception. Until recently, the Company has focused its efforts on the research and development of its biomass-to-renewable fuel technology platform, and it has yet to generate revenue from its process. As a result, it has generated operating losses of $63.6 million as of March 31, 2011 and has accumulated a deficit of $79.7 million since inception. The Company expects to continue to incur operating losses through at least 2013 as it continues into the commercialization stage of its business. The Company’s ultimate success is dependent upon the successful transition of the Company from primarily a research and development company to an operating company. There can be no assurance that the Company’s proprietary technologies will be successful on a commercial scale, that it will be successful in funding its long-term expansion plans or that it will be able to generate sufficient revenue in the future to sustain operations.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to these rules and regulations. In the opinion of the Company, these financial statements contain all adjustments necessary to present fairly its financial position as of December 31, 2010 and March 31, 2011 and the results of its operations and changes in its cash flows for the three months ending March 31, 2010 and 2011. All such adjustments represent normal recurring items. These condensed consolidated financial statements should be

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

read in conjunction with the financial statements as of and for the year ended December 31, 2010 and the notes thereto included in elsewhere in this Registration Statement on Form S-1/A.

Use of Estimates

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, the three months ended March 31, 2011, are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or for any future year.

Comprehensive Income/Loss

The Company did not have any items of other comprehensive income/loss during the three-month period ended March 31, 2011. During the three-month period ended March 31, 2010, the Company recognized a cumulative translation loss of $40,000.

Stock Split

On April 16, 2010, the Company authorized a 4-for-1 split on all common stock and convertible preferred stock authorized, issued and outstanding at that time. All share and per share amounts in the consolidated financial statements and related notes have been restated to reflect the 4-for-1 split.

Pro Forma Balance Sheet

Upon the completion of the sale of shares of the Company’s Class A common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds to the Company, net of the underwriting discount and commissions, (1) all outstanding shares of the Series A and Series A-1 convertible preferred stock will convert into 44.6 million shares of common stock on a 1-to-1 basis (which will be renamed “Class B common stock” prior to the completion of the Company’s initial public offering), and (2) all outstanding shares of Series B convertible preferred stock will convert automatically into 24.4 million shares of Class A common stock on a 1-to-1 basis. In addition, (1) warrants to purchase 411,312 shares of Series A-1 convertible preferred stock will automatically be converted into warrants to purchase an equivalent number of Class B common shares, and (2) warrants to purchase 308,000 shares of Series B convertible preferred stock will automatically be converted into warrants to purchase an equivalent number of Class A common shares. The related convertible preferred stock warrant liability of $4.9 million at March 31, 2011 would be reclassified to additional paid-in capital at the fair value of the warrants as of the conversion date. The pro forma balance sheet information at March 31, 2011 gives effect to the conversion of all convertible preferred stock warrants to warrants to purchase Class A and Class B common stock and assumes all convertible preferred shares are converted into 69 million shares of Class A and Class B common stock as described above.

Net Loss per Share of Common Stock

Basic net loss per share of common stock is computed by dividing the Company’s net loss attributable to its stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities, including stock options, warrants and convertible preferred stock. Basic and diluted net loss per share of common stock attributable to the Company’s stockholders was the same for all periods presented on the

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Condensed Consolidated Statements of Operations, as the inclusion of all potentially dilutive securities outstanding would have been anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss per share are the same for each period presented.

All of the Company’s preferred stock participate in earnings or losses of the Company. Consequently, the calculations for the pro forma basic and diluted net loss per share of common stock attributable to the Company’s stockholders assume the conversion of all outstanding shares of convertible preferred stock into corresponding shares of Class A common stock and Class B common stock, as if the conversions had occurred at beginning of the period presented. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from re-measurements of the convertible preferred stock warrant liability as these measurements would no longer be required when the convertible preferred stock warrants convert into warrants to purchase shares of the Company’s Class A and Class B common stock.

The following table presents the calculation of historical basic and diluted net loss per share of common stock attributable to the Company’s stockholders:

	Three Months Ended March 31,
	2010	2011
	(Amounts in thousands, except per share data)

Historical net loss per share:
Numerator:
Net loss	$(6,245)	$(13,393)
Net loss attributable to preferred stockholders	4,690	10,831

Net loss attributable to common stockholders — basic and diluted	$(1,555)	$(2,562)

Denominator:
Weighted-average common shares used in computing net loss per share of common stock — basic and diluted	14,774	16,330

Net loss per share of common stock attributable to common stockholders — basic and diluted	$(.11)	$(.16)

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

	Three Months Ended March 31,
	2010	2011
	(Amounts in thousands)

Pro forma net loss per share:
Numerator:
Net loss attributable to common stockholders — basic and diluted	$(1,555)	$(2,562)
Net loss attributable to preferred stockholders	(4,690)	(10,831)

Net loss in computing pro forma net loss per share of common stock attributable to common stockholders — basic and diluted	$(6,245)	$(13,393)

Denominator:
Weighted-average shares of common stock used in computing net loss per share of common stock — basic and diluted	14,774	16,330
Pro forma adjustment to reflect weighted-average effect of assumed conversion of convertible preferred stock	44,571	69,051

Weighted-average shares of common stock used in computing pro forma net loss per share of common stock — basic and diluted	59,345	85,381

Pro forma net loss per share of common stock attributable to common stockholders — basic and diluted	$(.11)	$(.16)

The following outstanding shares on a weighted average basis of potentially dilutive securities were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2010	2011
	(Amounts in thousands)

Convertible preferred stock (as converted basis)	44,571	69,051
Convertible preferred stock warrants (as converted basis)	595	721
Common stock warrants (as converted basis)	—	157
Stock options	9,818	14,290

Total	54,984	84,219

Recent Accounting Pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.	Fair Value of Financial Instruments

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. As of December 31, 2010 and March 31, 2011, the Company considered the cash and cash equivalents restricted cash and accounts payable to be representative of their fair values because of their short-term maturities.

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Further, the Company’s long-term debt approximates fair value as it has been negotiated on an arm’s length basis with reputable third-party lenders at prevailing market rates.

Assets and liabilities recorded at fair value in the condensed consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (amounts in tables in thousands).

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Financial assets
Money market funds	$45,033	$—	$—	$45,033

Total financial assets	$45,033	$—	$—	$45,033

Financial liabilities
Convertible preferred stock warrant liability	$—	$—	$3,185	$3,185

Total financial liabilities	$—	$—	$3,185	$3,185

	March 31, 2011
	Level 1	Level 2	Level 3	Total

Financial assets
Money market funds	$14,033	$—	$—	$14,033

Total financial assets	$14,033	$—	$—	$14,033

Financial liabilities
Convertible preferred stock warrants liability	$—	$—	$4,895	$4,895

Total financial liabilities	$—	$—	$4,895	$4,895

Money market funds decreased $31.0 million due to expenditures of approximately $16.6 million for the construction of our plant in Columbus, Mississippi and other capital expenditures, approximately $12.5 million for operating expenses and the remainder of $0.9 million was transferred to cash accounts.

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The change in the fair value of the convertible preferred stock warrant liability is summarized below (amounts in thousands):

Fair value as of December 31, 2010	$3,185
Fair value of warrants liability for loan amendment	300
Change in fair value of warrant liability	1,410

Fair value as of March 31, 2011	$4,895

The Company’s assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets and intangible assets. These items are recognized at fair value when they are considered to be impaired. At December 31, 2010 and March 31, 2011, there were no required fair value adjustments for assets and liabilities measured at fair value on a non-recurring basis.

4.	Property , Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	March 31,
	2010	2011
	(Amounts in thousands)

Property, plant and equipment:
Construction in progress	$14,604	$34,861
Lab and testing equipment	3,250	3,553
Leasehold improvement	2,194	2,573
Manufacturing, machinery and equipment	16,305	16,830
Computer equipment and software	347	428
Furniture and fixtures	143	161

Total property, plant and equipment	36,843	58,406
Less: accumulated depreciation	(1,963)	(2,437)

Net property, plant and equipment	$34,880	$55,969

Depreciation expense was $232,000 and $475,000 for the three months ended March 31, 2010 and 2011, respectively. Construction in progress as of December 31, 2010 and March 31, 2011 includes capitalized interest of $118,000 and $443,000, respectively. During the three-month periods ended March 31, 2010 and 2011 the Company capitalized interest of zero and $325,000, respectively.

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

5.	Intangible Assets

Intangible assets consist of the following:

	December 31,	March 31,
	2010	2011
	(Amounts in thousands)

Intangible assets:
Purchased biomass conversion technology	$2,599	$2,599
Accumulated amortization	(535)	(578)

Purchased biomass conversion technology, net	2,064	2,021
Technology licenses	400	400
Accumulated amortization	(38)	(43)

Technology licenses, net	362	357

Intangible assets, net	$2,426	$2,378

Intangible asset amortization expense was $48,000 for the three months ended March 31, 2010 and 2011.

6.	Long-Term Debt

Long-term debt consists of the following:

	December 31,	March 31,
	2010	2011
	(Amounts in thousands)

Long-term debt:
Equipment loans	$3,710	$3,507
Business loan	6,327	6,194
Less: unamortized debt discounts	(520)	(467)

Total debt, net of discount	9,517	9,234
Less: current portion	(4,480)	(667)

Long-term debt, net of discount	$5,037	$8,567

Equipment Loans

Equipment Loan #1 — On December 30, 2008, the Company entered into their first equipment loan agreement with Lighthouse Capital Partners VI, LP. The loan agreement provides for advances at $100,000 minimum increments up to $5.0 million in the aggregate for purchases of equipment. All advances must have been funded no later than September 30, 2009. Each advance represents a separate loan tranche that is payable monthly over a three-year period from the date of issuance of the advance at an annual interest rate of 7.5%. In addition, at loan maturity, the Company is required to make a payment equal to 7.5% of the total principal on the loan, which is amortized over the life of the loan and included in interest expense on the Condensed Consolidated Statements of Operations. The loans mature at dates from March 2012 to October 2012.

During 2009, the Company borrowed all $5.0 million available under the loan. The loan tranches are collateralized by certain of the Company’s production pilot unit, lab equipment and office equipment valued at approximately $5.0 million.

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Equipment Loan #2 — On March 17, 2010, the Company entered into a second equipment loan agreement with Silicon Valley Bank with total availability of $1.0 million, limited to two advances of at least $500,000 each. The full amount of the availability under the loan agreement was drawn down in a single advance of $1 million. The loan is payable monthly over a three-year period at an annual interest rate of 10%. The loan is collateralized by the equipment purchased with the advances valued at approximately $1.3 million.

Business Loan

On January 27, 2010, the Company entered into its first business loan agreement with Lighthouse Capital Partners VI, L.P. and Leader Lending, LLC for an amount of up to $7.0 million. Advances are payable monthly over a three-year period at an annual interest rate of 12% commencing on the date of the advance. In addition, at loan maturity, the Company is required to make a payment equal to 7.5% of the total amount drawn on the loan, which is amortized over the life of the loan and included in interest expense on the Consolidated Statements of Operations.

During 2010, the Company borrowed the full $7.0 million under the loan agreement. The loan is collateralized by the Company’s assets not previously pledged as collateral on the equipment loans described above.

Amendments of Equipment and Business Loan

In February 2011 and April 2011, the Company amended equipment loan #1 and both business loans to waive certain covenant restrictions to allow the Company to enter into the Mississippi Loan Agreement. In addition, the amendments provided for a deferral of principal payment for one year, included prepayment penalties and extended the maturities of the loans to January 2014. All other terms were unchanged. Interest during the principal deferral period is paid at 1% to 2.5% over the original stated interest rate and reverts to the original interest rate upon expiration of the deferral period. In connection with the amendments, the Company paid aggregate fees of $60,000 upon execution of the amendments and agreed to pay $240,000 upon maturity. In addition, the Company agreed to issue warrants to purchase $300,000 of securities issued in a next-round equity financing, if such equity financing of at least $35 million is completed prior to May 15, 2011. If such financing was not completed prior to May 15, 2011, the Company agreed to issue warrants to purchase 61,200 shares of Series B Preferred Stock at an exercise price of $4.902 per share. The Series C convertible preferred stock issued in April 2011 in the aggregate amount of $55.0 million (see Note 13 Subsequent Events) met the next-round equity financing requirement and, as a result, warrants to purchase 61,200 shares of Series C convertible preferred stock at an exercise price of $4.902 per share are required to be issued in connection with the equipment and business loan amendments. As of March 31, 2011, no warrants had been issued. The Company recorded a liability of $300,000 in connection with the warrants that are required to be issued.

Mississippi Loan Agreement

In March 2011, KiOR Columbus entered into a loan agreement with the Mississippi Development Authority, or MDA, pursuant to which the MDA has agreed to make disbursements to KiOR Columbus from time to time, in a principal amount not to exceed $75 million, to reimburse costs incurred by KiOR Columbus to purchase land, construct buildings and to purchase and install equipment for use in the manufacturing of the Company’s renewable crude oil and transportation fuels from Mississippi-grown biomass. Principal payments on the loan are due semiannually on June 30 and December 31 of each year, commencing on the earlier of (a) December 31, 2012 and (b) the next scheduled payment date that is at least six months after the Company commences commercial production of renewable crude oil from Mississippi-grown biomass at its initial-scale commercial production facility for sale to customers in the ordinary course of business. On each such payment

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

date, the Company is required to pay an amount equal to the lesser of an amount sufficient to repay the total loan within (a) a period of time determined by the weighted-average life of the equipment being purchased with the proceeds thereof or (b) 20 years. Under the loan agreement, the Company committed to employing at least 30 employees, with aggregate salaries of at least $1.0 million, once the Company’s initial-scale commercial production facility is fully operational. In addition, the Company is required to pay the entire outstanding principal amount of the loan, together with all other applicable costs, charges and expenses no later than the date 20 years from the date of its first payment on the loan. The loan is non-interest bearing.

The loan agreement contains no financial covenants, and events of default include a failure by KiOR Columbus to make specified investments within Mississippi by December 31, 2015, including an aggregate $500.0 million investment in property, plant and equipment located in Mississippi and expenditures for wages and direct local purchases totaling $85.0 million. If an event of default occurs and is continuing, the MDA may accelerate amounts due under the loan agreement. The loan is secured by certain equipment, land and buildings of KiOR Columbus.

In April 2011, the Company received $26.6 million of the Mississippi Loan to reimburse the Company for expenses incurred on the construction of the commercial production facility located in Columbus, Mississippi.

7.	Income Taxes

The effective tax rate for the three months ended March 31, 2010 and 2011 was 0%.

At December 31, 2010 and March 31, 2011, the Company had a federal net operating loss carryforward balance of $18.1 million and $21.0 million, respectively. If unused, the net operating loss carryforwards begin expiring in 2028. The Company has a full valuation allowance of $23.2 million for its net deferred tax assets because the Company has incurred losses since inception. In addition, certain changes in the ownership of the Company could result in limitations on the Company’s ability to utilize the federal net operating loss carryforwards.

The tax years that remain open to examination by the major taxing jurisdictions to which the Company is subject range from 2008 to 2010. The Company has identified its major taxing jurisdictions as the United States of America, the State of Texas and the State of Mississippi.

8.	Commitments and Contingencies

Litigation

From time to time, the Company may be subject to legal proceedings and claims that arise in the ordinary course of business. The Company is not a party to any material litigation or proceedings and is not aware of any material litigation or proceedings, pending or threatened against it.

New Equipment Purchases

The Company has several contracts in place for the purchase of various manufacturing equipment related to the construction of its initial-scale commercial production facility in Columbus, Mississippi. These contracts are non-cancelable and payments are due at various intervals based on the progress of the assembly of the equipment. As of March 31, 2011, payments aggregating to $48.0 million are due at various times with the final payments due at time of completion, which is estimated to be in September 2011.

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

9.	Stockholders’ Equity

Common Stock Warrants

The Company had warrants outstanding to purchase 157,424 shares of its Class A common stock at an exercise price of $.09 per share. During the three-month period ended March 31, 2011, 10,000 shares of the warrants were exercised at $.09 per share for net proceeds received by the Company of $900 leaving warrants to purchase 147,424 shares outstanding at March 31, 2011.

10.	Convertible Preferred Stock Warrants

Warrants Issued in Connection with Equipment Loans

In connection with the Equipment Loan #1 dated December 30, 2008, the Company issued warrants to purchase 411,312 shares of the Company’s Series A-1 convertible preferred stock at an exercise price of $.4865 per share. The agreement also required the Company to issue another set of warrants as part of the next round of equity financing to occur. With the issuance of Series B convertible preferred stock on April 16, 2010, the lenders of Equipment Loan #1 received warrants to purchase an additional 30,600 shares of the Company’s Series B convertible preferred stock at an exercise price of $4.902. Each set of warrants are exercisable upon issuance and expire eight years from the issuance date. The issuance date fair value of these warrants was estimated to be $155,000 and has been recorded as a reduction, or discount, to the carrying value of the loan. The discount is being amortized to interest expense over the term of the loan. The warrants were valued on the issuance date using the following assumptions: a risk-free interest rate of 1.14%, expected volatility of 72%, no expected dividend yield and a term of eight years.

In connection with the Equipment Loan #2 dated January 18, 2010, the Company issued warrants to purchase 16,998 shares of the Company’s Series B convertible preferred stock at an exercise price of $2.941 per share. The warrants are exercisable upon issuance and expire 10 years from the issuance date. The issuance date fair value of these warrants was estimated to be $42,000 and has been recorded as a reduction, or discount, to the carrying value of the loan. The discount is being amortized to interest expense over the term of the loan. The warrants were valued on the issuance date using the following assumptions: a risk-free interest rate of 0.50%, expected volatility of 98.8%, no expected dividend yield and a term of 10 years.

Warrants Issued in Connection with Business Loan

In connection with the Business Loan dated January 27, 2010, the Company issued warrants to purchase 261,460 shares of the Company’s Series B convertible preferred stock at an exercise price of $2.941 per share. The warrants are exercisable upon issuance and expire seven years from the issuance date. The issuance date fair value of these warrants was estimated to be $623,000 and has been recorded as a reduction, or discount, to the carrying value of the loan. The discount is being amortized to interest expense over the term of the loan. The warrants were valued on the issuance date using the following assumptions: a risk-free interest rate of 0.50%, expected volatility of 98.8%, no expected dividend yield and a term of seven years.

Convertible Preferred Stock Warrant Liability

Outstanding warrants to purchase shares of the Company’s convertible preferred stock are freestanding warrants that are subject to redemption and are therefore classified as liabilities on the Condensed Consolidated Balance Sheets at fair value. The initial liability recorded is adjusted for changes in fair value at each reporting date with an offsetting entry recorded as a component of other income (expense) in the Condensed Consolidated Statements of Operations. The liability will continue to be adjusted for changes in fair value until the earlier event of the exercise date or the conversion of the underlying convertible preferred stock into the corresponding Class A common stock and common stock. Upon conversion of the underlying

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

convertible preferred stock, the warrants will automatically convert into warrants to purchase an equivalent number of shares of Class A common stock and common stock using the same exercise provisions, exercise prices and expiration dates as the warrants to purchase convertible preferred stock. Also, upon conversion, the warrants will cease to be subject to redemption and will be reclassified to additional paid-in capital in stockholders’ deficit on the Condensed Consolidated Balance Sheets. The Company estimates the fair value of its convertible preferred stock warrants using the Black-Scholes option-pricing model.

Warrant Liability

In February 2011, the Company agreed to issue warrants to the lenders in connection with amendments of certain equipment and business loans (see Note 6 Long-Term Debt). As of March 31, 2011, no warrants had been issued. The Company recorded a liability of $300,000 in connection with the warrants that are required to be issued. As of March 31, 2011, the warrant liability was recorded at a fair value of $319,000.

Convertible preferred stock warrants liability consisted of the following:

	Exercise	Shares as of		Fair Value as of
	Price per	December 31,	March 31,	December 31,	March 31,
Underlying Stock/Description	Share	2010	2011	2010	2011

Series A-1 convertible preferred stock	$0.487	411	411	$1,975	$2,752
Series B convertible preferred stock	$4.902	31	31	109	170
Series B convertible preferred stock	$2.941	279	279	1,101	1,654
Warrant liability		—	—	—	319

Total		721	721	$3,185	$4,895

11.	Employee Benefit Plan

The Company has a 401(k) plan covering all of its U.S. employees. Effective May 1, 2010, the Company began matching 100% of the first 3% of individual employee contributions and 50% of the next 2% of individual employee contributions. New employees can immediately join the plan and participants immediately vest in employer matching contributions. Employer matching contributions under the plan totaled zero and $87,500 for the three months ended March 31, 2010 and 2011, respectively.

12.	Stock-Based Compensation

2007 Stock Option/Stock Issuance Plan

The Company established the 2007 Stock Option/Stock issuance Plan (the “Plan”) as a method to grant stock options, common stock and Class A common stock as an incentive to employees and nonemployees. The Plan, as originally approved, provided for a maximum of 10.2 million common shares to be granted to eligible employees, consultants and directors. On April 16, 2010, the Plan was amended such that the maximum number of common shares to be granted to eligible employees, consultants and directors is now 22.0 million. Options granted under the plan are granted at an exercise price that approximates the fair market value of the stock at the time the option is granted. The stock options expire on the tenth anniversary of the date of grant. A portion of the stock options became exercisable upon issuance and the remaining stock options vest ratably over a five-year period. Common stock or Class A common stock issued under the Plan are granted at the discretion of the Plan administrator and are either granted through the immediate purchase of such shares or as a bonus for services

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

rendered to the Company. Options to purchase approximately 9.8 million shares of common stock and options to purchase approximately 5.6 million shares of Class A common stock were outstanding as of December 31, 2010. Options to purchase approximately 7.0 million shares of common stock and options to purchase approximately 8.0 million shares of Class A common stock were outstanding as of March 31, 2011.

In March 2011, the Company amended the Plan to allow the Plan Administrator to set the exercise price of any stock option grants under the Plan, even if such exercise price did not correspond with the fair value of the underlying common stock, provided that such grants at the grant date contained conditions of vesting and exercise for termination of services in compliance with Section 409A of the Internal Revenue Code. Concurrent with the Plan amendment, the Company issued options to purchase an aggregate of 2,428,262 shares of Class A common stock at $1.98 per share to three senior executives. The options vest 100% at the end of five years of service and expire on December 31, 2016. The options were valued at $12.04 on the grant date using the following assumptions: a risk-free interest rate of 2.13%, expected volatility of 84%, no expected dividend yield and a term of five and one half years. The total value of the options as of the grant date was determined to be $14.6 million, which will be amortized over the vesting period of the options of five years.

Compensation Expense — The Company recorded $49,000 and $604,000 in stock-based compensation expense related to stock options granted under the Plan for the three months ended March 31, 2010 and 2011, respectively. During the first quarter of 2010, the Company recorded $34,000 of compensation expense as general and administrative expense and $15,000 as a research and development expense on the Condensed Consolidated Statements of Operations. During the first quarter of 2011, the Company recorded $536,000 of compensation expense as general and administrative expense and $68,000 as a research and development expense on the Condensed Consolidated Statements of Operations. There is a remaining $17.8 million in unrecognized stock-based compensation cost that is expected to be recognized over a weighted-average period of 4.1 years. The weighted-average grant-date fair market value of options granted during the period ended March 31, 2010 and 2011 was $.06 and $6.02, respectively.

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options.

Stock option activity for the Company was as follows:

		Weighted
		Average
	Shares	Exercise Price
	(In thousands)

Outstanding at December 31, 2010	15,408	$.7470
Granted	2,428	$1.98
Exercised	(1,457)	$.085
Forfeited	(1,288)	$.1039

Outstanding at March 31, 2011	15,091	$1.064

Common Stock Subject to Repurchase — In accordance with the stock option agreement between the Company and the holders of options to purchase shares of its common stock, option holders may exercise their options prior to vesting. The Company has the right to repurchase, at the lower of the original purchase price or the then current fair market value; any unvested (but issued) common shares upon termination of service of the option holder. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares and liability are reclassified into equity on a ratable basis as the award vests. As of December 31, 2010 and March 31, 2011, there were no shares outstanding subject to repurchase by the Company.

KIOR, Inc.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Stock Grants — In March 2010, the Board of Directors of the Company authorized the issuance of 896,000 shares of common stock to the Company’s chief executive officer in lieu of a cash bonus. The shares were valued at $81,000 and were fully vested at the time of issuance and recorded as stock-based compensation expense.

13.	Subsequent Events

Issuance of Series C Convertible Preferred Stock

In April 2011, the Company issued 11,219,908 shares of Series C convertible preferred stock for total consideration of $55.0 million. Each share of Series C has the same voting rights has Series A, Series A-1 and Series B. The holders of the Series C convertible preferred stock shall receive a dividend, if declared, on each such outstanding share in an amount at least equal to $.3921. Each share of Series C convertible preferred stock is convertible at the option of the holder at any time without payment of additional consideration into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the original issue price of the Series C convertible preferred stock, by the Series C convertible preferred stock conversion price, which is initially equal to the original issue price of $4.902. The conversion price is adjusted to 80% of the issuance price of the Company’s Class A common stock, if the Company completes an initial public offering of Class A common stock with aggregate proceeds greater than $50.0 million and at a price in excess of $4.902 per Class A common share by October 31, 2011. The conversion price is also subject to adjustment upon issuance of additional shares of Class A common stock or common stock by the Company.

Registration Statement

In April 2011, the Company filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission relating to a proposed initial public offering of its Class A common stock.

2-for-1 Stock Split

On June 9, 2011, the Company authorized a 2-for-1 split of all common stock and convertible preferred stock authorized, issued and outstanding at that time. All share and per share amounts in the condensed consolidated financial statements and related notes have been restated to reflect the 2-for-1 split.

Dealer Prospectus Delivery Obligation

Until          , 2011 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Securities and Exchange Commission registration fee	$28,039
FINRA filing fee	24,650
Nasdaq listing fee	150,000
Accounting fees and expenses	395,000
Legal fees and expenses	1,125,000
Printing and engraving expenses	400,000
Transfer agent and registrar fees and expenses	2,500
Other expenses	300,000

Total	$2,425,189

Item 14.	Indemnification of directors and officers

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) authorizes a corporation, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer or director of such corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, such indemnification is available if he had no reasonable cause to believe his conduct was unlawful.

Article VIII of the registrant’s Amended and Restated Bylaws (the “Bylaws”), will provide for indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is, was or has agreed to become an officer or director of the registrant or is a person who is or was serving or has agreed to serve at the request of the registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation or of a partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of the Bylaws were adopted or as may be thereafter amended. Article VIII expressly provides that it is not the exclusive method of indemnification.

Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was an officer or director of such corporation against liability asserted against or incurred by him in any such capacity, whether or not such corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145.

Article VIII of the Bylaws will also provide that the registrant may maintain insurance, at the registrant’s expense, to protect the registrant and any director, officer, employee or agent of the registrant or of another entity against any expense, liability, or loss, regardless of whether the registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (d) for any transaction from which the director derived improper personal benefit. Article VIII of the registrant’s Amended and Restated Certificate of Incorporation will contain such a provision.

The underwriting agreement to be entered into in connection with this offering will provide that the Underwriters shall indemnify the registrant, its directors and certain officers of the registrant against liabilities resulting from information furnished by or on behalf of the Underwriters specifically for use in the Registration Statement. Please read “Item 17. Undertakings” for a description of the Commission’s position regarding such indemnification provisions.

Item 15.	Recent sales of unregistered securities

During the past three years, we have issued unregistered securities to a number of persons, as described below (after giving effect to a 4-for-1 stock split in April 2010 and 2-for-1 stock split in June 2011):

(a) Equity Issuances

•	In November 2007, we issued and sold 14,400,000 shares of our Class B common stock to an accredited investor for intellectual property valued at approximately $2.6 million.

•	In November 2007 and June 2008, we issued and sold an aggregate of 24,000,000 shares of our Series A preferred stock at $0.183 per share for an aggregate purchase price of approximately $4.4 million to an accredited investor.

•	In June 2008, we issued and sold 20,571,576 shares of our Series A-1 preferred stock at $0.487 per share for an aggregate purchase price of approximately $10 million to an accredited investor.

•	From April to July 2010, we issued and sold an aggregate of 19,379,844 shares of our Series B preferred stock at $4.902 per share for an aggregate purchase price of approximately $95 million to 12 accredited investors. In addition, in April 2010, we issued 5,099,958 shares of our Series B preferred stock to an accredited investor in exercise of the conversion of a convertible promissory note in the amount of $15,000,000, representing a per share purchase price of $2.941 per share.

•	In April 2011, we issued and sold an aggregate of 11,219,908 shares of our Series C convertible preferred stock at $4.902 per share for an aggregate purchase price of approximately $55.0 million to eight accredited investors that were existing investors in our company.

(b) Debt Issuance

•	In August 2009, we issued a convertible promissory note in the amount of $15,000,000 to an accredited investor. Before any of the principal was repaid, this note was converted into 5,099,958 shares of Series B preferred stock at a conversion price of $2.941 per share as described above.

(c) Warrant Issuances

•	In December 2008, we issued a warrant to purchase 411,312 shares of our Series A-1 preferred stock at an exercise price of $0.487 per share to Lighthouse Capital Partners VI, L.P. in connection with a $5 million equipment loan.

•	In January 2010, we issued warrants to purchase an aggregate of 261,800 shares of our Series B preferred stock at an exercise price of $2.941 to Lighthouse Capital Partners VI, L.P. (183,260 shares) and Leader Lending, LLC (78,540 shares) in connection with a $7 million business loan.

•	In March 2010, we issued a warrant to purchase 16,998 shares of our Series B preferred stock at an exercise price of $2.491 per share to Silicon Valley Bank in connection with a $1 million equipment loan.

•	In April 2010, we issued a warrant to purchase 30,600 shares of our Series B preferred stock at an exercise price of $4.902 per share to Lighthouse Capital Partners VI, L.P. in connection with the December 2008 $5 million equipment loan.

•	In July 2010, we issued three warrants to purchase an aggregate of 157,424 shares of our Class A common stock at an exercise price of $0.09 per share to consultants for services rendered to us. One of these warrants covering 10,000 shares of our Class A common stock was exercised in March 2011 for net proceeds received by us of $900.

•	In June 2011, we issued warrants to purchase an aggregate of 10,198 shares of our Series C preferred stock at an exercise price of $4.902 per share to Lighthouse Capital Partners VI, L.P. in connection with an amendment to the December 2008 $5 million equipment loan.

•	In June 2011, we issue warrant to purchase an aggregate of 50,996 shares of our Series C preferred stock at an exercise price of $4.902 per share to Lighthouse Capital Partners VI, L.P. (35,698 shares) and Leader Lending, LLC (15,298 shares) in connection with an amendment to a $7 million business loan.

(d)Options under Amended and Restated 2007 Stock Option/Stock Issuance Plan

•	As of March 31, 2011, we have issued 15,091,334 shares of our Class A common stock and Class B common stock to employees, directors and consultants issuable upon the exercise of options to purchase under our amended and restated 2007 Stock Option/Stock Issuance Plan, with exercise prices ranging from $0.08375 to $1.98 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of securities described in paragraphs (a), (b) and (c) above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and financial statement schedules

(a)The following exhibits are filed herewith:

		Previously Filed				Filed
Number	Exhibit	Form	File No.	Filing Date	Exhibit	Herewith

1.1	Form of Underwriting Agreement.	S-1	333-173440	May 18, 2011	1.1
3.1	Amended and Restated Certificate of Incorporation, as currently in effect.	S-1	333-173440	June 10, 2011	3.1
3.2	Amended and Restated Bylaws, as currently in effect.	S-1	333-173440	May 18, 2011	3.2
3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering.	S-1	333-173440	May 18, 2011	3.3
3.4	Form of Amended and Restated Bylaws, to be in effect upon completion of this offering.	S-1	333-173440	May 18, 2011	3.4

		Previously Filed				Filed
Number	Exhibit	Form	File No.	Filing Date	Exhibit	Herewith

4.1	Specimen Stock Certificate representing Class A common stock.	S-1	333-173440	June 10, 2011	4.1
4.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Registrant and the Registrant’s securityholders listed therein.	S-1	333-173440	May 18, 2011	4.2
4.3	Preferred Stock Purchase Warrant issued December 30, 2008 by KiOR, Inc. to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	April 11, 2011	4.4
4.4	Preferred Stock Purchase Warrant issued January 27, 2010 by KiOR, Inc. to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	April 11, 2011	4.5
4.5	Preferred Stock Purchase Warrant issued January 27, 2010 by KiOR, Inc. to Leader Equity LLC.	S-1	333-173440	April 11, 2011	4.6
4.6	Warrant to Purchase Stock issued March 17, 2010, by KiOR, Inc. to Silicon Valley Bank.	S-1	333-173440	April 11, 2011	4.7
4.7	Form of Class A Common Stock Purchase Warrant issued July 28, 2010.	S-1	333-173440	May 18, 2011	4.7
4.8	Loan and Security Agreement No. 1451, dated as of December 30, 2008, between KiOR, Inc. and Lighthouse Capital Partners VI, L.P. (the “Loan 1451”).	S-1	333-173440	June 1, 2011	4.8
4.9	Amendment No. 1, dated as of February 28, 2011, to Loan 1451.	S-1	333-173440	June 1, 2011	4.9
4.10	Amendment No. 2, dated as of April 12, 2011, to Loan 1451.	S-1	333-173440	May 18, 2011	4.10
4.11	Loan and Security Agreement No. 1452, dated as of January 27, 2010, between KiOR, Inc. and Lighthouse Capital Partners VI, L.P., as Agent (the “Loan 1452”).	S-1	333-173440	June 1, 2011	4.11
4.12	Amendment No. 1, dated as of June 30, 2010, to Loan 1452.	S-1	333-173440	May 18, 2011	4.12
4.13	Amendment No. 2, dated as of February 28, 2011, to Loan 1452.	S-1	333-173440	June 1, 2011	4.13
4.14	Amendment No. 3, dated as of April 12, 2011, to Loan 1452.	S-1	333-173440	May 18, 2011	4.14
4.15	Preferred Stock Purchase Warrant issued June 6, 2011 to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	June 10, 2011	4.15
4.16	Preferred Stock Purchase Warrant issued June 6, 2011 to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	June 10, 2011	4.16
4.17	Preferred Stock Purchase Warrant issued June 6, 2011 to Leader Lending, LLC.	S-1	333-173440	June 10, 2011	4.17
5.1	Opinion of Baker Botts L.L.P.	S-1	333-173440	June 21, 2011	5.1

			Previously Filed				Filed
Number		Exhibit	Form	File No.	Filing Date	Exhibit	Herewith

10.1		Loan Agreement, dated as of March 17, 2011, between KiOR Columbus LLC and the Mississippi Development Authority.	S-1	333-173440	April 11, 2011	10.1
10.2		Purchase Money Security Agreement dated March 17, 2011, between KiOR Columbus LLC and the Mississippi Development Authority.	S-1	333-173440	April 11, 2011	10.2
10	.3†	Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	April 11, 2011	10.3
10	.4†	Form of Option Award Agreement under the Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	April 11, 2011	10.4
10	.5†	Form of Stock Award Agreement under the Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	April 11, 2011	10.5
10	.6†	Form of 409A Option Award Agreement under the Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	June 1, 2011	10.6
10	.7†	Form of 2011 Long-Term Incentive Plan.	S-1	333-173440	June 10, 2011	10.7
10	.8†	Form of Indemnification Agreement.	S-1	333-173440	May 18, 2011	10.8
10.9		Memorandum of Understanding, dated as of April 14, 2011, among KiOR, Inc., KiOR Columbus, LLC, Lowndes County, Mississippi, the Lowndes County Port Authority and the City of Columbus, Mississippi.	S-1	333-173440	May 18, 2011	10.9
10.10		Hydrogen On-Site Supply Agreement, dated as of December 10, 2010, by and between Matheson Tri-Gas, Inc. and KiOR, Inc.	S-1	333-173440	May 18, 2011	10.10
10	.11**	Feedstock Supply Agreement, dated as of May 27, 2011, between Catchlight Energy LLC and KiOR Columbus LLC.	S-1	333-173440	June 10, 2011	10.11
21.1		Subsidiaries.	S-1	333-173440	May 18, 2011	21
23.1		Consent of PricewaterhouseCoopers LLP.	S-1				X
23.2		Consent of Baker Botts L.L.P. (included in Exhibit 5.1).	S-1	333-173440	June 21, 2011	5.1
23.3		Consent of TIAX LLC.	S-1	333-173440	April 11, 2011	23.3
24.1		Power of Attorney	S-1	333-173440	April 11, 2011	24.1
99	.1**	Engineering, Procurement Services and Construction Agreement, dated as of January 5, 2011, between Kellogg Brown & Root LLC and KiOR Columbus, LLC.	S-1				X
99.2		Consent to be named director	S-1	333-173440	June 22, 2011	99.2

**	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

†	Management contracts or compensatory plans or arrangements.

Agreements with respect to certain of the Registrant’s long-term debt are not filed as Exhibits hereto inasmuch as the debt authorized under any such agreement does not exceed 10% of the Registrant’s total assets. The Registrant agrees to furnish a copy of each such agreement to the SEC upon request.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(a)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 22nd day of June, 2011.

KiOR, Inc.

By:	/s/ Fred Cannon
Fred Cannon
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 22nd day of June, 2011.

Signature	Title

/s/ Fred Cannon Fred Cannon	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ John H. Karnes John H. Karnes	Chief Financial Officer (Principal Financial Officer)

/s/ George E. Staggs George E. Staggs	Controller and Treasurer (Principal Accounting Officer)

* Ralph Alexander	Director

* Jagdeep Singh Bachher	Director

* Samir Kaul	Director

* John Melo	Director

* Paul O’Connor	Director

* William Roach	Director

Signature		Title

* Gary L. Whitlock		Director

*By:	/s/ Christopher A. Artzer Christopher A. Artzer Attorney-in-Fact

EXHIBIT INDEX

		Previously Filed				Filed
Number	Exhibit	Form	File No.	Filing Date	Exhibit	Herewith

1.1	Form of Underwriting Agreement.	S-1	333-173440	May 18, 2011	1.1
3.1	Amended and Restated Certificate of Incorporation, as currently in effect.	S-1	333-173440	June 10, 2011	3.1
3.2	Amended and Restated Bylaws, as currently in effect.	S-1	333-173440	May 18, 2011	3.2
3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering.	S-1	333-173440	May 18, 2011	3.3
3.4	Form of Amended and Restated Bylaws, to be in effect upon completion of this offering.	S-1	333-173440	May 18, 2011	3.4
4.1	Specimen Stock Certificate representing Class A common stock.	S-1	333-173440	June 10, 2011	4.1
4.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Registrant and the Registrant’s securityholders listed therein.	S-1	333-173440	May 18, 2011	4.2
4.3	Preferred Stock Purchase Warrant issued December 30, 2008 by KiOR, Inc. to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	April 11, 2011	4.4
4.4	Preferred Stock Purchase Warrant issued January 27, 2010 by KiOR, Inc. to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	April 11, 2011	4.5
4.5	Preferred Stock Purchase Warrant issued January 27, 2010 by KiOR, Inc. to Leader Equity LLC.	S-1	333-173440	April 11, 2011	4.6
4.6	Warrant to Purchase Stock issued March 17, 2010, by KiOR, Inc. to Silicon Valley Bank.	S-1	333-173440	April 11, 2011	4.7
4.7	Form of Class A Common Stock Purchase Warrant issued July 28, 2010.	S-1	333-173440	May 18, 2011	4.7
4.8	Loan and Security Agreement No. 1451, dated as of December 30, 2008, between KiOR, Inc. and Lighthouse Capital Partners VI, L.P. (the “Loan 1451”).	S-1	333-173440	June 1, 2011	4.8
4.9	Amendment No. 1, dated as of February 28, 2011, to Loan 1451.	S-1	333-173440	June 1, 2011	4.9
4.10	Amendment No. 2, dated as of April 12, 2011, to Loan 1451.	S-1	333-173440	May 18, 2011	4.10
4.11	Loan and Security Agreement No. 1452, dated as of January 27, 2010, between KiOR, Inc. and Lighthouse Capital Partners VI, L.P., as Agent (the “Loan 1452”).	S-1	333-173440	June 1, 2011	4.11
4.12	Amendment No. 1, dated as of June 30, 2010, to Loan 1452.	S-1	333-173440	May 18, 2011	4.12
4.13	Amendment No. 2, dated as of February 28, 2011, to Loan 1452.	S-1	333-173440	June 1, 2011	4.13
4.14	Amendment No. 3, dated as of April 12, 2011, to Loan 1452.	S-1	333-173440	May 18, 2011	4.14

			Previously Filed				Filed
Number		Exhibit	Form	File No.	Filing Date	Exhibit	Herewith

4.15		Preferred Stock Purchase Warrant issued June 6, 2011 to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	June 10, 2011	4.15
4.16		Preferred Stock Purchase Warrant issued June 6, 2011 to Lighthouse Capital Partners VI, L.P.	S-1	333-173440	June 10, 2011	4.16
4.17		Preferred Stock Purchase Warrant issued June 6, 2011 to Leader Lending, LLC.	S-1	333-173440	June 10, 2011	4.17
5.1		Opinion of Baker Botts L.L.P.	S-1	333-173440	June 21, 2011	5.1
10.1		Loan Agreement, dated as of March 17, 2011, between KiOR Columbus LLC and the Mississippi Development Authority.	S-1	333-173440	April 11, 2011	10.1
10.2		Purchase Money Security Agreement dated March 17, 2011, between KiOR Columbus LLC and the Mississippi Development Authority.	S-1	333-173440	April 11, 2011	10.2
10	.3†	Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	April 11, 2011	10.3
10	.4†	Form of Option Award Agreement under the Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	April 11, 2011	10.4
10	.5†	Form of Stock Award Agreement under the Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	April 11, 2011	10.5
10	.6†	Form of 409A Option Award Agreement under the Amended and Restated 2007 Stock Option/Stock Issuance Plan.	S-1	333-173440	June 1, 2011	10.6
10	.7†	Form of 2011 Long-Term Incentive Plan.	S-1	333-173440	June 10, 2011	10.7
10	.8†	Form of Indemnification Agreement.	S-1	333-173440	May 18, 2011	10.8
10.9		Memorandum of Understanding, dated as of April 14, 2011, among KiOR, Inc., KiOR Columbus, LLC, Lowndes County, Mississippi, the Lowndes County Port Authority and the City of Columbus, Mississippi.	S-1	333-173440	May 18, 2011	10.9
10.10		Hydrogen On-Site Supply Agreement, dated as of December 10, 2010, by and between Matheson Tri-Gas, Inc. and KiOR, Inc.	S-1	333-173440	May 18, 2011	10.10
10	.11**	Feedstock Supply Agreement, dated as of May 27, 2011, between Catchlight Energy LLC and KiOR Columbus LLC.	S-1	333-173440	June 10, 2011	10.11
21.1		Subsidiaries.	S-1	333-173440	May 18, 2011	21
23.1		Consent of PricewaterhouseCoopers LLP.	S-1				X
23.2		Consent of Baker Botts L.L.P. (included in Exhibit 5.1).	S-1	333-173440	June 21, 2011	5.1
23.3		Consent of TIAX LLC.	S-1	333-173440	April 11, 2011	23.3
24.1		Power of Attorney	S-1	333-173440	April 11, 2011	24.1

			Previously Filed				Filed
Number		Exhibit	Form	File No.	Filing Date	Exhibit	Herewith

99	.1**	Engineering, Procurement Services and Construction Agreement, dated as of January 5, 2011, between Kellogg Brown & Root LLC and KiOR Columbus, LLC.	S-1				X
99.2		Consent to be named director	S-1	333-173440	June 22, 2011	99.2

**	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

†	Management contracts or compensatory arrangements.

Agreements with respect to certain of the Registrant’s long-term debt are not filed as Exhibits hereto inasmuch as the debt authorized under any such agreement does not exceed 10% of the Registrant’s total assets. The Registrant agrees to furnish a copy of each such agreement to the SEC upon request.